As confidentially submitted to the Securities and Exchange Commission on February 24, 2017

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Qudian Inc.

(Exact name of Registrant as specified in its charter)

Cayman Islands	6199	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

15/F Lvge Industrial Building

1 Datun

Chaoyang District, Beijing 100012

People’s Republic of China

+86-10-59485220

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Law Debenture Corporate Services Inc.

400 Madison Avenue, 4th Floor

New York, NY 10017, United States

+1-212-750-6474

(Name, address and telephone number of agent for service)

Copies to:

Chris K.H. Lin, Esq. Daniel Fertig, Esq. Simpson Thacher & Bartlett LLP 35th Floor, ICBC Tower 3 Garden Road Central, Hong Kong +852-2514-7600	David Zhang, Esq. Benjamin Su, Esq. Steve Lin, Esq. Kirkland & Ellis LLP c/o 26th Floor, Gloucester Tower The Landmark 5 Queen’s Road Central, Hong Kong +852-3761-3300

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Proposed Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee
Ordinary shares, par value US$0.0001 per share	US$	US$

(1)	American depositary shares, or ADSs, issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333- ). Each ADS represents ordinary shares.
(2)	Includes (a) ordinary shares represented by ADSs that may be purchased by the underwriters pursuant to their over-allotment option and (b) all ordinary shares represented by ADSs initially offered and sold outside the United States that may be resold from time to time in the United States either as part of the distribution or within 40 days after the later of the effective date of this registration statement and the date the securities are first bona fide offered to the public.
(3)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the United States Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                     , 2017.

American Depositary Shares

Qudian Inc.

Representing                Ordinary Shares

This is an initial public offering of shares of American depositary shares, or ADSs, each representing                  ordinary shares of Qudian Inc., or Qudian.

Qudian is offering                ADSs to be sold in this offering.

Prior to this offering, there has been no public market for the ADSs or our shares. It is currently estimated that the initial public offering price per ADS will be between US$                and US$                . We will apply to list the ADSs on the [New York Stock Exchange, or the NYSE]/[NASDAQ], under the symbol “QD.”

We are an “emerging growth company” under applicable United States federal securities laws and are eligible for reduced public company reporting requirements.

See “Risk Factors” on page 15 to read about factors you should consider before buying the ADSs.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Initial public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$

(1)	See “Underwriting” for additional disclosure regarding underwriting compensation payable by us.

To the extent that the underwriters sell more than                ADSs, the underwriters have the option to purchase up to an aggregate of                 additional ADSs from Qudian at the initial public offering price less the underwriting discounts and commissions.

The underwriters expect to deliver the ADSs against payment in New York, New York on                , 2017.

Prospectus dated                      , 2017

[Insert inside front cover artwork]

No dealer, salesperson or other person is authorized to give any information or to represent as to anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell, and we are seeking offers to buy, only the ADSs offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or any sale of the ADSs.

Neither we nor the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where other action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any free writing prospectus filed with the United States Securities and Exchange Commission, or SEC, must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

Until            , 2017 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our ADSs. You should carefully read the entire prospectus, including “Risk Factors” and the financial statements, before making an investment decision. This prospectus contains information from an industry report commissioned by us and prepared by Oliver Wyman Consulting (Shanghai) Ltd, or Oliver Wyman, an independent management consulting firm, to provide information regarding our industry and our market position in China. We refer to this report as the Oliver Wyman Report.

Overview

We use data technology to transform the consumer finance experience in China. Our proprietary data analytics and risk pricing model analyze millions of behavioral data to assess prospective borrowers’ credit profiles and enable us to set customized terms. Our scalable online model allows borrowers to easily complete all steps online, starting from credit application to drawdown and repayment. At the same time, we aggregate their behavioral data from each of these steps. The combination of our data expertise and online approach enables us to identify millions of quality, unserved or underserved consumers in China and provide them with access to credit products.

We are the number one online provider of small cash credit products in terms of the number of active borrowers and the amount of loans facilitated in 2016, according to the Oliver Wyman Report. In the first nine months of 2016, we facilitated approximately RMB18.1 billion (US$2.7 billion) in loans to 3.8 million active borrowers.

We primarily offer small cash and merchandise credit products. Small credit products typically have short duration, enabling us to quickly understand a borrower’s behavior throughout the life of a loan and further refine our data analytics and risk pricing model. Small credit products also enjoy favorable risk characteristics compared to larger credit products. A borrower is more likely to repay a smaller loan timely to maintain the quality of his or her credit profile, which may subsequently impact future borrowing activities. Benefits to fraudulent borrowers are also limited given the small amount of money borrowed.

A critical foundation of our success is our massive database and proprietary data analytics and risk pricing model. We aggregate our borrowers’ behavioral data with data and credit analysis from various partners as input for our risk pricing model. The short-term nature of our credit products contributes to frequent repayments and repeat borrowing activities, which drive the volume and comprehensiveness of the data we collect and analyze. Our risk pricing model places prospective borrowers into more than 100 distinct segments, each representing distinct credit profile that enables differentiated credit limit and pricing level. As borrowers draw down and repay loans, they build credit histories with us. Based on the credit histories, we can offer progressive pricing and more personalized products, including potentially higher credit limits, lower service fees and longer repayment durations, thereby driving higher borrower engagement. On average, an active borrower drew down four loans in the three months ended September 30, 2016. As we accumulate more data and enhance the capability of our model, we strive to better engage, re-evaluate and serve prospective borrowers who had applied for credits in the past. As of September 30, 2016, only approximately 7.0 million out of our approximately 25.9 million registered users had been approved with credit.

We have established a strategic partnership with Ant Financial, one of our principal shareholders, and have in-depth cooperation in multiple areas of our business. Alipay, operated by Ant Financial, is a leading online and mobile third-party payment service provider in China. We engage many of our prospective borrowers through the Alipay consumer interface, which has significantly contributed to our rapid growth.

We also collaborate with Zhima Credit, a credit assessment service provider operated by Ant Financial, to enhance our credit analysis capabilities. Zhima Credit provides us with its credit analysis of prospective borrowers, including Zhima Credit Scores, which serves as one of the many inputs for our risk pricing model. We also provide Zhima Credit with our credit analysis of borrowers to reflect repayment and other credit attributes and work with Zhima Credit to further develop more robust credit analysis capabilities. We are also in ongoing discussions with Ant Financial to refine our collaboration, including various approaches to engage and serve prospective borrowers.

Since inception in 2014, our business has witnessed significant growth and increased borrower activities, as illustrated by the charts below:

We only collaborate with institutional funding partners but not retail investors to fund the loans we facilitate. Our institutional funding partners include P2P platforms, a consumer finance company, an asset management company, a trust company and a factoring company. When borrowers draw down on their credit, we often first fund loans to borrowers. We then aim to transfer such loans to our institutional funding partners. Certain of our institutional funding partners provide funding directly to borrowers for loans that we facilitate. We also issued and listed asset-backed securities with loans we facilitated as the underlying assets on a private exchange in China in December 2016. We believe institutions provide us with an efficient way to secure a large amount of funding, while being generally more stable than retail investors by nature. In addition, to provide ourselves with additional funding flexibility, from time to time, we also fund certain loans to our borrowers through our small loan companies.

We have experienced strong growth in our results of operations since inception. Our total revenues increased from RMB24.1 million in the period from April 9 to December 31, 2014 to RMB235.0 million (US$35.2 million) in 2015. Our total revenues further reached RMB727.2 million (US$109.1 million) in the nine months ended September 30, 2016, which was 356.7% higher than our total revenues in the same period of 2015. Our net losses were RMB40.8 million in the period from April 9 to December 31, 2014 and RMB233.2 million (US$35.0 million) in 2015. In the nine months ended September 30, 2016, we recorded net income of RMB286.4 million (US$42.9 million). Our adjusted net loss was RMB38.1 million and RMB177.6 million (US$26.6 million) in the period from April 9 to December 31, 2014 and 2015, respectively. Our adjusted net income was RMB286.4 million (US$42.9 million) in the nine months ended September 30, 2016. For information about how we calculate adjusted net (loss)/income, please see “Summary Consolidated Financial and Operating Data — Non-GAAP Measures.”

Our Strengths

We believe the following strengths contribute to our success and reinforce our market leading position:

•	our market leadership and growth;

•	small credit, big data;

•	effective data-driven analytics and pricing model;

•	Ant Financial partnership;

•	collaboration with institutional funding partners; and

•	visionary and experienced management team.

Our Strategies

We seek to continue to transform consumer finance experience in China by using technology to make credit accessible and personalized. We plan to pursue the following strategies to achieve our goal:

•	invest in technology;

•	increase diversity and stability of funding sources;

•	broaden user reach;

•	expand and enhance our product offerings; and

•	attract and retain exceptional employees.

Our Challenges

Our business and successful execution of our strategies are subject to certain challenges, risks and uncertainties, including:

•	our limited operating history in a new and evolving market;

•	our ability to increase utilization of our credit products by existing borrowers as well as new borrowers;

•	our ability to maintain and enhance our relationship and business collaboration with Ant Financial;

•	the effectiveness of our proprietary risk pricing model and management system;

•	our ability to maintain low delinquency rates for loans facilitated by us;

•	the ability to ensure sufficient funding from our institutional funding partners and the ability of our small loan companies to provide sufficient amount in loans;

•	the possibility that the service fees we charge borrowers may decline in the future; and

•	our limited experience in managing our allowance for loan principal and service fee receivables.

In addition, we face risks and uncertainties related to our corporate structure and regulatory environment in China, including:

•	uncertainties associated with the interpretation and application of laws and regulations governing the online consumer finance industry in the PRC;

•	risks associated with our control over our consolidated variable interest entity, or VIE, in China, which is based on contractual arrangements rather than equity ownership; and

•	changes in the political and economic policies of the PRC government.

We also face other risks and uncertainties that may materially affect our business, financial conditions, results of operations and prospects. You should consider the risks discussed in “Risk Factors” and elsewhere in this prospectus before investing in our ADSs.

Our Corporate Structure

We were founded in April 2014 and operated our business through Beijing Happy Time Technology Development Co., Ltd., or Beijing Happy Time. We initially operated our business by facilitating merchandise credit and cash credit to college students on campuses across China. Such efforts have empowered us to gain significant insights into behavioral patterns of young consumers in China, as well as obtain a large amount of data that has empowered us to refine our risk pricing model and management system. Based on the data that we have aggregated and analyzed and the enhancement of our risk pricing model and management system, we subsequently shifted our focus to a broader base of young consumers in China starting from November 2015. In addition, our borrower engagement efforts have shifted from offline to online since November 2015. Since July 2016, all of our borrowers were engaged through online channels.

In September 2016, Qufenqi (Ganzhou) Information Technology Co., Ltd., or Ganzhou Qufenqi, was incorporated as a wholly foreign owned entity in China. In November 2016, we incorporated Qudian Inc. under the laws of the Cayman Islands as our offshore holding company, and subsequently, we established a wholly-owned subsidiary in the British Virgin Islands, QD Technologies Limited, in November 2016, and a wholly-owned subsidiary in Hong Kong, QD Data Limited, to be our intermediate holding company in December 2016, to facilitate our initial public offering in the United States. The entire equity interest of Ganzhou Qufenqi was transferred from its former holding company to QD Data Limited. As a result of the restructuring in 2016, we hold equity interest in Ganzhou Qufenqi through our current offshore structure. At the same time, Ganzhou Qufenqi entered into a series of contractual arrangements with Beijing Happy Time and its shareholders. In addition, pursuant to the resolutions of all shareholders of Qudian Inc. and the resolutions of the board of directors of Qudian Inc., the board of directors of Qudian Inc. or any officer authorized by such board shall cause Ganzhou Qufenqi to exercise Ganzhou Qufenqi’s rights under the power of attorney agreements entered into among Ganzhou Qufenqi, Beijing Happy Time and the nominee shareholders of Beijing Happy Time and Ganzhou Qufenqi’s rights under the exclusive call option agreement between Ganzhou Qufenqi and Beijing Happy Time. As a result of these resolutions and the provision of unlimited financial support from the Company to Beijing Happy Time, Qudian Inc. has been determined to be most closely associated with Beijing Happy Time within the group of related parties and was considered to be the primary beneficiary of Beijing Happy Time and its subsidiaries.

We currently conduct our business in China through Beijing Happy Time and its subsidiaries. We also fund loans directly to our borrowers through Fuzhou High-tech Zone Microcredit Co., Ltd., or Fuzhou Microcredit, and Ganzhou Happy Life Network Microcredit Co., Ltd., or Ganzhou Microcredit, both of which have obtained approval of the relevant competent local authorities to provide loans.

The following diagram illustrates our corporate structure as of the date of this prospectus. It omits certain entities that are immaterial to our results of operations, business and financial condition. Except as otherwise specified, equity interests depicted in this diagram are held as to 100%. The relationships between each of Ganzhou Qufenqi, Beijing Happy Time and its shareholders as illustrated in this diagram are governed by contractual arrangements and do not constitute equity ownership.

(1)

Mr. Min Luo, our founder, chairman and executive officer, holds 21.04% equity interests in Beijing Happy Time. The remainder of the equity interests in Beijing Happy Time are held by Beijing Kunlun Tech Co., Ltd., an affiliate of our shareholder Kunlun Group Limited, Ningbo Yuanfeng Venture Capital L.P., an affiliate of our shareholder Source Code Accelerate L.P., Phoenix Auspicious Internet Investment L.P., an affiliate of our shareholders Wa Sung Investment Limited and Phoenix Auspicious FinTech Investment

L.P., Shanghai Yunxin Venture Capital Co., Ltd., an affiliate of our shareholder API (Hong Kong) Investment Limited, Jiaxing Blue Run Quchuan Investment L.P., an affiliate of our shareholders Joyful Bliss Limited and Ever Bliss Fund, L.P., Tianjin Happy Share Asset Management L.P., or Tianjin Happy Share, a limited partnership directly owned by certain of our employees and a third-party consultant, Shenzhen Huasheng Qianhai Investment Co., Ltd., an affiliate of our shareholder Wa Sung Investment limited and Phoenix Auspicious FinTech Investment L.P., Tianjin Blue Run Xinhe Investment Center L.P., an affiliate of our shareholders Joyful Bliss Limited and Ever Bliss Fund, L.P., as to 19.21%, 15.73%, 14.24%, 12.50%, 6.37%, 5.24%, 5.00% and 0.67%, respectively.
(2)	Our small loan companies.
(3)	QuCampus is owned approximately 45.9% by us, 44.1% by Ant Financial and 10.0% by certain other beneficial shareholders, including Mr. Min Luo, our founder, chairman and chief executive officer. We do not consolidate the financial results of QuCampus in our consolidated financial statements.

Our Corporate Information

Our principal executive offices are located at 15/F Lvge Industrial Building, 1 Datun, Chaoyang District, Beijing 100012, People’s Republic of China. Our telephone number at this address is +86-10-59485220. Our registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our telephone number at this address is +1 (345) 949 1040. Investors should submit any inquiries to the address and telephone number of our principal executive offices set forth above.

Our main website is www.qudian.com, and the information contained on this website is not a part of this prospectus. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, NY 10017.

Implications of Being an Emerging Growth Company

As a company with less than US$1.0 billion in revenue for the last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the previous three year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Conventions That Apply to This Prospectus

Unless we indicate otherwise, references in this prospectus to:

•	“active borrowers” are to borrowers who have drawn down loans in the specified period;

•	“ADSs” are to our American depositary shares, each of which represents ordinary shares, and “ADRs” are to the American depositary receipts that evidence our ADSs;

•	“Allowance Ratio” are to the amount of allowance for loan principal and service fee receivables incurred during a period as a percentage of the total amount of on-balance sheet loans facilitated during such period;

•	“amount of loans facilitated” are to the aggregate principal amount of loans that are provided to borrowers in the specified period, which are comprised of (i) loans that are funded by us, including those that are subsequently transferred to our institutional partners, and (ii) loans that are funded directly by our institutional partners, which are off-balance sheet;

•	“Ant Financial” are to Ant Small and Micro Financial Services Group Co., Ltd., a company organized under the laws of the PRC, and its subsidiaries;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;

•	“Delinquency Rate by Balance” are to the balance of outstanding loan principal that were 1 to 30, 31 to 90, 91 to 180, and 181 and more than 181 calendar days past due as of the end of the period (adjusted to reflect total amount of recovered past due payments for principal and amount charged off) as a percentage of the total balance of outstanding loan principal as of the end of such period;

•	“M1+ Delinquency Coverage Ratio” are to the balance of allowance for principal and service fee receivables at the end of a period, divided by the total balance of outstanding loan principal for on-balance sheet loans that are over 30 days past due as of the end of such period;

•	“M1+ Delinquency Rate by Vintage” are to the total balance of outstanding loan principal of such vintage that is over 30 days past due as of the end of a subsequent month since loan origination (adjusted to reflect total amount of recovered past due payments for principal and amount charged off), divided by the total initial principal of the loans facilitated in such vintage;

•	“number of loans facilitated” are to the number of loans facilitated by us to borrowers, which are comprised of (i) loans that are funded by us, including those that are subsequently transferred to our institutional partners, and (ii) loans that are funded directly by our institutional partners, which are off-balance sheet;

•	“off-balance sheet loans” are to loans we facilitated that are not recorded on our balance sheets;

•	“on-balance sheet loans” are to loans we facilitated that are recorded on our balance sheets;

•	“outstanding loan principal” are to the aggregate principal amount of loans that have not been repaid as of the specified date, which are comprised of (i) loans that are funded by us, including those that are subsequently transferred to our institutional partners, and (ii) loans that are funded directly by our institutional partners, which are off-balance sheet;

•	“P2P platforms” are to financial information intermediaries that are engaged in lending information business and directly provide peers, which can be natural persons, legal persons or other organizations, with lending information services;

•	“registered users” are to individuals who have registered with us;

•	“repeat borrowers” are to active borrowers in the specified period who have made at least two drawdowns by the end of the specified period;

•	“RMB” or “Renminbi” are to the legal currency of China;

•	“small credit products” are to cash or merchandise credit products that are less than RMB5,000 in amount;

•	“unique visitors” are to individuals who accessed our website or mobile apps during a specified period, and a visitor who accessed both our website and mobile apps is counted as two unique visitors;

•	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States;

•	“vintage” are to loans we facilitated during a specified time period; and

•	“we,” “us,” “our company” and “our” are to Qudian Inc., its consolidated VIE and/or their respective subsidiaries, as the context requires.

Unless specifically indicated otherwise or unless the context otherwise requires, all references to our ordinary shares exclude (i) ordinary shares issuable upon the exercise of outstanding options with respect to our ordinary shares under our share incentive plans and (ii) assumes that the underwriters will not exercise their over-allotment option to purchase additional ADSs.

The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.6685 to US$1.00, respectively, the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2016, respectively. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On February 17, 2017, the noon buying rate for Renminbi was RMB6.8640 to US$1.00.

THE OFFERING

Price per ADS	We estimate that the initial public offering price will be between US$ and US$ per ADS.

ADSs Offered by Us	ADSs

ADSs Outstanding Immediately After This Offering	ADSs (or ADSs if the underwriters exercise in full the over-allotment option).

Ordinary Shares Outstanding Immediately After This Offering	ordinary shares (or ordinary shares if the underwriters exercise in full the over-allotment option), excluding ordinary shares issuable upon the exercise of options outstanding under our share incentive plan as of the date of this prospectus.

The ADSs	Each ADS represents ordinary shares.

The depositary will be the holder of the ordinary shares underlying the ADSs and you will have the rights of an ADR holder as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

You may surrender your ADSs to the depositary to withdraw the ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.

We may amend or terminate the deposit agreement for any reason without your consent. Any amendment that imposes or increases fees or charges or which materially prejudices any substantial existing right you have as an ADS holder will not become effective as to outstanding ADSs until 30 days after notice of the amendment is given to ADS holders. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Over-Allotment Option	We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs at the initial public offering price, less underwriting discounts and commissions, solely for the purpose of covering over-allotments.

Use of Proceeds	We estimate that we will receive net proceeds of approximately US$ million from this offering, assuming an initial public

offering price of US$              per ADS, the mid-point of the estimated range of the initial public offering price, after deducting estimated underwriter discounts, commissions and estimated offering expenses payable by us. We anticipate using the net proceeds of this offering for:

•	capital injection into our small loan companies to increase the amount of loans that our small loan companies are able to fund;

•	marketing and borrower engagement activities;

•	investment in licensed financial institutions; and

•	general corporate purposes.

See “Use of Proceeds” for more information.

Lock-up	We, our officers and directors and our existing shareholders have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus, subject to certain exceptions. See “Shares Eligible for Future Sale” and “Underwriting.”

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of the risks relating to investing in our ADSs. You should carefully consider these risks before deciding to invest in our ADSs.

[Directed ADS Program]	[At our request, the underwriters have reserved up to % of the ADSs being offered by this prospectus for sale at the initial public offering price to our directors, officers, employees and other individuals associated with us and members of their families. The sales will be made by , an underwriter of this offering, through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved ADSs, but any purchases they do make will reduce the number of ADSs available to the general public. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs. Certain participants may be subject to the lock-up agreements as described in “Underwriting — Directed Share Program” elsewhere in this prospectus.]

Listing	We have applied to list our ADSs on the [NYSE/NASDAQ]. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.

Proposed [NYSE/NASDAQ] Trading Symbol	QD

Payment and settlement	The underwriters expect to deliver the ADSs against payment on , 2017, through the facilities of the Depositary Trust Company, or DTC

Depositary

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated statements of operations in the period from April 9 to December 31, 2014 and the year ended December 31, 2015, and summary consolidated balance sheets as of December 31, 2014 and December 31, 2015 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The following summary consolidated statements of operations in the nine months ended September 30, 2015 and 2016 and the summary consolidated balance sheet as of September 30, 2016 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial statements.

Our historical results are not necessarily indicative of results to be expected for any future period. The following summary consolidated financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” both of which are included elsewhere in this prospectus.

	Period from April 9, 2014 (inception) through December 31, 2014	Year Ended December 31, 2015		Nine Months Ended September 30,
				2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
				(unaudited)
Summary Consolidated Statements of Operations:
Revenues:
Service income	21,094	153,554	23,027	111,873	659,619	98,916
Sales commission fees	2,926	62,182	9,325	35,693	46,243	6,934
Penalty fees	114	19,271	2,890	11,665	21,387	3,207

Total revenues	24,133	235,007	35,241	159,232	727,249	109,057
Operating cost and expenses(1):
Cost of revenue	9,014	148,417	22,256	94,442	156,157	23,417
Sales and marketing	46,368	192,603	28,882	127,588	114,502	17,171
General and administrative	3,503	42,426	6,362	22,170	22,970	3,445
Research and development	4,360	37,530	5,628	15,088	24,993	3,748
Allowance for loan principal and service fee receivables	1,667	45,111	6,765	30,930	69,051	10,355

(Loss)/income from operations	(40,778)	(231,078)	(34,652)	(130,988)	339,576	50,922
Interest and investment income	8	2,889	433	1,408	3,935	590
Foreign exchange gain, net	—	752	113	218	—	—
Other income	0	779	117	52	9,422	1,413
Other expenses	(5)	(6,505)	(976)	(440)	(326)	(49)

Net (loss)/income before income taxes	(40,775)	(233,164)	(34,965)	(129,750)	352,606	52,876
Income tax expenses	—	—	—	—	(66,233)	(9,932)

Net (loss)/income	(40,775)	(233,164)	(34,965)	(129,750)	286,373	42,944

Net (loss)/income per share — basic	(0.51)	(2.94)	(0.44)	(1.64)	3.61	0.54
Net (loss)/income per share — diluted	(0.51)	(2.94)	(0.44)	(1.64)	0.95	0.14

Weighted average number of shares outstanding	79,305,191	79,305,191	79,305,191	79,305,191	79,305,191	79,305,191

Pro forma basic and diluted (loss)/income per share on an as converted basis					0.95	0.14
Shares used in pro forma basic and diluted (loss)/income per share computation					301,765,677	301,765,677

Total comprehensive (loss)/income	(40,775)	(233,164)	(34,965)	(129,750)	286,373	42,944

(1)	Share-based compensation expenses are allocated in operating cost and expenses as follows:

	Period from April 9, 2014 (inception) through December 31, 2014	Year Ended December 31, 2015		Nine Months Ended September 30,
				2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
				(unaudited)
Sales and marketing	952	23,691	3,553	1,365	—	—
General and administrative	742	11,425	1,713	3,323	—	—
Research and development	1,024	20,492	3,073	4,276	—	—

Total share-based compensation expenses	2,717	55,607	8,339	8,964	—	—

	As of December 31,			As of September 30,
	2014	2015		2016
	RMB	RMB	US$	RMB	US$
	(in thousands)
				(unaudited)
Summary Consolidated Balance Sheets:
Cash and cash equivalents	1,929	210,114	31,508	236,307	35,436
Short-term amounts due from related parties(1)	2,092	34,930	5,238	366,710	54,991
Short-term loan principal and service fee receivables	420,219	2,060,768	309,030	3,902,782	585,256
Long-term loan principal and service fee receivables	93,370	177,582	26,630	176,353	26,446
Total assets	543,892	2,675,596	401,229	4,984,316	747,442
Short-term borrowings and interest payables	392,649	1,562,883	234,368	2,531,844	379,672
Long-term borrowings and interest payables	75,217	89,358	13,400	124,036	18,600
Total liabilities	581,950	3,306,965	495,908	2,783,140	417,356
Total mezzanine equity	5,943,978	5,943,978	891,352	5,943,978	891,352
Total shareholders’ deficit	(5,982,036)	(6,575,347)	(986,031)	(3,742,802)	(561,266)

(1)	Includes RMB33.8 million (US$5.1 million) and RMB171.4 million (US$25.7 million) deposited in our Alipay account as of December 31, 2015 and September 30, 2016, respectively. Such amount is unrestricted as to withdrawal and use and readily available to us on demand.

Non-GAAP Measures

We use adjusted net (loss)/income, a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted net (loss)/income help identify underlying trends in our business by excluding the impact of share-based compensation expenses, which are non-cash charges. We believe that adjusted net (loss)/income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

	Period from April 9, 2014 (inception) through December 31, 2014	Year Ended December 31, 2015		Nine Months Ended September 30,
				2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Selected Non-GAAP Financial Data:
Adjusted net (loss)/income(1)	(38,058)	(177,557)	(26,626)	(120,786)	286,373	42,944

(1)	Adjusted net (loss)/income is defined as net (loss)/income excluding share-based compensation expenses.

Adjusted net (loss)/income is not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net (loss)/income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

The following table reconciles our adjusted net (loss)/income in the years presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net (loss)/income:

	Period from April 9, 2014 (inception) through December 31, 2014	Year Ended December 31, 2015		Nine Months Ended September 30,
				2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net (loss)/income	(40,775)	(233,164)	(34,965)	(129,750)	286,373	42,944
Add: share-based compensation expenses	2,717	55,607	8,339	8,964	—	—

Adjusted net (loss)/income	(38,058)	(177,557)	(26,626)	(120,786)	286,373	42,944

Our Key Metrics

We regularly review a number of metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions.

	Year Ended December 31,		Nine Months Ended September 30,
	2014	2015	2015	2016
Number of active borrowers (in thousands)	166.3	1,230.3	593.7	3,782.9
Number of loans facilitated (in thousands)	199.3	2,686.6	971.1	22,182.6
Amount of loans facilitated (in RMB millions)	575.1	4,130.2	1,899.3	18,062.5

	As of December 31,		As of September 30, 2016
	2014	2015
Outstanding loan principal (in RMB millions)	513.3	2,271.9	4,198.7

RISK FACTORS

You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below and our consolidated financial statements and related notes, before making an investment in our ADSs. Any of the following risks and uncertainties could have a material adverse effect on our business, financial condition, results of operations and prospects. The market price of our ADSs could decline significantly as a result of any of these risks and uncertainties, and you may lose all or part of your investment.

Risks Relating to Our Business and Industry

We have a limited operating history in a new and evolving market, which makes it difficult to evaluate our future prospects.

The online consumer finance market in the PRC is new and may not develop as expected. The regulatory framework for this market is also evolving and may remain uncertain for the foreseeable future. See “— The laws and regulations governing the online consumer finance industry in the PRC are still at a nascent stage and subject to further change and interpretation. If our business practices or the business practices of our institutional funding partners are deemed to violate any PRC laws or regulations, our business, financial condition, results of operations and prospects would be materially and adversely affected.” Prospective borrowers may not be familiar with this market and may have difficulty distinguishing our credit products from those of our competitors, both online and offline. Convincing prospective borrowers of the value of our credit products is critical to increasing the amount of loans facilitated to borrowers and to the success of our business.

We launched our business in 2014 and have a limited operating history. We have limited experience in most aspects of our business operation, such as credit product offerings, data-driven credit assessment and pricing and the development of long-term relationships with borrowers, institutional funding partners and merchandise suppliers. In addition, we have limited experience in serving our current target borrower base as we have only shifted our focus from college students to young consumers in general starting from November 2015. We also have limited experience in online borrower engagement, as we only started to engage prospective borrowers through the Alipay consumer interface in November 2015. We currently offer two principal types of online credit products in China, which are cash credit products and merchandise credit products. We evaluate and approve prospective borrowers’ loan applications submitted online, and we rely on institutional funding partners as well as our small loan companies to fund such loans. As our business develops or in response to competition, we may continue to introduce new credit products, make adjustments to our existing credit products and our proprietary risk pricing model, or make adjustments to our business operation in general. For example, we may implement more stringent borrower qualifications to reduce the delinquency rates of loans facilitated by us, which may negatively affect the growth of our business. We will also seek to expand the base of prospective borrowers that we serve, which may result in higher delinquency rates of loans facilitated by us. In addition, we rely heavily on our institutional funding partners to fund the loans that we facilitate. Our ability to continuously attract low-cost funding sources is also critical to our business. Any significant change to our business model not achieving expected results may have a material and adverse impact on our financial condition and results of operations. It is therefore difficult to effectively assess our future prospects.

You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly-evolving market in which we operate and our limited operating history. These risks and challenges include our ability to, among other things:

•	offer personalized and competitive credit products;

•	increase utilization of our credit products by existing borrowers as well as new borrowers;

•	maintain and enhance our relationship and business collaboration with Ant Financial;

•	offer attractive amount of service fees while driving the growth and profitability of our business;

•	maintain low delinquency rates of loans facilitated by us;

•	develop sufficient, diversified, cost-efficient and reputable institutional funding sources;

•	maintain and enhance our relationships with our other business partners, including merchandise suppliers and data providers;

•	broaden our prospective borrower base to include those outside of the Alipay consumer interface;

•	navigate a complex and evolving regulatory environment;

•	improve our operational efficiency;

•	attract, retain and motivate talented employees to support our business growth;

•	enhance our technology infrastructure to support the growth of our business and maintain the security of our system and the confidentiality of the information provided and utilized across our system;

•	navigate economic condition and fluctuation; and

•	defend ourselves against legal and regulatory actions, such as actions involving intellectual property or privacy claims.

If we are unable to maintain or increase the amount of loans facilitated or if we are unable to retain existing borrowers or attract new borrowers, our business and results of operations will be adversely affected.

The amount of loans that we have facilitated to borrowers has grown rapidly since inception. To maintain and increase the amount of loans facilitated to borrowers, we must continue to increase the amount of loans facilitated to existing borrowers and attract additional prospective borrowers, which may be affected by several factors, including our brand recognition and reputation, the service fees charged, installment plans offered, our efficiency in engaging prospective borrowers, our ability to convert registered users to borrowers, utilization of the credit we approve, the effectiveness of our risk pricing model and management system, our ability to secure sufficient and cost-efficient funding, borrower experience, the PRC regulatory environment governing our industry and the macroeconomic environment. In connection with the introduction of new products or in response to general economic conditions, we may also impose more stringent borrower qualifications to ensure the quality of the loans we facilitate, which may negatively affect the growth of loan facilitated to borrowers. Furthermore, we engage many of our prospective borrowers through different channels on the Alipay consumer interface. If such borrower engagement channels become less effective, if we are unable to continue to use such channels, or if the cost of borrower engagement from such channels become less efficient, and we are unable to attract borrowers through new channels, we may not be able to engage new borrowers in a cost-efficient manner or convert prospective borrowers into active borrowers, and may even lose existing borrowers to our competitors. If we are unable to attract quality borrowers or if borrowers do not continue to utilize our credit products, we might be unable to increase the amount of loans facilitated to borrowers and our total revenues as expected, and our business and results of operations may be adversely affected.

Ant Financial provides services to us as to various aspects of our operations and if such services provided by Ant Financial are limited, restricted, curtailed or less effective or more expensive in any way or become unavailable to us or the borrowers for any reason, our business may be materially and adversely affected.

We have established a strategic partnership with Ant Financial, one of our principal shareholders, and have in-depth cooperation in multiple areas of our business. See “Business — Our Partnership with Ant Financial.” This strategic partnership has contributed to the significant growth of our total revenues and improvement of our profitability in the past and we believe that it will continue to contribute to the growth of our total revenues and improvement of our profitability. However, although we have entered into a series of agreements relating to our ongoing business cooperation and service arrangements with Ant Financial, we cannot assure you that we will continue to receive the same level of services from Ant Financial on the same or more favorable terms and conditions, or renew such agreements at all, upon expiration of their respective agreement terms. Furthermore, these agreements typically provide either party the right to terminate with 30 days’ prior notice. If our agreements with Ant Financial were terminated prior to expiration, our business, results of operations and financial condition will be materially and adversely affected. We engage many of our prospective borrowers through different channels on the Alipay consumer interface. If such channels become ineffective, costly or unavailable, our business, future prospects and results of operations may be materially and adversely affected. Our collaboration with Ant Financial may also affect the terms of loans that we facilitate through Alipay’s consumer interface, including the service fees we charge. In addition, we cannot assure you that Zhima Credit will continue to provide us, even with the authorization of the relevant users, its credit analysis of prospective borrowers, including Zhima Credit Scores (which serves as one of the many inputs for our risk pricing model) on terms that are acceptable to us, or at all. The denial of access to such credit analysis may materially and adversely impact our ability to assess the creditworthiness of prospective borrowers in the future. Moreover, certain analyses and results that were the products of our collaboration with Zhima Credit are maintained by Zhima Credit. Any significant disruption in the systems of Zhima Credit in which such analyses and results are maintained could impede our risk assessment and pricing capabilities, which may materially and adversely affect our business operations. Furthermore, if any of the foregoing occurs, our ability to engage a large number of quality borrowers may be significantly weakened, which will materially and adversely affect both our loan performance and operational efficiency. Any deterioration in our risk assessment capabilities may adversely affect the quality of loans that we facilitate and expose us to more loan losses. As a result, our ability to attract and arrange funding from high quality institutional funding partners could also be materially and adversely affected. We also benefit from Alipay’s strong brand recognition and wide adoption in China. If Alipay loses its market position, the effectiveness of our cooperation with Ant Financial may be materially and adversely affected. In addition, any negative publicity associated with Ant Financial and its affiliates and services provided by Ant Financial and its affiliates, including Alipay and Zhima Credit, or any negative development in respect of their market position or compliance with legal or regulatory requirements in China, will likely have an adverse impact on the effectiveness of our cooperation with Ant Financial as well as our business, results of operations, brands, reputation and prospects.

We may also compete with existing and any future credit business of Ant Financial, such as Ant Credit Pay, or Huabei, and Ant Cash Now, or Jiebei, or other parties that collaborate with Ant Financial and to whom it provides similar or grants superior access to services that we currently utilize. These parties may have greater financial, technical, marketing and other resources than we do. If we are unable to compete effectively with such businesses, the demand for our credit products could substantially decline, which could materially and adversely harm our business and results of operations. Moreover, increased competition with existing and any future credit business of Ant Financial might also harm our existing strategic partnership with Ant Financial. We cannot rule out the possibility that the various services currently provided by Ant Financial to us will be limited, restricted, curtailed or less effective or more expensive in any way or become unavailable. If this were to occur, our business could be materially and adversely affected.

We rely on our proprietary risk pricing model and management system in the determination of credit approval and credit limit assignment and pricing. If our proprietary risk pricing model and management system fail to perform effectively, such failure may materially and adversely impact our operating results.

Our credit products are priced and credit limits of such products are determined and approved based on risk assessment conducted by our proprietary risk pricing model and management system. Such model and system use advanced statistical methods that take into account transactions that we have processed as well as credit analysis and data from multiple external sources. As we have a limited operating history, we may not have accumulated sufficient credit analysis and data to optimize our model and system. Even if we have sufficient credit analysis and data and our risk pricing model and management system has been tailored for prospective borrowers on the Alipay consumer interface for our current operation, such data and risk pricing model and management system might not be effective as we continue to increase the amount of loan drawdowns, expand the borrower base and broaden our borrower engagement efforts through different channels in the future. If our system contains programming or other errors, if our model and system is ineffective or if the credit analysis and data we obtained are incorrect or outdated, our credit assessment and pricing abilities could be negatively affected, resulting in incorrect approvals or denials of credit applications or mispriced credit products. If we are unable to effectively and accurately assess the credit profiles of borrowers, segment borrowers based on their credit profiles, or price credit products appropriately, we may either be unable to offer attractive service fee and credit limits to borrowers, or unable to maintain low delinquency rates of loans facilitated by us. Our risk and credit assessment may not be able to provide more predictive assessments of future borrower behavior and result in better evaluation of our borrower base when compared to our competitors. If our proprietary risk pricing model and management system fail to perform effectively, our business and results of operations may be materially and adversely affected.

If we are unable to maintain low delinquency rates for loans facilitated by us, our business and results of operations may be materially and adversely affected. Further, historical delinquency rates may not be indicative of future results.

We may not be able to maintain low delinquency rates for loans facilitated by us, or such delinquency rates may be significantly affected by economic downturns or general economic conditions beyond our control and beyond the control of individual borrowers. We shifted our focus of target borrower base from college students to young consumers in general starting from November 2015, and we may not be able to accurately assess the credit profiles of our current target borrower base. If borrowers default on their payment obligations, we are generally still obligated to repay our institutional funding partners all loan principals and fees payable in respect of loans funded by them. As of September 30, 2016, our loan principal and service fee receivables were RMB4,079.1 million (US$611.7 million), of which RMB2,655.9 million (US$398.3 million) represent loans that were transferred to institutional funding partners, which were recorded as short-term and long-term borrowings on our balance sheets. If we were to experience a significant increase in delinquency rate, we may not have sufficient capital resources to pay defaulted loan principals and fees to our institutional funding partners, and if this were to occur, our results of operations, financial position and liquidity will be materially and adversely affected. Furthermore, we plan to broaden our prospective borrower base as we enhance our risk pricing model to include those with different credit profiles than borrowers that we currently provide credit to as well as prospective borrowers that we have not reached out to previously. Therefore, we may be unable to maintain low delinquency rates for loans facilitated by us in the future.

In addition, we reserve any estimated loan loss due to the borrowers’ default as allowance for loan principal and service fee receivables. When evaluating the loan principal receivables on a pooled basis, we apply a roll rate model based on historical loss rates, while also taking into consideration macroeconomic conditions in order to calculate the pooled allowance. Accordingly, any increase in delinquency rates of loans facilitated would substantially increase our allowance for loan principal and service fee receivables and have a material adverse effect on our business, results of operations and financial positions. Furthermore, if our actual delinquency rates were higher than predicted, our cash flow would be reduced and our allowance for loan principal and service fee receivables may not be able to cover the actual losses as expected, which could have a material adverse effect on our working capital, financial condition, results of operations and business operations. As of December 31, 2014 and 2015 and September 30, 2016, our M1+ Delinquency Coverage Ratio, defined as the balance of allowance for loan principal and service fee receivables at the end of a period, divided by the total balance of outstanding loan principal for on-balance sheet loans that is over 30 days past due as of the end of such period, was 6.9x, 1.4x and 1.3x, respectively. As of December 31, 2014 and 2015 and September 30, 2016, loan principal that were over 90 days past due accounted for 0.01%, 1.04% and 1.45% of our total outstanding loan principal. As of December 31, 2014 and 2015 and September 30, 2016, our loan principal and service fee receivables for on-balance sheet loans that become delinquent for over 90 days were approximately RMB0.1 million, RMB23.6 million and RMB61.4 million, respectively. As of December 31, 2014 and 2015 and September 30, 2016, our allowance for loan principal and service fee receivables were approximately RMB1.7 million, RMB46.2 million and RMB109.0 million, respectively.

We do not accrue service fees on loan principal that is considered impaired or is more than 90 days past due. Service fees previously accrued but subsequently placed on nonaccrual status will be netted from our service income for the current period. Therefore, an increase in delinquency rates of loans facilitated will lead to an increase in such adjustments of service income.

Our business may be adversely affected if we are unable to secure funding on terms acceptable to us, or at all.

When borrowers draw down on their credit, we often first fund loans to borrowers. We then aim to transfer such loans to our institutional funding partners. Given the short-term nature of loans that we facilitate, a number of such loans may have matured before we are able to transfer such loans to our institutional funding partners. To the extent we are unable to transfer loans to our institutional funding partners, our ability to facilitate additional loans would be constrained by the sufficiency of our own capital. In addition, we generally do not enter into long-term funding arrangements with our institutional funding partners. Instead, funding arrangements are typically negotiated on a weekly or monthly basis. As we expect our business to grow, we may not be able to secure sufficient funding to satisfy our funding needs in the future. To diversify our funding sources, we recently entered into arrangements with a consumer finance company and a trust company that provide funding directly to borrowers for loans that we facilitate. We also issued and listed asset-backed securities with loans we facilitated as the underlying assets on a private exchange in China in December 2016. However, we cannot assure you that funding from these institutional funding partners will continue to be available at reasonable costs or at all.

Our amount of loans facilitated has increased from approximately RMB575.1 million in 2014 to RMB4,130.2 million (US$619.4 million) in 2015. Our amount of loans facilitated further increased from approximately RMB1,899.3 million in the nine months ended September 30, 2015 to RMB18,062.5 million (US$2,708.6 million) in the same period in 2016. As the demand for loans facilitated by us have significantly increased since inception, we may also need to obtain new funding sources or require current institutional funding partners to increase the amount of funding provided. The availability of funding from institutional funding partners depends on many factors, some of which are out of our control. Some of our institutional funding partners have limited operating history, and there can be no assurance that we will be able to rely on their funding in the future. Our ability to cooperate with new institutional funding partners may be subject to regulatory or other limitations. In addition, regardless of our risk management efforts, loans facilitated by us may nevertheless be considered riskier and may have a higher delinquency rate than loans made to borrowers with more established credit histories by traditional financial institutions. In the event there is a sudden or unexpected shortage of funds from our institutional funding partners or if our institutional funding partners have determined not to continue to collaborate with us, we may not be able to maintain necessary levels of funding without incurring high costs of capital, or at all. Furthermore, we had historically relied on one institutional funding partner to fund a substantial portion of loans facilitated by us. While we have since managed to diversify our funding sources, there can be no assurance that our funding sources will remain or become increasingly diversified in the future. If we become dependent on a small number of institutional funding partners and any such institutional funding partner determines not to collaborate with us or limits the funding that is available, our business, financial condition, results of operations and cash flow may be materially and adversely affected. We may not be able to arrange additional, new or alternative methods of funding on favorable terms, or ensure that our cooperation with new institutional funding partners will meet our expectations and the expectations of borrowers. Since inception, we have from time to time experienced, and may continue to experience, constraints as to the availability of funds from our institutional funding partners. Such constraints have affected and may continue to affect user experience, including by limiting our ability to approve new credit applications or resulting in us having to curtail the amount that can be drawn down by borrowers under their existing credit limits. Such limitations have in turn restrained, and may continue to restrain, the growth of our business. Any prolonged constraint as to the availability of funds from our institutional funding partners may also harm our reputation or result in negative perception of the credit products we offer, thereby decreasing the willingness of prospective or existing borrowers to seek credit products from us or to draw down on their existing credit.

We may be deemed as a lender or a provider of financial services by the PRC regulatory authorities.

Our small loan companies were established in 2016, and we have funded loans to borrowers without utilizing small loan companies in the past. The total amount that each of our small loan companies is able to provide in loans is limited and associated with its respective capital level pursuant to the requirements of the competent local authorities, and we may not be able to increase such amount to a level sufficient to meet our needs or to establish additional small loan companies. The funding of loans without utilizing our small loan companies may be considered to involve the use of our own capital in funding the relevant loans, as a result of which we may be deemed as a lender or a provider of financial services by the PRC regulatory authorities, and we may become subject to supervision and restrictions on lending under applicable laws and regulations. For example, the Measures for the Banning of Illegal Financial Institutions and Illegal Financial Business Operations, promulgated by the State Council in July 1998 and revised in 2011, prohibits financial business activity, including fund raising and facilitating loans to the public, to be conducted without the approval of the People’s Bank of China, or the PBOC. The General Rules on Loans issued by the PBOC in June 1996 provides that a financial institution shall conduct the loan business with the approval of the PBOC. Otherwise, it will be subject to a fine from one time to five times of the illegal revenues, and the PBOC has the authority to order such business to suspend its operations. Such existing PRC laws and regulations with respect to the supervision and restrictions on lending to the public were primarily aimed to regulate traditional banking and financial institutions at the time of their respective promulgations, and the regulatory environment in the PRC has evolved since then. With the rapid development and evolving nature of the consumer finance industry and other new forms of Internet finance business in China, there are uncertainties as to the interpretation of the laws and regulations mentioned above as well as whether such laws and regulations are applicable to our business. In the event that we are considered by the relevant authorities to be subject to such PRC laws and regulations, and our past business operations are deemed to be in violation of such laws and regulations, we may be exposed to certain administrative penalties, including the confiscation of illegal revenue and fines up to five times the amount of the illegal revenue as mentioned above. Furthermore, our service fees received from borrowers might be fully or partially deemed as loan interest, such fees may be subject to the restrictions on interest rate as specified in applicable rules on private lending, and hence we may need to reduce the service fees in order to comply with applicable rules. If this occurs, our financial condition, results of operations and prospects may be materially and adversely affected. For example, in accordance with the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People’s Court of the PRC on August 6, 2015, or the Private Lending Judicial Interpretations, which came into effect on September 1, 2015, if the annual interest rate of a private loan is higher than 36%, the excess will be void and will not be enforced by the courts. See “Regulations — Regulations related to Loans and Intermediation.”

In August 2015, the Legislative Affairs Office of the State Counsel of the PRC published a consultation paper seeking public comments on the Regulations on Non-Deposit-Taking Lending Organizations (Draft for Comment), or the Draft Regulations on Non-Deposit-Taking Lending, with a Note on the Draft Regulations on Non-Deposit-Taking Lending published by the PBOC, or the PBOC Note on the Draft Regulations on Non-Deposit-Taking Lending. According to the PBOC Note on the Draft Regulations on Non-Deposit-Taking Lending, rather than generally categorizing activities like lending to public without the approval of PBOC as illegal, PBOC recognizes that, with the continuous development of the financial industry, the credit market in the PRC has developed into multiple segments, in addition to the traditional lending by financial institutions, and non-deposit-taking lending organizations of various types have formed an important part of, and enriched the tiers of, the credit market of the PRC. The PBOC also states that the Draft Regulations on Non-Deposit-Taking Lending seeks to regulate small loan companies and other non-deposit-taking lending organizations that are not covered by the current regulatory framework in the PRC, which we believe may include companies such as ours. It is uncertain when or whether the Draft Regulations on Non-Deposit Lending-Taking will be officially promulgated and take effect and whether the promulgated version would be substantially revised. Therefore, substantial uncertainty remains regarding the final framework, scope and applicability to us of the Draft Regulations on Non-Deposit Lending-Taking to us. We cannot assure you that our past or existing practices would not be deemed to violate any existing or future laws, regulations and governmental policies. If the Draft

Regulations on Non-Deposit Lending-Taking is enacted as proposed, we may have to obtain the requisite business permit and operate in accordance with relevant requirements provided therein.

The laws and regulations governing the online consumer finance industry in the PRC are still at a nascent stage and subject to further change and interpretation. If our business practices or the business practices of our institutional funding partners are deemed to violate any PRC laws or regulations, our business, financial condition, results of operations and prospects would be materially and adversely affected.

The PRC government has not adopted a clear regulatory framework governing the new and rapidly-evolving online consumer finance industry in which we operate, and our business may be subject to a variety of laws and regulations in the PRC that involve financial services, including consumer finance, small loans, and private lending. The application and interpretation of these laws and regulations are ambiguous, particularly in the new and rapidly-evolving online consumer finance industry in which we operate, and may be interpreted and applied inconsistently between the different government authorities. As of September 30, 2016, we have not been subject to any material fines or other penalties under any PRC laws or regulations as to our business operations. However, if the PRC government adopts a stringent regulatory framework for the online consumer finance industry in the future, and subject market participants such as our company to specific requirements (including without limitation, capital requirements, reserve requirements and licensing requirements), our business, financial condition and prospects would be materially and adversely affected. The existing and future rules, laws and regulations can be costly to comply with and if our practice is deemed to violate any existing or future rules, laws and regulations, we may face injunctions, including orders to cease illegal activities, and may be exposed to other penalties as determined by the relevant government authorities as well.

In July 2015, the Guidelines on Promoting the Healthy Development of Internet Finance, or the Internet Finance Guidelines, were jointly released by ten PRC regulatory agencies. The Internet Finance Guidelines set out the regulatory framework and some basic principles on regulating the online consumer finance business in the PRC. The Internet Finance Guidelines specify that the China Banking Regulatory Commission, or the CBRC, will have primary regulatory responsibility for the online consumer finance businesses in China, which as currently used in the Internet Finance Guidelines is interpreted as businesses conducted via the Internet by consumer finance companies. Pursuant to the Pilot Measures for the Administration of Consumer Finance Companies released by the CBRC in November 2013, or the Pilot Consumer Finance Measures, consumer finance companies in the PRC refer to non-banking financial institutions as approved by the CBRC that do not engage in taking public deposits from individual lenders and provide individual borrowers with consumer loans pursuant to the principles that such loans be small amount in nature and widely dispersed to various borrowers. However, the Internet Finance Guidelines and the Pilot Consumer Finance Measures do not explicitly provide guidance or requirements on other forms of online consumer finance business conducted by participants other than the CBRC-approved consumer finance companies as defined in the Pilot Consumer Finance Measures, including, for example, our business. Therefore, it is currently uncertain whether our business practice is subject to the relevant rules regarding online consumer finance companies provided under the Internet Finance Guidelines and consumer finance companies provided under the Pilot Consumer Finance Measures. Given the evolving regulatory environment of the consumer finance industry, we cannot rule out the possibility that the CBRC or other government authorities will issue new regulatory requirements to institute a new licensing regime covering our industry. If such a license regime is introduced or new regulatory rules are promulgated, we cannot assure you that we would be able to obtain any new licenses or other regulatory approvals in a timely manner, or at all, which would materially and adversely affect our business and impede our ability to continue our operations.

In addition, in August 2016, the CBRC, the Ministry of Industry and Information Technology, or the MIIT, the Ministry of Public Security of China and the Office for Cyberspace Affairs jointly promulgated the Interim Measures for Administration of the Business Activities of Online Lending Information Intermediary Institutions, or the Interim Online Lending Information Intermediary Measures, which set out certain rules to regulate the business activities of online lending information intermediary institutions. The Interim Online Lending

Information Intermediary Measures define “online lending” as direct lending between peers, which can be natural persons, legal persons or other organizations, through Internet platforms, and “online lending information intermediary institutions” as financial information intermediaries that are engaged in lending information business and directly provide peers with lending information services, such as information collection and publication, credit rating, information interaction and loan facilitation between borrowers and lenders for them to form direct peer-to-peer lending relationships. We do not engage in direct loan facilitation between peers and instead rely on our small loan companies and institutional funding partners to fund the loans that we facilitate. As such, we do not consider ourselves as an “online information intermediary institution” regulated under the Interim Online Lending Information Intermediary Measures. However, we cannot assure you that the CBRC or other PRC governmental agencies would not expand the applicability of the Interim Online Lending Information Intermediary Measures and/or otherwise regard us as an online lending information intermediary institution. In the event that we are deemed as an online lending information intermediary institution by the PRC regulatory authorities in the future, we may have to register with local financial regulatory authorities and apply for telecommunication business operation licenses if required by the competent authorities, and our current business practices may be considered to be in violation of the Interim Online Lending Information Intermediary Measures. Accordingly, we may face administrative orders to make rectification, receive administrative warnings or criticism notice, monetary penalties up to RMB30,000 and other penalties, and our business, results of operations and financial position could be materially and adversely affected.

We have cooperated with our institutional funding partners, whose compliance with PRC laws and regulations may affect our business. In particular, since P2P platforms, which we work with as institutional funding partners, are identified as online lending information intermediary institutions in accordance with the Interim Online Lending Information Intermediary Measures and other PRC laws and regulations, we may also be exposed to additional regulatory uncertainties faced by such institutional funding partners. We cannot assure you that the business operations of our institutional funding partners currently are or will be in compliance with the relevant laws and regulations, and in the event that our institutional funding partners do not operate their businesses in accordance with the relevant laws and regulations, they will be exposed to various regulatory risks and accordingly, our business, financial condition and prospects would be materially and adversely affected.

We are focused on complying with relevant laws, regulations and government policies applicable to our business practice in the PRC and have implemented various measures, including the following: (i) in May 2016, we have established a small loan company, Fuzhou Microcredit, which has obtained approval of the relevant competent local authorities to provide up to RMB3.0 billion in loans; and (ii) in December 2016, we have established a small loan company, Ganzhou Microcredit, which has obtained approval of the relevant competent local authorities to provide up to RMB2.7 billion in loans. In addition, we continuously seek to work with additional institutional funding partners, including more traditional banking institutions, in light of the regulatory uncertainties faced by certain of our institutional funding partners, such as P2P platforms. However, due to the lack of detailed rules and the fact that the rules, laws and regulations are expected to continue to evolve in this newly emerging industry in which we operate, we cannot assure you that our measures would effectively prevent us from violating any existing or future rules, laws and regulations. See “— Our small loan companies may not be able to provide sufficient amount in loans to support the growth of our business. In addition, the regulatory regime and practice with respect to small loan companies are evolving and subject to uncertainty.”

As part of our efforts to obtain funding at competitive costs, we may from time to time explore alternative funding initiatives to support our rapid business growth, including through standardized capital instruments such as the issuance of asset-backed securities and other debt and equity offerings. The current PRC regulatory framework does not impose many restrictions and obligations on us as the loan originator of any potential asset-backed securities offering. Pursuant to the relevant PRC laws and regulations, an institution, such as our small loan companies, is entitled to establish an asset-backed securities scheme as a loan originator for such scheme on the condition that it has legitimate ownership to the underlying transferred assets that are able to generate independent and predictable cash flow in compliance with relevant laws and regulations. However, the initiators of any potential asset-backed securities scheme with whom we work with are required to be financial institutions and they are subject to a variety of laws and regulations in the PRC, such as Administrative Provisions on the Asset Securitization Business of Securities Companies and the Subsidiaries of Fund Management Companies and Measures for the Supervision and Administration of Pilot Projects of Credit Asset Securitization of Financial Institutions. Since we will not operate as an initiator of any asset-backed securities scheme, we will not be subject to these laws and regulations governing financial institutions as initiators. However, as the laws and regulations applicable to asset-backed securities are still developing, it remains uncertain as to the application and interpretation of such laws and regulations, particularly relating to the new and rapidly evolving online consumer finance industry in which we operate.

Our small loan companies may not be able to provide sufficient amount in loans to support the growth of our business. In addition, the regulatory regime and practice with respect to small loan companies are evolving and subject to uncertainty.

In May 2016, we established a small loan company, Fuzhou Microcredit, which has obtained approval of the relevant competent local authorities to provide up to RMB3.0 billion in loans, and in December 2016, we established a small loan company, Ganzhou Microcredit, which has obtained approval of the relevant competent local authorities to provide up to RMB2.7 billion in loans. Given the scale of our current operations, we believe the authorized amounts are sufficient. The total amount of on-balance sheet loans facilitated in the three months ended September 30, 2016 was RMB8,498.7 million (US$1,274.4 million), and the outstanding loan principal for on-balance sheet loans as of September 30, 2016 was RMB4,183.5 million (US$627.3 million). However, we cannot assure you that the authorized amounts will be sufficient to support the growth of our business and fund the continued increase in the amount of loans we facilitate. We plan to use a portion of the net proceeds of this offering for capital injection into our small loan companies. However, our small loan companies may not be able to obtain the regulatory approvals for increases in authorized amounts. If the amount that our small loan companies are able to provide in loans is insufficient to meet the growth in the amount of loans we facilitate, our business, financial condition, results of operations, cash flow and future prospects may be materially and adversely affected.

Government authorities have issued certain rules, laws and regulations to regulate the organization and business activities of small loan companies. However, due to the lack of the detailed rules on interpretation and implementation of such rules, laws and regulations and the fact that the rules, regulations and laws are expected to continue to evolve with respect to the small loan companies, there are uncertainties as to how such rules, regulations and laws will be interpreted and implemented and whether there will be new rules, laws or regulations issued which would set further requirements and restrictions on small loan companies. We cannot assure you that our existing practice of the small loan companies will be deemed to be in full compliance with all rules, regulations and laws that are applicable, or may become applicable to us in the future. For example, on November 9, 2016, Fuzhou Microcredit received a rectification notice from the Finance Office of Fuzhou Municipal Government, the competent regulator for administration and supervision on the small loan business of Fuzhou Microcredit, which requires Fuzhou Microcredit to conduct certain improvements and corrections, mainly focused on its operating system and internal control system, in accordance with the Measures of Jiangxi Province for Supervision on Online Small Loan Companies (Pilot Scheme), as promulgated by the Jiangxi Provincial Finance Office on September 5, 2016. We have carried out such improvements and corrections as required and have submitted to the Finance Office of Fuzhou Municipal Government the rectification report. We have not received any further notification from the regulator. We cannot assure you that there will not be any other rectification requirements when any new rules on small loan companies come into effect in the future.

We may need additional capital to pursue business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all.

Since inception, we have issued equity securities to support the growth of our business. As we intend to continue to make investments to support the growth of our business, we may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including developing new products and services, increasing the amount of loans that our small loan companies are able to fund to support the increasing amount of loans we facilitate, further enhance our risk management capabilities, increasing our marketing expenditures to improve brand awareness and diversify our borrower engagement channels by collaborating with other leading Internet companies, enhancing our operating infrastructure and acquiring complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. However, additional funds may not be available when we need them, on terms that are acceptable to us, or at all. Repayment of the debts may divert a substantial portion of cash flow to pay principal and interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes; and we may suffer default and foreclosure on our assets if our operating cash flow is insufficient to repay debt obligations, which could in turn result in acceleration of obligations to repay the indebtedness and limit our sources of financing.

Volatility in the credit markets may also have an adverse effect on our ability to obtain debt financing. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our ordinary shares. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, operating results, financial condition and prospects could be adversely affected.

The service fees we charge borrowers may decline in the future and any material decrease in such service fees could harm our business, financial condition and results of operations.

We generate a substantial majority of our total revenues from service fees we charge borrowers. Any material decrease in our service fees would have a substantial impact on our margin. In the event that the amount of service fees we charge for loans we facilitated decrease significantly in the future and we are not able to reduce our cost of capital for funds from institutional funding partners or to adopt any cost control initiatives, our business, financial condition and results of operations will be harmed. To compete effectively, the service fees we charge borrowers could be affected by a variety of factors, including the creditworthiness and ability to repay of the borrowers, the competitive landscape of our industry, our access to capital and regulatory requirements. Our service fees may also be affected by a change over time in the mix of the types of products we offer and a change to our borrower engagement initiatives. In addition, our service fees are sensitive to many macroeconomic factors beyond our control, such as inflation, recession, the state of the credit markets, changes in market interest rates, global economic disruptions, unemployment and fiscal and monetary policies. Our service fees, to the extent they are fully or partially deemed as loan interest, may also be subject to the restrictions on interest rate as specified in applicable rules on private lending, and hence we may need to reduce our service fees in order to be in compliance with applicable rules. See “— The laws and regulations governing the online consumer finance industry in the PRC are still at a nascent stage and subject to further change and interpretation. If our business practices or the business practices of our institutional funding partners are deemed to violate any PRC laws or regulations, our business, financial condition, results of operations and prospects would be materially and adversely affected.” Any material reduction in service fees we charge borrowers could have a material adverse effect on our business, results of operations and financial condition.

We have limited experience managing our allowance for loan principal and service fee receivables. In addition, our allowance for loan principal and service fee receivables is determined based on both objective and subjective factors and may not be adequate to absorb loan losses if we fail to accurately forecast the expected loss.

We face the risk that borrowers fail to repay their loan principals and service fees in full. Although we transfer certain loans facilitated to our institutional funding partners, if borrowers default on their payment obligations for such loans, we are generally still obligated to repay our institutional funding partners all loan principals and fees payable in respect of loans funded by them. Estimated loss as a result of the borrower’s default is recorded as allowance for loan principal and service fee receivables. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.” We have established an evaluation process designed to determine the adequacy of our allowance for loan principal and service fee receivables. While this evaluation process uses historical and other objective information, the classification of loans and the forecasts and establishment of loan principal and service fee receivables are also dependent on our subjective assessment based upon our experience and judgment. Actual losses are difficult to forecast, especially if such losses stem from factors beyond our historical experience. We have limited experience managing our allowance for loan principal and service fee receivables, especially given the fact that we only commenced our business in early 2014. Furthermore, we shifted our focus of target borrower base from college students to young consumers in general starting from November 2015, and we may not be able to accurately forecast delinquencies of our current target borrower base. Given these challenges, it is possible that we will underestimate or overestimate the allowance for loan principal and service fee receivables. In addition, we are not subject to periodic review by bank regulatory agencies of our allowance for loan principal and service fee receivables. As a result, if we underestimate the allowance for loan principal and service fee receivables, there can be no assurance that our allowance for loan principal and service fee receivables will be sufficient to absorb losses or prevent a material adverse effect on our business, financial condition and results of operations. Conversely, if we overestimate the allowance for loan principal and service fee receivables, we will record higher charge-off allowance for loan principal and service fee receivables, which will adversely affect our results of operations.

We incurred net losses in the past and may incur net losses in the future.

We had net losses of RMB40.8 million and RMB233.2 million (US$35.0 million) in the period from April 9 to December 31, 2014 and in 2015, respectively. We had accumulated deficits of RMB5,984.8 million and RMB6,633.7 million (US$994.8 million) as of December 31, 2014 and December 31, 2015, respectively. Although we had net income of RMB286.4 million (US$42.9 million) in the nine months ended September 30, 2016, we cannot assure you that we will be able to continue to generate net income in the future. We anticipate that our operating cost and expenses will increase in the foreseeable future as we continue to grow our business, attract borrowers, institutional funding partners and merchandise suppliers and further enhance and develop our credit products, enhance our risk management capabilities and increase brand recognition. These efforts may prove more costly than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. There are other factors that could negatively affect our financial condition. For example, the delinquency rates of the loans facilitated may be higher than expected, which may lead to lower than expected revenue, additional expenses and allowance for loan principal and service fee receivables. Furthermore, we have adopted share incentive plans in the past and may adopt new share incentive plans in the future, which have caused, and will result in, significant share-based compensation expenses to us. We generate a substantial majority of our total revenues from service fees we charge borrowers. Any material decrease in our service fees would have a substantial impact on our margin. As a result of the foregoing and other factors, our net income margins may decline or we may incur additional net losses in the future and may not be able to maintain profitability on a quarterly or annual basis.

If our credit products do not achieve sufficient market acceptance, our financial condition, results of operations and competitive position will be materially and adversely affected.

We currently offer cash credit products and merchandise credit products. Historically, we had explored and offered other types of credit products to users in China which were discontinued due to limited demand in the market. While we intend to eventually broaden the scope of products that we offer, there can be no assurance that we will be successful. New products must achieve high levels of market acceptance in order for us to balance the default risks associated with such products and to recoup our investment in developing and bringing them to market. Our existing or new products could fail to attain sufficient market acceptance for many reasons, including:

•	our failure to predict market demand accurately and supply attractive and increasingly personalized credit products at appropriate pricing and amount that meet this demand in a timely fashion;

•	borrowers may not like, find useful or agree with any changes made to our credit products;

•	our existing credit products may cease to be popular among current borrowers or prove to be less attractive to prospective borrowers;

•	our failure to offer attractive merchandise on our marketplace that can be purchased by borrowers through merchandise credit products at competitive amount of service fees to meet consumer needs and preferences;

•	our failure to assess risk associated with new products and to properly price new and existing products;

•	negative publicity about our credit products or our websites or mobile apps’ performance or effectiveness;

•	views taken by regulatory authorities that the launch of new credit products and changes to our existing credit products do not comply with PRC laws, rules or regulations applicable to us; and

•	the introduction or anticipated introduction of competing offerings by competitors.

If our existing and new products do not achieve adequate acceptance in the market, our competitive position, results of operations and financial condition could be harmed.

We face intense competition and, if we do not compete effectively, our results of operations could be harmed.

The online consumer finance industry in China is highly competitive and we compete with other consumer finance service providers, including online consumer finance service providers, such as JD Finance, WeBank, Huabei and Jiebei, as well as traditional financial institutions, such as banks and consumer finance companies. Our competitors may operate different business models, have different cost structures or participate selectively in different market segments. They may ultimately prove more successful or more adaptable to consumer demand and new regulatory, technological and other developments. Some of our current and potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their offerings. Our competitors may also have longer operating history, more extensive borrower bases or funding sources, greater brand recognition and brand loyalty and broader relationships with funding partners or merchandise suppliers than us. Additionally, a current or potential competitor may acquire, or form a strategic alliance with, one or more of our competitors. Our competitors may be better at developing new products, offering more attractive fees, responding more quickly to new technologies and undertaking more extensive and effective marketing campaigns. Furthermore, in light of the low barriers to entry in the online consumer finance industry, more players may enter this market and increase the level of competition. We anticipate that more established Internet, technology and financial services companies that possess large, existing user bases, substantial financial resources and established distribution channels may also enter the market in the future. In response to competition and in order to grow or maintain the amount of loans facilitated to borrowers, we may have to offer lower amount of service fees, which could materially and adversely affect our business and results of operations. If we are unable to compete with such companies and meet the need for innovation in our industry, the demand for our credit products could stagnate or substantially decline, which could harm our business and results of operations.

With respect to institutional funding partners, we compete with other investment products and asset classes, such as equities, bonds, investment trust products, insurance products, bank savings accounts and real estate. If a substantial number of our institutional funding partners choose other investment alternatives, our business, financial condition and results of operations could be materially and adversely affected.

Credit analysis and other information that we receive from other parties concerning a prospective borrower may be inaccurate or may not accurately reflect such prospective borrower’s creditworthiness, which may compromise the accuracy of our credit assessment and the effectiveness of our credit pricing.

For the purpose of credit assessment and pricing, we obtain prospective borrower’s credit analysis and other information from them as well as, with their authorization, from external parties, and assess applicants’ creditworthiness based on such information. Such assessment may not reflect that particular borrower’s actual creditworthiness because assessment may be based on outdated, incomplete or inaccurate information. In addition, the completeness and reliability of information on borrower’s credit risk available in the PRC is relatively limited. The PBOC has developed and put into use a national personal and corporate credit information database which remains relatively underdeveloped. The information available to us and external parties from whom we obtain information for our risk pricing model is limited. We also currently do not have a comprehensive way to determine whether prospective borrowers have obtained loans through other consumer finance platforms, creating the risk whereby a borrower may utilize our credit products in order to pay off loans from other sources. Additionally, we allow a borrower to make multiple drawdowns under his or her credit, and such borrower may use proceeds from one drawdown to repay a separate loan facilitated by us. There is also a risk that, following our obtaining a borrower’s information, the borrower may have:

•	become delinquent in the payment of an outstanding obligation;

•	defaulted on a pre-existing debt obligation;

•	taken on additional debt; or

•	sustained other adverse financial events.

Such inaccurate or incomplete borrower credit analysis and other information could compromise the accuracy of our credit assessment and adversely affect the effectiveness of our control over our delinquency rates. We may not be able to recoup funds underlying loans made in connection with inaccurate or incomplete borrower credit information, in which case our results of operations will be harmed.

Any harm to our brands or reputation or any damage to the reputation of the online consumer finance industry may materially and adversely affect our business and results of operations.

Enhancing the recognition and reputation of our brands is critical to our business and competitiveness, since this initiative affects our ability to attract and better serve borrowers and institutional funding partners as well as merchandise suppliers. Factors that are vital to this objective include our ability to:

•	maintain the effectiveness, quality and reliability of our systems;

•	provide borrowers with a superior experience;

•	engage large number of quality borrowers with low delinquency rate;

•	enhance and improve risk pricing model and management system;

•	enhance the quality of our funding sources;

•	effectively manage and resolve borrower complaints; and

•	effectively protect personal information and privacy of borrowers.

Any malicious or otherwise negative allegation made by the media or other parties about the foregoing or other aspects of our company, including our management, business, compliance with law, financial condition, prospects or our historical business operations on campuses, whether with merit or not, could severely hurt our reputation and harm our business and results of operations. In addition, certain factors that may adversely affect our reputation are beyond our control. Negative publicity about parties that we collaborate with in the operation of our business, such as Ant Financial or institutional funding partners, including negative publicity about any failure by them to adequately protect the information of their users, to comply with applicable laws and regulations or to otherwise meet required quality and service standards, could also harm our reputation or result in negative perception of the products we offer. Furthermore, any negative development in the online consumer finance industry, such as bankruptcies or failures of other consumer finance service providers, and especially a large number of such bankruptcies or failures, or negative perception of the industry as a whole, such as that arises from any failure of other consumer finance platforms to detect or prevent money laundering or other illegal activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and impose a negative impact on our ability to attract new borrowers and to collaborate and retain institutional funding partners. Negative developments in our industry, such as widespread borrower defaults, fraudulent behavior and/or the closure of other online consumer finance service providers, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

We are subject to risks associated with other parties with which we collaborate. If such other parties fail to perform or provide reliable or satisfactory services, our business, financial condition and results of operations may be materially and adversely affected.

We collaborate with certain other parties in providing our credit products to borrowers. Such other parties include Ant Financial, institutional funding partners, other institutions from which we obtain information for our risk pricing model and management system, our cloud computing service provider and merchandise suppliers. These parties may not be able to provide accurate data analyses, sufficiently or timely fund loans that we facilitate or provide satisfactory merchandise and services to us and/or borrowers on commercially acceptable terms or at all. Any failure by these parties to continue with good business operations, comply with applicable laws and regulations or any negative publicity on these parties could damage our reputation, expose us to significant penalties and decrease our total revenues and profitability. Also, if we fail to retain existing or attract new quality parties to collaborate with, our ability to retain existing borrowers, engage prospective borrowers may be severely limited, which may have a material and adverse effect on our business, financial condition and results of operations. In addition, certain of these other parties that we collaborate with have access to our user data to a limited extent in order to provide their services. If these other parties engage in activities that are negligent, illegal or otherwise harmful to the trustworthiness and security of our products or system, including the leak or negligent use of data, or users are otherwise dissatisfied with their service quality, we could suffer reputational harm, even if these activities are not related to, attributable to or caused by us.

Fraudulent activity could negatively impact our results of operations, brand and reputation and cause the use of our credit products and services to decrease.

We are subject to the risk of fraudulent activity associated with borrowers and parties handling user information. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. For example, we currently do not have a comprehensive way to determine whether prospective borrowers have obtained loans through other consumer finance platforms, creating the risk whereby a borrower may borrow money through us in order to pay off loans from other sources. We may not be able to recoup funds underlying loans made in connection with fraudulent activities. A significant increase in fraudulent activities could negatively impact our brands and reputation, discourage institutional funding partners from collaborating with us, reduce the amount of loans facilitated to borrowers and lead us to take additional steps to reduce fraud risk, which could increase our costs. High profile fraudulent activity could even lead to regulatory intervention, and may divert our management’s attention and cause us to incur additional expenses and costs. Although we have not experienced any material business or reputational harm as a result of fraudulent activities in the past, we cannot rule out the possibility that fraudulent activities may materially and adversely affect our business, financial condition and results of operations in the future.

We primarily rely on institutional funding partners to fund loans to borrowers, which may constitute provision of intermediary service, and our agreements with these institutional funding partners and borrowers may be deemed as intermediation contracts under the PRC Contract Law.

Under the PRC Contract Law, if an intermediary conceals any material fact intentionally or provides false information in connection with the conclusion of the proposed contract, which results in harm to the client’s interests, the intermediary may not claim for service fees and is liable for the damages caused. See “Regulations — Regulations Related to Loans and Intermediation.” Therefore, if we fail to provide material information to institutional funding partners, or if we fail to identify false information received from borrowers or others and in turn provide such information to institutional funding partners, and in either case if we are also found to be at fault, due to failure or deemed failure to exercise proper care, such as to conduct adequate information verification or supervision of our employees, or to accurately detect and prevent fraud due to ineffectiveness of our fraud detection tools, we could be held liable for damages caused to institutional funding partners as an intermediary pursuant to the PRC Contract Law. In addition, if we fail to complete our obligations under the agreements with institutional funding partners and borrowers, we could also be held liable for damages caused to borrowers or institutional funding partners pursuant to the PRC Contract Law. On the other hand, we do not assume any liability solely on the basis of failure to correctly assign a credit limit or pricing to a particular borrower in the process of facilitating a loan transaction, as long as we do not conceal any material fact intentionally or provide false information, and are not found to be at fault otherwise. However, due to the lack of detailed regulations and guidance in the area of online consumer finance platforms and the possibility that the PRC government authority may promulgate new laws and regulations regulating online consumer finance platforms in the future, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations for the online consumer finance industry, and there can be no assurance that the PRC government authority will ultimately take a view that is consistent with ours.

Our business depends on our ability to collect payment on and service the loans we facilitate.

We have implemented payment and collection policies and practices designed to optimize regulatory compliant repayment, while also providing superior borrower experience. Our collection process is divided into distinct stages based on the severity of delinquency, which dictates the level of collection steps taken. For example, automatic reminders through text, voice and instant messages are sent to a delinquent borrower as soon as the collections process commences. Our collection team will also make phone calls to borrowers following the first missed payment and periodically thereafter, or contact borrowers through letters and emails and disclose such delinquency to third-party credit reporting entities. Despite our servicing and collection efforts, we cannot assure you that we will be able to collect payments on the loans we facilitate as expected. If borrowers default on their payment obligations, we are generally still obligated to repay our institutional funding partners all loan principals and fees payable in respect of loans funded by them. Therefore, our failure to collect payment on the loans will have a material adverse effect on our business operations and financial positions. In addition, our collection team may not possess adequate resource and manpower to collect payment on and service the loans we facilitated. If we fail to adequately collect amounts owed, then payments of principals and service fees to us may be delayed or reduced and our results of operations will be adversely affected.

Moreover, the current regulatory regime for debt collection in the PRC remains unclear. Although we aim to ensure our collection efforts comply with the relevant laws and regulations in the PRC and we have established strict internal policies that our collections personnel do not engage in aggressive practices, we cannot assure you that such personnel will not engage in any misconduct as part of their collection efforts. Any such misconduct by our collection personnel or the perception that our collection practices are considered to be aggressive and not compliant with the relevant laws and regulations in the PRC may result in harm to our reputation and business, which could further reduce our ability to collect payments from borrowers, lead to decrease in the willingness of prospective borrowers to apply for and utilize our credit or fines and penalties imposed by the relevant regulatory authorities, any of which may have a material adverse effect on our results of operations.

Fluctuations in interest rates could negatively affect the amount of loans facilitated by us and cost of capital for funds provided to borrowers.

All loans facilitated by us have fixed service fees. If prevailing market interest rates rise, our cost of capital for funds will increase, which may force us to increase the service fees we charge. If our borrowers decide not to utilize our credit products because of such an increase in service fees, our ability to retain existing borrowers, attract or engage prospective borrowers as well as our competitive position may be severely limited. We cannot assure you that we will be able to effectively manage such interest risk at all times or pass on any increase in interest rate to our borrowers. If we are unable to effectively manage such an increase, our business, profitability, results of operations and financial condition could be materially and adversely affected. If prevailing market interest rates decrease and we fail to adjust the amount of service fees we charge accordingly, prospective borrowers may take advantage of the lower funding cost offered by other parties. As a result, any fluctuation in the interest rate environment may discourage borrowers from making credit applications from us or utilize their approved credit, which may adversely affect our business.

If we are unable to provide a high quality borrower experience, our business and reputation may be materially and adversely affected.

The success of our business largely depends on our ability to provide high quality borrower experience, which in turn depends on a variety of factors. These factors include our ability to continue to offer credit products at competitive amount of service fees and adequate credit limits, reliable and user-friendly website interface and mobile apps for borrowers to browse, apply for credit, and purchase merchandise, and further improve our online credit approval process, source merchandise sold on our marketplace to respond to borrower’s demands and preferences. If borrowers are not satisfied with our credit products, the merchandise sold on our marketplace or our services, or our system is severely interrupted or otherwise fail to meet the borrowers’ requests, our reputation and borrower loyalty could be adversely affected.

In addition, we depend on our in-house call center to provide certain services to our users. If our user service representatives fail to provide satisfactory service, or if waiting time is too long due to the high volume of calls from users and borrowers at peak times, our brands and borrower loyalty may be adversely affected. In addition, any negative publicity or poor feedback regarding our borrower service may harm our brands and reputation and in turn cause us to lose borrowers and market share. As a result, if we are unable to continue to maintain or enhance our borrower experience and provide a high quality borrower service, we may not be able to retain borrowers or attract prospective borrowers, which could have a material adverse effect on our business, financial condition and results of operations.

Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly results of operations, including the levels of our total revenues, operating cost and expenses, net (loss)/income and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited operating history. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the price of our ADSs. Factors that may cause fluctuations in our quarterly financial results include:

•	our ability to attract new borrowers and maintain relationships with existing borrowers;

•	the amount of loans facilitated;

•	the mix of products we offer;

•	delinquency rates of loans we facilitate;

•	the amount and timing of operating cost and expenses related to acquiring borrowers and the maintenance and expansion of our business, operations and infrastructure;

•	our ability to establish relationship with additional institutional funding partners and maintain relationships with existing institutional funding partners;

•	our ability to secure funding for loans we facilitate on reasonable terms;

•	our emphasis on borrower experience instead of near-term growth;

•	the timing of expenses related to the development or acquisition of technologies or businesses;

•	proper and sufficient allowance and charge-off policies and implementation;

•	network outages or security breaches; and

•	general economic, industry and market conditions.

In addition, we experience seasonality in our business, reflecting a combination of seasonality patterns of the retail market and our promotional activities. In recent years, many online and offline retailers in China hold promotions on November 11 and December 12 of each year, which drives significant increase in retail sales. Higher retail sales during the shopping seasons may generate greater demand for our credit products and thus increase our total revenues during the relevant periods. In addition, we hold promotional campaigns on March 21 (our anniversary), November 11 and December 12 by offering lower amount of service fees, which may also increase the number of borrowers who utilize our credit products and thus increase our total revenues for the relevant periods. On the other hand, lower service fee amount may decrease our margin for the relevant periods.

Uncertainties relating to the growth of the retail industry in China in general, and the online retail industry in particular, could adversely affect revenues from our cash and merchandise credit products and our business prospects.

We generate our revenue from the provision of both cash and merchandise credit products which we believe are mainly used for day-to-day discretionary consumption purposes. As a result, our cash and merchandise credit products businesses are affected by the development of the retail industry, and in particular the online retail industry, in China. The long-term viability and prospects of various online retail business models in China remain relatively untested. As such, demand for our credit products and our future results of operations will depend on numerous factors affecting the development of the online retail industry in China, which may be beyond our control. These factors include:

•	the growth of Internet, broadband, personal computer and mobile penetration and usage in China, and the rate of any such growth;

•	the trust and confidence level of online retail and mobile commerce consumers, including our users, in China, as well as changes in borrower demographics and consumer tastes and preferences;

•	the selection, price and popularity of merchandise that we and our competitors offer online;

•	whether alternative retail channels or business models that better address the needs of consumers emerge in China; and

•	the development of fulfillment, payment and other ancillary services associated with retail and mobile commerce purchases.

A decline in the popularity of online shopping in general, especially through the use of credit products, or any failure by us to adapt our marketplace and improve the online shopping experience of our users in response to trends and user requirements, may adversely affect our results of operations and business prospects.

Our success and future growth depend significantly on our successful marketing efforts, and if we are unable to promote and maintain our brands in an effective and cost-efficient way, our business and financial results may be harmed.

We believe that developing and maintaining awareness of our brands effectively is critical to attracting new and retaining existing borrowers. Successful promotion of our brands and our ability to attract quality borrowers depend largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our brands and credit products. Our efforts to build our brands may cause us to incur significant expenses. These efforts may not result in increased revenue in the immediate future or at all and, even if they do, any increases in revenue may not offset the expenses incurred. If we fail to successfully promote and maintain our brands while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

Our business and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Our business and internal systems rely on software that is highly technical and complex. In addition, our business and internal systems depend on the ability of such software to store, retrieve, process and manage large amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which we rely may result in a negative experience for users, delay introductions of new features or enhancements, result in errors or compromise our ability to protect user data or our intellectual property, or affect the accuracy of our operating data. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of users, liability for damages, any of which could adversely affect our business, financial condition and results of operations.

Any significant disruption in our information technology systems, including events beyond our control, could prevent us from offering our products, thereby reduce the attractiveness of our products and result in a loss of borrowers or institutional funding partners.

In the event of a system outage and physical data loss, our ability to provide credit products would be materially and adversely affected. The satisfactory performance, reliability and availability of our technology and our underlying network infrastructure are critical to our operations, user service, reputation and our ability to attract new and retain existing borrowers and institutional funding partners. Our information technology systems infrastructure is currently deployed and our data is currently maintained on customized cloud computing services in China. Our operations depend on the service provider’s ability to protect its and our systems in its facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events. Since the launch of our business, we had experienced one system outage during the holiday seasons in China due to competition for available cloud computing services provided by our service provider and we cannot assure you that such incidents will not occur in the future. Moreover, if our arrangement with this service provider is terminated or if there is a lapse of service or damage to their facilities, we could experience interruptions in our service as well as delays and additional expense in arranging new credit for borrowers.

Any interruptions or delays in our service, whether as a result of third-party error, our error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with borrowers and institutional funding partners and our reputation. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. We also may not have sufficient capacity to recover all data and services in the event of an outage. These factors could prevent us from processing credit applications and other business operations, damage our brands and reputation, divert our employees’ attention, reduce our revenue, subject us to liability and cause borrowers and institutional funding partners to abandon our credit products, any of which could adversely affect our business, financial condition and results of operations.

Misconduct and errors by our employees and parties we collaborate with could harm our business and reputation.

We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees and parties that we collaborate with. Our business depends on our employees and/or business partners to interact with users, process large numbers of transactions, deliver merchandise purchased by borrowers, providing user and after-sale product services and support the loan collection process, all of which involve the use and disclosure of personal information. We could be materially and adversely affected if transactions were redirected, misappropriated or otherwise improperly executed, if personal information was disclosed to unintended recipients or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our operations or systems. It is not always possible to identify and deter misconduct or errors by employees or business partners, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees or business partners take, convert or misuse funds, documents or data or fail to follow our rules and procedures when interacting with users, we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow our rules and procedures, and therefore be subject to civil or criminal liability. Any of these occurrences could result in our diminished ability to operate our business, potential liability to users, inability to attract users, reputational damage, regulatory intervention and financial harm, which could negatively impact our business, financial condition and results of operations.

If we are unable to protect the confidential information of our users and adapt to the relevant regulatory framework as to protection of such information, our business and operations may be adversely affected.

We collect, store and process certain personal and other sensitive data from our users, which makes us an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken steps to protect the confidential information that we have access to, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our system could cause confidential user information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with users could be severely damaged, we could incur significant liability and our business and operations could be adversely affected.

In addition, PRC government authorities have enacted a series of laws and regulations in regard of the protection of personal information, under which internet service provider and other network operators are required to comply with the principles of legality, justification and necessity, to clearly indicate the purposes, methods and scope of any information collection and usage, and to obtain the consent of users, as well as to establish user information protection system with appropriate remedial measures. We have obtained the consents from our users to use their personal information within the scope of authorization and we have taken technical measures to ensure the security of such personal information and prevent the personal information from being divulged, damaged or lost. However, there is uncertainty as to the interpretation and application of such laws which may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our system. We cannot assure you that our existing user information protection system and technical measures will be considered sufficient under applicable laws and regulations. If we are unable to address any information protection concerns, or to comply with the then applicable laws and regulations, we may incur additional costs and liability and our reputation, business and operations might be adversely affected. See “Regulations — Regulations Related to Internet Information Security and Privacy Protection” for more details.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

We will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the [NYSE/NASDAQ] after the completion of this offering. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our fiscal year ending December 31, 2018, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. In addition, once we cease to be an “emerging growth company” as the term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures, and we were never required to test our internal controls within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

In addition, our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our ADSs could decline and we could be subject to sanctions or investigations by the [NYSE/NASDAQ], SEC or other regulatory authorities.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. See “Business — Intellectual Property” and “Regulations — Regulation Related to Intellectual Property

Rights.” However, we cannot assure you that any of our intellectual property rights would not be challenged, invalidated, circumvented or misappropriated, or such intellectual property will be sufficient to provide us with competitive advantages. Because of the rapid pace of technological change, nor can we assure you that all of our proprietary technologies and similar intellectual property will be patented in a timely or cost-effective manner, or at all. Furthermore, parts of our business rely on technologies developed or licensed by other parties, or co-developed with other parties, and we may not be able to obtain or continue to obtain licenses and technologies from these other parties on reasonable terms, or at all.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights held by other parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other parties’ trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights that are infringed by our credit products or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

We may incur liability for merchandise sold on our marketplace that are without or have yet to receive proper authorization, infringe on other parties’ intellectual property rights, or fail to comply with related permits or filing requirements.

We currently collaborate with more than 240 merchandise suppliers, including leading brands and their authorized distributors for our merchandise credit product business. Although we have adopted measures to verify the authenticity and authorization of merchandise offered on our marketplace and avoid potential infringement of any rights of other parties in the course of sourcing these merchandise, we may not always be successful. In the event that counterfeit, unauthorized or infringing merchandise are sold on our website or mobile apps or infringing content is posted on our website, we could face claims that we should be held liable. We had in the past received a few claims alleging that merchandise sold on our marketplace infringed on other parties’ rights and had worked with the relevant merchandise suppliers for product return and exchange of such merchandise. Although these claims have been immaterial to our business, results of operations and financial condition, if any material claim occurs in the future, irrespective of the validity of such claims, we may incur significant costs and efforts in either defending against or settling such claims. If there is a successful claim against us, we might be required to pay substantial damages or refrain from further sale of the relevant merchandise. Potential liability under PRC law if we negligently participated or assisted in infringement activities associated with counterfeit goods includes injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability. Moreover, such claims or administrative penalties could result in negative publicity and our reputation could be severely damaged. Any of these events could have a material and adverse effect on our business, results of operations or financial condition.

We may be required to segregate our own assets from those assets of the institutional funding partners and borrowers.

Pursuant to the Internet Finance Guidelines and the Implementing Scheme of Special Rectification of Risks in the Internet Finance Sector adopted in April 2016, online finance institutions are required to segregate assets of the institutional funding partners and borrowers in a custodian bank from their own assets. However, there is uncertainty as to the implementation of such regulations, and the scope of online finance institutions which are subject to such assets segregation liabilities remains unclear. In addition, commercial banks in the PRC currently only provide custodian services to online lending information intermediary institutions as defined under the Interim Online Lending Information Intermediary Measures. We do not consider ourselves as an online lending information intermediary institutions as defined under the Interim Online Lending Information Intermediary Measures, and we currently do not engage commercial banks in the PRC to provide such custodian services to us. We use our best efforts to separate our own assets from those assets of the institutional funding partners and borrowers by setting up bank accounts to monitor the assets of each institutional funding partner. However, since such bank accounts are still under our names and all the assets are therefore considered be owned by us from a PRC legal perspective, if any person enforce a judgment against our assets, the assets of the institutional funding partners and borrowers will be enforced as well. In addition, if we are deemed as an online lending information intermediary institution by the applicable regulatory authorities under the Interim Online Lending Information Intermediary Measures in the future, we may be subject to regulatory measures, such as warnings, fines and other measures permitted under the law, for our current practices.

Any failure by us, institutional funding partners or payment processors to comply with applicable anti-money laundering and anti-terrorist financing laws and regulations could damage our reputation, expose us to significant penalties, and decrease our revenues and profitability.

We have implemented various policies and procedures in compliance with all applicable anti-money laundering and anti-terrorist financing laws and regulations, including internal controls and “know-your-customer” procedures, for preventing money laundering and terrorist financing. In addition, we rely on our institutional funding partners and payment processors, in particular online payment companies that handle the transfer of funds from institutional funding partners to us and the borrowers, to have their own appropriate anti-money laundering policies and procedures. Certain of our institutional funding partners and online payment companies are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the PBOC. We have adopted commercially reasonable procedures for monitoring our institutional funding partners and payment processors.

We have not been subject to fines or other penalties, or suffered business or other reputational harm, as a result of actual or alleged money laundering or terrorist financing activities in the past. However, our policies and procedures may not be completely effective in preventing other parties from using us, any of our institutional funding partners, or payment processors as a conduit for money laundering (including illegal cash operations) or terrorist financing without our knowledge. If we were to be associated with money laundering (including illegal cash operations) or terrorist financing, our reputation could suffer and we could become subject to regulatory fines, sanctions, or legal enforcement, including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with us, all of which could have a material adverse effect on our financial condition and results of operations. Even if we, our institutional funding partners and payment processors comply with the applicable anti-money laundering laws and regulations, we, institutional funding partners and payment processors may not be able to fully eliminate money laundering and other illegal or improper activities in light of the complexity and the secrecy of these activities. Any negative perception of the industry, such as that arises from any failure of other online consumer finance service providers to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established, and negatively impact our financial condition and results of operation.

The Internet Finance Guidelines purport, among other things, to require internet finance service providers to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The PBOC will formulate implementing rules to further specify the anti-money laundering obligations of Internet finance service providers. We cannot assure you that the anti-money laundering policies and procedures we have adopted will be deemed to be in compliance with applicable anti-money laundering implementing rules if and when adopted.

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our credit products and better serve borrowers and enhance our competitive position. For example, to further enhance user engagement efforts, in October 2016 we formed a joint venture with Ant Financial. The joint venture provides services covering various aspects of the daily life of college students, including those related to academia, social connection, networking and other campus life related services.

These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction, which may result in investment losses.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

•	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

•	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits including the failure to successfully further develop the acquired technology;

•	difficulties in retaining, training, motivating and integrating key personnel;

•	diversion of management’s time and resources from our normal daily operations and potential disruptions to our ongoing businesses;

•	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

•	difficulties in retaining relationships with borrowers, institutional funding partners, merchandise suppliers, employees and other partners of the acquired business;

•	risks of entering markets in which we have limited or no prior experience;

•	regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

•	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

•	liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities; and

•	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

We may not make any investments or acquisitions, or any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits.

Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this prospectus. In particular, Mr. Min Luo, our founder, chairman and chief executive officer, is critical to the management of our business and operations and the development of our strategic direction. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

We believe our success depends on the efforts and talent of our employees, including technology and product development, risk management, operation management and finance personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled technical, risk management, operation management and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve borrowers and investors could diminish, resulting in a material adverse effect to our business.

We have identified two material weaknesses in our internal controls as of December 31, 2015, and if we fail to maintain an effective system of internal controls, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of the ADSs may be adversely affected.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls. In the course of auditing our consolidated financial statements, we and our independent registered public accounting firm identified two material weaknesses in our internal controls. A material weakness is a deficiency, or combination of deficiencies, in internal controls, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. One material weakness relates to our lack of sufficient number of financial reporting personnel with appropriate level of knowledge and experience in application of U.S. GAAP and SEC rules and regulations commensurate with our reporting requirements. The other material weakness relates to our lack of policy in place to identify related parties and related party transactions. Although we have begun to implement measures to address the material weaknesses, implementation of those measures may not fully remediate the material weaknesses in a timely manner. In the future we may determine that we have additional material weaknesses, or our independent registered public accounting firm may disagree with our management assessment of the effectiveness of our internal controls.

If we fail to establish and maintain adequate internal controls, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could limit our access to capital markets, adversely affect our results of operations and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal controls could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list or to other regulatory investigations and civil or criminal sanctions. We could also be required to restate our historical financial statements.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs, our financial condition and results of operations may be adversely affected.

We may be subject to claims under consumer protection laws, including health and safety claims and product liability claims, if property or people are harmed by the merchandise and services offered on our marketplace.

Our marketplace allows consumers to buy merchandise from third-party merchandise suppliers, and some of such merchandise may be defectively designed or manufactured. Operators of online marketplaces in the PRC are subject to certain provisions of consumer protection laws even where the operator is not the supplier of the product or service purchased by the consumer. As a result, sales of defective merchandise could expose us to product liability claims relating to personal injury or property damage or other actions. In addition, if we do not take appropriate remedial action against merchandise suppliers for actions they engage in that we know, or should have known, would infringe upon the rights and interests of consumers, we may be held jointly liable with the merchandise suppliers for such infringement. Moreover, applicable consumer protection laws in China provide that trading platforms will be held liable for failing to meet any undertakings that the platforms make to consumers with regard to merchandise listed on their websites or mobile apps. Furthermore, we are required to report to the State Administration of Industry and Commerce, or the SAIC, or its local branches any violation of applicable laws, regulations or SAIC rules by merchandise suppliers or service providers, such as sales of goods without proper license or authorization, and to take appropriate remedial measures, including ceasing to provide services to the relevant merchandise suppliers. We may also be held jointly liable with merchandise suppliers who do not possess the proper licenses or authorizations to sell goods or sell goods that do not meet product standards. In addition, we may face activist litigation in China by plaintiffs claiming damages based on consumer protection laws, which may result in increased costs in defending such suits and damages should we not prevail, which could materially and adversely affect our reputation and brands and our results of operations. We do not maintain product liability insurance for merchandise offered on our marketplace, and our rights of indemnity from our merchandise suppliers may not adequately cover us for any liability we may incur. Even unsuccessful claims could result in the expenditure of funds and management time and resources and could materially reduce our net income and profitability.

Under our standard form agreements, we require merchandise suppliers to indemnify us for any losses we suffer or any costs that we incur due to any merchandise offered by these merchandise suppliers. However, not all of our agreements with merchandise suppliers include such terms, and for those agreements that include such terms, we may not be able to successfully enforce our contractual rights and may need to initiate costly and lengthy legal proceedings in China to protect our rights.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, collaboration and focus that contribute to the success of our business.

We believe that a critical component of our success is our corporate culture, which we believe cultivates efficiency, fosters innovation, encourages teamwork and embraces changes and development. As we develop the infrastructure of a public company and continue to grow, we may find it difficult to maintain these valuable aspects of our corporate culture. Any failure to preserve our culture could negatively impact our future success, including our ability to attract and retain employees, encourage innovation and teamwork and effectively focus on and pursue our corporate objectives.

We do not have any business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, results of operations and financial condition. In particular, general economic factors and conditions in China or worldwide, including the general interest rate environment and unemployment rates, may affect borrowers’ willingness to seek credit and institutional funding partners’ ability and desire to invest in loans. Economic conditions in China are sensitive to global economic conditions. The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and there are new challenges, including the escalation of the European sovereign debt crisis from 2011 and the slowdown of China’s economic growth since 2012, which may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns over unrest in Ukraine, the Middle East and Africa, which have resulted in volatility in financial and other markets. There have also been concerns over the expected withdrawal of the United Kingdom from the European Union as well as the outcome of the United States presidential election in November 2016. There have also been concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries. If present Chinese and global economic uncertainties persist, we may have difficulty in obtaining funding sources to fund the credit utilized by borrowers. Adverse economic conditions could also reduce the number of quality borrowers seeking credit from us, as well as their ability to make payments. Should any of these situations occur, the amount of loans facilitated to borrowers and our revenue will decline, and our business and financial condition will be negatively impacted. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Borrower growth and activity on mobile devices depends upon effective use of mobile operating system, networks and standards, which we do not control.

In the three months ended September 30, 2016, in terms of the number of loans facilitated, 99.5% were facilitated through mobile devices. As new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in developing applications for these new devices and platforms, and we may need to devote significant resources to the development, support and maintenance of such applications. In addition, our future growth and our results of operations could suffer if we experience difficulties in the future in integrating our credit products into mobile devices or if problems arise with our relationships with providers of mobile operating systems or mobile app stores, or if we face increased costs to distribute or have users utilize our credit products on mobile devices. We are further dependent on the interoperability of providing our credit products on popular mobile operating systems that we do not control, such as iOS and Android, and any changes in such systems that degrade the accessibility of our credit products or give preferential treatment to competing products could adversely affect the usability of our credit products on mobile devices. In the event that it is more difficult for our users to access and utilize our credit products on their mobile devices, or if our users choose not to access or utilize our credit products on their mobile devices or to use mobile operating systems that do not offer access to our credit products, our user growth could be harmed and our business, financial condition and operating results may be adversely affected.

Our operations depend on the performance of the Internet infrastructure and fixed telecommunications networks in China.

Almost all access to the Internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. Our systems infrastructure is currently deployed and our data is currently maintained on customized cloud computing services. Our cloud computing service provider may rely on a limited number of telecommunication service providers to provide it with data communications capacity through local telecommunications lines and Internet data centers to host its servers. Such service provider may have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s Internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with increasing traffic. We cannot assure you that our cloud computing service provider and the underlying Internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in Internet usage.

In addition, we have no control over the costs of the services provided by telecommunication service providers which in turn, may affect our costs of utilizing customized cloud computing services. If the prices we pay for customized cloud computing services rise significantly, our results of operations may be adversely affected. Furthermore, if Internet access fees or other charges to Internet users increase, our user traffic may decline and our business may be harmed.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide our credit products.

Our business could also be adversely affected by the effects of Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or other epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

Risks Relating to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to our consolidated VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, foreign investors are not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications businesses, with certain exceptions relating to online retail and mobile commerce which does not apply to us. The primary foreign investor must also have experience and a good track record in providing value-added telecommunications services, or VATS, overseas.

Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly-owned PRC subsidiary, Ganzhou Qufenqi, is a foreign-invested enterprise, or an FIE. To comply with PRC laws and regulations, we conduct our business in China through our consolidated VIE and its affiliates. Ganzhou Qufenqi has entered into a series of contractual arrangements with our consolidated VIE and its shareholders. In addition, pursuant to the resolutions of all shareholders of Qudian Inc. and the resolutions of the board of directors of Qudian Inc., the board of directors of Qudian Inc. or any officer authorized by such board shall cause Ganzhou Qufenqi to exercise Ganzhou Qufenqi’s rights under the power of attorney agreements entered into among Ganzhou Qufenqi, Beijing Happy Time and the nominee shareholders of Beijing Happy Time and Ganzhou Qufenqi’s rights under the exclusive call option agreement between Ganzhou Qufenqi and Beijing Happy Time. As a result of these resolutions and the provision of unlimited financial support from the Company to Beijing Happy Time, Qudian Inc. has been determined to be most closely associated with Beijing Happy Time within the group of related parties and was considered to be the primary beneficiary of Beijing Happy Time and its subsidiaries. For a description of these contractual arrangements, see “Our History and Corporate Structure — Contractual Arrangements among Ganzhou Qufenqi and Beijing Happy Time and its Shareholders.”

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among our wholly-owned PRC subsidiary, our consolidated VIE and its shareholders is valid, binding and enforceable in accordance with its terms. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry, there can be no assurance that the PRC government authorities, such as the Ministry of Commerce, or the MOFCOM, or the MIIT, or other authorities that regulate online consumer finance platforms and other participants in the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If our corporate structure and contractual arrangements are deemed by the MIIT or the MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, we may lose control of our consolidated VIE and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking our business and operating licenses;

•	levying fines on us;

•	confiscating any of our income that they deem to be obtained through illegal operations;

•	shutting down our services;

•	discontinuing or restricting our operations in China;

•	imposing conditions or requirements with which we may not be able to comply;

•	requiring us to change our corporate structure and contractual arrangements;

•	restricting or prohibiting our use of the proceeds from overseas offering to finance our PRC consolidated VIE’s business and operations; and

•	taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. See “— Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law, and its enactment may materially and adversely affect our business and financial condition.” Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our consolidated VIE or our right to receive their economic benefits, we would no longer be able to consolidate the financial results of such VIE in our consolidated financial statements. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in China or our consolidated VIE or its subsidiaries. See “Our History and Corporate Structure — Contractual Arrangements among Ganzhou Qufenqi and Beijing Happy Time and its Shareholder.”

Our contractual arrangements with our consolidated VIE may result in adverse tax consequences to us.

We could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements with our consolidated VIE were not made on an arm’s length basis and adjust our income and expenses for PRC tax purposes by requiring a transfer pricing adjustment. A transfer pricing adjustment could adversely affect us by (i) increasing the tax liabilities of our consolidated VIE without reducing the tax liability of our subsidiaries, which could further result in late payment fees and other penalties to our consolidated VIE for underpaid taxes; or (ii) limiting the ability of our consolidated VIE to obtain or maintain preferential tax treatments and other financial incentives.

We rely on contractual arrangements with our consolidated VIE and its shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

We rely on contractual arrangements with our consolidated VIE and its shareholders to operate our business. For a description of these contractual arrangements, see “Our History and Corporate Structure — Contractual Arrangements among Ganzhou Qufenqi and Beijing Happy Time and its Shareholder.” All of our revenue are attributed to our consolidated VIE. These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIE. If our consolidated VIE or its shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our consolidated VIE is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in our consolidated VIE, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over our consolidated VIE, and our ability to conduct our business and our financial condition and results of operations may be materially and adversely affected. See “— Risks Relating to Doing Business in China — There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”

The shareholders of our consolidated VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

In connection with our operations in China, we rely on the shareholders of our consolidated VIE to abide by the obligations under such contractual arrangements. The interests of these shareholders in their individual capacities as the shareholders of our consolidated VIE may differ from the interests of our company as a whole, as what is in the best interests of our consolidated VIE, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of our company. There can be no assurance that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or those conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause our consolidated VIE and its subsidiaries to breach or refuse to renew the existing contractual arrangements with us.

Currently, we do not have arrangements to address potential conflicts of interest the shareholders of our consolidated VIE may encounter, on one hand, and as a beneficial owner of our company, on the other hand. We, however, could, at all times, exercise our option under the exclusive call option agreement to cause them to transfer all of their equity ownership in our consolidated VIE to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of our consolidated VIE as provided under the power of attorney agreements, directly appoint new directors of our consolidated VIE. We rely on the shareholders of our consolidated VIE to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman

Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our consolidated VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Our corporate actions are substantially controlled by our principal shareholders, including our founder, chairman and chief executive officer, Mr. Min Luo, who have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your ADSs and materially reduce the value of your investment.

Each of Mr. Min Luo, our founder, chairman and chief executive officer, Kunlun Group Limited, Phoenix Auspicious FinTech Investment L.P. and Wa Sung Investment Limited, or the Phoenix Entities, Source Code Accelerate L.P., API (Hong Kong) Investment Limited, and Joyful Bliss Limited and Ever Bliss Fund, L.P., or the Blue Run Entities currently own or exercise voting and investment control over approximately 26.3%, 19.2%, 19.2%, 15.7%, 12.5% and 7.0%, respectively, of our outstanding ordinary shares (assuming the conversion of our preferred shares into ordinary shares), and will own approximately         %,         %,         %,         %,         % and         %, respectively, of our outstanding ordinary shares immediately after this offering, assuming no exercise by the underwriters of options to purchase additional ADSs. As a result of the ownership concentration, these shareholders have the ability to control or exert significant influence over important corporate matters, investors may be prevented from affecting important corporate matters involving our company that require approval of shareholders, including:

•	the composition of our board of directors and, through it, any determinations with respect to our operations, business direction and policies, including the appointment and removal of officers;

•	any determinations with respect to mergers or other business combinations;

•	our disposition of substantially all of our assets; and

•	any change in control.

These actions may be taken even if they are opposed by our other shareholders, including the holders of the ADSs. Furthermore, this concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of the ADSs. As a result of the foregoing, the value of your investment could be materially reduced.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts such as the leases and sales contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the SAIC. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

We have three major types of chops — corporate chops, contract chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use contract chops for executing leases and commercial contracts. We use finance chops generally for making and collecting payments, including issuing invoices. Use of corporate chops and contract chops must be approved by our legal department and administrative department, and use of finance chops must be approved by our finance department. The chops of our subsidiaries and consolidated VIE are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiaries and consolidated VIE have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiaries and consolidated VIE, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiaries and consolidated VIE with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations, and our business and operations may be materially and adversely affected.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law, and its enactment may materially and adversely affect our business and financial condition.

The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the major existing laws and regulations governing foreign investment in China. While the MOFCOM solicited comments on this draft, substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the proposed legislation and the extent of revision to the currently proposed draft. The draft Foreign Investment Law, if enacted as proposed, may materially impact the entire legal framework regulating foreign investments in China.

Among other things, the draft Foreign Investment Law purports to introduce the principle of “actual control” in determining whether a company is considered a foreign invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity organized in a foreign jurisdiction, but cleared by the MOFCOM as “controlled” by PRC entities and/or citizens, would nonetheless be treated as a PRC domestic entity for investment in the “restriction category” that could appear on any such “negative list.” In this connection, “control” is broadly defined in the draft law to cover any of the following summarized categories:

•	holding 50% or more of the voting rights or similar rights and interests of the subject entity;

•	holding less than 50% of the voting rights or similar rights and interests of the subject entity but having the power to directly or indirectly appoint or otherwise secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to materially influence the board, the shareholders’ meeting or other equivalent decision making bodies; or

•	having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial, staffing and technology matters.

Once an entity is determined to be an FIE, and its investment amount exceeds certain thresholds or its business operation falls within a “negative list” purported to be separately issued by the State Council in the future, market entry clearance by the MOFCOM or its local counterparts would be required.

The VIE structure has been adopted by many PRC-based companies, including us, to conduct business in the industries that are currently subject to foreign investment restrictions in China. Under the draft Foreign Investment Law, VIEs that are controlled via contractual arrangements would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. For any companies with a VIE structure in an industry category that is in the “restriction category” that could appear on any such “negative list,” the existing VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC state owned enterprises or agencies, or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the VIEs will be treated as FIEs, in which case, the existing VIE structures will likely to be scrutinized and subject to foreign investment restrictions and approval from the MOFCOM and other supervising authorities such as MIIT. Any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

However, there are significant uncertainties as to how the control status of our consolidated VIE would be determined under the enacted version of the Foreign Investment Law. In addition, it is uncertain whether any of the businesses that we currently operate or plan to operate in the future through our consolidated VIE would be on the to-be-issued “negative list” and therefore be subject to any foreign investment restrictions or prohibitions. We also face uncertainties as to whether the enacted version of the Foreign Investment Law and the final “negative list” would mandate further actions, such as MOFCOM market entry clearance, to be completed by companies with existing VIE structure and whether such clearance can be timely obtained, or at all. If we were not considered as ultimately controlled by PRC domestic investors under the enacted version of the Foreign Investment Law, further actions required to be taken by us under the enacted Foreign Investment Law may materially and adversely affect our business and financial condition.

In addition, our corporate governance practice may be materially impacted and our compliance costs could increase if we were not considered as ultimately controlled by PRC domestic investors under the Foreign Investment Law, if enacted as currently proposed. For instance, the draft Foreign Investment Law as proposed purports to impose stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that would be required for each investment and alteration of investment specifics, an annual report would be mandatory, and large foreign investors meeting certain criteria would be required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations could potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible could be subject to criminal liabilities.

Risks Relating to Doing Business in China

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Substantially all of our operations are conducted in the PRC and all of our revenue is sourced from the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, and control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

Substantially all of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries and consolidated VIE are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a PRC regulation. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, or the SASAC, the SAIC, the CSRC, and the State Administration

of Foreign Exchange, or the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC counsel, Fangda Partners, that the CSRC approval is not required in the context of this offering given that (i) the PRC subsidiary was established by means of direct investment rather than by merge with or acquisition of any PRC domestic companies as defined under the M&A Rules, and was not a PRC domestic company as defined under the M&A Rules, so the acquisition by QD Data Limited of all the equity interest in the PRC Subsidiary was not subject to the M&A Rules, and (ii) no explicit provision in the M&A Rules classifies the respective contractual arrangements among our PRC subsidiary, the VIE and its shareholders as a type of acquisition transaction falling under the M&A Rules. There can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for this offering or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules before our listing that would require us to obtain CSRC or other governmental approvals for this offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as our ability to complete this offering. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered by this prospectus. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur.

The new regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. See “Regulations — Regulations Related to M&A and Overseas Listings.”

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

The SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by the SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

Mr. Min Luo has completed the SAFE registration pursuant to SAFE Circular 75 in 2014. We have notified substantial beneficial owners of ordinary shares who we know are PRC residents of their filing obligation. Nevertheless, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and there can be no assurance that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, and there is no assurance that the registration under SAFE Circular 37 and any amendment will be completed in a timely manner, or will be completed at all. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

Any failure to comply with PRC regulations regarding our employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who have been granted options may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. After our company becomes an overseas listed company upon completion of this offering, we and our directors, executive officers and other employees who are PRC residents and who have been granted options will be subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, according to which, employees, directors, supervisors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC residents are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We will make efforts to comply with these requirements upon completion of our initial public offering. However, there can be no assurance that they can successfully register with SAFE in full compliance with the rules. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit the ability to make payment under our share incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprises in China and limit our wholly-foreign owned enterprises’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under PRC law.

We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements.

We are a holding company and rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries and on remittances from the consolidated VIE, for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. When our principal operating subsidiaries or the consolidated VIE incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to our PRC subsidiaries and certain other subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. Our subsidiaries did not have any retained earnings available for distribution in the form of dividends as of September 30, 2016. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

Limitations on the ability of our consolidated VIE to make remittance to the wholly-foreign owned enterprise and on the ability of our subsidiaries to pay dividends to us could limit our ability to access cash generated by the operations of those entities, including to make investments or acquisitions that could be beneficial to our businesses, pay dividends to our shareholders or otherwise fund and conduct our business.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

Under the PRC Enterprise Income Tax Law and its implementing rules, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

Dividends payable to our foreign investors and gains on the sale of our ADSs or ordinary shares by our foreign investors may become subject to PRC tax.

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares or ADSs, and any gain realized from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or ordinary shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. If we or any of our subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether holders of our ADSs or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to our non-PRC investors, or gains from the transfer of our ADSs or ordinary shares by such investors, are deemed as income derived from sources within the PRC and thus are subject to PRC tax, the value of your investment in our ADSs or ordinary shares may decline significantly.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.

On February 3, 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, which partially replaced and supplemented previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation, on December 10, 2009. Pursuant to this Bulletin, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor is required to declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

There is uncertainty as to the application of Bulletin 7, or previous rules under Circular 698. We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under Circular 698 and Bulletin 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Circular 698 and Bulletin 7. As a result, we may be required to expend valuable resources to comply with Circular 698 and Bulletin 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

We are subject to restrictions on currency exchange.

All of our net income is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries or consolidated VIE. Currently, certain of our PRC subsidiaries, may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of the SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities. Since a significant amount of our future net income and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of our ADSs, and may limit our ability to obtain foreign currency through debt or equity financing for our subsidiaries and consolidated VIE.

Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has started to appreciate slowly against the U.S. dollar, though there have been periods when the U.S. dollar has appreciated against the RMB. On August 11, 2015, the PBOC allowed the Renminbi to depreciate by approximately 2% against the U.S. dollar. Since then and until the end of 2016, the Renminbi has depreciated against the U.S. dollar by approximately 10%. It is difficult to predict how long such depreciation of RMB against the U.S. dollar may last and when and how the relationship between the RMB and the U.S. dollar may change again.

All of our revenue and substantially all of our costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in our prospectus filed with the U.S. Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our consolidated financial statements.

If additional remedial measures are imposed on the “big four” PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging such firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

Starting in 2011, the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S. listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese accounting firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. In January 2014, the administrative law judge reached an initial decision to impose penalties on the firms including a temporary suspension of their right to practice before the SEC. The accounting firms filed a petition for review of the initial decision. On February 6, 2015, before a review by the commissioners of the SEC had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our consolidated financial statements, our consolidated financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delay or abandonment of this offering, delisting of our ADSs from the [NYSE/NASDAQ] or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Relating to This Offering

There has been no public market for our shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this offering, there has been no public market for our shares or ADSs. We have applied to list our ADSs on the [NYSE/NASDAQ]. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

Negotiations with the underwriters determined the initial public offering price for our ADSs which may bear no relationship to their market price after the initial public offering. There can be no assurance that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The trading price of our ADSs may be volatile, which could result in substantial losses to you.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including Internet companies, online retail and mobile commerce platforms and consumer finance service providers, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011 and in 2015, which may have a material and adverse effect on the trading price of our ADSs.

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting us or our industry;

•	announcements of studies and reports relating to the quality of our credit offerings or those of our competitors;

•	changes in the economic performance or market valuations of other consumer finance service providers;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the market for consumer finance services;

•	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•	additions to or departures of our senior management;

•	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs; and

•	sales or perceived potential sales of additional ordinary shares or ADSs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

As our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$             per ADS (assuming no exercise of outstanding options to acquire ordinary shares and no exercise of the underwriters’ option to purchase additional ADSs), representing the difference between our pro forma as adjusted net tangible book value per ADS of US$            , as of             , 2016, after giving effect to this offering, and the assumed public offering price of US$             per ADS, the mid-point of the estimated price range set forth on the cover of this prospectus. In addition, you will experience further dilution to the extent that our ordinary shares are issued upon the vesting of restrictive shares or exercise of share options under our then share incentive plans. All of the ordinary shares issuable under our then share incentive plans will be issued at a purchase price on a per ADS basis that is less than the public offering price per ADS in this offering. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon completion of this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. See “Dividend Policy.” Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. Upon completion of this offering, we will have              ordinary shares outstanding, including              ordinary shares represented by ADSs newly issued in connection with this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. All ADSs representing our ordinary shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding after this offering will be available for sale, upon the expiration of the lock-up periods described elsewhere in this prospectus beginning from the date of this prospectus (if applicable to such holder), subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these ordinary shares may be released prior to the expiration of the applicable lock-up period at the discretion of the designated representatives. To the extent shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of our ADSs could decline significantly. See “Shares Eligible for Future Sale — Lock-up Agreements.”

Certain major holders of our ordinary shares after completion of this offering will have the right to cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up periods in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline significantly.

You, as holders of ADSs, may have fewer rights than holders of our ordinary shares and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our amended and restated articles of association, the minimum notice period required to convene a general meeting will be [10] days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but there can be no assurance that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings in the future and may experience dilution in your holdings.

You may not receive cash dividends if the depositary decides it is impractical to make them available to you.

The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends in the foreseeable future. See “Dividend Policy.” To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers and the experts named in this prospectus reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, China or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforcement of Civil Liabilities.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors will have discretion under the amended and restated memorandum and articles of association expected to be effective upon completion of this offering, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

[Our articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by our ADSs, at a premium.

We have adopted amended and restated articles of association to be effective upon the completion of this offering that contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.]

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the [NYSE/NASDAQ]. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the [NYSE/NASDAQ] corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the [NYSE/NASDAQ] corporate governance listing standards.

As a Cayman Islands company listed on the [NYSE/NASDAQ], we are subject to the [NYSE/NASDAQ] corporate governance listing standards. However, the [NYSE/NASDAQ] market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the [NYSE/NASDAQ] corporate governance listing standards.

For instance, we are not required to:

•	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);

•	have a compensation committee or a nominations or corporate governance committee consisting entirely of independent directors; or

•	have regularly scheduled executive sessions with only independent directors each year.

We have relied on and intend to continue to rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of the [NYSE/NASDAQ].

We may become a passive foreign investment company, or PFIC, which could result in adverse United States tax consequences to United States investors.

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a PFIC for our most recent taxable year and we do not expect to become one in the current taxable year or the foreseeable future, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year, we will be classified as a PFIC for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce, or are held for the production of, passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. See “Taxation — Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company.”

In addition, there is uncertainty as to the treatment of our corporate structure and ownership of our consolidated VIE for United States federal income tax purposes. For United States federal income tax purposes, we consider ourselves to own the stock of our consolidated VIE. If it is determined, contrary to our view, that we do not own the stock of our consolidated VIE for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, our PFIC status could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under “Taxation — Certain United States Federal Income Tax Considerations.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Taxation — Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company.” There can be no assurance that we will not be a PFIC for 2017 or any future taxable year.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the [NYSE/NASDAQ], imposes various requirements on the corporate governance practices of public companies. As a company with less than US$1.0 billion in total revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of the provision that allow us to delay adopting new or revised accounting standards and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company”, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us and our industry. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry” and “Business.” These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The forward-looking statements included in this prospectus relate to, among others:

•	our goal and strategies;

•	our expansion plans;

•	our future business development, financial condition and results of operations;

•	our expectations regarding demand for, and market acceptance of, our credit products;

•	our expectations regarding keeping and strengthening our relationships with borrowers, institutional funding partners, merchandise suppliers and other parties we collaborate with; and

•	general economic and business conditions.

This prospectus also contains market data relating to the online consumer finance industry in China, including market position, market size, and growth rates of the markets in which we participate, that are based on industry publications and reports. This prospectus contains statistical data and estimates published by Oliver Wyman Consulting (Shanghai) Ltd, or Oliver Wyman, including a report which we commissioned Oliver Wyman to prepare and for which we paid a fee. This information involves a number of assumptions, estimates and limitations. These industry publications, surveys and forecasts generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Nothing in such data should be construed as advice. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The online consumer finance industry in China may not grow at the rates projected by market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we have referred to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$             , or approximately US$            if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us and based upon an assumed initial offering price of US$            per ADS (the mid-point of the estimated public offering price range shown on the front cover of this prospectus). A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per ADS would increase (decrease) the net proceeds to us from this offering by US$            , after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus.

We plan to use the net proceeds of this offering for:

•	capital injection into our small loan companies to increase the amount of loans that our small loan companies are able to fund;

•	marketing and borrower engagement activities;

•	investment in licensed financial institutions; and

•	general corporate purposes.

The foregoing represents our intentions as of the date of this prospectus with respect of the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds of the offering. The occurrence of unforeseen events or changed business conditions may result in application of the proceeds of this offering in a manner other than as described in this prospectus.

To the extent that the net proceeds we receive from this offering are not immediately applied for the above purposes, we intend to invest our net proceeds in short-term, interest bearing, debt instruments or bank deposits.

In utilizing the proceeds of this offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions and to our consolidated VIE only through loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiaries or make additional capital contributions to our PRC subsidiaries to fund their capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all.

DIVIDEND POLICY

Since inception, we have not declared or paid any dividends on our shares. We do not have any present plan to pay any dividends on our ordinary shares or ADSs in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Any other future determination to pay dividends will be made at the discretion of our board of directors and may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

We are an exempted company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we may rely on dividends distributed by our PRC subsidiaries. Certain payments from our PRC subsidiaries to us may be subject to PRC withholding income tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserves are not distributable as loans, advances or cash dividends.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2016 presented on:

•	an actual basis;

•	a pro forma basis to reflect the automatic conversion of all our outstanding convertible redeemable preferred shares into of our ordinary shares immediately upon the completion of this offering; and

•	a pro forma as adjusted basis to give effect to (i) the automatic conversion of all our outstanding convertible redeemable preferred shares into of our ordinary shares immediately upon the completion of this offering, and (ii) the issuance and sale of the ordinary shares in the form of ADSs offered hereby at an assumed initial public offering price of US$ per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus, after deducting underwriting discounts, commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs.

The pro forma and pro forma as adjusted information below is illustrative only and our capitalization following the closing of this offering is subject to adjustment based on the initial public offering price of our ADSs and other terms of this offering determined at pricing. You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2016
	Actual		Pro Forma		Pro Forma as Adjusted
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
	(unaudited)
Convertible preferred shares	5,943,978	891,352
Shareholders’ (deficit) equity:
Ordinary shares	—	—	149	22
Additional paid-in capital	58,325	8,746	2,180,883	327,042
Accumulated (deficit) equity	(3,801,127)	(570,012)	20,145	3,021

Total shareholders’ (deficit) equity	(3,742,802)	(561,266)	2,201,176	330,086
Total	2,201,176	330,086	2,201,176	330,086

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares and holders of our convertible redeemable preferred shares which will automatically convert into our ordinary shares upon the completion of this offering.

Our net tangible book value as of September 30, 2016 was approximately US$330.1 million, or US$1.09 per ordinary share as of that date, and US$             per ADS. Net tangible book value represents the amount of our total consolidated assets, less the amount of our intangible assets, goodwill and total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share from our consolidated total assets, after giving effect to (i) the automatic conversion of all of our outstanding convertible redeemable preferred shares into ordinary shares immediately upon the completion of this offering and (ii) the issuance and sale by us of shares in the form of ADSs in this offering at an assumed initial public offering price of US$             per ADS (the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus) after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after September 30, 2016, other than to give effect to (i) the automatic conversion of all of our outstanding convertible redeemable preferred shares into ordinary shares immediately upon the completion of this offering and (ii) the issuance and sale by us of ordinary shares in the form of ADSs in this offering at an assumed initial public offering price of US$             per ADS (the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus) after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2016 would have been US$             million, or US$             per outstanding ordinary share and US$             per ADS. This represents an immediate increase in net tangible book value of US$             per ordinary share and US$             per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$             per ordinary share and US$             per ADS to investors purchasing ADSs in this offering.

The following table illustrates such dilution:

	Per Ordinary Share	Per ADS
Actual net tangible book value per share as of September 30, 2016
Pro forma net tangible book value per share after giving effect to the automatic conversion of all of our outstanding convertible redeemable preferred shares into ordinary shares

Pro forma as adjusted net tangible book value per share after giving effect to (i) the automatic conversion of all of our outstanding convertible redeemable preferred shares into ordinary shares and (ii) this offering

Assumed initial public offering price
Dilution in net tangible book value per share to new investors in the offering

The amount of dilution in net tangible book value to new investors in this offering set forth above is calculated by deducting (i) the pro forma net tangible book value after giving effect to the automatic conversion of our outstanding convertible redeemable preferred shares from (ii) the pro forma net tangible book value after giving effect to the automatic conversion of our convertible redeemable preferred shares and this offering.

The following table summarizes, on a pro forma basis as of September 30, 2016, the differences between existing shareholders, including holders of our convertible redeemable preferred shares, and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

	Ordinary Shares Total			Total Consideration			US$ Average Price per Ordinary Share Equivalent	Average Price per ADS Equivalent

	Number	Percent		Amount	Percent
Existing shareholders			%	US$		%	US$	US$
New investors			%	US$		%	US$	US$

Total			%	US$		%

If the underwriters were to fully exercise the over-allotment option to purchase              additional shares of our ordinary shares from us, the percentage of shares of our ordinary shares held by existing shareholders who are directors, officers or affiliated persons would be         %, and the percentage of shares of our ordinary shares held by new investors would be         %.

A US$1.00 increase (decrease) in the assumed public offering price of US$             per ADS (the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus) would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$             million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by US$             per ordinary share and US$             per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$             per ordinary share and US$             per ADS, assuming no change to the number of ADS offered by us as set forth on the front cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The discussion and tables above take into consideration the automatic conversions of all of our outstanding convertible preferred shares immediately upon the completion of this offering, and they do not take into consideration of any outstanding share options. As of the date of this prospectus, there are also (i)              ordinary shares issuable upon exercise of outstanding share options at an exercise price that ranges from US$             to US$             per share and (ii)             ordinary shares available for future issuance upon the exercise of future grants under our share incentive plan. If any of these options are exercised, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

Substantially all of our operations are conducted in China and all of our revenues is denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.6685 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2016. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On February 17, 2017, the noon buying rate for Renminbi was RMB6.8640 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods presented. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. For all dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.4480	6.9430
August	6.6776	6.6466	6.6778	6.6239
September	6.6685	6.6702	6.6790	6.6660
October	6.7735	6.7303	6.7819	6.6685
November	6.8837	6.8402	6.9195	6.7534
December	6.9430	6.9198	6.9580	6.8771
2017
January	6.8768	6.8907	6.9575	6.8360
February (through February 17, 2017)	6.8640	6.8693	6.8821	6.8517

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated using the average of the rates on the last business day of each month during the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant month.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a lesser extent. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. In addition, most of our directors and officers are residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce in United States courts judgments obtained in United States courts based on the civil liability provisions of the United States federal securities laws against us and our officers and directors.

We have appointed Law Debenture Corporate Services Inc. as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Conyers Dill & Pearman, our counsel as to Cayman Islands law, and Fangda Partners, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or the PRC would, respectively, (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States and (ii) entertain original actions brought in the Cayman Islands or the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman has informed us that the uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the United States courts under the civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands. Conyers Dill & Pearman has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

In addition, Conyers Dill & Pearman has advised us that there is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the Cayman Islands will generally recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment; (ii) such courts did not contravene the rules of natural justice of the Cayman Islands; (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.

Fangda Partners has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Fangda Partners has advised us further that under PRC law, a foreign judgment, which does not otherwise violate basic legal principles, state sovereignty, safety or social public interest, may be recognized and enforced by a PRC court, based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. As there existed no treaty or other form of reciprocity between China and the United States governing the recognition and enforcement of judgments as of the date of this prospectus, including those predicated upon the liability provisions of the United States federal securities laws, there is uncertainty whether and on what basis a PRC court would enforce judgments rendered by United States courts.

OUR HISTORY AND CORPORATE STRUCTURE

We were founded in April 2014 and operated our business through Beijing Happy Time Technology Development Co., Ltd., or Beijing Happy Time. We initially operated our business by facilitating merchandise credit and cash credit to college students on campuses across China. Such efforts have empowered us to gain significant insights into behavioral patterns of young consumers in China, as well as obtain a large amount of data that has empowered us to refine our risk pricing model and management system. Based on the data that we have aggregated and analyzed and the enhancement of our risk pricing model and management system, we subsequently shifted our focus to a broader base of young consumers in China starting from November 2015. In addition, our borrower engagement efforts have shifted from offline to online since November 2015. Since July 2016, all of our borrowers were engaged through online channels.

In September 2016, Ganzhou Qufenqi was incorporated as a wholly foreign owned entity in China. In November 2016, we incorporated Qudian Inc. under the laws of the Cayman Islands as our offshore holding company, and subsequently, we established a wholly-owned subsidiary in the British Virgin Islands, QD Technologies Limited, in November 2016, and a wholly-owned subsidiary in Hong Kong, QD Data Limited, to be our intermediate holding company in December 2016, to facilitate our initial public offering in the United States. The entire equity interest of Ganzhou Qufenqi was transferred from its former holding company to QD Data Limited. As a result of the restructuring in 2016, we hold equity interest in Ganzhou Qufenqi through our current offshore structure. At the same time, Ganzhou Qufenqi entered into a series of contractual arrangements with Beijing Happy Time and its shareholders. In addition, pursuant to the resolutions of all shareholders of Qudian Inc. and the resolutions of the board of directors of Qudian Inc., the board of directors of Qudian Inc. or any officer authorized by such board shall cause Ganzhou Qufenqi to exercise Ganzhou Qufenqi’s rights under the power of attorney agreements entered into among Ganzhou Qufenqi, Beijing Happy Time and the nominee shareholders of Beijing Happy Time and Ganzhou Qufenqi’s rights under the exclusive call option agreement between Ganzhou Qufenqi and Beijing Happy Time. As a result of these resolutions and the provision of unlimited financial support from the Company to Beijing Happy Time, Qudian Inc. has been determined to be most closely associated with Beijing Happy Time within the group of related parties and was considered to be the primary beneficiary of Beijing Happy Time and its subsidiaries.

We currently conduct our business in China through Beijing Happy Time and its subsidiaries. Beijing Happy Time operates our website www.qufenqi.com and holds the ICP license as an Internet content provider. Tianjin Qufenqi Technology Co., Ltd., or Tianjin Qufenqi, operates our website www.laifenqi.com and Qufenqi Beijing, operates our website www.qudian.com. Qufenqi Beijing and Tianjin Qufenqi are also in the process of applying for ICP licenses. We also fund loans directly to our borrowers through Fuzhou Microcredit and Ganzhou Microcredit, both of which have obtained approval of the relevant competent local authorities to provide loans.

We are in the process of establishing a new consolidated VIE. We expect to transfer certain of our businesses and assets in China to the new consolidated VIE and to utilize such VIE to undertake new business opportunities, including leveraging our risk management model to offer tailored risk assessment solutions to other financial institutions. Ganzhou Qufenqi will enter into a series of contractual arrangements with the new consolidated VIE and its shareholders, which will allow us to exercise effective control over the new consolidated VIE and realize substantially all of the economic risks and benefits arising from the new consolidated VIE and its subsidiaries.

Our Corporate Structure

The following diagram illustrates our corporate structure as of the date of this prospectus. It omits certain entities that are immaterial to our results of operations, business and financial condition. Except as otherwise specified, equity interests depicted in this diagram are held as to 100%. The relationships between each of Ganzhou Qufenqi, Beijing Happy Time and its shareholders as illustrated in this diagram are governed by contractual arrangements and do not constitute equity ownership.

(1)

Mr. Min Luo, our founder, chairman and executive officer, holds 21.04% equity interests in Beijing Happy Time. The remainder of the equity interests in Beijing Happy Time are held by Beijing Kunlun Tech Co., Ltd., an affiliate of our shareholder Kunlun Group Limited, Ningbo Yuanfeng Venture Capital L.P., an affiliate of our shareholder Source Code Accelerate L.P., Phoenix Auspicious Internet Investment L.P., an affiliate of our shareholders Wa Sung Investment Limited and Phoenix Auspicious FinTech Investment L.P., Shanghai Yunxin Venture Capital Co., Ltd., an affiliate of our shareholder API (Hong Kong)

Investment Limited, Jiaxing Blue Run Quchuan Investment L.P., an affiliate of our shareholders Joyful Bliss Limited and Ever Bliss Fund, L.P., Tianjin Happy Share, a limited partnership directly owned by certain of our employees and a third-party consultant, Shenzhen Huasheng Qianhai Investment Co., Ltd., an affiliate of our shareholder Wa Sung Investment limited and Phoenix Auspicious FinTech Investment L.P., Tianjin Blue Run Xinhe Investment Center L.P., an affiliate of our shareholders Joyful Bliss Limited and Ever Bliss Fund, L.P., as to 19.21%, 15.73%, 14.24%, 12.50%, 6.37%, 5.24%, 5.00% and 0.67%, respectively.
(2)	Our small loan companies.
(3)	QuCampus is owned approximately 45.9% by us, 44.1% by Ant Financial and 10.0% by certain other beneficial shareholders, including Mr. Min Luo, our founder, chairman and chief executive officer. We do not consolidate the financial results of QuCampus in our consolidated financial statements.

Contractual Arrangements among Ganzhou Qufenqi and Beijing Happy Time and its Shareholders

Due to PRC legal restrictions on foreign ownership and investment in, among other areas, VATS, which include the operations of Internet content providers, or ICPs, we, similar to all other entities with foreign-incorporated holding company structures operating in our industry in China, currently conduct these activities mainly through Beijing Happy Time, or the consolidated VIE, and its subsidiaries. We effectively control the VIE through a series of contractual arrangements with the consolidated VIE, its shareholders and Ganzhou Qufenqi, as described in more detail below, which collectively enables us to:

•	exercise effective control over our consolidated VIE and its subsidiaries;

•	receive substantially all the economic benefits of our consolidated VIE; and

•	have an exclusive option to purchase all or part of the equity interests in the equity interest in or all or part of the assets of Beijing Happy Time when and to the extent permitted by PRC law.

In addition, pursuant to the resolutions of all shareholders of Qudian Inc. and the resolutions of the board of directors of Qudian Inc., the board of directors of Qudian Inc. or any officer authorized by such board shall cause Ganzhou Qufenqi to exercise Ganzhou Qufenqi’s rights under the power of attorney agreements entered into among Ganzhou Qufenqi, Beijing Happy Time and the nominee shareholders of Beijing Happy Time and Ganzhou Qufenqi’s rights under the exclusive call option agreement between Ganzhou Qufenqi and Beijing Happy Time. As a result of these resolutions and the provision of unlimited financial support from the Company to Beijing Happy Time, Qudian Inc. has been determined to be most closely associated with Beijing Happy Time within the group of related parties and was considered to be the primary beneficiary of Beijing Happy Time and its subsidiaries. We have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Ganzhou Qufenqi, our consolidated VIE, Beijing Happy Time, and its subsidiaries, and the shareholders of Beijing Happy Time.

Agreements that Provide Us with Effective Control over Our Consolidated VIE and Its Subsidiaries

Equity Interest Pledge Agreement. Pursuant to the equity interest pledge agreement, each shareholder of Beijing Happy Time has pledged all of such shareholder’s equity interest in Beijing Happy Time as a continuing first priority security interest, as applicable, to respectively guarantee Beijing Happy Time and its shareholders’ performance of their obligations under the relevant contractual arrangements, which include the exclusive business cooperation agreement, exclusive call option agreement and power of attorney agreements. If Beijing Happy Time or any of its shareholders breaches their contractual obligations under these agreements, Ganzhou Qufenqi, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of Beijing Happy Time in accordance with PRC law. Each of the shareholders of Beijing Happy Time agrees that, during the term of the equity interest pledge agreement, such shareholder will not dispose of the pledged equity interests or create or allow creation of any encumbrance on the pledged equity interests without the prior written consent of Ganzhou Qufenqi. Ganzhou Qufenqi is entitled to all dividends and other distributions declared by Beijing Happy Time except as it agrees otherwise in writing. The equity interest pledge agreement remain effective until Beijing Happy Time and its shareholders discharge all their obligations under the contractual arrangements. We have registered the equity pledge with the relevant office of the administration for industry and commerce in accordance with the PRC Property Rights Law.

Power of Attorney Agreements. Pursuant to the power of attorney agreements, each shareholder of Beijing Happy Time has irrevocably appointed the Ganzhou Qufenqi to act as such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including the right to attend and vote on shareholder’s meetings and appoint directors and executive officers. In the absence of contrary written instructions of Ganzhou Qufenqi, each power of attorney agreement will remain in force for so long as the shareholder remains a shareholder of Beijing Happy Time, as applicable.

Agreement that Allow Us to Receive Economic Benefits from our Consolidated VIE and Its Subsidiaries

Exclusive Business Cooperation Agreement. Under the exclusive business cooperation agreement, Ganzhou Qufenqi has the exclusive right to provide the consolidated VIE and its subsidiaries that generates substantial income, including Ganzhou Happy Fenqi, Ganzhou Network, and Fuzhou Microcredit, or the profitable consolidated VIE and its subsidiaries, with technical support, consulting services and other services. In exchange, each of the profitable consolidated VIE and its subsidiaries pays a service fee to Ganzhou Qufenqi on a monthly basis and at an amount equivalent to all of its net income as confirmed by Ganzhou Qufenqi. Ganzhou Qufenqi owns the intellectual property rights arising out of the performance of the exclusive business cooperation agreement. In addition, each of the consolidated VIE and its subsidiaries has granted Ganzhou Qufenqi an exclusive right to purchase any or all of the business or assets of each of the profitable consolidated VIE and its subsidiaries at the lowest price permitted under PRC law. Unless otherwise agreed by the parties, this agreement will continue remaining effective.

Agreements that Provides Us with the Option to Purchase the Equity Interest in Beijing Happy Time

Exclusive Call Option Agreement. Pursuant to the exclusive call option agreement, Beijing Happy Time and each of its shareholders have irrevocably granted Ganzhou Qufenqi an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of such shareholder’s equity interests in Beijing Happy Time, or any or all or the assets of Beijing Happy Time. As for the equity interests in Beijing Happy Time, the purchase price should be equal to the minimum price as permitted by PRC law. As for the assets of Beijing Happy Time, the purchase price should be equal to the book value of the assets or the minimum price as permitted by applicable PRC law, whichever is higher. Without Ganzhou Qufenqi’s prior written consent, Beijing Happy Time and its shareholders have agreed that Beijing Happy Time shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans or guarantees and etc. Ganzhou Qufenqi is entitled to all dividends and other distributions declared by Beijing Happy Time except as it agrees otherwise in writing, and the shareholders of Beijing Happy Time has agreed to pay any such dividends or distributions to Ganzhou Qufenqi. This agreement will remain effective until all equity interests of Beijing Happy Time held by its shareholders and all assets of Beijing Happy Time have been transferred or assigned to Ganzhou Qufenqi or its designated person(s).

In the opinion of Fangda Partners, our PRC legal counsel:

•	the ownership structures of Ganzhou Qufenqi and our consolidated VIE in China, both currently and immediately after giving effect to this offering, do not and will not violate any applicable PRC law, regulation, or rule currently in effect; and

•	the contractual arrangements among Ganzhou Qufenqi, Beijing Happy Time and its shareholders governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules, and regulations currently in effect, and will not violate any applicable PRC law, regulation, or rule currently in effect.

However, we have been further advised by our PRC legal counsel, Fangda Partners, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. In particular, in January 2015, the MOFCOM published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the draft Foreign Investment Law, VIEs would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not arrived at a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft may be signed into law, if at all, and whether any final version would have substantial changes from the draft. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties including being prohibited from continuing operations. See “Risk Factors — Risks Relating to Our Corporate Structure.”

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated statements of operations in the period from April 9 to December 31, 2014 and the year ended December 31, 2015, and selected consolidated balance sheets as of December 31, 2014 and December 31, 2015 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The following selected consolidated statements of operations in the nine months ended September 30, 2015 and 2016 and the selected consolidated balance sheet as of September 30, 2016 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial statements.

Our historical results are not necessarily indicative of results to be expected for any future period. The following selected consolidated financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” both of which are included elsewhere in this prospectus.

	Period from April 9, 2014 (inception) through December 31, 2014	Year Ended December 31, 2015		Nine Months Ended September 30,
				2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
				(unaudited)
Selected Consolidated Statements of Operations:
Revenues:
Service income	21,094	153,554	23,027	111,873	659,619	98,916
Sales commission fees	2,926	62,182	9,325	35,693	46,243	6,934
Penalty fees	114	19,271	2,890	11,665	21,387	3,207

Total revenues	24,133	235,007	35,241	159,232	727,249	109,057
Operating cost and expenses(1):
Cost of revenue	9,014	148,417	22,256	94,442	156,157	23,417
Sales and marketing	46,368	192,603	28,882	127,588	114,502	17,171
General and administrative	3,503	42,426	6,362	22,170	22,970	3,445
Research and development	4,360	37,530	5,628	15,088	24,993	3,748
Allowance for loan principal and service fee receivables	1,667	45,111	6,765	30,930	69,051	10,355

(Loss)/income from operations	(40,778)	(231,078)	(34,652)	(130,988)	339,576	50,922
Interest and investment income	8	2,889	433	1,408	3,935	590
Foreign exchange gain, net	—	752	113	218	—	—
Other income	0	779	117	52	9,422	1,413
Other expenses	(5)	(6,505)	(976)	(440)	(326)	(49)

Net (loss)/income before income taxes	(40,775)	(233,164)	(34,965)	(129,750)	352,606	52,876
Income tax expenses	—	—	—	—	(66,233)	(9,932)

Net (loss)/income	(40,775)	(233,164)	(34,965)	(129,750)	286,373	42,944

Net (loss)/income per share – basic	(0.51)	(2.94)	(0.44)	(1.64)	3.61	0.54
Net (loss)/income per share – diluted	(0.51)	(2.94)	(0.44)	(1.64)	0.95	0.14
Weighted average number of shares outstanding	79,305,191	79,305,191	79,305,191	79,305,191	79,305,191	79,305,191
Pro forma basic and diluted (loss)/income per share on an as converted basis					0.95	0.14
Shares used in pro forma basic and diluted (loss)/income per share computation					301,765,677	301,765,677
Total comprehensive (loss)/income	(40,775)	(233,164)	(34,965)	(129,750)	286,373	42,944

(1)	Share-based compensation expenses are allocated in operating cost and expenses as follows:

	Period from April 9, 2014 (inception) through December 31, 2014	Year Ended December 31, 2015		Nine Months Ended September 30,
				2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
				(unaudited)
Sales and marketing	952	23,691	3,553	1,365	—	—
General and administrative	742	11,425	1,713	3,323	—	—
Research and development	1,024	20,492	3,073	4,276	—	—

Total share-based compensation expenses	2,717	55,607	8,339	8,964	—	—

	As of December 31,			As of September 30,
	2014	2015		2016
	RMB	RMB	US$	RMB	US$
	(in thousands)
				(unaudited)
Selected Consolidated Balance Sheets:
Cash and cash equivalents	1,929	210,114	31,508	236,307	35,436
Short-term amounts due from related parties(1)	2,092	34,930	5,238	366,710	54,991
Short-term loan principal and service fee receivables	420,219	2,060,768	309,030	3,902,782	585,256
Long-term loan principal and service fee receivables	93,370	177,582	26,630	176,353	26,446
Total assets	543,892	2,675,596	401,229	4,984,316	747,442
Short-term borrowings and interest payables	392,649	1,562,883	234,368	2,531,844	379,672
Long-term borrowings and interest payables	75,217	89,358	13,400	124,036	18,600
Total liabilities	581,950	3,306,965	495,908	2,783,140	417,356
Total mezzanine equity	5,943,978	5,943,978	891,352	5,943,978	891,352
Total shareholders’ deficit	(5,982,036)	(6,575,347)	(968,031)	(3,742,802)	(561,266)

(1)	Includes RMB33.8 million (US$5.1 million) and RMB171.4 million (US$25.7 million) deposited in our Alipay account as of December 31, 2015 and September 30, 2016, respectively. Such amount is unrestricted as to withdrawal and use and readily available to us on demand.

Non-GAAP Measures

We use adjusted net (loss)/income, a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted net (loss)/income help identify underlying trends in our business by excluding the impact of share-based compensation expenses, which are non-cash charges. We believe that adjusted net (loss)/income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

	Period from April 9, 2014 (inception) through December 31, 2014	Year Ended December 31, 2015		Nine Months Ended September 30,
				2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Selected Non-GAAP Financial Data:
Adjusted net (loss)/income(1)	(38,058)	(177,557)	(26,626)	(120,786)	286,373	42,944

(1)	Adjusted net (loss)/income is defined as net (loss)/income excluding share-based compensation expenses.

Adjusted net (loss)/income is not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net (loss)/income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

The following table reconciles our adjusted net (loss)/income in the years presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net (loss)/income:

	Period from April 9, 2014 (inception) through December 31, 2014	Year Ended December 31, 2015		Nine Months Ended September 30,
				2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net (loss)/income	(40,775)	(233,164)	(34,965)	(129,750)	286,373	42,944
Add: share-based compensation expenses	2,717	55,607	8,339	8,964	—	—

Adjusted net (loss)/income	(38,058)	(177,557)	(26,626)	(120,786)	286,373	42,944

Our Key Metrics

We regularly review a number of metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions.

	Year Ended December 31,		Nine Months Ended September 30,
	2014	2015	2015	2016
Number of active borrowers (in thousands)	166.3	1,230.3	593.7	3,782.9
Number of loans facilitated (in thousands)	199.3	2,686.6	971.1	22,182.6
Amount of loans facilitated (in RMB millions)	575.1	4,130.2	1,899.3	18,062.5

	As of December 31,		As of September 30, 2016
	2014	2015
Outstanding loan principal (in RMB millions)	513.3	2,271.9	4,198.7

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes that appear in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and in this prospectus, particularly in the section titled “Risk Factors.”

Overview

We use data technology to transform the consumer finance experience in China. Our proprietary data analytics and risk pricing model analyze millions of behavioral data to assess prospective borrowers’ credit profiles and enable us to set customized terms. Our scalable online model allows borrowers to easily complete all steps online, starting from credit application to drawdown and repayment. At the same time, we aggregate their behavioral data from each of these steps. The combination of our data expertise and online approach enables us to identify millions of quality, unserved or underserved consumers in China and provide them with access to credit products.

We currently offer cash credit products and merchandise credit products. Our cash credit products comprise short-term, unsecured lines of credit that can be drawn down at any time. We also offer merchandise credit products to finance borrowers’ direct purchase of merchandise offered on our marketplace. We earn service income from cash credit products and both service income and sales commission fees from merchandise credit products.

We only collaborate with institutional funding partners but not retail investors to fund the loans we facilitate. Our institutional funding partners include P2P platforms, a consumer finance company, an asset management company, a trust company and a factoring company. When borrowers draw down on their credit, we often first fund loans to borrowers. We then aim to transfer such loans to our institutional funding partners. Certain of our institutional funding partners provide funding directly to borrowers for loans that we facilitate. We also issued and listed asset-backed securities with loans we facilitated as the underlying assets on a private exchange in China in December 2016. We believe institutions provide us with an efficient way to secure a large amount of funding, while being generally more stable than retail investors by nature. In addition, to provide ourselves with additional funding flexibility, from time to time, we also fund certain loans to our borrowers through our small loan companies.

We have experienced strong growth in our results of operations since inception. Our total revenues increased from RMB24.1 million in the period from April 9 to December 31, 2014 to RMB235.0 million (US$35.2 million) in 2015. Our total revenues further reached RMB727.2 million (US$109.1 million) in the nine months ended September 30, 2016, which was 356.7% higher than our total revenues in the same period of 2015. Our net losses were RMB40.8 million in the period from April 9 to December 31, 2014 and RMB233.2 million (US$35.0 million) in 2015. In the nine months ended September 30, 2016, we recorded net income of RMB286.4 million (US$42.9 million). Our adjusted net loss was RMB38.1 million and RMB177.6 million (US$26.6 million) in the period from April 9 to December 31, 2014 and 2015, respectively. Our adjusted net income was RMB286.4 million (US$42.9 million) in the nine months ended September 30, 2016. For information about how we calculate adjusted net (loss)/income, please see “Summary Consolidated Financial and Operating Data — Non-GAAP Measures.”

Key Factors Affecting Our Results of Operations

Our Partnership with Ant Financial

We have established a strategic partnership with Ant Financial. Our collaboration with Ant Financial has an important effect on our results of operations. We benefit from Alipay’s strong brand recognition and wide adoption in China. We engage prospective borrowers through different channels on the Alipay consumer interface. In particular, we are able to promote our products and launch campaigns for free through one of such channels, and we were able to engage the majority of our prospective borrowers through such channel in the three months ended September 30, 2016. Such collaboration with Alipay has been an important factor in expanding our borrower base and contribute to our financial performance. We also collaborate with Zhima Credit to enhance the credit analysis capabilities of our business. Given that the online consumer finance market in China continues to evolve, we are in ongoing discussions with Ant Financial to refine our collaboration, including various approaches to engage and serve prospective borrowers. Changes to our arrangement with Ant Financial in borrower engagement and other aspects of our business would affect our borrower engagement efficiency, the growth of our business and our profitability.

Borrower Engagement and Retention

Our ability to engage borrowers efficiently is significantly affected by our relationships and collaboration with Ant Financial. As we seek to broaden our borrower base, our success in collaborating with other leading Internet companies and other marketing efforts also affects the size and credit quality of our borrower base. In addition, our brand and reputation and the attractiveness of our credit products, which influence our risk assessment and pricing capabilities, would affect our borrower retention capability and repeat transactions.

Risk Management

Our ability to effectively evaluate a borrower’s credit profile would directly affect our ability to offer attractive borrowing terms. The quality of our risk management system affects the delinquency rates of the loans we facilitate. We periodically adjust our allowance for loan principal and service fee receivables when we believe that the future collection of principal is unlikely. We base the allowance for loan principal and service fee receivables primarily on historical loss experience using a roll rate-based model applied to our principal and service fee receivables portfolios. As such, an increase in delinquency rates will result in a higher allowance for loan principal and service fee receivables. We charge off principal and service fee receivables as a reduction to the allowance for loan principal and service fee receivables when the principal and service fee receivables are deemed to be uncollectible. Our Allowance Ratio, calculated as the amount of allowance for loan principal and service fee receivables incurred during a period as a percentage of the total amount of on-balance sheet loans facilitated during such period, was 0.29%, 1.09%, 1.62% and 0.38% in 2014 and 2015 and in the nine months ended September 30, 2015 and 2016, respectively.

Funding Sources and Costs

The growth of our business is dependent on our ability to secure sufficient funding for the loans that we facilitate. We work with institutional funding partners to fund the loans we facilitate. The availability of funds from the institutional funding partners that we collaborate with would affect our liquidity and the amount of loans that we will be able to facilitate. Furthermore, the cost of capital for funds from institutional funding partners that we collaborate with during any specific period impact our profitability. However, the consumer finance company and trust company with which we collaborate provide funds directly to borrowers for loans that we facilitate. Such institutional funding partners deduct the principal and fees paid and due to it by borrowers and remit the remainder to us as our service fees. We do not incur interest expenses of borrowings on funds provided by such institutional funding partners. Increased collaboration with these institutional funding partners, or an increase in similar arrangements with other institutional funding partners, would enhance our profitability. In addition, to provide ourselves with additional funding flexibility, from time to time, we also fund certain loans to our borrowers through our small loan companies. Increasing utilization of our own capital during any specific period will also enhance our profitability.

Product Offerings

Our revenue and profitability are subject to the amount of service fees we generate. Service fees per loan is a function of the size and duration of loans, among other factors. Generally, loans of smaller size and shorter duration generate less service fee per loan.

The relative contribution in amount of loans facilitated under our cash credit products and merchandise credit products also affect revenue and profitability. In particular, merchandise credit products generate both service income and sales commission fees, while cash credit products generate only service income.

We are also in ongoing discussions with Ant Financial to refine our collaboration. Such cooperation may affect our range of product offerings. Furthermore, we may also leverage our risk pricing model to offer tailored risk assessment solutions to other institutions, which may affect the growth of our business and profitability.

Economic Conditions and Regulatory Environment in China

The demand for loans from borrowers is dependent upon overall economic conditions in China. General economic factors, including the interest rate environment and unemployment rates, may affect borrowers’ willingness to seek loans. For example, significant increases in interest rates could cause prospective borrowers to defer obtaining loans as they wait for interest rates to decrease. Additionally, a slowdown in the economy, resulting in a rise in the unemployment rate and/or a decrease in real income, may affect individuals’ level of disposable income. This may affect borrowers’ repayment capability and their willingness to seek loans, which may potentially affect loans facilitated and/or delinquency rates.

The regulatory environment for the online consumer finance industry in China is developing and evolving, creating both challenges and opportunities that could affect our financial performance. Due to the relatively short history of online consumer finance industry in China, the PRC government has not adopted a clear regulatory framework governing our industry. We will continue to make efforts to ensure that we are compliant with the existing laws, regulations and governmental policies relating to our industry and to comply with new laws and regulations or changes under existing laws and regulations that may arise in the future. While new laws and regulations or changes to existing laws and regulations could make facilitating loans to borrowers more difficult or expensive, or making such loans more difficult for borrowers or institutional funding partners to accept or on terms favorable to us, these events could also provide new product and market opportunities.

Loan Performance

The performance of the loans we facilitate affects our financial condition and results of operations. We monitor loan performance based on several metrics, including Delinquency Rate by Balance, M1+ Delinquency Rate by Vintage, Allowance Ratio and M1+ Delinquency Coverage Ratio.

Delinquency Rate By Balance

We define “Delinquency Rate by Balance” as the balance of outstanding loan principal that was 1 to 30, 31 to 90, 91 to 180, and 181 and more than 181 calendar days past due as of the end of the period (adjusted to reflect total amount of recovered past due payments for principal and amount charged off) as a percentage of the total balance of outstanding loan principal as of the end of such period. The following table provides our delinquency rates by balance for all loans as of the date presented:

	Delinquent for					Loan Principal Turnover Ratio(1)
As of	1-30 days	31-90 days	91-180 days	181 days and more	Total
December 31, 2014	0.19%	0.03%	0.01%	0.00%	0.23%	1.1x
December 31, 2015	0.47%	0.40%	0.51%	0.53%	1.91%	1.8x
September 30, 2016	1.18%	0.55%	0.43%	1.03%	3.17%	4.3x

(1)	Represents amount of loans facilitated in 2014 and 2015 and in the nine months ended September 30, 2016, divided by outstanding loan principal at the respective period end, respectively.

The increase in Delinquency Rate by Balance from December 31, 2014 to September 30, 2016 was due to the fact that we started facilitating loans with shorter durations in late 2015. As a result, many of such loans were repaid within the same periods in which they were facilitated, resulting in a lower period-end total outstanding loan principal that did not reflect the increase in total amount of loans facilitated during such periods. Our loan principal turnover ratio increased from 1.1x as of December 31, 2014 to 4.3x as of September 30, 2016, which indicates that the absolute amount of loans facilitated grew at a much faster rate than outstanding loan principal balance. For a more accurate indication as to our enhanced risk management capability, please refer to the M1+ Delinquency Rate by Vintage as elaborated below.

M1+ Delinquency Rate by Vintage

We define “M1+ Delinquency Rate by Vintage” as the total balance of outstanding loan principal of such vintage that is over 30 days past due as of the end of a subsequent month since loan origination (adjusted to reflect total amount of recovered past due payments for principal and amount charged off), divided by the total initial principal of the loans facilitated in such vintage. The following chart displays the historical lifetime cumulative M1+ Delinquency Rate by Vintage through September 30, 2016 for all loans facilitated for each of the months shown:

Allowance and Delinquency Coverage Ratio

We define “Allowance Ratio” as the amount of allowance for loan principal and service fee receivables incurred during a period as a percentage of the total amount of on-balance sheet loans facilitated during such period.

	Year Ended December 31,		Nine Months Ended September 30,

	2014	2015	2015	2016
Allowance Ratio	0.29%	1.09%	1.63%	0.38%

We periodically adjust our allowance for loan principal and service fee receivables when we believe that the future collection of principal is unlikely. We base the allowance for loan principal and service fee receivables primarily on historical loss experience using a roll rate-based model applied to our principal and service fee receivables portfolios. In 2014, we were still at an early stage of launching our business and establishing our risk pricing model, and did not have adequate historical loss experience to accurately estimate the allowance for loan principal and service fee receivables. In 2015, with additional operational experience and data, we were able to more accurately estimate this allowance. Our Allowance Ratio increased from 0.29% in 2014 to 1.09% in 2015. Since the fourth quarter of 2015, we enhanced our risk pricing model and management system, and the performance of the loans we facilitated correspondingly improved, as demonstrated by M1+ Delinquency Rate by Vintage for the relevant quarters, and our allowance ratio decreased to 0.38% during the nine months ended September 30, 2016.

We define “M1+ Delinquency Coverage Ratio” as the balance of allowance for principal and service fee receivables at the end of a period, divided by the total balance of outstanding loan principal for on-balance sheet loans that are over 30 days past due as of the end of such period.

	As of December 31,		As of September 30, 2016
	2014	2015
M1+ Delinquency Coverage Ratio	6.9x	1.4x	1.3x

M1+ Delinquency Coverage Ratio was above 1.0x as of December 31, 2014 and 2015 and September 30, 2016, indicating that our allowance for principal and service fee receivables was adequate to cover delinquency balance. M1+ Delinquency Coverage Ratio was 6.9x as of December 31, 2014, as we were still at an early stage of our business. M1+ Delinquency Coverage Ratio was 1.4x and 1.3x as of December 31, 2015 and September 30, 2016, respectively, reflecting a stable trend.

Components of Results of Operations

Total Revenues

Our total revenues comprise service income, sales commission fees and penalty fees. Our total revenues are presented net of origination costs, VAT and related surcharges. The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the periods presented:

	Period from April 9, 2014 (inception) through December 31, 2014		Year Ended December 31, 2015			Nine Months Ended September 30,

						2015		2016
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues
Service income	21,094	87.4	153,554	23,027	65.3	111,873	70.3	659,619	98,916	90.7
Sales commission fees	2,926	12.1	62,182	9,325	26.5	35,693	22.4	46,243	6,934	6.4
Penalty fees	114	0.5	19,271	2,890	8.2	11,665	7.3	21,387	3,207	2.9

Total revenues	24,133	100.0	235,007	35,241	100.0	159,232	100.0	727,249	109,057	100.0

Service Income

Service income represents service fees that we collect from borrowers for facilitating loans. Service income is net of origination costs, VAT and related surcharges. The amount of service income for each loan is primarily based upon the amount and duration of such loan. Service income for merchandise credit products is recorded at the time when the merchandise suppliers confirm the order and have shipped the relevant merchandise to borrowers.

Sales Commission Fees

Sales commission fees represent fees received from merchandise suppliers when borrowers purchase their merchandise on our marketplace and comprise (i) the difference between the retail prices of the merchandise sold to borrowers and the prices of the merchandise that we pay the merchandise suppliers and (ii) rebates received from merchandise suppliers.

Penalty Fees

Penalty fees represent fees we charge borrowers for late repayment. As collectability is not reasonably assured, the penalty fee is recorded on a cash basis.

Operating Cost and Expenses

Our operating cost and expenses consist of cost of revenue, sales and marketing expenses, general and administrative expenses, research and development expenses and allowance for loan principal and service fee receivables. The following table sets forth our operating cost and expenses, both in absolute amount and as a percentage of our total revenues, for the periods presented:

	Period from April 9, 2014 (inception) through December 31, 2014		Year Ended December 31, 2015			Nine Months Ended September 30,

						2015		2016
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating cost and expenses:
Cost of revenue	9,014	37.4	148,417	22,256	63.2	94,442	59.3	156,157	23,417	21.5
Sales and marketing	46,368	192.1	192,603	28,882	82.0	127,588	80.1	114,502	17,171	15.7
General and administrative	3,503	14.5	42,426	6,362	18.1	22,170	13.9	22,970	3,445	3.2
Research and development	4,360	18.1	37,530	5,628	16.0	15,088	9.5	24,993	3,748	3.4
Allowance for loan principal and service fee receivables	1,667	6.9	45,111	6,765	19.2	30,930	19.4	69,051	10,355	9.5

Total	64,911	269.0	466,086	69,894	198.3	290,220	182.3	387,673	58,135	53.3

Cost of Revenue

Our cost of revenue represents interest expenses of borrowings, which are fees paid to institutional funding partners and other lending related costs, which include payment processing and settlement fees, including those paid to Alipay. The following table sets forth components of our cost of revenue, both in absolute amount and as a percentage of our total revenues, for the periods presented:

	Period from April 9, 2014 (inception) through December 31, 2014		Year Ended December 31, 2015			Nine Months Ended September 30,

						2015		2016
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenue:
Interest expenses of borrowings	7,807	32.4	122,706	18,401	52.2	80,210	50.4	120,069	18,005	16.5
Other lending related costs	1,207	5.0	25,711	3,856	10.9	14,232	8.9	36,087	5,412	5.0

Total	9,014	37.4	148,417	22,256	63.2	94,442	59.3	156,157	23,417	21.5

Interest expenses of borrowings are affected by the institutional funding partners which we work with to provide funding to loans we facilitate. Certain institutional funding partners provide funds directly to borrowers for loans that we facilitate, and we do not recognize interest expenses of borrowings relating to such loans facilitated. In addition, when utilizing our own capital to fund loans facilitated, we also do not incur interest expenses of borrowings.

Sales and Marketing

Sales and marketing expenses consist primarily of expenses related to borrower engagement and retention, such as fees paid to Ant Financial and general brand awareness building. Sales and marketing expenses also include salaries, benefits and share-based compensation related to our sales and marketing staff.

General and Administrative

General and administrative expenses consist primarily of share-based compensation, salaries and benefits related to accounting and finance, business development, legal, human resources and other personnel, as well as professional service fees related to various corporate activities.

Research and Development

Research and development expenses consist primarily of share-based compensation, salaries and benefits related to technology and product development personnel, as well as rental expenses related to offices for our technology and product development personnel.

Allowance for Loan Principal and Service Fee Receivables

We periodically adjust our allowance for loan principal and service fee receivables when we believe that the future collection of principal is unlikely. We base this allowance primarily on historical loss experience using a roll rate-based model applied to our principal and service fees receivables portfolios. For information regarding our accounting policy related to allowance for loan principal and service fee receivables, see “—Critical Accounting Policies, Judgments and Estimates — Principal and Service Fees Receivables.” The following table sets forth the allowance for loan principal and service fee receivables, both in an absolute amount and as a percentage of total revenues, for the periods presented.

	Period from April 9, 2014 (inception) through December 31, 2014		Year Ended December 31, 2015			Nine Months Ended September 30,

						2015		2016
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Allowance for loan principal and service fee receivables	1,667	6.9	45,111	6,765	19.2	30,930	19.4	69,051	10,355	9.5

Share-based Compensation

The following table sets forth the effect of share-based compensation expenses on our operating cost and expenses line items, both in an absolute amount and as a percentage of total revenues, for the periods presented.

	Period from April 9, 2014 (inception) through December 31, 2014		Year Ended December 31, 2015			Nine Months Ended September 30,

						2015		2016
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing	952	3.9	23,691	3,553	10.1	1,365	0.9	—	—	—
General and administrative	742	3.1	11,425	1,713	4.9	3,323	2.1	—	—	—
Research and development	1,024	4.2	20,492	19,468	8.7	4,276	2.7	—	—	—

Total	2,717	11.3	55,607	8,339	23.7	8,964	5.6	—	—	—

See “— Critical Accounting Policies, Judgments and Estimates — Share-based Compensation” for a description of what we account for the compensation cost from share-based payment transactions.

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. In addition, upon payment of dividends by us to our shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to Hong Kong profit tax at a rate of 16.5%. No Hong Kong profit tax has been levied as we did not have assessable profit that was earned in or derived from the Hong Kong subsidiary during the periods presented. Hong Kong does not impose a withholding tax on dividends.

China

Generally, our subsidiary and consolidated VIE in China are subject to enterprise income tax on their taxable income in China at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We are subject to VAT at a rate of 6% on the services we provide to borrowers, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law. During the periods presented, we were not subject to business tax on the services we provide.

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.

Critical Accounting Policies, Judgments and Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus. When reviewing our consolidated financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Revenue Recognition

We generate revenue by providing borrowers with cash credit and merchandise credit. To facilitate such services, we are responsible for collecting the relevant payments from borrowers and bear the credit risk. The loan principals and various service and other fees receivables from providing such services are recorded as loan principal and service fee receivables on our consolidated statements of financial position. We record the related service fees charged to the borrowers net of incentives granted to the borrowers ratably over the life of the underlying loan using the effective interest method. Such service fees are recorded as service income in our consolidated statements of comprehensive income or (loss).

Sales commission fees represent fees received from merchandise suppliers when borrowers purchase their merchandise on our marketplace and comprise (i) the difference between the retail prices of the merchandise sold to borrowers and the prices of the merchandise that we agree to pay the merchandise suppliers and (ii) rebates received from merchandise suppliers.

Revenue related to the sale of merchandise is recorded net of the related cost as sales commission fees when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) services have been rendered, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured, in accordance with Accounting Standards Codification, or ASC, 605, Revenue Recognition, or ASC 605. in the consolidated statements of comprehensive income or (loss).

Loan Principal and Service Fee Receivables

Loan principal and service fee receivables represent receivables derived from the credit product business. Loan principal and service fee receivables are recorded at amortized cost, reduced by an allowance estimated as of the balance sheet dates. The amortized cost of loan principal and service fee receivable is equal to the unpaid principal balance, plus deferred origination costs which is amortized over the loan term using the effective interest method.

Allowance for Loan Principal and Service Fee Receivables

An allowance for loan principal and service fee receivables is established through periodic charges to the allowance for loan principal, service fee receivables and other receivables in the consolidated statements of comprehensive income or loss when we believe that the future collection of principal is unlikely. Our uncollectible loan principal and service fee receivables are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when we have determined the balance will not be collected. Management considers numerous internal and external factors in estimating probable incurred losses in our principal and service fee receivables portfolio, including the following:

•	prior principal and service fee receivables loss and delinquency experience;

•	the composition of our principal and service fee receivables portfolio; and

•	current economic conditions, including levels of per capital disposable income, and market interest rate etc.

We base the allowance for loan principal and service fee receivables losses primarily on historical loss experience using a roll rate-based model applied to our loan principal and service fee receivables portfolios. In our roll rate-based model, our loan principal and service fee receivables types are stratified by delinquency stages (i.e., current, 1-29 days past due, and 30-59 days past due, etc.) and projected forward in one-month increments using historical roll rates. In each month of the simulation, losses on our loan principal and service fee receivables types are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. No new volume is assumed. This process is repeated until the number of iterations equals the loss emergence period (the interval of time between the event which causes a borrower to default on a loan principal and service fee receivables and our recording of the charge-off) for our loan principal and service fee receivables types. As delinquency is a primary input into our roll rate-based model, we inherently consider nonaccrual loans in our estimate of the allowance for loan principal and service fee receivables losses.

We exercise our judgment, based on quantitative analyses, qualitative factors, such as recent delinquency and other credit trends, and experience in the consumer finance industry, when determining the amount of the allowance for loan principal and service fee receivables losses. We adjust the amounts determined by the roll rate-based model for management’s estimate of the effects of model imprecision, any changes to underwriting criteria, and current economic conditions. We charge or credit this adjustment to the allowance for loan principal, service fee receivables and other receivables on the consolidated statements of comprehensive income or (loss).

Charge Off

We charge off loan principal and service fee receivables as a reduction to the allowance for loan principal and service fee receivables when the loan principal and service fee receivables are deemed to be uncollectible. In general, loan principal and service fee receivables are identified as uncollectible if any of the following conditions are met:

•	death of the borrower;

•	identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments; or

•	outstanding amount following 180 days past due after certain collection effort based on management’s judgment.

Based on the criteria set out above and our judgment on the possibility of collecting the delinquent principal and service fee receivables, we determine the amount of loan principal and service fee receivables charge off.

Nonaccrual Loan Principal and Service Fee Receivables

Service fees are calculated based on the contractual rate of the loan and recorded as service fees over the life of the loan using the effective interest method. Loan principal and service fee receivables are placed on non-accrual status upon reaching 90 days past due or when reasonable doubt exists as to the full, timely collection of the loan principal and service fee receivables. When a loan principal and service fee receivable is placed on non-accrual status, we stop accruing service fees. Loan principal and service fee receivables is returned to accrual status if the borrower has performed in accordance with the contractual terms for a reasonable period of time and, in our judgment, will continue to make periodic loan principals and relevant service and other fees payments as scheduled.

Income Taxes

We account for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the consolidated financial statements or in our tax returns. Deferred tax assets and liabilities are recognized on the basis of the temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in earnings. Deferred tax assets are reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies. The components of the deferred tax assets and liabilities are classified as non-current on the consolidated balance sheets.

We account for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of the benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained (defined as a likelihood of more than fifty percent of being sustained upon an audit, based on the technical merits of the tax position). The tax position is then assessed to determine the amount of benefits to recognize in the consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. We did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses in the period from April 9, 2014 (inception) through December 31, 2014 and in the year ended December 31, 2015 and the nine months ended September 30, 2015 and 2016.

Measurement of Share-based Compensation

Share-based payment transactions with employees, such as share options are measured based on the grant date fair value of the equity instrument. We recognize the compensation costs net of estimated forfeitures using the straight-line method, over the applicable vesting period. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expense to be recognized in future periods. Share options granted to employees with market conditions attached are measured at fair value on the grant date and are recognized as the compensation costs over the estimated requisite service period, regardless of whether the market condition has been met.

A change in any of the terms or conditions of share options or a replacement of a share option plan is accounted for as a modification of share options. We calculate the incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, we recognize incremental compensation cost in the period the modification occurred. For unvested options, we recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

Excluding the options containing market and service vesting conditions, we calculated the estimated fair value of the options on the respective grant dates using a binomial option pricing model with assistance from independent valuation firms, with the following assumptions:

	Period from April 9, 2014 (inception) through December 31, 2014	Year Ended December 31, 2015
Risk-free interest rate	2.35%	2.00% – 2.43%
Volatility	44.9% – 48.7%	46.6% – 50.3%
Expected exercise multiple	2.2 – 2.8	2.2 – 2.8
Dividend yield	0%	0%
Expected term (in years)	10	10
Exercise price	US$0.0	US$0.0
Fair value of share options	US$0.11 – US$0.36	US$0.61 – US$1.95

Determining the fair value of the share options required us to make complex and subjective judgments, assumptions and estimates, which involved inherent uncertainty. Had we used different assumptions and estimates, the resulting fair value of the share options and the resulting share-based compensation expenses could have been different.

The following table sets forth the fair value of our ordinary shares estimated at different times with the assistance from an independent valuation firm:

Date	Fair Value per Ordinary Shares	Discount for Lack of Marketability	Discount Rate	Purpose of Valuation
August 29, 2014	US$0.11	20%	25.5%	Option and Ordinary Shares Valuation
November 1, 2014	US$0.36	20%	25%	Option and Ordinary Shares Valuation
March 1, 2015	US$0.61	20%	24.5%	Option and Ordinary Shares Valuation
June 4, 2015	US$0.79	20%	23%	Option and Ordinary Shares Valuation
December 26, 2015	US$1.95	20%	21%	Option and Ordinary Shares Valuation

In determining the fair value of our ordinary shares, we applied the income approach / discounted cash flow, or DCF, analysis based on our projected cash flow using management’s best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The major assumptions used in calculating the fair value of ordinary shares include:

•	Weighted average cost of capital, or WACC: The discount rates we listed in the table above were based on the WACCs determined based on a consideration of the factors, including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.

•	Comparable companies: In deriving the WACCs, which are used as the discount rates under the income approach, nine publicly traded companies were selected for reference as our guideline companies. The guideline companies were selected based on the following criteria: (i) online retail and mobile commerce companies or companies that provide financial lending services and (ii) China-based companies that are publicly listed in the United States, publicly listed companies in China and United States-based publicly listed companies.

•	Discount for lack of marketability, or DLOM: DLOM was quantified by the Finnerty’s Average-Strike put options model. Under this option-pricing model, which assumed that the put option is struck at the average price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM. This option pricing model is one of the methods commonly used in estimating DLOM as it can take into consideration factors like timing of a liquidity event, such as an initial public offering, and estimated volatility of our shares. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares. DLOM remained 20% in the period from inception to 2015.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our total revenue growth rates, as well as major milestones that we have achieved, contributed to the increase in the fair value of our ordinary shares from US$0.11 to US$1.95. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates.

Valuation of Preferred Shares

The valuations of our preferred shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

We considered objective and subjective factors to determine our best estimate of the fair value of our preferred shares, including the following factors:

•	exit values of recent issuances of preferred shares adjusted by the specific rights, preferences, and privileges of our preferred shares;

•	third-party valuations of our preferred shares completed as of August 29, 2014, June 4, 2015, September 30, 2015 and December 9, 2016;

•	our performance and market position relative to our competitors or similar publicly traded companies;

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company, given internal company and external market conditions; and

•	our developments and milestones.

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in the course of auditing our consolidated financial statements as of December 31, 2014 and 2015 and for the period from April 9, 2014 to December 31, 2014 and the year ended December 31, 2015, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

One material weakness relates to our lack of sufficient number of financial reporting personnel with appropriate level of knowledge and experience in application of U.S. GAAP and SEC rules and regulations commensurate with our reporting requirements. The other material weakness relates to our lack of a policy in place to identify related parties and related party transactions.

We have taken initiatives to improve our internal control over financial reporting to address the material weaknesses that have been identified, including: hiring a chief financial officer and an additional senior financial reporting manager with experience in U.S. GAAP accounting and SEC reporting to lead accounting and financial reporting matters; designing and implementing our internal controls over related party transactions based on the applicable laws and regulations; designating more resources to improve the period-end closing procedures for financial statements and relevant disclosures preparation; and taking steps to establish an audit committee prior to completion of this offering with members who have an appropriate level of financial expertise to oversee our accounting and financial reporting processes as well as our external and internal audits.

We have also taken other steps to strengthen our internal control over financial reporting, including preparing a contracts tracking database, formalizing a set of comprehensive U.S. GAAP accounting manuals, establishing an internal audit function, continuing to hire qualified professionals with sufficient U.S. GAAP accounting and SEC reporting experience, providing relevant training to our accounting personnel and upgrading our financial reporting system to streamline monthly and year-end closings and integrate financial and operating reporting systems.

However, we cannot assure you that we will complete implementation of these measures in a timely manner. See “Risk Factors — Risks Relating to Our Business and Industry — We have identified two material weaknesses in our internal controls as of December 31, 2015, and if we fail to maintain an effective system of internal controls, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of the ADSs may be adversely affected.”

As a company with less than US$1.0 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Results of Operations

The following tables set forth a summary of our consolidated results of operations for the periods presented, in absolute amount and as a percentage of our total revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. We were founded in April 2014, and 2015 was the first year in which we generated revenues for the entire fiscal year. Due to our limited operating history, period-to-period comparisons discussed below may not be meaningful and are not indicative of our future trends. See “Risk Factors — Risks Relating to Our Business and Industry — We have a limited operating history in a new and evolving market, which makes it difficult to evaluate our future prospects.”

	Period from April 9, 2014 (inception) through December 31, 2014	Year Ended December 31, 2015		Nine Months Ended September 30,

				2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Revenues:
Service income	21,094	153,554	23,027	111,873	659,619	98,916
Sales commission fees	2,926	62,182	9,325	35,693	46,243	6,934
Penalty fees	114	19,271	2,890	11,665	21,387	3,207

Total revenues	24,133	235,007	35,241	159,232	727,249	109,057
Operating cost and expenses:
Cost of revenue	9,014	148,417	22,256	94,442	156,157	23,417
Sales and marketing	46,368	192,603	28,882	127,588	114,502	17,171
General and administrative	3,503	42,426	6,362	22,170	22,970	3,445
Research and development	4,360	37,530	5,628	15,088	24,993	3,748
Allowance for loan principal and service fee receivables	1,667	45,111	6,765	30,930	69,051	10,355

(Loss)/income from operations	(40,778)	(231,078)	(34,652)	(130,988)	339,576	50,922
Interest and investment income	8	2,889	433	1,408	3,935	590
Foreign exchange gain, net	—	752	113	218	—	—
Other income	0	779	117	52	9,422	1,413
Other expenses	(5)	(6,505)	(976)	(440)	(326)	(49)

Net (loss)/income before income taxes	(40,775)	(233,164)	(34,965)	(129,750)	352,606	52,876
Income tax expenses	—	—	—	—	(66,233)	(9,932)

Net (loss)/income	(40,775)	(233,164)	(34,965)	(129,750)	286,373	42,944

	Period from April 9, 2014 (inception) through December 31, 2014	Year Ended December 31, 2015	Nine Months Ended September 30,

			2015	2016
	%	%	%	%
Revenues:
Service income	87.4	65.3	70.3	90.7
Sales commission fees	12.1	26.5	22.4	6.4
Penalty fees	0.5	8.2	7.3	2.9

Total revenues	100.0	100.0	100.0	100.0
Operating cost and expenses:
Cost of revenue	37.4	63.2	59.3	21.5
Sales and marketing	192.1	82.0	80.1	15.7
General and administrative	14.5	18.1	13.9	3.2
Research and development	18.1	16.0	9.5	3.4
Allowance for loan principal and service fee receivables	6.9	19.2	19.4	9.5

(Loss)/income from operations	(169.0)	(98.3)	(82.3)	46.7
Interest and investment incomes	(0.0)	1.2	0.9	0.5
Foreign exchange gain, net	—	0.3	0.1	—
Other income	0.0	0.3	0.0	1.3
Other expenses	(0.0)	(2.8)	(0.3)	(0.0)

Net (loss)/income before income taxes	(169.0)	(99.2)	(81.5)	48.5
Income tax expenses	—	—	—	(9.1)

Net (loss)/income	(169.0)	(99.2)	(81.5)	39.4

Nine Months Ended September 30, 2016 Compared to Nine Months Ended September 30, 2015

Total revenues. Our total revenues increased from RMB159.2 million in the nine months ended September 30, 2015 to RMB727.2 million (US$109.1 million) in the same period in 2016 primarily due to increase in service income from RMB111.9 million in the nine months ended September 30, 2015 to RMB659.6 million (US$98.9 million) in the same period in 2016 as a result of the substantial increase in amount of loans facilitated from approximately RMB1,899.3 million in the nine months ended September 30, 2015 to RMB18,062.5 million (US$2,708.6 million) in the same period in 2016. The increase in amount of loans facilitated was due to the substantial increase in the number of active borrowers from 0.6 million in the nine months ended September 30, 2015 to 3.8 million in the same period in 2016. Such increase in the number of active borrowers was primarily the result of (i) the shift of our target borrower base from college students to young consumers in general and (ii) increase in borrower engagement efficiency. The introduction of an increasing number of short-term credit products offered in the fourth quarter of 2015, the attractiveness of our products and our brand value also led to an increase in drawdowns by borrowers of their credit. Loans drawn down per active borrower increased to 5.9 in the first nine months of 2016 from 1.6 in the same period in 2015. Such short-term loans generated lower revenue per loan drawn down, partially offsetting the higher revenue driven by increasing number of transactions.

Increase in total revenues was also due to increase in sales comission fees from RMB35.7 million in the nine months ended September 30, 2015 to RMB46.2 million (US$6.9 million) in the same period in 2016. This is a result of (i) increase in merchandise credit utilized by borrowers to purchase merchandise on our marketplace due to the expansion of merchandise offerings and (ii) our increasing bargaining power when negotiating sales commission fees that we received from merchandise suppliers due to the scale and strong growth of our user base and business.

Operating cost and expenses. Our total operating cost and expenses increased from RMB290.2 million in the nine months ended September 30, 2015 to RMB387.7 million (US$58.1 million) in the same period in 2016, primarily attributable to the increase in cost of revenue, allowance for loan principal and service fees and research and development expenses, partially offset by a decrease in sales and marketing expenses and general administrative expenses.

•	Cost of revenue. Our cost of revenue increased from RMB94.4 million in the nine months ended September 30, 2015 to RMB156.2 million (US$23.4 million) in the same period in 2016 in connection with the increase in interest expenses of borrowings due to increase in funds provided by institutional funding partners.

Our cost of revenue as a percentage of our total revenues decreased from 59.3% to 21.5% during the same period, primarily due to increase in the portion of our own capital utilized to fund loans facilitated which does not incur interest expenses of borrowings.

•	Sales and marketing expenses. Our sales and marketing expenses decreased from RMB127.6 million in the nine months ended September 30, 2015 to RMB114.5 million (US$17.2 million) in the same period in 2016. This was primarily due to (i) significant reduction in our offline sales and marketing teams, (ii) an increase in borrower engagement efficiency through Alipay consumer interface and (iii) our ability to engage prospective borrowers for free through one of the channels on the Alipay consumer interface, which was partially offset by the increase in salaries and benefits paid to sales and marketing personnel, which increased from RMB58.6 million in the nine months ended September 30, 2015 to RMB75.9 million (US$11.4 million) in the same period in 2016. Our sales and marketing expenses as a percentage of our total revenues decreased from 80.1% to 15.7% during the same period.

•	General and administrative expenses. Our general and administrative expenses increased from RMB22.2 million in the nine months ended September 30, 2015 to RMB23.0 million (US$3.4 million) in the same period in 2016, primarily due to an increase in salaries and benefits paid primarily as a result of increase in the number of general and administrative personnel. Our general and administrative expenses as a percentage of our total revenues decreased from 13.9% to 3.2% during the same period, primarily due to the significant increase in our total revenues that has resulted in higher economies of scale.

•	Research and development expenses. Our research and development expenses increased from RMB15.1 million in the nine months ended September 30, 2015 to RMB25.0 million (US$3.7 million) in the same period in 2016, primarily due to an increase in salaries and benefits paid as a result of increase in the number of research and development personnel to focus on enhancing our data analytics and risk management capabilities. Our research and development expenses as a percentage of our total revenues decreased from 9.5% to 3.4% during the same period, primarily due to the significant increase in our total revenues that has resulted in higher economies of scale.

•	Allowance for loan principal and service fee receivables. Our allowance for loan principal and service fee receivables increased from RMB30.9 million in the nine months ended September 30, 2015 to RMB69.1 million (US$10.4 million) in the same period in 2016, primarily due to increase in loans facilitated. Our Allowance Ratio, which is the amount of allowance for loan principal and service fee receivables incurred during a period as a percentage of the total amount of on-balance sheet loans facilitated during such period, decreased from 1.62% in the nine months ended September 30, 2015 to 0.38% in the same period in 2016, primarily due to a lower delinquency rate of recent vintage loans, which is used as one of the inputs for estimating the allowance amount. Such lower delinquency rate of recent vintage loans was due to our enhanced risk pricing model and management system capability.

Interest and Investment Income. Our interest and investment income increased from RMB1.4 million in the nine months ended September 30, 2015 to RMB3.9 million (US$0.6 million) in the same period in 2016, primarily due to increase in the amount of short-term investments made, which was partially offset by our share of the loss of QuCampus recognized in the amount of RMB1.0 million (US$0.2 million) in the nine months ended September 30, 2016.

Foreign exchange gain, net. We recognized foreign exchange gain, net, of RMB0.2 million in the nine months ended September 30, 2015. We did not recognize any foreign exchange gains or losses in the same period in 2016.

Other income. Our other income was RMB0.1 million in the nine months ended September 30, 2015. Our other income was RMB9.4 million (US$1.4 million) in the same period in 2016 primarily due to the government grants received.

Other expenses. Our other expenses were RMB0.4 million in the nine months ended September 30, 2015 and RMB0.3 million (US$0.05 million) in the same period in 2016.

Income tax expenses. We incurred income tax expense of RMB66.2 million (US$9.9 million) in the nine months ended September 30, 2016. We did not incur any income tax expense in the nine months ended September 30, 2015 as we incurred net loss during the period.

Net (loss)/income. As a result of the foregoing, we incurred a net loss of RMB129.7 million in the nine months ended September 30, 2015 as compared to a net income of RMB286.4 million (US$42.9 million) in the same period in 2016.

Adjusted net (loss)/income. We incurred adjusted net loss, which is defined as net loss excluding share-based compensation expenses, of RMB120.8 million in the nine months ended September 30, 2015 as compared to adjusted net income, which is defined as net income excluding share-based compensation expenses, of RMB286.4 million (US$42.9 million) in the same period in 2016. Adjusted net (loss)/income is not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. For additional information as to such non-GAAP financial measure, see “Summary Consolidated Financial and Operating Data — Non-GAAP Measures.”

Year Ended December 31, 2015 Compared to the Period From April 9 to December 31, 2014

Total revenues. Our total revenues increased from RMB24.1 million in the period from April 9 to December 31, 2014 to RMB235.0 million (US$35.2 million) in 2015, primarily due to an increase in service income from RMB21.1 million in the period from April 9 to December 31, 2014 to RMB153.6 million (US$23.0 million) in 2015 as a result of the substantial increase in amount of loans facilitated from approximately RMB575.1 million in 2014 to RMB4,130.2 million (US$619.4 million) in 2015. The increase in amount of loans facilitated was due to the substantial increase in the number of active borrowers from 0.2 million in 2014 to 1.2 million in 2015. Such increase in active borrowers was primarily the result of our efforts to broaden our reach of college students across China in 2015, as well as our efforts to then shift our focus to young consumers in general starting in November 2015. The introduction of an increasing number of short-term credit products offered in the fourth quarter of 2015, the attractiveness of our products and our brand value also led to an increase in drawdowns per active borrower, partially offset by the lower revenue per loan due to the increasing number of small-sized loans we facilitated.

Increase in total revenues was also due to increase in sales commission fees from RMB2.9 million in the period from April 9 to December 31, 2014 to RMB62.2 million (US$9.3 million) in 2015. This was a result of (i) increase in merchandise credit utilized by borrowers to purchase merchandise on our marketplace due to the expansion of merchandise offerings and (ii) our increasing bargaining power when negotiating sales commission fees that we received from merchandise suppliers due to the scale and strong growth of our user base and business.

Operating cost and expenses. Our total operating cost and expenses increased from RMB64.9 million in the period from April 9 to December 31, 2014 to RMB466.1 (US$69.9 million) in 2015.

•	Cost of revenue. Our cost of revenue increased from RMB9.0 million in the period from April 9 to December 31, 2014 to RMB148.4 million (US$22.3 million) in 2015 in connection with an increase in amount of loans facilitated.

Our cost of revenue as a percentage of our total revenues increased from 37.4% to 63.2% during the same period.

•	Sales and marketing expenses. Our sales and marketing expenses increased from RMB46.4 million in the period from April 9 to December 31, 2014 to RMB192.6 million (US$28.9 million) in 2015. The increase was primarily due to the increase in salaries and benefits paid, mainly to our offline sales and marketing personnel, which increased from RMB15.3 million for the period from April 9 to December 31, 2014 to RMB79.4 million (US$11.9 million) in 2015, and the increase in share-based compensation recognized. Our sales and marketing expenses as a percentage of our total revenues decreased from 192.1% to 82.0% during the same period, primarily due to improved efficiency of our sales and marketing efforts as a result of economies of scale.

•	General and administrative expenses. Our general and administrative expenses increased from RMB3.5 million in the period from April 9 to December 31, 2014 to RMB42.4 million (US$6.4 million) in 2015, primarily due to the increases in salaries and benefits paid and share-based compensation recognized. Our general and administrative expenses as a percentage of our total revenues increased from 14.5% to 18.1% during the same period, primarily due to the expansion of general and administrative personnel that support and supervise our offline sales and marketing network.

•	Research and development expenses. Our research and development expenses increased from RMB4.4 million in the period from April 9 to December 31, 2014 to RMB37.5 million (US$5.6 million) in 2015, primarily due to the increases in salaries and benefits paid and share-based compensation recognized. Our research and development expenses as a percentage of our total revenues decreased from 18.1% to 16.0% during the same period, primarily due to economies of scale.

•	Allowance for loan principal and service fee receivables. Our allowance for loan principal and service fee receivables increased from RMB1.7 million in the period from April 9 to December 31, 2014 to RMB45.1 million (US$6.8 million) in 2015, primarily due to increase in the amount of loans facilitated. Our Allowance Ratio increased from 0.29% in 2014 to 1.09% in 2015, primarily due to the expanding and changing nature of our business from 2014 to 2015.

Interest and Investment Income. Our interest and investment income increased from RMB8,146 in the period from April 9 to December 31, 2014 to RMB2.9 million (US$0.4 million) in 2015, primarily due to increase in the amount of short-term investments made.

Foreign exchange gain, net. We recognized foreign exchange gain, net, of RMB0.8 million (US$0.1 million) in 2015. We did not recognize any foreign exchange gains or losses in the period from April 9 to December 31, 2014.

Other income. Our other income was RMB98 in the period from April 9 to December 31, 2014. Our other income was RMB0.8 million (US$0.1 million) in 2015 primarily as a result of government subsidies received.

Other expesnses. Our other expenses were RMB5,186 in the period from April 9 to December 31, 2014. Our other expenses were RMB6.5 million (US$1.0 million) in 2015 primarily due to charitable donations we made.

Net loss. As a result of the foregoing, our net loss increased from RMB40.8 million in the period from April 9 to December 31, 2014 to RMB233.2 million (US$35.0 million) in 2015.

Adjusted net loss. Our adjusted net loss, which is defined as net loss excluding share-based compensation expenses, increased from RMB38.1 million in the period from April 9 to December 31, 2014 to RMB177.6 million (US$26.6 million) in 2015. Adjusted net loss is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. For additional information as to such non-GAAP financial measure, see “Summary Consolidated Financial and Operating Data — Non-GAAP Measures.”

Components of Statements of Cash Flows Relating to Funding and Repayment of Loans

The funding and repayment of loans affect our cash flows in various ways. When borrowers draw down on their credit, we often first fund loans to borrowers. The initial funding of such loans is recorded as payments to originate loan principal under cash flows from investing activities. We then aim to transfer such loans to our institutional funding partners. We record funding from institutional funding partners as proceeds from borrowing under cash flows from financing activities. When borrowers repay such loans to us, we record their payments as proceeds from collection of loan principal under cash flows from investing activities, and we record our payment to institutional funding partners as repayments of borrowings under cash flows from investing activities.

We also facilitate loans to certain of our key management and their immediate families, and we record the initial funding and repayments of such loans as payments to originate loan principal due from related parties and proceeds from collection of loan principal due from related parties, respectively. For more information, see “Related Party Transactions — Transactions with Certain of Our Key Management and Their Immediate Families.”

We deposit funds with certain of our institutional funding partners as collateral for our obligations. When such funds are deposited with institutional funding partners, we record payment of deposits to funding partners under cash flows from financing activities. When such funds are released and refunded to us, we record refund of deposits from funding partners under cash flows from financing activities.

The following sets forth our cash flows related to the funding and repayment of loans for the periods presented:

	Period from April 9, 2014 (inception) through December 31, 2014	Year Ended December 31, 2015		Nine Months Ended September 30,
				2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Funding and Repayment Related to Borrowers
Proceeds from collection of loan principal	60,100	2,437,827	365,574	902,655	15,330,804	2,298,988
Proceeds from collection of loan principal due from related parties	—	810	122	544	1,854	278
Payments to originate loan principal	(578,241)	(4,250,330)	(637,374)	(1,904,455)	(17,393,915)	(2,608,370)
Payments to originate loan principal due from related parties	—	(3,515)	(527)	(3,465)	(1,210)	(181)
Funding and Repayment Related to Institutional Funding Partners
Proceeds from borrowings	512,253	3,162,153	474,192	1,896,924	4,987,081	747,857
Repayment of borrowings	(45,952)	(1,983,951)	(297,511)	(948,692)	(3,990,573)	(598,421)
Refund of deposits from funding partners	—	62,308	9,344	49,000	75,763	11,361
Payment of deposits to funding partners	(16,927)	(153,051)	(22,951)	(95,819)	(192,134)	(28,812)

We have also used cash provided by our operating activities and also historically funds provided by our shareholders to fund certain loans to borrowers.

Liquidity and Capital Resources

Our primary sources of liquidity have been cash provided by operating activities and funds provided by our shareholders, including through the issuance of equity securities, which have historically been sufficient to meet our working capital and substantially all of our capital expenditure requirements.

In the period from April 9 to December 31, 2014 and 2015, net cash used in operating activities was RMB30.5 million and RMB97.4 million (US$14.6 million), respectively, and in the nine months ended September 30, 2016, we had net cash provided by operating activities of RMB421.6 million (US$63.2 million).

As of September 30, 2016, we had cash and cash equivalents of RMB236.3 million (US$35.4 million), as compared to cash and cash equivalents of RMB210.1 million (US$31.5 million) as of December 31, 2015.

As of September 30, 2016, we had short-term amounts due from Alipay of RMB171.4 million (US$25.7 million), as compared to short-term amounts due from Alipay of RMB33.8 million (US$5.1 million) as of December 31, 2015. These represent amounts deposited in our Alipay account, and are unrestricted as to withdrawal and use and readily available to us on demand.

Our small loan company, Fuzhou Microcredit, has obtained approval of the relevant competent local authorities to provide up to RMB3.0 billion in loans. Similarly, Ganzhou Microcredit, our newly established small loan company, has obtained approval of the relevant competent local authorities to provide up to RMB2.7 billion in loans.

We believe that our anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. See “Risk Factors — Risks Relating to Our Business and Industry — We may need additional capital to pursue business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all.”

Our ability to manage our working capital, including receivables and other assets and accrued expenses and other liabilities, may materially affect our financial condition and results of operations.

The following table sets forth a summary of our cash flows for the periods presented:

	Period from April 9, 2014 (inception) through December 31, 2014	Year Ended December 31, 2015		Nine Months Ended September 30,

				2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
				(unaudited)
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(30,521)	(102,320)	(15,344)	(160,598)	421,587	63,221
Net cash used in investing activities	(519,278)	(1,864,955)	(279,666)	(1,012,758)	(2,025,944)	(303,808)
Net cash provided by financing activities	551,727	2,175,460	326,229	1,374,657	1,630,550	244,515
Cash and cash equivalents at beginning of period	—	1,929	289	1,929	210,114	31,508
Cash and cash equivalents at end of period	1,929	210,114	31,508	203,230	236,307	35,436

Operating Activities

Net cash provided by operating activities was RMB421.6 million (US$63.2 million) in the nine months ended September 30, 2016, primarily due to a net income of RMB286.4 million (US$42.9 million), adjusted for (i) allowance for loan principal and service fee receivables of RMB69.1 million (US$10.4 million), (ii) amortization of deferred origination costs of RMB24.4 million (US$3.7 million), and (iii) changes in working capital. Adjustments for changes in working capital primarily consisted of an increase in other payables of RMB78.4 million (US$11.7 million), which was primarily the result of (i) an increase in income tax payables of RMB57.9 million (US$8.7 million) as we generated net income in the nine months ended September 30, 2016 and (ii) an increase in interest payable of RMB7.4 million (US$1.1 million) in connection with an increase in the amount of funding provided by institutional funding partners for loans we facilitated, which was partially offset by (i) an increase in other receivables of RMB24.4 million (US$3.7 million), which was primarily the result of an increase in the guarantee deposits held by institutional funding partners and (ii) an increase in deferred tax assets of RMB11.1 million (US$1.7 million).

Net cash used in operating activities was RMB102.3 million (US$15.3 million) in 2015, primarily due to a net loss of RMB233.2 million (US$35.0 million), adjusted for (i) allowance for loan principal and service fee receivables of RMB45.1 million (US$6.8 million), (ii) amortization of deferred origination costs of RMB17.6 million (US$2.6 million), (iii) share-based compensation expense of RMB55.6 million (US$8.3 million), and (iv) changes in working capital. Adjustments for changes in working capital primarily consisted of (i) an increase in other current and non-current liabilities of RMB31.9 million (US$4.8 million), which was primarily the result of an increase in payable to suppliers of RMB16.1 million (US$2.4 million) in connection with the increase in the amount of merchandise credit facilitated in 2015 and (ii) an increase in interest payables of RMB6.2 million (US$0.9 million) due to an increase in the amount of funding provided by institutional funding partners for loans we facilitated, which was partially offset by an increase in other current and non-current assets of RMB28.2 million (US$4.2 million) due primarily to increase in the guarantee deposits held by institutional funding partners and an increase in the amounts receivable from merchandise suppliers.

Net cash used in operating activities was RMB30.5 million in the period from April 9 to December 31, 2014, primarily due to a net loss of RMB40.8 million, adjusted for (i) allowance for loan principal and service fee receivables of RMB1.7 million, (ii) share-based compensation expense of RMB2.7 million, and (iii) changes in working capital. Adjustments for changes in working capital primarily consisted of an increase in other current and non-current liabilities of RMB11.7 million, which was partially offset by (i) an increase in other current and non-current assets of RMB3.4 million and (ii) an increase in receivables from related parties of RMB2.1 million.

Investing Activities

Net cash used in investing activities was RMB2,025.9 million (US$303.8 million) in the nine months ended September 30, 2016, which was attributable to (i) RMB17,393.9 million (US$2,608.4 million) in payments to originate loan principal, and (ii) RMB2,607.6 million (US$391.0 million) in purchase of short-term investments, which was partially offset by (i) RMB15,330.8 million (US$2,299.0 million) in proceeds from collection of loan principal.

Net cash used in investing activities was RMB1,865.0 million (US$279.7 million) in 2015, which was attributable to (i) RMB4,250.3 million (US$637.4 million) in payments to originate loan principal and (ii) RMB877.2 million (US$131.5 million) in purchase of short-term trading investments, which was partially offset by (i) RMB2,437.8 million (US$365.6 million) in proceeds from collection of loan principal and (ii) RMB828.2 million (US$124.2 million) in proceeds from redemption of short term investments.

Net cash used in investing activities was RMB519.3 million in the period from April 9 to December 31, 2014, which was attributable to (i) RMB578.2 million in payments to originate loan principal and (ii) RMB 1.1 million in purchase of equipment, property and intangible, which was partially offset by RMB60.1 million in proceeds from collection of loan principal.

Financing Activities

Net cash provided by financing activities was RMB1,630.6 million (US$244.5 million) in the nine months ended September 30, 2016, which was primarily attributable to proceeds from borrowings of RMB 4,987.1 million (US$747.9 million), representing the remittance of funds from institutional funding partners to us, and contribution from shareholders of RMB2,546.2 million (US$381.8 million), partially offset by repayment of borrowings of RMB3,990.6 million (US$598.4 million), representing the transfer of loan principals payable to the institutional funding partners.

Net cash provided by financing activities was RMB2,175.5 million (US$326.2 million) in 2015, which was primarily attributable to proceeds from borrowings of RMB3,162.2 million (US$474.2 million) representing the remittance of funds from institutional funding partners to us, partially offset by repayment of borrowings of RMB1,984.0 million (US$297.5 million), representing the transfer of loan principals payable to the institutional funding partners.

Net cash provided by financing activities was RMB551.7 million in the period from April 9 to December 31, 2014, which was primarily attributable to (i) proceeds from borrowings of RMB512.3 million, representing the remittance of funds from institutional funding partners to us, and (ii) proceeds from related parties of RMB102.4 million, representing non-interest bearing financing that Beijing Happy Time received from Mr. Min Luo.

Capital Expenditures

We made capital expenditures of RMB1.1 million, RMB1.5 million (US$0.2 million) and RMB1.9 million (US$0.3 million) in the period from April 9 to December 31, 2014, 2015 and the nine months ended September 30, 2016, respectively. In these periods, our capital expenditures were mainly used for purchases of equipment and intangible assets. Our capital expenditures for 2016 are expected to be approximately RMB1.4 million (US$0.2 million), consisting primarily of expenditures related to purchases of equipment and intangible assets. We will continue to make capital expenditures to meet the expected growth of our business.

Commitments

The following table set forth our contractual obligations as of September 30, 2016:

	Payment due by period
	Total		Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	RMB	US$	RMB
	(in thousands)
Operating lease commitments	46,515	6,975	21,355	25,160	—	—

Off-Balance Sheet Arrangements

In September 2016, we entered into arrangements with a consumer finance company, which provides funding directly to borrowers for loans that we facilitate. As of September 30, 2016, liability from such arrangement was nil. As of September 30, 2016, the maximum potential undiscounted future payment we would be required to make was RMB15.2 million (US$2.3 million).

Holding Company Structure

Qudian Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiary, consolidated VIE and its subsidiaries in China. As a result, Qudian Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiary. If our existing PRC subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiary, our consolidated VIE and its subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our consolidated VIE and its subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiary has not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Inflation

Since inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2014, December 2015 and September 2016 were increases of 1.5%, 1.6% and 1.9%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

All of our revenues and substantially all of our expenses are denominated in Renminbi. The functional currency of our company, QD Technologies Limited and QD Data Limited is the U.S. dollar. The functional currency of our subsidiary in the PRC, the VIE and the VIE’s subsidiaries is the Renminbi. We use Renminbi as our reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations. Due to foreign currency translation adjustments, we had a foreign exchange gain, net, of RMB0.8 million (US$0.1 million) in 2015.

We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar, though there have been periods when the Renminbi has depreciated against the U.S. dollar. In particular, on August 11, 2015, the PBOC allowed the Renminbi to depreciate by approximately 2% against the U.S. dollar. Since then and until the end of 2016, the Renminbi has depreciated against the U.S. dollar by approximately 10%. It is difficult to predict how long the current situation may last and when and how the relationship between the Renminbi and the U.S. dollar may change again.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

We estimate that we will receive net proceeds of approximately US$                million from this offering if the underwriters do not exercise their option to purchase additional ADSs, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the initial offering price of US$                 per ADS, the mid-point of the estimated range of the initial public offering price. Assuming that we convert the full amount of the net proceeds from this offering into Renminbi, a 10% appreciation of the U.S. dollar against the Renminbi, from the exchange rate of RMB6.6685 for US$1.00 as of September 30, 2016 to a rate of RMB7.3354 to US$1.00, will result in an increase of RMB                 million in our net proceeds from this offering. Conversely, a 10% depreciation of the U.S. dollar against the Renminbi, from the exchange rate of RMB6.6685 for US$1.00 as of September 30, 2016 to a rate of RMB6.0017 to US$1.00, will result in a decrease of RMB                 million in our net proceeds from this offering.

Interest Rate Risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future.

After the completion of this offering, we may invest the net proceeds we receive from the offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standard Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606). The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry-specific guidance, in current U.S. GAAP.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements – Going Concern (Subtopic205-40): Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”). ASU 2014-15 requires management to evaluate whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued or are available to be issued. This ASU also requires management to disclose certain information depending on the results of the going concern evaluation. The provisions of ASU 2014-15 are effective for annual periods ending after December 15, 2016, and for interim and annual periods thereafter. Early adoption is permitted. We will be required to perform an annual assessment of its ability to continue as a going concern when this standard becomes effective on January 1, 2017; however, the adoption of this guidance is not expected to impact our financial position, results of operations or cash flows.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810) – Amendments to the Consolidation Analysis. ASU 2015-02 makes changes to both the variable interest model and the voting model. For public business entities, the guidance is effective for annual and interim periods beginning after December 15, 2015. Early adoption is permitted for annual and interim periods. We are in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In August 2015, FASB issued its final standard formally amending the effective date of the new revenue recognition guidance. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. We are in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”), that requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. This ASU, which may be adopted either prospectively or retrospectively, is effective for annual periods beginning after December 15, 2016 and interim periods within those annual periods. Early adoption is permitted. Adoption of the ASU may result in changes in our presentation of deferred tax assets and liabilities on our financial position but will not affect the substantive content of our consolidated financial statements. We have early adopted this standard.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments – Overall (Subtopic 825-10) (“ASU 2016-01”). The amendments require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instruments-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement for to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. This updated guidance is effective for the annual period beginning after December 15, 2017, including interim periods within the year. Early adoption is permitted. We are in the process of evaluating the impact of the adoption of this guidance on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”), which requires lessees to recognize assets and liabilities related to lease arrangements longer than 12 months on the balance sheet. This standard also requires additional disclosures by lessees and contains targeted changes to accounting by lessors. The updated guidance is effective for interim and annual periods beginning after December 15, 2018, and early adoption is permitted. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous GAAP. We are in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-06, Derivatives and Hedging (Topic 815), which clarifies the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. An entity performing the assessment under the amendments in this ASU is required to assess the embedded call (put) options solely in accordance with the four-step decision sequence. For public business entities, the amendments in this ASU are effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. An entity should apply the amendments in this ASU on a modified retrospective basis to existing debt instruments as of the beginning of the fiscal year for which the amendments are effective. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. We are in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. This ASU makes targeted amendments to the accounting for employee share-based payments. This guidance is to be applied using various transition methods such as full retrospective, modified retrospective, and prospective based on the criteria for the specific amendments as outlined in the guidance. The guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2016. We are in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of our portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. All entities may adopt the amendments in this Update earlier as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We are in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of our portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. All entities may adopt the amendments in this Update earlier as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We are in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. This ASU requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This ASU do not provide a definition of restricted cash or restricted cash equivalents. This ASU is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. We are in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

INDUSTRY OVERVIEW

China’s Shift Toward a Consumption-driven Economy and the Internet Economy

China’s private consumption level has been growing rapidly at a compound annual growth rate, or CAGR, of 9.5% from 2010 to 2015, according to the Oliver Wyman Report. Despite the significant growth, the relative size of China’s consumption as a percentage of total GDP is still low compared to other developed economies according to the Oliver Wyman Report, indicating considerable room for further expansion. With the increases in China’s per capita disposable income, household wealth and consumers’ growing willingness to spend, China’s private consumption is expected to continue to be a key driver for the Chinese economy going forward, growing at a CAGR of 6.9% from 2015 to 2020 and outpacing that of the GDP growth as the Oliver Wyman Report indicates.

Source: Oliver Wyman Report.

The penetration of Internet and mobile Internet in China has continued to expand, with increasing variety of applications to consumers’ daily life, evidenced by the following statistics in the Oliver Wyman Report:

•	Internet users and mobile Internet users in China reached 710 million and 656 million, respectively, in June 2016;

•	the number of mobile payment users is expected to increase from 358 million in 2015 to 657 million in 2020;

•	online and mobile banking volume is forecasted to reach RMB8,847 trillion by 2020, growing at a CAGR of 33.0% from 2015; and

•	gross merchandise value, or GMV, of online retail and mobile commerce market in China have amounted to RMB3.9 trillion and RMB2.0 trillion in 2015, respectively, and are expected to grow to RMB9.7 trillion and RMB8.3 trillion, respectively, in 2020.

Online Consumer Finance Market

The increasingly consumption-driven economy in China has created a significant demand for consumer finance. The traditional banking system primarily serves consumers with established credit histories with PBOC’s credit bureau and typically underserves a large number of consumers who are financially active but do not have a credit history. According to the Oliver Wyman Report, consumers in China between the ages of 18 and 35, amounting to approximately 396 million in 2015, constitute the core target segment for the online consumer finance market. Many of these individuals are active shoppers, but are only gradually building up their wealth and credit profile. According to the Oliver Wyman Report, the average online consumer spent approximately RMB800 per month in total online purchases in 2015, while consumers between the ages of 20 to 24, 25 to 29 and 30 to 34 in China had an average monthly income of approximately RMB3,455, RMB4,144 and RMB4,344, respectively, in 2015. The sizable portion of borrowers from such segment who are believed to be of emerging prime credit quality, their current financial status, credit profile and their general lack of access to consumer financing solutions offered by traditional financial institutions have created massive opportunities for innovative consumer finance products. Powered by the proliferation of mobile apps, online consumer finance service providers that provide easily accessible and affordable credit to borrowers have gained substantial traction.

A number of key factors are critical to the growth of China’s online consumer finance sector:

•	Growing consumer finance demand underserved by traditional financial institutions.

Chinese consumers are becoming increasingly receptive to adopting consumer finance products, but many are lacking access to suitable solutions. According to an Oliver Wyman survey conducted in 2016, 81.0% of respondents indicated that it is either extremely acceptable or quite acceptable to take out personal loans to finance consumption. Yet, traditional banks possess limited risk pricing capabilities and only target consumers with credit histories. According to the Oliver Wyman Report, 55.1% of the Chinese population was financially active but did not have credit histories in the national credit bureau in 2015. Only approximately 200 million, which represented 17.4% of China’s financially active population, comprised of individuals aged 15 and above, in 2015, held one or more credit cards, compared to 68.5% in the U.S. during the same period, according to the Oliver Wyman Report. There remain significant market opportunities for companies with capabilities to identify emerging prime borrowers and address the unmet consumer finance demand with innovative consumer financing products.

•	Improving and increasingly data- and technology-driven credit infrastructure in China.

In 2015, PBOC introduced initiatives in which certain privately-owned companies are allowed to make preparations for providing consumer credit information services in order to strengthen the national credit infrastructure. It is expected that the credit infrastructure in China will become more established with such services, which will entail proprietary databases based on a combination of data, including online retail and mobile commerce, social media and mobile payment data, and data from both banking and non-banking financial institutions. Online consumer finance service providers are also expanding their risk assessment and risk analytics capabilities with growing volume of online credit transactions.

•	Increasingly diversified funding sources.

An increasing number of financial institutions have recognized the scalability of online platforms. Such financial institutions have also recognized the quality of loan assets that online consumer finance companies potentially have access to. In addition to third-party wealth management and P2P platforms, traditional financial institutions such as banks, insurance companies, trust companies, licensed consumer finance service providers are becoming sources of funding for online consumer finance through structured products or contractual arrangements. The recent growth of the asset-backed security market also presents an alternative funding source, where relatively high-yield non-standard online consumption loans are securitized. The outstanding volume of consumer-loan-backed asset securitization is expected to rapidly grow from RMB89 billion in 2015 to RMB2,786 billion in 2020 at a CAGR of 99.1%, according to the Oliver Wyman Report.

China’s Online Consumer Finance Market

China’s online consumer finance market is expected to experience rapid growth with outstanding online consumer loan balance growing to RMB2,425 billion by 2020, representing 26.5% of all outstanding consumer loan balance (online and offline), according to the Oliver Wyman Report. The transaction volume of online consumption loans is expected to grow from RMB219 billion in 2015 to RMB4,087 billion in 2020 at a CAGR of 79.5%, and active borrowers for such loans are expected to reach 226 million in 2020, according to the Oliver Wyman Report.

Source:	Oliver Wyman Report.

Online consumer finance products can be further segmented into cash credit products and merchandise credit products. Cash credit products are granted for general consumption purposes in the form of cash provided directly to borrowers. Merchandise credit products are granted specifically for the purchase of certain merchandise.

Credit products vary in average loan size. Loans of less than RMB5,000 in size and shorter than three months in duration have rapidly gained popularity and scale. Smaller size online credit products are taken out in large volume and relatively high frequency by borrowers. As a result, companies providing or facilitating small credit are able to accumulate significant amount of credit data from a large borrower base and through the frequent repayment cycles. These data in turn can be used to refine the risk pricing models and improve the accuracy of pricing risks.

Key Success Factors for China Online Consumer Finance Service Providers

Data Analytics Capabilities

Data analytics capabilities represent a core competitive strength for online consumer finance players. Successful data-driven online consumer finance service providers accumulate and analyze multi-dimensional data such as transaction records, payment history and online social footprints. Such analysis allows them to assess the credit risks of borrowers and price the risks appropriately. Online consumer finance players that offer loans in large numbers and with shorter durations are more likely to accumulate more comprehensive data quickly and gain the competitive advantage in developing data analytics capabilities.

Cost Effective Borrower Engagement

Due to the small loan size, a sufficiently large borrower base is critical for online consumer finance players to gain scale. Leading players in the segment tend to differentiate themselves with their ability to efficiently engage prospective borrowers.

Strong Funding Capabilities

Lack of funding sources has become one of the key constraints for the growth of certain online consumer finance service providers. Access to diversified, stable and cost efficient funding sources is essential. Leading players tend to employ a wide range of funding sources, including funding from banks, insurance companies, licensed consumer finance companies as well as securitization products. Companies with strong balance sheet and capital, including those that can provide a large amount of loans through small loan companies, will possess significant advantages.

Serving Borrowers’ Personalized and Long-term Needs

The long-term success of online consumer finance players depends on the ability to provide borrowers with personalized solutions in a wide variety of context, which translates into higher lifetime value of borrowers. Consumers’ spending patterns and financing needs evolve over time. Successful online consumer finance players tend to be able to attract and retain quality borrowers and offer services and products to cater to their evolving financing demands.

BUSINESS

Our Mission

Our mission is to use technology to make credit accessible and personalized.

Overview

We use data technology to transform the consumer finance experience in China. Our proprietary data analytics and risk pricing model analyze millions of behavioral data to assess prospective borrowers’ credit profiles and enable us to set customized terms. Our scalable online model allows borrowers to easily complete all steps online, starting from credit application to drawdown and repayment. At the same time, we aggregate their behavioral data from each of these steps. The combination of our data expertise and online approach enables us to identify millions of quality, unserved or underserved consumers in China and provide them with access to credit products.

We are the number one online provider of small cash credit products in terms of the number of active borrowers and the amount of loans facilitated in 2016, according to the Oliver Wyman Report. In the first nine months of 2016, we facilitated approximately RMB18.1 billion (US$2.7 billion) in loans to 3.8 million active borrowers.

We primarily offer small cash and merchandise credit products. Small credit products typically have short duration, enabling us to quickly understand a borrower’s behavior throughout the life of a loan and further refine our data analytics and risk pricing model. Small credit products also enjoy favorable risk characteristics compared to larger credit products. A borrower is more likely to repay a smaller loan timely to maintain the quality of his or her credit profile, which may subsequently impact future borrowing activities. Benefits to fraudulent borrowers are also limited given the small amount of money borrowed.

A critical foundation of our success is our massive database and proprietary data analytics and risk pricing model. We aggregate our borrowers’ behavioral data with data and credit analysis from various partners as input for our risk pricing model. The short-term nature of our credit products contributes to frequent repayments and repeat borrowing activities, which drive the volume and comprehensiveness of the data we collect and analyze. Our risk pricing model places prospective borrowers into more than 100 distinct segments, each representing distinct credit profile that enables differentiated credit limit and pricing level. As borrowers draw down and repay loans, they build credit histories with us. Based on the credit histories, we can offer progressive pricing and more personalized products, including potentially higher credit limits, lower service fees and longer repayment durations, thereby driving higher borrower engagement. On average, an active borrower drew down four loans in the three months ended September 30, 2016. As we accumulate more data and enhance the capability of our model, we strive to better engage, re-evaluate and serve prospective borrowers who had applied for credits in the past. As of September 30, 2016, only approximately 7.0 million out of our approximately 25.9 million registered users had been approved with credit.

We have established a strategic partnership with Ant Financial, one of our principal shareholders, and have in-depth cooperation in multiple areas of our business. Alipay, operated by Ant Financial, is a leading online and mobile third-party payment service provider in China. We engage many of our prospective borrowers through the Alipay consumer interface, which has significantly contributed to our rapid growth. We also collaborate with Zhima Credit, a credit assessment service provider operated by Ant Financial, to enhance our credit analysis capabilities. Zhima Credit provides us with its credit analysis of prospective borrowers, including Zhima Credit Scores, which serves as one of the many inputs for our risk pricing model. We also provide Zhima Credit with our credit analysis of borrowers to reflect repayment and other credit attributes and work with Zhima Credit to further develop more robust credit analysis capabilities. We are also in ongoing discussions with Ant Financial to refine our collaboration, including various approaches to engage and serve prospective borrowers.

Since inception in 2014, our business has witnessed significant growth and increased borrower activities, as illustrated by the charts below:

We only collaborate with institutional funding partners but not retail investors to fund the loans we facilitate. Our institutional funding partners include P2P platforms, a consumer finance company, an asset management company, a trust company and a factoring company. When borrowers draw down on their credit, we often first fund loans to borrowers. We then aim to transfer such loans to our institutional funding partners. Certain of our institutional funding partners provide funding directly to borrowers for loans that we facilitate. We also issued and listed asset-backed securities with loans we facilitated as the underlying assets on a private exchange in China in December 2016. We believe institutions provide us with an efficient way to secure a large amount of funding, while being generally more stable than retail investors by nature. In addition, to provide ourselves with additional funding flexibility, from time to time, we also fund certain loans to our borrowers through our small loan companies.

We have experienced strong growth in our results of operations since inception. Our total revenues increased from RMB24.1 million in the period from April 9 to December 31, 2014 to RMB235.0 million (US$35.2 million) in 2015. Our total revenues further reached RMB727.2 million (US$109.1 million) in the nine months ended September 30, 2016, which was 356.7% higher than our total revenues in the same period of 2015. Our net losses were RMB40.8 million in the period from April 9 to December 31, 2014 and RMB233.2 million (US$35.0 million) in 2015. In the nine months ended September 30, 2016, we recorded net income of RMB286.4 million (US$42.9 million). Our adjusted net loss was RMB38.1 million and RMB177.6 million (US$26.6 million) in the period from April 9 to December 31, 2014 and 2015, respectively. Our adjusted net income was RMB286.4 million (US$42.9 million) in the nine months ended September 30, 2016. For information about how we calculate adjusted net (loss)/income, please see “Summary Consolidated Financial and Operating Data — Non-GAAP Measures.”

Our Strengths

We believe the following strengths contribute to our success and reinforce our market leading position.

Our Market Leadership and Growth

We are the number one online provider of small cash credit products in terms of the number of active borrowers and the amount of loans facilitated in 2016, according to the Oliver Wyman Report. In the first nine months of 2016, we facilitated approximately RMB18.1 billion (US$2.7 billion) in loans to 3.8 million active borrowers.

We have experienced significant growth since we were founded in April 2014. Unique visitors increased from approximately 0.6 million in September 2014 to approximately 36.3 million in September 2016. The number of active borrowers has grown from approximately 13.4 thousand in the three months ended

September 30, 2014 to approximately 2.7 million in the same period of 2016. At the same time, the amount of loans facilitated by us increased from approximately RMB38.4 million in the three months ended September 30, 2014 to approximately RMB8.5 billion (US$1.3 billion) in the same period of 2016, and the number of loans facilitated increased from approximately 15,000 in the three months ended September 30, 2014 to approximately 11.1 million in the same period of 2016.

Small Credit, Big Data

Our mission is to use technology to make credit accessible and personalized. We accomplish this by employing big data analytics to assess credit quality, and then offer small credit products to quality, unserved or underserved consumers in China.

Our big data technology utilizes distributed computing and machine learning to analyze correlations between users’ behavior and their likelihood of repaying loans. For such analysis, we leverage our online model to aggregate a broad range of data, including users’ behavior in filling out applications, repayment performances from completed borrowing cycles, background data, social activity information, online retail and mobile commerce transaction activity information, credit analysis from other parties such as Zhima Credit Scores and information from other leading anti-fraud institutions in China. Such analysis constitutes the core input of our risk pricing model and management system and also helps us make decisions regarding product design and business focus. The results of such analysis drive constant improvements to our credit decisioning process, as well as adaptations of attributes of merchandises most attractive to borrowers, thereby enhancing the desirability of our credit products.

Effective Data-Driven Analytics and Pricing Model

We developed a rigorous risk pricing model and robust risk management system. We continually test, validate and optimize this model and system. With each transaction, our model becomes more precise. Since inception, we have been able to expand the granularity of our risk pricing model to more precisely segment the risk levels of prospective borrowers in a continuous self-reinforcing manner. We were able to increase risk pricing model segments from two to more than 100 distinct segments, each representing distinct credit profile that enables differentiated credit limit and pricing level. For example, prospective borrowers with the same Zhima Credit Score may receive different credit limits that carry different repayment terms and service fees. As borrowers draw down and repay loans, they build credit histories with us. Based on the credit histories, we can offer progressive pricing and more personalized products, including potentially higher credit limits and longer repayment durations that can result in lower service fees, thereby driving higher borrower engagement. In the three months ended September 30, 2016, repeat borrowers accounted for 75.4% of our total active borrowers during the period.

To illustrate the power of our risk pricing model and effectiveness of our risk management system, on Singles Day (November 11) in 2016, we processed over 438,000 loan applications and facilitated over 365,000 loans, resulting in approximately RMB410.0 million in amount of loans facilitated. Our M1+ Delinquency Rate by Balance, which is defined as the balance of principal unpaid by borrowers that were over 30 days past due as of a specific date as a percentage of the total outstanding loan principal as of such date, was approximately 2% as of September 30, 2016.

Ant Financial Partnership

We have established a strategic partnership with Ant Financial and have in-depth cooperation in multiple areas of our business. Alipay, operated by Ant Financial, is a leading online and mobile payment service provider in China. We engage many of our prospective borrowers through different channels on the Alipay consumer interface, which has significantly contributed to our rapid growth. We promote our products and launch campaigns for free through one of the channels on the Alipay consumer interface. We were able to engage the majority of our prospective borrowers through such channel in the three months ended September 30, 2016.

We collaborate with Zhima Credit, which is operated by Ant Financial, to enhance our credit analysis capabilities. Zhima Credit provides us with its credit analysis of prospective borrowers, including Zhima Credit Scores. This serves as one of the many inputs for our risk pricing model. We also provide Zhima Credit with our credit analysis of borrowers to reflect repayment and other credit attributes. Such credit analysis is provided by or to Zhima Credit only with the relevant authorization of prospective borrowers during the credit application process. In addition, we also work with Zhima Credit to develop insights and algorithm that further enhance the effectiveness of our credit analysis models.

To further enhance user engagement efforts, in October 2016 we formed QuCampus, a joint venture with Ant Financial. The joint venture provides services covering various aspects of the daily life of college students, including those related to academia, social connection, networking and other campus life related services. We believe our extensive historical on-the-ground operational experiences and understanding of the behavior and social needs of college students across China enable the joint venture to better design and introduce relevant services. We view the joint venture as a valuable opportunity to cultivate long-term relationships with prospective borrowers.

We are in ongoing discussions with Ant Financial to refine our collaboration, including various approaches to engage and serve prospective borrowers.

Collaboration with Institutional Funding Partners

We work with institutional funding partners to fund loans we facilitate while maintaining competitive overall funding costs. Working with institutional funding partners enables us to efficiently secure a large amount of funding without marketing to and engaging with individual retail investors. Institutions are also generally more established and sophisticated, which provide better stability as to funding.

We identify quality borrowers and facilitate a large volume of loans for our institutional funding partners, who often lack the relevant data expertise or online coverage. We believe the loans we facilitate are attractive to our institutional funding partners as such small loans prevent significant exposure to any individual borrower while the short-duration nature provides flexibility in liquidity management. We have currently entered into funding arrangements with P2P platforms, a consumer finance company, an asset management company, a trust company and a factoring company.

Visionary and Experienced Management Team

Our founder, chairman and chief executive officer, Mr. Min Luo, has over ten years of entrepreneurial experience in China’s Internet and finance sectors. Our senior management team members have also on average more than ten years of experience in their respective business functions, with our chief financial officer having previously served as the chief financial officer of three public companies and our chief risk officer having served at Capital One Financial Group in the United States, or Capital One, as senior director in the data science department prior to joining our company. Our management prudently operates our business with determined focus on risk awareness and has developed significant risk management execution capability. In addition, we have also been able to attract talent from large global financial institutions and technology companies.

We have a result-driven corporate culture that fosters collaboration, encourages teamwork and cultivates creativity and professionalism.

Our Strategies

We seek to continue to transform consumer finance experience in China by using technology to make credit accessible and personalized. We plan to pursue the following strategies to achieve our goal:

Invest in Technology

As of September 30, 2016, only approximately 7.0 million out of our approximately 25.9 million registered users had been approved with credit, indicating a significant growth potential. We continue to make investments in our data analytics and machine learning technologies, which will enable us to refine risk assessment and better price risks for additional registered users, increase conversion of registered users into quality borrowers, and provide increasingly personalized products. Increasing amount of loan drawdowns will enable us to more effectively analyze user data and price risks and enhance our credit products. In addition, we intend to further collaborate with various other parties to aggregate and analyze a wider variety of data. For example, we will incorporate credit related data from additional reputable parties, particularly leading Internet companies, enabling us to further evaluate and facilitate loans to more users while reducing fraud and delinquency. Furthermore, as we diversify our user engagement efforts, we plan to tailor our risk pricing model for the different channels to ensure accurate risk assessment and pricing.

Increase Diversity and Stability of Funding Sources

We will further optimize and diversify our institutional funding sources by cooperating with additional institutions, including consumer finance companies, banks, trust companies, asset management companies, and insurance companies. For example, we entered into arrangements with a consumer finance company and a trust company to directly provide funding to borrowers for loans that we facilitate. Furthermore, we issued and listed asset-backed securities with loans we facilitated as the underlying assets on a private exchange in China. In addition to working with increasing number and diversity of funding partners, we intend to secure more fixed and longer-term commitment from our funding partners to ensure the stability of our funding sources.

We plan to further explore other funding arrangements to reduce our funding costs, enhance profitability and lessen the reliance on our capital for funding. We will also increase the limits as to the amount of loans that our existing small loan companies are able to provide or to establish additional small loan companies as needed in order to facilitate the funding of certain loans to borrowers. In addition, we may pursue potential strategic investments and acquisitions of licensed financial institutions to gain access to select licenses for the long-term growth of our business.

Broaden User Reach

According to the Oliver Wyman Report, there were approximately 396 million consumers in China in 2015 between the ages of 18 and 35, and such group constitutes a core target segment for the online consumer finance market. We will continue to focus on growing our reach of users from our existing registered user base of approximately 25.9 million as of September 30, 2016. We have established a strong partnership with Ant Financial and will continue to work with them. We also intend to work closely with other leading Internet companies in China to promote our credit products to their large user bases. We will further tailor our products to complement their existing services. We will also explore opportunities to allow certain users to utilize our credit for consumption directly on our partners’ platforms, including those for local services and online travel platforms. We also plan to promote and increase our brand awareness and visibility through a variety of marketing initiatives, both online and offline.

Expand and Enhance Our Product Offerings

As of September 30, 2016, out of approximately 7.0 million users that we have approved credit for, only 4.4 million had drawn down on their credit. We will continue to focus on offering credit products and merchandise that are attractive to all of our approved users, including those that have not utilized our credit products. We will further optimize the combination of pricing, duration and size of our credit products, including offering more personalized credit products. Under our merchandise credit products, we intend to broaden offerings in cosmetics and apparel and expand into household products and baby care products in the near term and further explore other services in the long term. By expanding our merchandise categories, we will be able to attract a broader range of prospective borrowers. At the same time, we will be able to address borrowers’ evolving credit needs. We will also leverage technologies to improve risk management through control of merchandise purchased through our merchandise credit products. In addition, we may selectively expand into other credit products that are in strong demand by targeted prospective borrowers and potentially offer higher returns, such as secured credit and auto loans.

In addition to expanding credit products that we offer, we may also leverage our risk management model to offer tailored risk assessment solutions to financial institutions.

Attract and Retain Exceptional Employees

Since inception, we have devoted and will continue to devote substantial efforts to establish a talented employee base in the areas such as big data analytics, risk management and operation management. We believe that versatile and experienced management and employees will provide significant advantages in the rapidly evolving market in which we compete and continue to drive innovation and growth.

Our Credit Products

Our credit products are designed to address and serve the needs of creditworthy borrowers who we believe are of emerging prime credit quality but have limited credit history and access to traditional consumer credit from banks or other lenders in China. We primarily offer small cash and merchandise credit products. Small credit products typically have short duration, enabling us to quickly understand a borrower’s behavior throughout the life of a loan and further refine our data analytics and risk pricing model. Small credit products also enjoy favorable risk characteristics compared to larger credit products. A borrower is more likely to repay a smaller loan on time to maintain the quality of his or her credit profile, which may subsequently impact future borrowing activities. Benefits to fraudulent borrowers are also limited given the small amount of money borrowed.

Our cash credit products comprise short-term, unsecured lines of credit that can be drawn down at any time. Prospective borrowers complete an application and receive a decision on their application in as quick as a few seconds. When a credit is drawn, the money is deposited directly into the borrower’s Alipay account and can be used anywhere Alipay is accepted, or such borrower’s Alipay-linked bank account. We typically charge borrowers service fees for facilitating loans. Currently, approved cash credit limits generally range from RMB500 to RMB6,200. In the nine months ended September 30, 2016, the amount of loans facilitated under cash credit products amounted to RMB17,024.7 million (US$2,553.0 million), which represented approximately 94.3% of total amount of loans facilitated under all of our credit products. In the nine months ended September 30, 2016, the average loan size facilitated for our cash credit products was approximately RMB780 (US$117).

To complement our cash credit products, we also offer merchandise credit products to finance borrowers’ direct purchase of merchandise offered on our marketplace. In the event the loans provided were insufficient to purchase the relevant merchandise, borrowers will also need to pay for the portion that was not covered by the loans using their own funds. We currently collaborate with more than 240 merchandise suppliers, including leading consumer brands and their authorized distributors, to offer 13 categories of merchandise from over 600 brands covering primarily consumer electronics, home appliances, watches and accessories, sports and outdoor merchandise and luggage. In addition to receiving service fees from borrowers, we also receive sales commission fees from our merchandise suppliers for our intermediary services rendered. Merchandise credit products are typically larger in credit size and longer in duration compared to cash credit products. Currently, approved merchandise credit limits generally range from RMB2,000 to RMB9,400. In the nine months ended September 30, 2016, amount of loans facilitated under merchandise credit products amounted to RMB1,037.8 million (US$155.6 million), which represented approximately 5.7% of total amount of loans facilitated under all of our credit products. In the nine months ended September 30, 2016, the average loan size for our merchandise credit products was approximately RMB2,650 (US$397).

When borrowers draw down on their cash credit or utilize their merchandise credit to purchase merchandise on our marketplace, they may choose between several installment plans of different durations and service fees. Borrowers make required installment payments through their Alipay account in accordance with the terms of their cash or merchandise credit products, which generally require fixed weekly or monthly payments that typically range from one to six weeks or from one to six months for cash credit products and from one to 12 months for merchandise credit products as of the date of this prospectus. Historically, we also offered merchandise credit products that require monthly payments ranging up to 24 months. In the nine months ended September 30, 2016, the average duration of loans under our cash credit products was approximately 2.4 months, and under our merchandise credit products was approximately 13.0 months. Borrowers may also pay off their account balance in full at any time, although the total amount of repayment, including the service fees, will remain the same as a full duration loan. Repayments are made through the borrower’s Alipay account. The borrower may continue to utilize his or her credit as long as the borrower has made the requisite payments in a timely manner, and there are unused credit remaining.

Borrowers

We target the large and growing number of creditworthy borrowers in China who we believe are of emerging prime credit quality but have limited credit history and access to traditional consumer credit from banks or other lenders. As we have been focused on providing credit products to young consumers across China, we have gained extensive experience and understanding into the behavior and consumption preference of such demographic of users since our inception. In the three months ended September 30, 2016, approximately 93.4% of active borrowers are between 18 and 35 years of age.

We engage many of our prospective borrowers through different channels on the Alipay consumer interface, which has significantly contributed to our rapid growth. We promote our products and launch campaigns for free through one of the channels on the Alipay consumer interface. We were able to engage the majority of our prospective borrowers through such channel in the three months ended September 30, 2016. In the meantime, we also seek to diversify our borrower engagement channels by collaborating with other leading Internet companies.

We have experienced significant growth in the number of borrowers since inception. In 2014 and 2015 and in the nine months ended September 30, 2016, we arranged credit for approximately 0.2 million, 1.2 million and 3.8 million active borrowers, respectively. Out of the total active borrowers in 2014 and 2015 and in the nine months ended September 30, 2016, respectively, repeat borrowers, made up approximately 14.7%, 40.4% and 66.2% of our total active borrowers, respectively. We believe the increase in repeat borrowers reflects borrower loyalty and our credit products’ ability to address borrower consumption needs.

Pricing

Our credit pricing and credit limits are determined based on assessments performed by our proprietary risk pricing model and management system. Our risk pricing model places prospective borrowers into more than 100 distinct segments, each representing distinct credit profile that enables differentiated credit limit and pricing level. Generally, we grant higher credit limits and preferential pricing to a first time borrower with: (i) higher income and consumption level, and (ii) a stable mobile phone number and shipping address for their online retail and mobile commerce purchases.

We continually review and assess the credit profiles of borrowers at each drawdown request. If the credit profile of a prospective borrower changes, the amount of loans and durations of such loans that such borrower may be able to draw down under the credit limit would also change. As borrowers draw down and repay loans, they build credit histories with us. Based on the credit histories, we can offer progressive pricing and more personalized products, including potentially higher credit limits with lower service fees and longer repayment durations. In addition to personalized credit limits, we plan to offer personalized service fees that reflect borrowers’ credit profiles.

Pricing for loans borrowed under cash credit and merchandise credit products are quoted in the form of the size of each installment payment and the number of installments required. For cash credit and merchandise credit products, the combined total represents the loan principal and service fees charged to borrowers. A penalty fee for late payment is imposed as a daily penalty rate of the amount past due. All fees are clearly disclosed to the borrower upfront when the loan is facilitated.

The below table illustrates typical fee range of five of our most representative credit products with the highest number of loans facilitated during the three months ended September 30, 2016.

Product Duration	Credit Product Type	Principal Per Loan	Service Fee Range Per Loan
		(RMB)	(RMB)
1 week	Cash	100 ~ 1,000	1.2 ~ 30.0
3 weeks	Cash	100 ~ 1,000	2.4 ~ 80.4
6 weeks	Cash	100 ~ 1,000	3.6 ~ 90.0
1 month	Cash	100 ~ 1,000	1.0 ~ 50.0
3 months	Cash	100 ~ 1,000	4.0 ~ 87.9

Funding

Institutional Funding Partners

Our institutional funding partners include P2P platforms, a consumer finance company, an asset management company, a trust company and a factoring company. When borrowers draw down on their credit, we often first fund loans to borrowers. We then aim to transfer such loans to our institutional funding partners. In addition, certain of our institutional funding partners, such as the consumer finance company and the trust company, provide funding directly to borrowers for loans that we facilitate. We also issued and listed asset-backed securities with loans we facilitated as the underlying assets on a private exchange in China in December 2016. We only collaborate with institutional funding partners but not retail investors. We believe institutions provide us with an efficient way to secure a large amount of funding, while being generally more stable than retail investors by nature.

We currently enter into cooperative agreements with most of institutional funding partners for a period of one to two years. We select institutional funding partners for which loans are transferred to based on various factors, including the fees charged by such funding sources, amount of the loans to be funded, the loan requirement of the institutional funding partners at that time and the timing of the availability of fund from the institutional funding partners.

Our institutional funding partners typically provide us with their funding criteria. For example, certain institutional funding partners do not fund loans to borrowers below the age of 20. To obtain funding, we group loans into portfolios and refer them to institutional funding partners, along with certain credit information of the relevant borrowers. Many of our institutional funding partners operate their own risk management systems and assess the credit information of prospective borrowers before providing us with the corresponding funding. In addition, a P2P platform may not be able to match all loans in a portfolio with retail investors. As a result, certain loans in a portfolio may be returned to us, and we will refer such loans to other institutional funding partners. Typically, an institutional funding partner specifies a quota for the amount of loans that it is willing to fund for a specified period. As existing loans are repaid, we will refer new loan portfolios to our institutional funding partners to utilize the quotas.

Under the typical arrangements, we collect from borrowers loan principals and service fees. We then remit to the institutional funding partners all loan principals and fees payable to the institutional funding partners. If borrowers default on their payment obligations, we are generally still obligated to repay our institutional funding partners all loan principals and fees payable in respect of loans funded by them. Although we strive to transfer loans facilitated to our institutional funding partners, not all loans facilitated have historically been transferred or may in the future be transferred. Given the short-term nature of loans that we facilitate, a number of such loans may have matured before we are able to transfer them to our institutional funding partners. The below chart sets forth the typical arrangements with institutional funding partners:

To meet the investment requirements of certain institutional funding partners, starting in October 2015, loans transferred to a certain institutional funding partner were made under arrangements with Zhong’an, an online insurance company. Under these arrangements, when loans are transferred to the institutional funding partner, the institutional funding partner will concurrently purchase insurance from Zhong’an. We will also pay a set amount to Zhong’an as deposit. As part of such arrangement, Zhong’an will, under certain limited circumstances, cover the outstanding principals and fees owed if the borrowers default up to a certain threshold. Beyond such threshold, we are generally obligated to repay the remainder of the outstanding principals and fees owed.

To enable certain institutional funding partners to lend through trust accounts, we also cooperate with a trust company. In each case, the trust company enters into a trust agreement with the relevant institutional funding partners, pursuant to which the institutional funding partners provide funds to establish a trust account, and the trust company commits to provide a specified rate of return on the investment. The trust company also enters into a cooperative agreement with us and designates us as the service provider for the trust account. If a credit application is approved by us and satisfies the funding criteria of the institutional funding partners, the loan will be funded from the trust account to the borrower directly. The borrower is required to repay the principal and service fees directly to the trust account. The trust account remits an amount that reflects the pre-agreed rate of return (the “Pre-Agreed Amount”) to the institutional funding partners, and any remaining amount in the borrower’s repayments is transferred to us as service fees. In the event of borrower default, we are obligated to make up for the deficit so that the institutional funding partners still receive the Pre-Agreed Amount. The trust company has not specified a quota, and we are seeking to fund additional loans through trust accounts. The below chart sets forth the typical arrangements with an institutional funding partner and the trust company.

We have also established our own trust account and fund certain loans through such account.

In addition, as part of our efforts to expand the type of institutional funding partners we work with, we entered into a cooperative agreement with a consumer finance company for a term of one year starting in September 2016. Under such agreement, we refer to them qualified credit applications from borrowers, including our assessment of their credit profiles and our suggested credit limits. The consumer finance company will then review the credit applications and approve credit for drawdown. Once a credit limit is approved and funding is requested, the consumer finance company will fund the loan to the borrower directly. The borrower is required to repay the principal and fees directly to the consumer finance company. The consumer finance company will in turn deduct the principal and fees due to it from the repayment and remit the remainder to us as our service fees. When the borrower defaults, we are obligated to repay a certain percentage of the overdue amount to the consumer finance company. As of December 31, 2016, the consumer finance company agreed to provide up to RMB2 billion to fund loans facilitated by us. The below chart illustrates the arrangement with the consumer finance company:

To enhance our liquidity position, we started to issue asset-backed securities in December 2016. In connection with each issuance, we establish a trust and transfer our rights to receive payments under certain loans to such trust. The trust issues and sells asset-backed securities, which are listed on a private exchange in China with the assistance of financial institutions.

Our cost of funding from institutional funding partners ranges from 3.5% to 11.0% of the amount of loan principal transferred to them in the nine months ended September 30, 2016.

Our Small Loan Companies

In May 2016, we established a small loan company, Fuzhou Microcredit, which has obtained approval of the relevant competent local authorities to provide up to RMB3.0 billion in loans, and in December 2016, we established a small loan company, Ganzhou Microcredit, which has obtained approval of the relevant competent local authorities to provide up to RMB2.7 billion in loans. When we fund loans to borrowers, we do so through such small loan companies, including when we first fund loans to borrowers before such loans are transferred to institutional funding partners.

Our Partnership with Ant Financial

We have established a strategic partnership with Ant Financial, one of our principal shareholders, and have in-depth cooperation in multiple areas of our business.

Joint Marketing Initiatives. We engage many of our prospective borrowers through different channels on the Alipay consumer interface, which has significantly contributed to our rapid growth. We promote our products and launch campaigns for free through one of the channels on the Alipay consumer interface. We were able to engage the majority of our prospective borrowers through such channel in the three months ended September 30, 2016. Alipay is a leading online and mobile payment service provider in China, which we believe is a highly efficient channel in enabling us to engage prospective borrowers. At the same time, we believe our credit products enhance user awareness and engagement of Alipay, thereby creating a mutually beneficial relationship. We also entered into joint marketing agreements to promote our brands in Zhima Credit events as well as through other offline initiatives, such as collaborating with Zhima Credit to advocate the virtue of having good credit and the value of credit products on college campuses.

Credit Service. Pursuant to credit service agreements entered into with Zhima Credit, Zhima Credit provides us with its credit analysis of prospective borrowers, including Zhima Credit Scores, which serves as one of the many inputs for our risk pricing model. We also provide Zhima Credit with our credit analysis of borrowers to reflect repayment and other credit attributes. Such credit analysis is provided by or to Zhima Credit only with the relevant authorization of prospective borrowers during the credit application process.

Credit Analysis Collaboration. We collaborate with Zhima Credit to develop insights and algorithm that further enhance the effectiveness of our credit analysis models. The collaboration focuses on developing innovative algorithms that dynamically and accurately categorizes individuals and assesses potential credit risk. The algorithms are designed specifically for small credit targeting young consumers and are incorporated into our risk pricing model to further optimize our risk assessment and pricing capabilities.

QuCampus. To further enhance user engagement efforts, in October 2016 we formed a joint venture with Ant Financial, QuCampus, a company organized under the laws of the PRC. As of the date of this prospectus, QuCampus is owned approximately 45.9% by us, 44.1% by Ant Financial and 10.0% by certain other beneficial shareholders, including Mr. Min Luo, our founder, chairman and chief executive officer. We have provided operational support by, among others, transferring our offline campus borrower engagement team to the joint venture. QuCampus provides services covering various aspects of the daily life of college students, including those related to academia, social connection, networking and other campus life related services. Alipay will provide the joint venture with points of user traffic under the campus life channel on the Alipay consumer interface. We believe our extensive historical on-the-ground operational experiences and understandings as to the behavior, social needs and consumption preferences of college students across China enable the joint venture to better design and introduce relevant services. We view the joint venture as a valuable opportunity to cultivate long-term customer relationships.

Our Merchandise Suppliers

We operate an online marketplace where consumers purchase merchandise offered by third-party merchandise suppliers with our merchandise credit products. We currently collaborated with more than 240 merchandise suppliers, including leading consumer brands and their authorized distributors to offer in demand merchandise from over 600 brands with a relatively high price point, such as iPhones and other mobile phones, tablets and computers, on our marketplace. Our product offerings also include consumer electronics, home appliances, watches and accessories, sports and outdoor merchandise and luggage. We believe we enable leading consumer brands and their authorized distributors/retailers to reach a large customer base who previously may not have sufficient resources to purchase products from these brands and their authorized distributors/retailers, thereby increasing demand for their merchandise. As of September 30, 2016, there had been over 190,000 SKUs offered on our marketplace.

We have implemented a strict and systematic selection process for merchandise and suppliers. We have established a dedicated merchandising team responsible for identifying potential merchandise and suppliers. We select merchandise on the basis of brands that we expect will resonate with our users, reliability, reputation and price. Once a potential product is identified, we conduct due diligence reviews on potential merchandise suppliers’ qualifications based on our selection criteria, including performing background checks and examining relevant government permits and brand authorization and qualification certificates for their merchandise. We also evaluate their abilities to meet borrowers’ demands for timely supply of merchandise and to provide high-quality after-sales customer service, as well as their product offering prices and scale of business.

We generally enter into framework supply agreements with merchandise suppliers annually based on our standard form contract. Such contracts set forth the price that we will remit to merchandise suppliers when borrowers purchase merchandise. Our standard form contract requires merchandise suppliers to represent that their merchandise are authentic and from lawful sources and do not infringe upon lawful rights of third parties and to pay us liquidated damages for any breach. As we serve as a sales and marketing channel that connects borrowers, as customers, and consumer brands and their distributors, as merchandise suppliers, our merchandise suppliers are responsible for order fulfillment. After sales services are also provided by merchandise suppliers, although our user service personnel handle initial customer queries and connect such customers with the respective merchandise suppliers. We typically request our merchandise suppliers to guarantee a minimum amount of inventory to ensure the supply of merchandise to borrowers. We constantly communicate with our merchandise suppliers to keep them informed of any changes to demand and to understand inventory level for merchandise offered on our marketplace. We do not carry any inventory.

We typically receive sales commission fees from merchandise suppliers when a borrower purchases their merchandise, and such fees comprise (i) the difference between the retail prices of the merchandise sold to borrowers and the prices of the merchandise that we pay the merchandise suppliers and (ii) rebates received from merchandise suppliers. The sales commission fees we collect from our merchandise suppliers typically range up to 20% of the price of the relevant merchandise that we pay the merchandise suppliers. Our merchandise suppliers currently grant us a credit period of three to 15 days after the date that a borrower purchases the relevant merchandise on our marketplace. We may also receive rebates from merchandise suppliers.

Credit Approval and Servicing Process

We believe that we provide a convenient and user-friendly credit application process, a credit assessment mechanism that accurately determines an applicant’s creditworthiness and a superior overall user experience. Our proprietary risk pricing model and management system enables us to provide an automated online application process that aims to provide a simple, seamless and efficient experience to users. Prospective borrowers may complete the application and receive a decision on their application as quick as a few seconds. Once approved, we generally provide such prospective borrowers with both cash credit products and merchandise credit products. Approved borrowers are then able to draw down on their cash credit with funds available in their Alipay account or their Alipay-linked bank account within a few minutes or complete the purchase of merchandise on our marketplace utilizing their merchandise credit products.

We have created a simple and quick process for users to apply for credit as illustrated below.

Stage 1: Online Credit Application

Our online credit application process begins with the submission of a credit application by a prospective borrower. A typical prospective borrower is a user who has already registered on Alipay, which requires the input of his or her real name, PRC identity card information and most frequently used mobile phone number for authentication. Given the significant coverage of Alipay in China, we believe most of the targeted borrowers have completed this part of registration process before applying for credit from us.

A registered Alipay user can apply for credit through our website or mobile apps. As part of the credit application process, the prospective borrower is asked to provide basic personal information that typically includes their name, PRC identity card information, mobile phone number and their authorization for us to run a credit background check, including access to their record on Zhima Credit.

Stage 2: Data Aggregation and Verification

Upon receiving a completed application by a prospective borrower, our proprietary risk management system and fraud prevention system are populated with information from the submitted credit application, including, with authorization of the relevant users, credit analysis such as Zhima Credit Score for such prospective borrower. Additional data from a number of internal and external sources is also aggregated. Such data include:

Internal Sources	External Sources

•    behavioral data that we collect from applicants as they complete their applications, such as the time spent in completing the application form, number of times PRC identity card or birthday entry was corrected; and

•    credit analysis and data accumulated through loans facilitated.

•    personal identity information maintained by an organization operated under the Ministry of Public Security of China;

•    online data maintained by industry anti-fraud service providers for cross-checking with each other;

•    online data from Internet or wireless service providers, including social network information; and

•    online shopping and payment behaviors on certain popular Chinese online retail and mobile commerce platforms.

This data is then used to verify applicants’ identity and for fraud detection:

•	Information Authentication. We use information from external databases to match the information provided by the prospective borrower. If the relevant information does not match, such application will be declined.

•	Fraud Prevention. We have the ability to use data retrieved from more than four established fraud prevention databases to check against the information provided by the prospective borrower. If record of a prospective borrower is on any of such fraud database, such credit application will be declined.

•	Restricted List Search. We collaborate with other institutions to screen prospective borrowers who are on restricted lists maintained by such institutions. Such lists contain individuals whose records indicate higher risk of fraud.

Stage 3: Credit Assessment and Pricing

After completion of the data aggregation and verification process, the prospective borrower’s application either proceeds to the next phase of the application process or the prospective borrower is notified of the decision that the application is declined.

Our proprietary risk pricing model has been powered by our massive database, including data from over 19.2 million applicants and over 4.4 million borrowers that have accounted for over 25.0 million cumulative loans facilitated as of September 30, 2016. Approximately 20.0 million of such loans have had been repaid as of September 30, 2016, allowing us to accumulate valuable data with respect to loan performance. As testimony to the flexibility and scalability of our technology infrastructure, we successfully handled the surge in user demands during the Singles Day promotional campaign on November 11, 2016 and facilitated over 365,000 loans on that day. Our proprietary data analytics and risk pricing model is optimized to fit the realities of the Chinese market and tailored for each channel through which we engage prospective borrowers, using big data and fast data from sources that target borrowers in China. Our risk pricing model uses our own scoring criteria, and is routinely monitored, tested, updated and validated by our risk management team. Following credit evaluation, our credit determination system makes a determination as to whether the applicant is qualified, and a qualified borrower receives a credit line. The full amount available under such credit line represents such borrower’s credit limit for merchandise credit products. A portion of the full amount represents the borrower’s credit limit for cash credit products. Unqualified applicants are notified of the decision of their applications being declined.

Our proprietary risk pricing model places prospective borrowers into more than 100 distinct segments, each representing distinct credit profile that enables differentiated credit limit and pricing level. Generally, we would grant higher credit limits and preferential pricing and better service fees to a first time borrower with: (i) higher income and consumption level and (ii) a stable mobile phone number and shipping address for their online retail and mobile commerce purchases.

Stage 4: Credit Utilization

Once the credit application is approved, borrowers can request to draw down loans under their respective credit. Upon receipt of a drawdown request, we normally review and re-evaluate the application of such borrower to ensure that their creditworthiness remained stable from the time of credit approval to the time of each drawdown request. If the credit profile of a prospective borrower changes, the credit limits for such borrower may vary. If the borrower has made the requisite payments in a timely manner, and there are unused credit remaining, the borrower may continue to utilize his or her credit. Once the drawdown request is approved, we or our institutional funding partners, as applicable, will then fund loans to borrowers.

Stage 5: Servicing and Collection

We utilize an automated process to help borrowers to make their scheduled payments. Upon origination, we establish a payment schedule with payment occurring on a set business day each month or week. Borrowers then make scheduled repayments online, or authorize deduction from their Alipay account the amount of scheduled repayments. In the nine months ended September 30, 2016, most of the loans facilitated and repaid during such period were repaid automatically from the borrowers’ Alipay account for the amount of scheduled repayments.

For borrowers who do not use the automated repayment process, we provide payment reminder services, such as sending reminders through text, voice and instant messages on the day a repayment is due. Once a repayment is past due, we also send additional reminder text, voice and instant messages during the first two days of delinquency.

Our collection process is divided into distinct stages based on the severity of delinquency, which dictates the level of collection steps taken. For example, automatic reminders through text, voice and instant messages are sent to a delinquent borrower as soon as the collections process commences, and if the payment is still outstanding after these automatic reminders, our collection team will make phone calls and disclose such delinquency to credit reporting entities. On the other hand, in the event of (i) death of the borrower, (ii) identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments or (iii) the amount remained outstanding 180 days past due after certain collection effort, we will consider the relevant outstanding amount to be uncollectible and charged-off. In addition to our own collection efforts, we have engaged other parties to conduct debt collection for us under exceptional circumstances in the past.

Risk Management

The core of our business consists of our massive database, proprietary data-driven risk management system, machine learning capabilities and rigorous risk pricing model. We employ a rigorous, comprehensive and programmatic approach to risk management that is ingrained in our business. The objectives of our risk management program are to:

•	manage the risks of our company, including developing and maintaining systems and internal controls to identify, quantify, measure, monitor, report and prevent risks;

•	foster a strong risk-centric mindset across the company; and

•	control and plan for credit risk-taking consistent with expectations.

We control bad debts by utilizing and enhancing our risk management system rather than relying on collection efforts to maintain healthy credit performances. We offer a pure end-to-end online process, enabling us to screen, assess and price users with accuracy and in scale while building unique and extensive database. We developed a rigorous risk pricing model and robust risk management system. We continually test, validate and optimize this model and system. With each user interaction and transaction, our model becomes more precise. We conduct periodic stress tests on our risk management system and improve the system based on the results of such tests.

We accomplish these risk management objectives both structurally, through features of our credit products and application processes, and by employing a team of risk management professionals focused on credit and portfolio risks and broader enterprise risks.

Our system enables us to perform real-time risk monitoring and management based on data about borrowers. Our risk management system is able to more effectively assess the creditworthiness of a prospective borrower than models that rely solely on personal credit score of the borrower.

In addition, because our credit products are generally small-sized and short-term in nature with frequent repayment intervals, we are able to obtain ongoing, frequent and comprehensive borrower performance data, enabling us to acquire early-warning indicators that provide a high degree of visibility not just on individual credit, but also on our credit portfolios as a whole. Insights gleaned from such real-time performance data enable us to be agile and adapt quickly to changing conditions. Furthermore, the small-sized and short-term nature of credit products that we offer enables rapid amortization and recovery of amounts outstanding, further limiting our potential overall loss exposure.

We have established a dedicated risk management team comprising of 266 employees as of September 30, 2016, led by our chief risk officer Ms. Nian, who worked at various management positions in the data science department and the statistical data department of Capital One for a decade and gained extensive industry and risk management experience. Our risk management team meets regularly to examine the credit and enterprise risks of our company, and is intimately involved in portfolio management, credit model development, validation and optimization. Tasks performed by our risk management team includes reporting on origination trends, monitoring of portfolio performance and stability, risk concentrations, building and maintaining credit models, performing economic stress tests on our portfolio, optimizing credit decisioning processes and conducting peer benchmarking and exogenous risk assessments.

A majority of our risk management team members are responsible for credit management and collection. We have implemented payment and collection policies and practices, included through automated repayment process in which borrowers authorize deduction from their Alipay accounts for the amount of scheduled repayments. These policies and practices are designed to optimize regulatory compliant repayment, while also providing superior borrower experience. We operate centralized collection teams within our two call centers. Our collections teams are trained to help borrowers to understand the value of their credit profile, explore available payment alternatives and make reasonable arrangements to repay outstanding balances. We use a variety of collection strategies to lower our delinquency rate, such as settlements and payment plans. Call center employees contact borrowers following the first missed payment and periodically thereafter. Our primary methods of contacting past due borrowers are to send reminders through text, voice and instant messages, phone calls, letters and emails.

Our Information Technology and Security

Overview

Our network is configured with multiple layers of security modules to isolate our databases from unauthorized access. We use sophisticated security protocols for communication among applications and we encrypt private information, such as an applicant’s identification number.

Our systems infrastructure is currently deployed and our data is currently maintained on customized cloud computing services. We believe by utilizing cloud computing we are able to quickly scale capacity and ensure there is sufficient bandwidth to meet the significant growth of our business and the increase in the number of our users, while reducing capital expenditure obligations. We have multiple layers of redundancy to ensure reliability of our systems and services. We also have a working data redundancy model with comprehensive backups of our databases and software.

Our technology and product development department, which comprised 127 employees as of September 30, 2016, including core team members with extensive experiences with leading Internet, online retail and mobile commerce and fintech companies in China, focuses on the following that support our long-term business growth:

•	maintaining and strengthening our proprietary data and analytics systems, including our decisioning engine, proprietary risk management system and fraud prevention system; and

•	ensuring our technology system, including front-end and back-end management systems, call center and collection systems, financial systems, security protocols and business continuity plans are well established, reviewed, tested and continuously strengthened.

Proprietary Data and Analytics

Decisioning Engine

We have developed a fully integrated decisioning engine that evaluates and rapidly makes credit approval and credit limit assignment determinations. Our decisioning engine is capable of handling more than 500 algorithms and over 1,000 variables. The algorithms that are in use are constantly monitored, validated, updated and optimized to continuously improve our operations. In order to support the daily running and ongoing improvement of our decisioning engine, we have assembled a highly skilled team of data and analytics professionals.

Proprietary Risk Management System

Our proprietary risk management system uses advanced statistical methods that take into account our experience with millions of credit applications from prospective borrowers and actual borrowers and their credit performances as well as the use of data from multiple external sources. We continually update our system to manage risk of defaults and to structure credit terms. Our system is able to complete these assessments as quick as a few seconds after receiving the data of an applicant.

Our system is able to assess risks associated with each user individually based on specific user information and historical trends in our portfolio. We use a combination of numerous factors when evaluating a prospective borrower, which typically includes six main groups of information, namely identity characteristics, credit history, payment overdue history, performance capacity, behavioral characteristics and social connections, although the relative weights of specific variables that we consider when evaluating a prospective borrower varies among different applicants and for our different credit products. Since we designed our system specifically for our credit products focusing on borrowers’ ability to repay, we believe our system provides more predictive assessments of future borrower behavior when compared to other traditional credit assessments.

Fraud Prevention

Our robust fraud prevention system is built from in-depth analysis of previous fraud incidences and information from external data sources. The system also incorporates algorithms to differentiate users in an effort to identify suspected fraudulent activity and to reduce our risks of loss from fraud. To ensure sustainable growth, our fraud prevention team has built rigorous systems and processes to detect fraud trends, identify fraudulent applications and learn from the past fraudulent cases. To prevent more organized and systematic fraud, our team has developed predictive models that incorporate signals from various sources that it has identified to be useful in identifying fraudulent activities. These models utilize advanced data mining algorithms and technologies to effectively identify fraudulent applications with a low false positive rate. Furthermore, we have built strong credit processing teams that handle suspicious activities efficiently while minimizing friction in user experience.

Technology System

Our proprietary technology system is designed to optimize for scalability and flexibility. The system is designed to handle the large volume of data required to evaluate a large number of prospective borrower applications quickly and accurately and to manage large number of borrowers yet flexible enough to capitalize on changing user preferences and market trends. As testimony to the flexibility and scalability of our technology system, we successfully handled the surge in user demands during the Singles Day promotional campaign on November 11, 2016 and facilitated over 365,000 loans on that day. Our software development life cycle is rapid and iterative to increase the efficiency of our system. We are able to implement software updates while maintaining our system stability. We continually employ technological innovations to improve our technology system, which performs a variety of integrated and core functions, including:

•	Front-end systems. Include external interfaces and mobile apps that users use when applying for credit and managing their accounts.

•	Back-end management systems. Systems that maintain user-level data and are used by our call center employees to provide real-time information for all inquiries. Our back-end systems include, among other things, our user credit and repayment management system, merchandise procurement system, merchandise management system and user information management system.

•	Call center system and collection systems. Primarily include contract management system, operational and marketing management system, automated phone system and call center performance management system.

•	Financial system. System that manages the external interface for funds transfers, including integration of our system with those of the institutional funding partners to ensure a seamless experience for the borrowers and the institutional funding partners, as well as for the management of daily financial and accounting, reconciliation and reporting functions.

•	Security. We collect and store personally identifiable user information, including names, addresses, identification information and financial accounts information for the sole purpose of individual credit assessment. We retrieve this information with user’s consent and have safeguards designed to protect such information. We also have created controls to limit employee access to such information and to monitor access.

User Services

We believe that our emphasis on superior user service is a significant contributor to our growth. To better serve our users, we adopt user oriented business practices, such as offering 7-day service through user services personnel located in our two call center facilitates, one in Tianjin and another in Fuzhou, Jiangxi Province. We work to improve our user experience and satisfaction by evaluating information from analytics of our user interface and mobile apps, user satisfaction surveys, call center feedbacks, call monitoring and focus groups. Our user services call center teams receive training on a regular basis and they are monitored by quality assurance managers and are required to adhere to rigorous internal service-level standards. As of September 30, 2016, we had over 100 employees in our call centers that are dedicated to providing user services.

Marketing and Borrower Engagement

Our marketing efforts are designed to attract and retain borrowers and build brand awareness and reputation. Our marketing efforts are primarily online, and we use an array of online marketing channels to attract borrowers, including:

•	Contractual Arrangement with Zhima Credit. We engage many of our prospective borrowers through different channels on the Alipay consumer interface, which has significantly contributed to our rapid growth. We promote our products and launch campaigns for free through one of the channels on the Alipay consumer interface. For further information about such arrangement, see “— Our Partnership with Ant Financial.”

•	Arrangement with Other Leading Internet and Mobile Channels. We also utilize other leading Internet and mobile platforms in China, including leading Android app stores in China and Apple App Store, to obtain qualified leads for prospective new borrowers. We do not currently pay any fees to acquire leads through Android app stores and Apple App Store. We employ and continually optimize the relevant key words associated with our apps to enhance users’ ability to find our apps in such stores.

•	Our own sales and marketing efforts. We have a team of 186 specialized sales and marketing employees as of September 30, 2016. Such sales and marketing personnels focus on educating users in which we have provided credit to but have not utilized such credit as to the benefits of establishing a credit history and profile, manners in which our credit can be utilized and also the merchandise available for purchase on our marketplace.

Furthermore, we believe reputation and word-of-mouth referral will also drive continued organic growth in borrowers. We believe once borrowers are satisfied with their experiences, they will continue to utilize our credit for other needs or to make other purchases on our marketplace, or referring their friends and colleagues to our credit products.

We have established two brands through which our credit products are marketed, Laifenqi and Qudian. We leverage and position these brands to better target and engage prospective borrowers. We have historically marketed our Laifenqi brand to focus on offering cash credit products to prospective borrowers. On the other hand, we have historically marketed our Qudian brand as the destination for the purchase of merchandise through merchandise credit products. We believe our cash credit products will continue to help us engage targeted quality borrowers to whom we may offer merchandise credit and other products in the future.

Competition

The online consumer finance industry in China is intensely competitive and we compete with other consumer finance service providers in general. We compete with other financial products and companies that attract borrowers, institutional funding partners or both. For example, with respect to borrowers, we compete with other consumer finance service providers, including online consumer finance services, such as JD Finance, WeBank, Huabei and Jiebei, as well as traditional financial institutions, such as banks and consumer finance companies. With respect to institutional funding partners, we primarily compete with other investment products and asset classes, such as equities, bonds, investment trust products, bank savings accounts and real estate. We believe that we are able to offer attractive returns with low investment thresholds not available from other asset classes.

As evidenced by our market leadership, we believe that our proprietary risk management system and our ability to offer personalized and affordable credit products make us more attractive and efficient to both borrowers and institutional funding partners, providing us with a competitive advantage. In light of the low barriers to entry in the online consumer finance industry, more players may enter this market and increase the level of competition. We anticipate that more established Internet, technology and financial services companies that possess large, existing user bases, substantial financial resources and established distribution channels may also enter the market in the future. We believe that our brands, scale, network effects, historical data and performance record provide us with competitive advantages over existing and potential competitors.

Employees

As of September 30, 2016, we had a total of 823 employees. The following table sets forth the breakdown of our employees as of September 30, 2016 by function:

Function	Number of Employees	% of Total
Risk management	266	32.3
Sales and marketing	186	22.6
Technology and product development	127	15.4
User services	101	12.3
Finance	48	5.8
Operation management	34	4.1
General administrative and others	61	7.4

Total	823	100.0

As of September 30, 2016, 279, 404 and 110 of our employees were based in Beijing, Tianjin and Fuzhou in Jiangxi Province, respectively. The remainders of our employees were based in various other locations across China and they were primarily responsible for collections.

Furthermore, we had a total of 1,940 and 1,752 employees as of December 31, 2014 and 2015, respectively. The number of our employees further decreased to 823 as of September 30, 2016, primarily due to the shift in our focus on acquiring and providing credit to prospective borrowers online rather than through offline channels. As such, we reduced the number of employees that were responsible for acquiring and serving prospective borrowers offline.

We believe we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team. We plan to hire additional experienced and talented employees in the areas such as big data analytics, risk management and operation management as we expand our business.

As required by PRC regulations, we participate in various statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. In addition, we purchased employer’s liability insurance and additional commercial health insurance to increase insurance coverage of our employees. We enter into standard labor, confidentiality and non-compete agreements with our employees. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

Facilities

Our corporate headquarters are located in Beijing, China, where we lease approximately 4,133 square meters of office space pursuant to a lease expiring in June 2019. We also maintain leased properties of approximately 3,300 square meters and 6,000 square meters, respectively, in Tianjin and Fuzhou in Jiangxi Province for our call center operations, pursuant to leases expiring in September 2018 and February 2019, respectively. We believe that we will be able to obtain adequate facilities, principally by lease, to accommodate our future expansion plans.

Seasonality

We experience seasonality in our business, reflecting a combination of seasonality patterns of the retail market and our promotional activities. In recent years, many online and offline retailers in China hold promotions on November 11 and December 12 of each year, which drives significant increase in retail sales. Higher retail sales during the shopping seasons may generate greater demand for our credit products and thus increase our total revenues during the relevant periods. In addition, we hold promotional campaigns on March 21 (our anniversary), November 11 and December 12 by charging lower service fees, which may also increase the number of borrowers who utilize our credit products and thus increase our total revenues for the relevant periods. On the other hand, lower service fees may decrease our margin for the relevant periods.

Intellectual Property

We regard our trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. We have registered 14 trademarks in the PRC for “ ”, “ ” and other trademarks. We also have 70 trademarks under application in the PRC. We are the registered holder of 13 domain names in the PRC that include qudian.com and laifenqi.com. We were also granted two copyrights that corresponding to our proprietary techniques in connection with our systems.

Insurance

We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. We also purchased employer’s liability insurance and additional commercial health insurance to increase insurance coverage of our employees. We do not maintain property insurance policies covering our equipment and other property that are essential to our business operation to safeguard against risks and unexpected events. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. We consider our insurance coverage to be sufficient for our business operations in China.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

REGULATIONS

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or the rights of our shareholders to receive dividends and other distributions from us.

Regulation Related to Foreign Investment Restrictions

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, which was promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission. The Catalog divides industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog are generally deemed as constituting a fourth “permitted” category and open to foreign investment unless specifically restricted by other PRC regulations. Industries such as VATS (other than online retail and mobile commerce) are restricted to foreign investment.

According to the Administrative Regulations on Foreign-Invested Telecommunications Enterprises issued by the PRC State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016 respectively, foreign-invested value-added telecommunications enterprises must be in the form of a Sino-foreign equity joint venture. The regulations restrict the ultimate capital contribution percentage held by foreign investor(s) in a foreign-invested value-added telecommunications enterprise to 50% or less and require the primary foreign investor in a foreign invested value-added telecommunications enterprise to have a good track record and operational experience in the VATS industry.

In July 2006, the MIIT issued the Circular of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Business, or the MIIT Circular, according to which, a foreign investor in the telecommunications service industry of China must establish a foreign invested enterprise and apply for a telecommunications businesses operation license. The MIIT Circular further requires that: (i) PRC domestic telecommunications business enterprises must not, through any form, lease, transfer or sell a telecommunications businesses operation license to a foreign investor, or provide resources, offices and working places, facilities or other assistance to support the illegal telecommunications services operations of a foreign investor; (ii) value-added telecommunications enterprises or their shareholders must directly own the domain names and trademarks used by such enterprises in their daily operations; (iii) each value-added telecommunications enterprise must have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license; and (iv) all VATS providers are required to maintain network and Internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with the requirements in the MIIT Circular and cure such non-compliance, the MIIT or its local counterparts have the discretion to take measures against such license holder, including revoking its license for value-added telecommunications business, or the VATS License.

In light of the above restrictions and requirements, we conduct our value-added telecommunications businesses through our consolidated VIE.

Regulations Related to VATS

Among all of the applicable laws and regulations, the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, promulgated by the PRC State Council in September 25, 2000 and amended on July 29, 2014 and February 6, 2016 respectively, is the primary governing law, and sets out the general framework for the provision of telecommunications services by domestic PRC companies. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Telecom Regulations distinguish “basic telecommunications services” from “VATS.” VATS are defined as telecommunications and information services provided through public networks. The Telecom Catalogue was issued as an attachment to the Telecom Regulations to categorize telecommunications services as either basic or value-added. In February 2003 and December 2015, the Telecom Catalogue was updated respectively, categorizing online data and transaction processing, information services, among others, as VATS.

In 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, which set forth more specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of VATS must first obtain a VATS License, from the MIIT or its provincial level counterparts.

In September 2000, the State Council issued the Administrative Measures on Internet Information Services, which was amended in January 2011. Internet information service is a kind of information service categorized as a VATS in the Telecom Catalogue. Pursuant to these measures, “Internet information services” refer to provision of information through the Internet to online users, and are divided into “commercial Internet information services” and “non-commercial Internet information services.” A commercial Internet information services operator must obtain a VATS License for Internet information services, or the ICP License, from the relevant government authorities before engaging in any commercial Internet information services operations in China, while the ICP License is not required if the operator will only provide Internet information on a non-commercial basis. According to the Administrative Measures on Telecommunications Business Operating Licenses, the ICP License has a term of five years and can be renewed within 90 days before expiration.

Beijing Happy Time, our consolidated VIE, has an ICP License for provision of commercial Internet information services issued by Beijing Telecommunication Administration in September 2015. As the implementing rules of the Administrative Measures on Telecommunications Business Operating Licenses or the Telecom Catalogue have not been published, it remains uncertain as to how the “commercial Internet information services” and “non-commercial Internet information services” are interpreted and distinguished, and whether online consumer finance service providers like us will be deemed as commercial Internet information service operator, or operators of online data and transaction processing, therefore there is uncertainty as to whether any or all of the subsidiaries of our consolidated VIE need to obtain ICP Licenses, or VATS License for online data and transaction processing services, or any other VATS licenses in order to be in full compliance with regulatory requirements with respect to VATS.

In addition to the Telecommunications Regulations of the People’s Republic of China and other regulations above, provision of commercial Internet information services on mobile Internet applications are regulated by the Administrative Provisions on Mobile Internet Applications, which was promulgated by the State Internet Information Office on June 28, 2016. The information service providers of mobile internet applications are subject to requirements under the Administrative Provisions on Mobile Internet Applications, including acquiring relevant qualifications required by laws and regulations and being responsible for management of information security.

Regulations Related to Internet Information Security and Privacy Protection

PRC government authorities have enacted laws and regulations with respect to Internet information security and protection of personal information from any abuse or unauthorized disclosure. Internet information in China is regulated and restricted from a national security standpoint. The Standing Committee of the National People’s Congress, China’s national legislative body, enacted the Decisions on Maintaining Internet Security in December 2000, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the Internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an Internet information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011, an Internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of a user and it must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An Internet information service provider is also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, the Internet information service provider must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An Internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties. An Internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the Internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

The Internet Finance Guidelines jointly released by ten PRC regulatory agencies in July 2015 purport, among other things, to require Internet finance service providers to improve technology security standards, and safeguard customer and transaction information. The Internet Finance Guidelines also prohibit Internet finance service providers from illegally selling or disclosing customers’ personal information. The PBOC and other relevant regulatory authorities will jointly adopt the implementing rules. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015, which became effective in November 2015, any Internet service provider that fails to fulfill the obligations related to Internet information security administration as required by applicable laws and refuses to rectify upon orders is subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtain any personal information is subject to criminal penalty in severe situation.

In November 2016, the Standing Committee of the National People’s Congress promulgated the Network Security Law of the People’s Republic of China, or the Network Security Law, which will take effect as of June 1, 2017. The Network Security Law is formulated to maintain the network security, safeguard the cyberspace sovereignty, national security and public interests, protect the lawful rights and interests of citizens, legal persons and other organizations, and requires that a network operator, which includes, among others, Internet information services providers, take technical measures and other necessary measures in accordance with the provisions of applicable laws and regulations as well as the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of the networks, effectively respond to the network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Network Security Law emphasizes that any individuals and organizations that use networks is required to comply with the PRC Constitution and laws, abide by public order and cannot endanger network security or make use of networks to engage in unlawful activities such as endangering national security, economic order and social order, and infringing the reputation, privacy, intellectual property rights and other lawful rights and interests of other people. The Network Security Law has reaffirmed the basic principles and requirements as specified in the other existing laws and regulations on personal information protections, such as the requirements on the collection, use, processing, storage and disclosure of personal information, and internet service providers being required to take technical and other necessary measures to ensure the security of the personal information they have collected and prevent the personal information from being divulged, damaged or lost. Any violation of the provisions and requirements under the Network Security Law may subject the Internet service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

In providing our online consumer finance service, we collect certain personal information from borrowers, and also need to share the information with our business partners such as institutional funding partners for the purpose of facilitating loans to borrowers. We have obtained consent from borrowers to collect and use their personal information, and have also established information security systems to protect the user information and to abide by other network security requirements under such laws and regulations. However, there is uncertainty as to how the network security requirements for maintaining network security and protecting customers’ personal information will be interpreted and implemented. We cannot assure you that our existing policies and procedures will be deemed to be in full compliance with any laws and regulations that are applicable, or may become applicable to us in the future.

Regulations Related to Loans and Intermediation

The PRC Contract Law governs the formation, validity, performance, enforcement and assignment of contracts. The PRC Contract Law requires that the interest rates charged under a loan agreement must not violate the applicable provisions of the PRC laws and regulations. In accordance with the Private Lending Judicial Interpretations issued by the Supreme People’s Court of the PRC on August 6, 2015, which came into effect on September 1, 2015, private lending is defined as financing between individuals, legal entities and other organizations. When private loans between individuals are paid by wire transfer, the loan contracts between individuals came into effect upon the deposit of funds to the borrower’s account. If either the lender or the borrower is not a natural person, the loan contracts become applicable effective upon execution of the loan contract, unless otherwise agreed by the parties or otherwise provided by laws and administrative regulations. In the event that the loans are made through an online consumer finance lending platform and the platform only provides intermediary services, the courts will dismiss the claims of the parties concerned against the platform demanding the repayment of loans by the platform as guarantors. However, if the online consumer finance service provider guarantees repayment of the loans as evidenced by its web page, advertisements or other media, or the court is provided with other proof, the lender’s claim alleging that the online consumer service provider assumes the obligations of a guarantor will be upheld by the courts. The Private Lending Judicial Interpretations also provide that agreements between the lender and borrower on loans with interest rates below 24% per annum are valid and enforceable. As to loans with interest rates per annum between 24% and 36%, if the interest on the loans has already been paid to the lender, and so long as such payment has not damaged the interest of the state, the community and any third parties, the courts will turn down the borrower’s request to demand the return of the interest payment. If the annual interest rate of a private loan is higher than 36%, the excess will be void and will not be enforced by the courts.

Pursuant to the PRC Contract Law, a creditor may assign its rights under an agreement to a third party, provided that the debtor is notified. Upon due assignment of the creditor’s rights, the assignee is entitled to the creditor’s rights and the debtor must perform the relevant obligations under the agreement for the benefit of the assignee. In addition, according to the PRC Contract Law, an intermediation contract is a contract whereby an intermediary presents to its client an opportunity for entering into a contract or provides the client with other intermediary services in connection with the conclusion of a contract, and the client pays the intermediary service fees. Our business of connecting our institutional funding partners, certain of which are online lending information intermediaries, with individual borrowers may constitute intermediary service, and our service agreements with borrowers and investors may be deemed as intermediation contracts under the PRC Contract Law. Pursuant to the PRC Contract Law, an intermediary must provide true information relating to the proposed contract. If an intermediary conceals any material fact intentionally or provides false information in connection with the conclusion of the proposed contract, which results in harm to the client’s interests, the intermediary may not claim for service fees and is liable for the damages caused.

Regulations Related to Small Loan Companies

Under the Guiding Opinions of the China Banking Regulatory Commission and the People’s Bank of China on the Pilot Operation of Small Loan Companies which was promulgated by the CBRC and the PBOC on May 4, 2008, or the Guiding Opinions on Small Loan Companies, a small loan company is a company which is specialized in operating a small loan business, established with investments from natural persons, legal-person enterprises or other social organizations, and does not accept any public deposits. Currently there is no regulatory authority at the national level with respect to the administration and supervision of small loan companies in the PRC. Pursuant to the Guiding Opinions on Small Loan Companies, if a provincial government determines a competent department (office of finance or relevant organizations) to be responsible for the supervision and administration of small loan companies and the regulation of risks associated with small loan companies, such provincial government may carry out the pilot operation of small loan companies within such province. The applicant is required to file an application with the competent department of the provincial government to apply for setting up a small loan company. The major sources of funds of a small loan company are required be the capital paid by shareholders, donated capital and the capital borrowed from a maximum of two banking financial institutions. Furthermore, the balance of the capital borrowed from banking financial institutions within the scope as prescribed by applicable laws and regulations cannot exceed 50% of the net capital, and the interest rate and term of the borrowed capital is required to be determined by the company with the banking financial institutions upon consultation, and the interest rate on the borrowed capital is required to be determined by taking the Shanghai Inter-bank Offered Rate as the base rate. When granting loans, small loan companies are required to adhere to the principle of “small sum and decentralization.” They are encouraged to provide credit services for farmers and mini-size enterprises and make greater efforts in increasing their number of clients and enlarging the coverage of services. The outstanding amount of loans granted by a small loan company to a same borrower cannot exceed 5% of the net capital of the company. Small loan companies are required to operate on the market-oriented principle. The loan interest ceiling is floating but cannot exceed the ceiling prescribed by the judicatory authority, and the loan interest floor is required to be 0.9 times the loan base interest rate published by the PBOC. The specific floating range is required to be determined independently according to the market principles. In addition, according to the Guiding Opinions on Small Loan Companies, small loan companies are required to establish and improve the corporate governance structure, the loan management system, the enterprise financial accounting system, a prudent and normative asset classification system and provision system for accurate asset classification and adequate provision of bad debt reserves as well as the information disclosure system and are required to accept public scrutiny and cannot carry out illegal fund-raising in any form.

Government authorities in Jiangxi Province where our small loan companies Fuzhou Microcredit and Ganzhou Microcredit are incorporated have issued a series of rules on the administration of small loan companies incorporated within Jiangxi Province. Pursuant to the Measures of Jiangxi Province for Supervision on Small Loan Companies (Pilot Scheme) which was promulgated by the Jiangxi Provincial Finance Office on April 1, 2012, the finance offices of the province and various municipalities are responsible for the supervision and administration of small loan companies incorporated in Jiangxi. The small loan companies are required to comply with various requirements including, among others, prohibition from acquiring the public deposits, restrictions that funds obtained from banking financial institutions cannot exceed a specified proportion and the number of cooperating banking financial institutions cannot exceed two, and 100% asset loss reserve adequacy rate.

In particular, as to supervision of online small loans, Jiangxi Provincial Finance Office, as competent supervising authority together with the finance offices in various municipalities and counties in Jiangxi for the supervision and administration of online small loan companies incorporated in Jiangxi, promulgated the Measures of Jiangxi Province for Supervision on Online Small Loan Companies (Pilot Scheme) on September 5, 2016, which allow online small loan companies incorporated in Jiangxi Province to operate online small loan businesses subject to certain requirements including but not limited to: (i) the business scope of an online small loan company is required to be the conduct of online small loans business via online platform and the conduct of offline small loans and equity investment business in the county where it is incorporated and surrounding counties within the corresponding municipality, (ii) the operating capital of such business should not be lower than 70% of the total operation capital, and (iii) the total amount of funds raised from third parties by an online small loan companies cannot exceed two times of its net capital.

Fuzhou Microcredit and Ganzhou Microcredit, our small loan companies, have obtained the approval to operate small loan businesses as issued by the competent supervising authority, which allows Fuzhou Microcredit and Ganzhou Microcredit to conduct nationwide small loan businesses through the network and other kinds of offline small loan business as indicated in the approval to operate small loan business. However, as the regulatory regime and practice with respect to small loan companies are evolving, there is uncertainty as to how the requirements in the above rules will be interpreted and implemented and whether there will be new rules issued which would establish further requirements and restrictions on small loan companies. We cannot assure you that our existing practice will be deemed to be in full compliance with any laws and regulations that are applicable, or may become applicable to us in the future.

Regulations Related to Online Peer-to-Peer Lending

On July 18, 2015, ten PRC regulatory agencies, including the PBOC, the MIIT and the CBRC, jointly issued the Guidelines on Promoting the Healthy Development of Internet Finance, or the Internet Finance Guidelines. The Internet Finance Guidelines define “online peer-to-peer lending” as direct loans between parties through an Internet platform, which is under the supervision of CBRC, and governed by the PRC Contract Law, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court. Online peer-to-peer lending institutions are required to specify their nature as information intermediaries, mainly provide information services for the direct lending between borrowers and lenders, and can neither provide credit enhancement services nor engage in illegal fund-raising.

On April 12, 2016, the General Office of the State Council promulgated the Internet Finance Guidelines and the Implementing Scheme of Special Rectification of Risks in the Internet Finance Sector, which provides that a P2P platform cannot engage in certain activities, including extending loans or transferring creditors’ rights. In addition, P2P platforms are required to segregate assets of lenders and borrowers in a custodian bank from their own assets.

On August 17, 2016, the CBRC, MIIT, Ministry of Public Security and State Internet Information Office promulgated The Interim Measures for Administration of the Business Activities of Online Lending Information Intermediary Institutions, or the Interim Online Lending Information Intermediary Measures, to regulate the business activities of online lending information intermediary institutions. The “online lending” as specified in the Interim Online Lending Information Intermediary Measures refers to direct lending between peers, which can be natural persons, legal persons or other organizations, through Internet platforms, which we understand is equivalent to the “online peer-to-peer lending” as defined in the Internet Finance Guidelines. According to the Interim Online Lending Information Intermediary Measures, “online lending information intermediary institution” refer to financial information intermediaries that are engaged in the lending information business and directly provide peers, which can be natural persons, legal persons or other organizations, with lending information services, such as information collection and publication, credit rating, information interaction and loan facilitation between borrowers and lenders for them to form direct peer-to-peer lending relationships. The banking regulatory authority of the State Council and its dispatching offices are responsible for formulating a regulatory and administrative system for the business activities of online lending information intermediary institutions and to regulate the behaviors thereof. The provincial-level governments are responsible for institutional regulation of the online lending information intermediary institutions within their respective jurisdictions. Furthermore, an online lending information intermediary institution and its branches are required, within 10 working days after obtaining the business license, to complete record-filing and registration with the local financial regulatory department of the place of the industrial and commercial registration by presenting relevant materials. After completing the record-filing and registration with the local financial regulatory authority, they are required to apply for an appropriate telecommunication business operation permit in accordance with relevant provisions of competent communication departments. An intermediary institution that fails to apply for telecommunication business operation permit as required cannot carry out an online lending information intermediary business.

According to these Interim Online Lending Information Intermediary Measures, online lending information intermediary institutions cannot directly or indirectly engage in the following activities: (1) financing their own operations with the funds of lenders; (2) accepting or collecting directly or indirectly the funds of lenders; (3) providing lenders with a guarantee or promise to guarantee principal and interest thereon directly or in disguised form; (4) publicizing or promoting financing projects by themselves or by delegating or authorizing a third party at physical places other than by electronic means such as the Internet, landlines, mobiles etc.; (5) extending loans, except otherwise provided by applicable laws and regulations; (6) splitting the term of any financing project; (7) offering wealth management and other financial products by themselves to raise funds, and selling as agent bank wealth management, securities company asset management, fund, insurance or trust products and other financial products; (8) conducting asset securitization business or transferring of creditors’ rights in the forms of assets packaging, asset securitization, trust asset, fund shares etc.; (9) engaging in any form of mixture, bundling or agency with other institutions in investment, agency in sale, brokerage and other business except as permitted by laws, regulations and relevant regulatory provisions on online lending; (10) falsifying or exaggerating the truthfulness and earnings outlook of financing projects, concealing the defects and risks of financing projects, making false advertising or promotion, etc. by using ambiguous words or other fraudulent means, fabricating or spreading false or incomplete information, impairing the business reputation of others or misleading lender or borrowers; (11) providing information intermediary services for the high-risk financing with the borrowed funds to be used for investment in stocks, over-the-counter fund distribution, futures contracts, structured funds and other derivative products; and (12) engaging in a business such as crowd-funding in equity.

We do not engage in direct loan facilitation between peers, which can be natural persons, legal persons or other organizations, and instead rely on our small loan companies and institutional funding partners to fund the loans that we facilitate. As such, we do not consider our company as an “online lending information intermediary institution” regulated under the above regulations. However, we cannot assure you that the CBRC or other PRC regulatory authorities would not expand the applicability of the Interim Online Lending Information Intermediary Measures and regard us as an “online lending information intermediary institution.” In the event that we are deemed as an online lending information intermediary institution by the PRC regulatory authorities in the future, we may have to make registration with the local financial regulatory authority and apply for telecommunication business operating licenses if required by the competent authorities, and our current business practice may be considered to be not in compliance with the Interim Online Lending Information Intermediary Measures, and accordingly, our business, results of operations and financial position will be materially and adversely affected.

Regulations Related to Illegal Fund-Raising

Raising funds by entities or individuals from the general public must be conducted in strict compliance with applicable PRC laws and regulations to avoid administrative and criminal liabilities. The Measures for the Banning of Illegal Financial Institutions and Illegal Financial Business Operations promulgated by the State Council in July 1998, and the Notice on Relevant Issues Concerning the Penalty on Illegal Fund-Raising issued by the General Office of the State Council in July 2007 explicitly prohibit illegal public fund-raising. The main features of illegal public fund-raising include: (i) illegally soliciting and raising funds from the general public by means of issuing stocks, bonds, lotteries or other securities without obtaining the approval of relevant authorities, (ii) promising a return of interest or profits or investment returns in cash, properties or other forms within a specified period of time, and (iii) using a legitimate form to disguise the unlawful purpose.

To further clarify the criminal charges and punishments relating to illegal public fund-raising, the Supreme People’s Court promulgated the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fund-Raising, or the Illegal Fund-Raising Judicial Interpretations, which came into force in January 2011. The Illegal Fund-Raising Judicial Interpretations provide that a public fund-raising will constitute a criminal offense related to “illegally soliciting deposits from the public” under the PRC Criminal Law, if it meets all the following four criteria: (i) the fund-raising has not been approved by the relevant authorities or is concealed under the guise of legitimate acts; (ii) the fund-raising employs general solicitation or advertising such as social media, promotion meetings, leafleting and short message service, or SMS, advertising; (iii) the fundraiser promises to repay, after a specified period of time, the capital and interests, or investment returns in cash, property in kind and other forms; and (iv) the fund-raising targets the general public as opposed to specific individuals. Pursuant to the Illegal Fund-Raising Judicial Interpretations, an offender that is an entity will be subject to criminal liabilities, if it illegally solicits deposits from the general public or illegally solicits deposits in disguised form (i) with the amount of deposits involved exceeding RMB1,000,000, (ii) with over 150 fund-raising targets involved, or (iii) with the direct economic loss caused to fund-raising targets exceeding RMB500,000, or (iv) the illegal fund-raising activities have caused baneful influences to the public or have led to other severe consequences. An individual offender is also subject to criminal liabilities but with lower thresholds. In addition, an individual or an entity who has aided in illegal fund-raising from the general public and charges fees, including but not limited to agent fees, rewards, rebates and commission, would constitute an accomplice of the crime of illegal fund-raising. In accordance with the Opinions of the Supreme People’s Court, the Supreme People’s Procurator and the Ministry of Public Security on Several Issues concerning the application of Law in the Illegal Fund-Raising Criminal Cases, administrative proceedings for determining the nature of illegal fund-raising activities is not a prerequisite procedure for the initiation of criminal proceeding concerning the crime of illegal fund-raising, and the administrative departments’ failure in determining the nature of illegal fund-raising activities does not affect the investigation, prosecution and trial of cases concerning the crime of illegal fund-raising.

Anti-money Laundering Regulations

The PRC Anti-money Laundering Law, which became effective in January 2007, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients’ identification information and transactions records, and reports on large transactions and suspicious transactions. According to the PRC Anti-money Laundering Law, financial institutions subject to the PRC Anti-money Laundering Law include banks, credit unions, trust investment companies, stock brokerage companies, futures brokerage companies, insurance companies and other financial institutions as listed and published by the State Council, while the list of the non-financial institutions with anti-money laundering obligations will be published by the State Council. The PBOC and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions, such as payment institutions. However, the State Council has not promulgated the list of the non-financial institutions with anti-money laundering obligations.

The Internet Finance Guidelines jointly released by ten PRC regulatory agencies in July 2015, purport, among other things, to require Internet finance service providers to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The PBOC will formulate implementing rules to further specify the anti-money laundering obligations of Internet finance service providers.

We have implemented various policies and procedures, such as internal controls and “know-your-customer” procedures, for anti-money laundering purposes. However, as the implementing rules of the Internet Finance Guidelines have not been published, there is uncertainty as to how the anti-money laundering requirements in the Guidelines will be interpreted and implemented, and whether online consumer finance service providers like us must abide by the rules and procedures set forth in the PRC Anti-money Laundering Law that are applicable to non-financial institutions with anti-money laundering obligations. We cannot assure you that our existing anti-

money laundering policies and procedures will be deemed to be in full compliance with any anti-money laundering laws and regulations.

Regulation Related to Intellectual Property Rights

The Standing Committee of the National People’s Congress, or the SCNPC, the State Council and the National Copyright Administration, or the NCAC, have promulgated various rules and regulations relating to the protection of software in China, including without limitation the PRC Copyright Law, adopted in 1997 and revised in 2001, 2010 respectively, with its implementation rules adopted in 1991 and revised in 2002, 2011 and 2013 respectively, and the Regulations for the Protection of Computer Software as promulgated on January 30, 2013. Under these rules and regulations, software owners, licensees and transferees may register their rights in software with the NCAC or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process to enjoy the better protections afforded to registered software rights.

The PRC Trademark Law, adopted in 1982 and revised in 1993, 2001 and 2013 respectively, with its implementation rules adopted in 2002 and revised in 2014, protects registered trademarks. The PRC Trademark Office of the State Administration for Industry and Commerce, or the SAIC, handles trademark registrations and grants a protection term of ten years to registered trademarks.

The MIIT amended its Administrative Measures on China Internet Domain Names in 2004. According to these measures, the MIIT is in charge of the overall administration of domain names in China. The registration of domain names in PRC is on a “first-apply-first-registration” basis. A domain name applicant will become the domain name holder upon the completion of the application procedure.

Regulations Related to Employment

On June 29, 2007, the SCNPC, adopted the Labor Contract Law, or LCL, which became effective as of January 1, 2008 and was revised in 2012. The LCL requires employers to enter into written contracts with their employees, restricts the use of temporary workers and aims to give employees long-term job security.

Pursuant to the LCL, employment contracts lawfully concluded prior to the implementation of the LCL and continuing as of the date of its implementation will continue to be performed. Where an employment relationship was established prior to the implementation of the LCL but no written employment contract was concluded, a contract must be concluded within one month after the LCL’s implementation.

According to the Social Insurance Law promulgated by SCNPC and effective from July 1, 2011, the Regulation of Insurance for Work-Related Injury, the Provisional Measures on Insurance for Maternity of Employees, Regulation of Unemployment Insurance, the Decision of the State Council on Setting Up Basic Medical Insurance System for Staff Members and Workers in Cities and Towns, the Interim Regulation on the Collection and Payment of Social Insurance Premiums and the Interim Provisions on Registration of Social Insurance, an employer is required to contribute the social insurance for its employees in the PRC, including the basic pension insurance, basic medical insurance, unemployment insurance, maternity insurance and injury insurance. Under the Regulations on the Administration of Housing Funds, promulgated by the State Council on April 3, 1999 and as amended on March 24, 2002, an employer is required to make contributions to a housing fund for its employees.

Regulations Related to Foreign Exchange

Regulation on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated another circular in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. On February 28, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

On March 30, 2015, SAFE promulgated the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force and replaced both the Circular of the State Administration of Foreign Exchange on Issues Relating to the Improvement of Business Operations with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-invested Enterprises, or Circular 142 and the Circular of the State Administration of Foreign Exchange on Issues concerning the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises in Certain Areas, or Circular 142 and Circular 36 on June 1, 2015. Circular 19 allows all foreign-invested enterprises established in the PRC to use their foreign exchange capitals to make equity investment and removes certain other restrictions provided in Circular 142. However, Circular 19 continues to, prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope and providing entrusted loans or repaying loans between non-financial enterprises. Circular 19 may delay or limit us from using the proceeds of offshore offerings to make additional capital contributions or loans to our PRC subsidiaries and any violations of these circulars could result in severe monetary or other penalties.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, that became effective in July 2014, replacing the Circular of the State Administration of Foreign Exchange on Issues Concerning the Regulation of Foreign Exchange in Equity Finance and Return Investments by Domestic Residents through Offshore Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

Regulations Related to Stock Incentive Plans

SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Overseas, or the Stock Option Rules in February 2012, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of the participants. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents.

We have adopted a 2016 Equity Incentive Plan, under which we have the discretion to grant a broad range of equity-based awards to eligible participants. See “Management — Share Incentive Plan.” After this offering, we plan to advise the recipients of awards under our 2016 Equity Incentive Plan to handle foreign exchange matters in accordance with the Stock Option Rules. However, we cannot assure you that they can successfully register with SAFE in full compliance with the Stock Option Rules. Any failure to complete their registration pursuant to the Stock Option Rules and other foreign exchange requirements may subject these PRC individuals to fines and legal sanctions, and may also limit our ability to contribute additional capital to our PRC subsidiary, limit our PRC subsidiary’s ability to distribute dividends to us or otherwise materially adversely affect our business.

Regulations Related to Dividend Distribution

Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from Ganzhou Qufenqi, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. The principal regulations governing distribution of dividends of foreign holding companies include the Foreign Investment Enterprise Law, issued in 1986 and amended in 2000 and 2016, and the Implementation Rules under the Foreign Investment Enterprise Law, issued in 1990 and amended in 2001 and 2014 respectively. Under these regulations, foreign investment enterprises in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign investment enterprises in the PRC are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Related to Taxation

Enterprise Income Tax

In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law, and in December 2007, the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law, or the Implementing Rules, both of which became effective on January 1, 2008. The Enterprise Income Tax Law (i) reduces the top rate of enterprise income tax from 33% to a uniform 25% rate applicable to both foreign-invested enterprises and domestic enterprises and eliminates many of the preferential tax policies afforded to foreign investors, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules and (iii) introduces new tax incentives, subject to various qualification criteria.

The Enterprise Income Tax Law also provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Rules further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the production and operations, personnel, accounts and properties of an enterprise. If an enterprise organized under the laws of jurisdiction outside China is considered a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, it would be subject to the PRC enterprise income tax at the rate of 25% on its worldwide income. Second, a 10% withholding tax would be imposed on dividends it pays to its non-PRC enterprise shareholders and with respect to gains derived by its non-PRC enterprise shareholders from transfer of its shares.

According to the Enterprise Income Tax Law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, which was issued on January 29, 2008 and supplemented and revised on February 29, 2008, and the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, which became effective on December 8, 2006 and applies to income derived in any year of assessment commencing on or after April 1, 2007 in Hong Kong and in any year commencing on or after January 1, 2007 in the PRC, such withholding tax rate may be lowered to 5% if a Hong Kong enterprise is deemed the beneficial owner of any dividend paid by a PRC subsidiary by PRC tax authorities and holds at least 25% of the equity interest in that particular PRC subsidiary at all times within the 12-month period immediately before distribution of the dividends. Furthermore, the State Administration of Taxation promulgated the Notice on the Interpretation and Recognition of Beneficial Owners in Tax Treaties in October 2009, which stipulates that non-resident enterprises that cannot provide valid supporting documents as “beneficial owners” may not be approved to enjoy tax treaty benefits. Specifically, it expressly excludes an agent or a “conduit company” from being considered as a “beneficial owner” and a “beneficial owner” analysis is required to be conducted on a case-by-case basis following the “substance-over-the-form” principle.

Value-Added Tax and Business Tax

Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to approval by the relevant tax authorities. Whereas, pursuant to the Provisional Regulations on Value-Added Tax of the PRC and its implementation regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT.

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016. Pursuant to the pilot plan and relevant notices, VAT is generally imposed in lieu of business tax in the modern service industries, including the VATS, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

Regulations Related to M&A and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission, the SAT, the SAIC, the China Securities Regulatory Commission, or CSRC, and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require that (i) PRC entities or individuals obtain MOFCOM approval before they establish or control a SPV overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains MOFCOM’s approval before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains CSRC approval before it lists overseas.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information relating to our directors and executive officers upon closing of this offering.

Name	Age	Position/Title
Min Luo	33	Chairman and chief executive officer
Chao Zhu	36	Director
Li Du	37	Director
Yahui Zhou	39	Director
Yi Cao	32	Director
Tianyu Zhu	39	Director
Lianzhu Lv	32	Director and head of user experience department
Carl Yeung	37	Chief financial officer
Minhuan Nian	39	Chief risk officer

Mr. Min Luo is our founder, chairman of our board of directors, and, since the inception of our company in 2014, has served as our chief executive officer. Prior to founding our company, Mr. Luo served as a vice president of marketing of OkBuy.com, an online marketplace for apparel and shoe products in China, from 2010 to 2013. Mr. Luo was a founder and chief executive officer of Jiyiri.com, an online birthday-related service provider, from 2007 to 2009, and a co-founder of dipian.com, an online social platform for college students, from 2006 to 2007. Mr. Luo received a bachelor’s degree in telecommunication engineering from Jiangxi Normal University in 2004.

Mr. Chao Zhu has been a director of our company since October 2015. He has been a director and later, a senior director of the strategic investment division of Ant Financial since 2014. From 2006 to 2014, he served in the investment banking department of China International Capital Corporation Ltd., an investment bank listed on the Hong Kong Stock Exchange, as an associate, vice president and executive director. Mr. Zhu received a bachelor’s degree in economics from Fudan University in 2002 and a master’s degree in economics from Fudan University in 2006.

Mr. Li Du has been a director of our company since February 2015. Mr. Du has been an executive director and general manager of Beijing Phoenix Wealth Holding Co., Ltd. since 2014. He has also served as the chairman of the board of directors of Guosheng Financial Holding Inc., a financial holding company listed on the Shenzhen Stock Exchange, and its subsidiary, Golden Sun Securities Co., Ltd., a securities company in China since 2016. In addition, Mr. Du has served as the chairman of the board of directors of Guangzhou Tech-Long Wrapping Machinery Inc. since 2016. Mr. Du received a master’s degree in finance from Peking University in 2008.

Mr. Yahui Zhou has been a director of our company since February 2016. Mr. Zhou is the general manager and the chairman of the board of directors of Beijing Kunlun Tech Co., Ltd., an Internet company listed on the Shenzhen Stock Exchange that is engaged in the research and development of gaming and Internet products and software tools since its inception in 2008. From 2007 to 2008, Mr. Zhou acted as the manager of Beijing Globalnet Internet Technology Development Inc., an Internet company in China. From 2005 to 2007, he worked as a general manager of Qianxiang Century Technology Development (Beijing) Co., Ltd., a software company in China. From 2000 to 2004, he served as the manager of Beijing Vulcan Interactive Network Technology Co., Ltd. Mr. Zhou received a bachelor’s degree in mechanical engineering from Tsinghua University in 1999 and a master’s degree in optical engineering from Tsinghua University in 2006.

Mr. Yi Cao has been a director of our company since February 2016. Mr. Cao is the founding partner of Beijing Source Code Capital Investment Co., Ltd., or Source Code Capital, since its inception in 2014. Mr. Cao currently also serves as a director of Beijing Yijiupi E-Commerce Co., Ltd., a business-to-business online retail and mobile commerce company for wines. Prior to founding Source Code Capital, Mr. Cao was a vice president at Sequoia Capital Advisory Consulting (Beijing) Co., Ltd. from 2009 to 2014. From 2007 to 2008, Mr. Cao worked as an investment manager at Ceyuan Investment Consulting (Beijing) Co., Ltd. From 2006 to 2007, he worked as an analyst at C2 Capital Group, Inc. Mr. Cao received a bachelor’s degree in computer science from Tsinghua University in 2006.

Mr. Tianyu Zhu has been a director of our company since February 2016. Mr. Zhu has served as a partner of Blue Run Investment Consulting (Shanghai) Co., Ltd. since 2009. Mr. Zhu also currently serves as a director of various other companies, including Beijing Zuitao Technology Co., Ltd., Hangzhou Lvwan Internet Technology Co., Ltd., Ledon Inc., Dasmaster Limited, and Stargeek Incubator Ltd. From 2006 to 2009, he served as a senior investment manager in Beijing Baidu Netcom Science Technology Co., Ltd., a subsidiary of Baidu Inc. From 2003 to 2005, Mr. Zhu was a management consultant at Shidai Hengxin Management Consultant Co., Ltd. Prior to that, he worked as a business development manager at Shanghai EasyNet Network Technology Co., Ltd., a subsidiary of Netease, Inc. Mr. Zhu received a bachelor’s degree in international finance from Shanghai Jiao Tong University in 1999.

Mr. Lianzhu Lv has been our director since August 2014 and has served as the head of our user experience department since 2014. From 2010 to 2013, Mr. Lv served as a product design manager at OkBuy.com, an online marketplace for apparel and shoe products in China. From 2008 to 2009, he worked as a user interface designer of Jiyiri.com, an online birthday-related service provider in China. From 2005 to 2008, he worked as a supervisor of the mobile department of 95 Online Information Technology Co., Ltd. Mr. Lv graduated from Cangzhou Technical College with a major in computer application in 2005.

Mr. Carl Yeung has served as our chief financial officer since October 2016. Mr. Yeung also currently serves as a director of Bumps to Babes Limited, a baby and maternity retail store chain in Hong Kong. Prior to joining our company, Mr. Yeung was a co-founder of Bababaobei Ecommerce Limited, a baby and maternity cross-border e-commerce platform in China since 2015. From 2013 to 2016, Mr. Yeung served as a chief financial officer and a chief strategy officer of BAIOO Family Interactive Limited, a children’s web game developer in China listed on the Hong Kong Stock Exchange. From 2010 to 2013, he served as the chief financial officer of Sky-Mobi Limited, a leading mobile app platform in China previously listed on NASDAQ, and he was a director of Sky-Mobi Limited from 2013 to 2016. From 2006 to 2010, Mr. Yeung was the chief financial officer of ATA Inc., a computer-based testing and testing-related service provider based in China and listed on NASDAQ, and he was a director of ATA Inc. from 2006 to 2008. From 2008 to 2010, Mr. Yeung also served as an independent non-executive director of China Natural Gas, Inc., an energy company in China previously listed on NASDAQ. From 2002 to 2006, Mr. Yeung worked as an analyst and later on as an associate at Merrill Lynch (Asia Pacific) Limited. Mr. Yeung received his bachelor’s degree in economics with concentrations in finance and operations management from the Wharton School, University of Pennsylvania, and his bachelor’s degree in applied science with a concentration in systems engineering from the School of Engineering and Applied Sciences, University of Pennsylvania, in 2002.

Ms. Minhuan Nian has served as our chief risk officer since November 2016. Prior to joining our company, Ms. Nian worked at Capital One as a director and later as a senior director in the data science department from 2013 to 2016, and as a senior associate, a manager and a senior manager in the statistical analysis department from 2006 to 2013. From 1998 to 1999, Ms. Nian worked as a business analyst at Xiamen Kaiyuan Futures Brokerage Company Ltd. Ms. Nian received a bachelor’s degree in economics from Xiamen University in 1998, a master’s degree in agricultural and applied economics from Clemson University in 2002 and a Ph.D. degree in applied economics from Clemson University in 2006.

Board of Directors

Our board of directors will consist of                directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or arrangement in which he is interested, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	conducting and managing the business of our company;

•	representing our company in contracts and deals;

•	appointing attorneys for our company;

•	select senior management such as managing directors and executive directors;

•	providing employee benefits and pension;

•	managing our company’s finance and bank accounts;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	exercising any other powers conferred by the shareholders meetings or under our amended and restated memorandum and articles of association.

Terms of Directors and Executive Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders, pursuant to our amended and restated memorandum and articles of association. Each of our directors will hold office until his or her successor takes office or until his or her earlier death, resignation or removal or the expiration of his or her term as provided in the written agreement with our company, if any. A director will cease to be a director if, among other things, the director (i) dies, or becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated. Our officers are elected by and serve at the discretion of the board of directors.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. We will adopt a charter for each of the committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee will initially consist of                ,                , and                .                will be the chairperson of our audit committee.                satisfy the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of                ,                and                 satisfies the requirements for an “independent director” within the meaning of                and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act. Our audit committee will consist solely of independent directors within one year of this offering.

The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our audit committee is responsible for, among other things:

•	selecting the independent auditor;

•	pre-approving auditing and non-auditing services permitted to be performed by the independent auditor;

•	annually reviewing the independent auditor’s report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and our company;

•	setting clear hiring policies for employees and former employees of the independent auditors;

•	reviewing with the independent auditor any audit problems or difficulties and management’s response;

•	reviewing and, if material, approving all related party transactions on an ongoing basis;

•	reviewing and discussing the annual audited financial statements with management and the independent auditor;

•	reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements;

•	discussing policies with respect to risk assessment and risk management with management, internal auditors and the independent auditor;

•	timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditor and management;

•	establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately, periodically, with management, internal auditors and the independent auditor; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee will initially consist of                ,                , and                .                will be the chairperson of our compensation committee. Each of                ,                and                 satisfies the requirements for an “independent director” within the meaning of                .

Our compensation committee is responsible for, among other things:

•	reviewing, evaluating and, if necessary, revising our overall compensation policies;

•	reviewing and evaluating the performance of our directors and senior officers and determining the compensation of our senior officers;

•	reviewing and approving our senior officers’ employment agreements with us;

•	setting performance targets for our senior officers with respect to our incentive — compensation plan and equity-based compensation plans;

•	administering our equity-based compensation plans in accordance with the terms thereof; and such other matters that are specifically delegated to the remuneration committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will initially consist of                ,                , and                .                will be the chairperson of our nominating and corporate governance committee. Each of                ,                and                 satisfies the “independence” requirements of the [NYSE/NASDAQ]. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Compensation of Directors and Executive Officers

In 2015, we and our subsidiaries and consolidated VIE paid aggregate cash compensation of approximately RMB0.5 million (US$0.1 million) to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and consolidated VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

For information regarding share awards granted to our directors and executive officers, see “— Share Incentive Plans.”

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach borrowers, institutional funding partners, merchandise suppliers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We intend to enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we may agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plans

2014 Share Incentive Plan

In August 2014, the former holding company of Beijing Happy Time adopted a share incentive plan, or the 2014 Share Incentive Plan, which allows us to grant share awards of such company to our employees, officers, directors and individual consultants who render services to us. The maximum number of shares that may be issued pursuant to all awards under the 2014 plan is 20,843,447 ordinary shares of the former holding company of Beijing Happy Time. On various dates from August 2014 to December 2014, 18,373,219 share options were granted to employees and a third-party consultant at exercise prices of RMB0.0 per share, which have vesting periods of four years. On various dates in 2015, 2,449,800 share options were granted to employees at exercise prices of RMB0.0 per share, which have vesting periods of four years. The 2014 Share Incentive Plan was subsequently terminated in 2015. For additional information as to our restructuring in 2015, see “Our History and Corporate Structure.”

2015 Share Incentive Plan

On December 26, 2015, Beijing Happy Time adopted the 2015 Share Incentive Plan, which allows us to grant equity awards of virtual shares of Tianjin Happy Share to employees, officers, directors and individual consultants. Tianjin Happy Share is a limited partnership established under the laws of PRC, which owns 5.24% of the equity interest in Beijing Happy Time as of the date of this prospectus. We divided the partnership interest in Tianjin Happy Share into 15,814,019 virtual shares and awarded the options to purchase virtual shares to grantees of the 2015 Share Incentive Plan, which enabled the grantees to enjoy beneficial ownership of Beijing Happy Time through their respective virtual shares in Tianjin Happy Share. On December 26, 2015, all options to purchase 15,814,019 virtual shares were issued to certain of our employees and a third-party consultant to replace the 15,814,019 share options granted to such individuals under the 2014 Share Incentive Plan. All share options granted under the 2014 Share Incentive Plan were canceled.

As of September 30, 2016, 15,814,019 options to purchase virtual shares remained outstanding, all of which were fully vested. As of the date of this prospectus, the sole general partner of Tianjin Happy Share is Mr. Lianzhu Lv, and the limited partners are certain employees and a third party consultant.

As part of our restructuring in 2016, Tianjin Happy Share, as a shareholder of Beijing Happy Time, entered into the contractual arrangements with Ganzhou Qufenqi and Beijing Happy Time and its other shareholders, according to which Ganzhou Qufenqi will exercise effective control over Beijing Happy Time and realize substantially all of the economic risks and benefits arising from Beijing Happy Time and its subsidiaries in lieu of Tianjin Happy Share and other shareholders of Beijing Happy Time. See “Our History and Corporate Structure — Contractual Arrangements among Ganzhou Qufenqi and Beijing Happy Time and its Shareholders” for more information.

Furthermore, as part of the restructuring in 2016, Tianjin Happy Share entered into a share entrustment agreement with Qufenqi Holding Limited, pursuant to which Qufenqi Holding Limited holds 15,814,019 ordinary shares of Qudian Inc. as the nominal shareholder on behalf of Tianjin Happy Share. Qufenqi Holding Limited is entitled to exercise the voting rights as the nominal shareholder with regard to these 15,814,019 ordinary shares of Qudian Inc., while the pecuniary interests of these shares belong to Tianjin Happy Share. As such, grantees of the 2015 Share Incentive Plan enjoy the pecuniary interests of the 15,814,019 shares, representing 5.24% of the equity interest of Qudian Inc. in proportion to their relevant numbers of options to purchase virtual shares of Tianjin Happy Share in accordance with the 2015 Share Incentive Plan.

As of December 9, 2016, the 2015 Share Incentive Plan was terminated, and all outstanding virtual shares were canceled and replaced by equity awards granted under the 2016 Equity Incentive Plan. In addition, we expect Tianjin Happy Share and Qufenqi Holding Limited to terminate the share entrustment agreement, and we expect to cancel the 15,814,019 shares that Qufenqi Holding Limited holds on behalf of Tianjin Happy Share, in each case prior to the completion of this offering.

2016 Equity Incentive Plan

On December 9, 2016, Qudian Inc. adopted the 2016 Equity Incentive Plan, which allows us to grant share options, restricted shares, restricted share units and other share-based awards to our employees, directors and consultants. The maximum number of ordinary shares may be subject to equity awards pursuant to the 2016 Equity Incentive Plan is 15,814,019.

Administration

The 2016 Equity Incentive Plan is administered by (i) the compensation committee, (ii) such other committee of the board to which the board delegates the power to administer the 2016 Equity Incentive Plan or (iii) the board. The administrator will determine the provisions and terms and conditions of each equity award.

Change in Control

In the event of a change in control, the administrator may provide for acceleration of equity awards, purchase of equity awards from holders or replacement of equity awards.

Term

Unless terminated earlier, the 2016 Equity Incentive Plan will continue in effect for a term of ten years from the date of its adoption.

Award Agreements

Generally, equity awards granted under the 2016 Equity Incentive Plan are evidenced by an award agreement providing for the number of ordinary shares subject to the award, and the terms and conditions of the award, which must be consistent with the 2016 Equity Incentive Plan.

Vesting Schedule

The administrator determines the vesting schedule of each equity award granted under the 2016 Equity Incentive Plan, which vesting schedule will be set forth in the award agreement for such equity award.

Amendment and Termination

The board of directors may at any time amend or terminate the 2016 Equity Incentive Plan, subject to certain exceptions.

Grated Options

In December 2016, we granted 15,299,019 options to purchase our ordinary shares to our employees and a third-party consultant. 14,383,419 options were fully vested on the date of grant, and 915,600 options were subject to vesting schedules as specified in the applicable share option award agreements.

The table below summaries, as of the date of this prospectus, the options we have granted to our directors and executive officers.

Name	Position	Number of Securities underlying unexercised options exercisable(1)	Option Exercise Price	Grant Date	Option Expiration Date
Lianzhu Lv	Director	5,695,219	RMB0.0	December 9, 2016	December 8, 2026
Carl Yeung	CFO	*	RMB0.0	December 9, 2016	December 8, 2026

*	Less than 1% of our outstanding shares, assuming conversion of our preferred shares into ordinary shares.

PRINCIPAL SHAREHOLDERS

The following table sets forth information as of the date of this prospectus with respect to the beneficial ownership of our ordinary shares by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially 5.0% or more of our ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option or other right or the conversion of any other security.

The total number of ordinary shares outstanding as of the date of this prospectus is 301,765,677, assuming conversion of all convertible redeemable preferred shares into ordinary shares.

The total number of ordinary shares outstanding after completion of this offering will be             , which is based upon (i) 79,305,191 ordinary shares outstanding as of the date of this prospectus; (ii) the automatic conversion of preferred shares into 222,460,486 ordinary shares; and (iii)                ordinary shares issued in connection with this offering (assuming the underwriters do not exercise their option to purchase additional ADSs), but excludes ordinary shares issuable upon the exercise of outstanding share options and ordinary shares reserved for future issuance under our share incentive plans. The underwriters may choose to exercise the over-allotment option in full, in part or not at all.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After This Offering
	Number	Percent	Number	Percent
Directors and Executive Officers:
Min Luo(1)	79,305,191	26.3
Chao Zhu	—	—
Li Du(2)	58,072,514	19.2
Yahui Zhou(3)	57,956,607	19.2
Yi Cao(4)	47,468,941	15.7
Tianyu Zhu(5)	21,241,715	7.0
Lianzhu Lv(6)	5,695,219	1.9
Carl Yeung	*	*
Minhuan Nian	—	—

Directors and Executive Officers as a Group	270,490,187	89.6
Principal Shareholders
Qufenqi Holding Limited(1)	79,305,191	26.3
Phoenix Entities(7)	58,072,514	19.2
Kunlun Group Limited(8)	57,956,607	19.2
Source Code Accelerate L.P.(9)	47,468,941	15.7
API (Hong Kong) Investment Limited(10)	37,720,709	12.5
Blue Run Entities(11)	21,241,715	7.0

*	Beneficially owns less than 1% of our outstanding shares.
(1)

Represents 79,305,191 ordinary shares held by Qufenqi Holding Limited, a limited liability company established in the British Virgin Islands. Qufenqi Holding Limited is indirectly wholly owned by a trust of which Mr. Min Luo and his wife are the beneficiaries. Mr. Min Luo is our founder, chairman of the board and chief executive officer. The registered address of Qufenqi Holding Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands. Such ordinary shares also include 15,814,019 ordinary shares that Qufenqi Holding Limited holds on behalf of Tianjin Happy Share in accordance with a share entrustment agreement entered into between Tianjin Happy Share and Qufenqi Holding Limited in 2016. Pursuant to the share entrustment agreement, Mr. Luo is entitled to exercise the voting rights as the nominal shareholder with regard to 15,814,019 ordinary shares that Qufenqi Holding Limited holds on behalf of Tianjin Happy Share. However, Mr. Luo does not have any pecuniary interests in these 15,814,019 ordinary shares. Tianjin Happy Share is a limited partnership established under the laws of the PRC by certain employees of our company. The sole general partner of Tianjin Happy Time is Mr. Lianzhu Lv and the limited partners of Tianjin Happy Time are certain employees and a third party consultant of our company who were granted share awards under the 2015 Share Incentive Plan. We expect Tianjin Happy Share and Qufenqi Holding Limited to terminate the share entrustment agreement, and we expect to cancel the 15,814,019 shares that Qufenqi Holding Limited holds on behalf of Tianjin Happy Share, in each case prior to the completion of this offering.
(2)	Represents (i) 42,984,230 ordinary shares upon conversion of 42,984,230 Series C-5 preferred shares held by Phoenix Auspicious FinTech Investment L.P.; and (ii) 15,088,284 ordinary shares upon conversion of 15,088,284 Series C-5 preferred shares held by Wa Sung Investment limited. Phoenix Auspicious FinTech Investment L.P. and Wa Sung Investment Limited are collectively referred to in this prospectus as the Phoenix Entities. For a description of the beneficial ownership of our ordinary shares held by the Phoenix Entities, see footnote 7 below. Mr. Du disclaims beneficial ownership of our ordinary shares held by the Phoenix Entities, except to the extent of his pecuniary interest in these shares.
(3)	Represents 38,487,004 ordinary shares upon conversion of 38,487,004 Series B-1 preferred shares and 19,469,603 ordinary shares upon conversion of 19,469,603 Series C-2 preferred shares that are held by Kunlun Group Limited. For a description of the beneficial ownership of our ordinary shares held by Kunlun Group Limited, see footnote 8 below. Mr. Zhou disclaims beneficial ownership of our ordinary shares held by Kunlun Group Limited, except to the extent of his pecuniary interest in these shares.
(4)	Represents 4,779,796 ordinary shares upon conversion of 4,779,796 Series A-2 preferred shares, 31,865,304 ordinary shares upon conversion of 31,865,304 Series B-3 preferred shares and 10,823,841 ordinary shares upon conversion of 10,823,841 Series C-4 preferred shares held by Source Code Accelerate L.P. For a description of the beneficial ownership of our ordinary shares held by Source Code Accelerate L.P., see footnote 9 below. Mr. Cao disclaims beneficial ownership of our ordinary shares held by Source Code Accelerate L.P., except to the extent of his pecuniary interest in these shares.
(5)	Represents (i) 247,818 ordinary shares upon conversion of 247,818 Series A-1 preferred shares, 495,636 ordinary shares upon conversion of 495,636 Series B-2 preferred shares and 1,268,317 ordinary shares upon conversion of 1,268,317 Series C-3 preferred shares held by Joyful Bliss Limited; and (ii) 2,368,823 ordinary shares upon conversion of 2,368,823 Series A-1 preferred shares, 4,737,645 ordinary shares upon conversion of 4,737,645 Series B-2 preferred shares and 12,123,476 ordinary shares upon conversion of 12,123,476 Series C-3 preferred shares held by Ever Bliss Fund, L.P. Joyful Bliss Limited and Ever Bliss Fund, L.P. are collectively referred to in this prospectus as the Blue Run Entities. For a description of the beneficial ownership of our ordinary shares held by the Blue Run Entities, see footnote 11 below. Mr. Zhu disclaims beneficial ownership of our ordinary shares held by the Blue Run Entities, except to the extent of his pecuniary interest in these shares.
(6)	Mr. Lianzhu Lv was granted 5,695,219 share options which were vested upon grant under the 2016 Equity Incentive Plan and accordingly is the beneficial holder of certain shares of our company as of the date of this prospectus, which accounted for 1.9% of our outstanding shares.
(7)

Represents (i) 42,984,230 ordinary shares upon conversion of 42,984,230 Series C-5 preferred shares held by Phoenix Auspicious FinTech Investment L.P.; and (ii) 15,088,284 ordinary shares upon conversion of 15,088,284 Series C-5 preferred shares held by Wa Sung Investment limited. Phoenix Auspicious FinTech Investment L.P. is a limited partnership incorporated under the laws of the Cayman Islands. The general partner of Phoenix Auspicious FinTech Investment L.P. is Phoenix Wealth (Cayman) Asset Management Limited, a limited liability company incorporated under the laws of the Cayman Islands, which is controlled by Mr. Li Du. The registered address of Phoenix Auspicious FinTech Investment L.P. is P.O. Box 2075,

#31 The Strand, 46 Canal Point Drive, Grand Cayman KY1-1105, Cayman Islands. Wa Sung Investment Limited is a limited liability company incorporated under the laws of Hong Kong and a subsidiary of Guosheng Financial Holding Inc., or Guosheng, a public company listed on the Shenzhen Stock Exchange. Based on Guosheng’s public filings, Mr. Li Du has control over Guosheng as of the date of this prospectus. The registered address of Wa Sung Investment Limited is Unit 606, 6th Floor, Alliance Building, 133 Connaught Road Central, Hong Kong.
(8)	Represents 38,487,004 ordinary shares upon conversion of 38,487,004 Series B-1 preferred shares and 19,469,603 ordinary shares upon conversion of 19,469,603 Series C-2 preferred shares held by Kunlun Group Limited, a limited liability company incorporated under the laws of Hong Kong, which is wholly owned by Beijing Kunlun Tech Co., Ltd., or Kunlun, a public company listed on the Shenzhen Stock Exchange. Based on Kunlun’s public filings, Mr. Yahui Zhou has control over Kunlun as of the date of this prospectus. The registered address of Kunlun Group Limited is Unit 204, 2/F, Malaysia Building, 50 Gloucester Road, Wanchai, Hong Kong.
(9)	Represents 4,779,796 ordinary shares upon conversion of 4,779,796 Series A-2 preferred shares, 31,865,304 ordinary shares upon conversion of 31,865,304 Series B-3 preferred shares and 10,823,841 ordinary shares upon conversion of 10,823,841 Series C-4 ordinary shares held by Source Code Accelerate L.P., a limited partnership incorporated under the laws of the Cayman Islands. The general partner of Source Code Accelerate L.P. is Source Code Investment Mercury Co., which is indirectly controlled by Mr. Yi Cao. The registered address of Source Code Accelerate L.P. and Source Code Investment Mercury Co. are Harneys Services (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, George Town, P. O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.
(10)	Represents 37,720,709 ordinary shares upon conversion of 37,720,709 Series C-1 preferred shares held by API (Hong Kong) Investment Limited, a limited liability company incorporated under the laws of Hong Kong. API (Hong Kong) Investment Limited is wholly owned by Ant Financial. The registered address of API (Hong Kong) Investment Limited is 26/F, Tower One, Times Square, 1 Matheson ST, Causeway Bay, Hong Kong.
(11)	Represents 19,229,944 ordinary shares held by Ever Bliss Fund, L.P. and 2,011,771 ordinary shares held by Joyful Bliss Limited issuable upon the conversion of all Series A-1, Series B-2 and Series C-3 preferred shares held by such shareholders. The general partner of Ever Bliss Fund, L.P. is Ever Bliss Partners, L.P., which is controlled by Mr. Tianyu Zhu. Ever Bliss Fund, L.P. is a limited partnership incorporated under the laws of the Cayman Islands with its registered office at the Office of Sertus Incorporations (Cayman) Limited, Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands. Joyful Bliss Limited is a limited liability company incorporated under the laws of Hong Kong with its registered office at RM 1501, 15/F SPA CTR 53-55, Lockhart Rd Wanchai, Hong Kong. Joyful Bliss Limited is wholly owned by Tianjin Blue Run Xinghe Asset management L.P., which is indirectly controlled by Mr. Tianyu Zhu.

As of the date of this prospectus, none of our outstanding ordinary shares or convertible redeemable preferred shares is held by record holders in the United States. We are not aware of any of our shareholders being affiliated with a registered broker-dealer or being in the business of underwriting securities.

None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders after the completion of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Historical Changes in Our Shareholding

See “Description of Share Capital — History of Securities Issuances” for historical changes in our shareholding.

RELATED PARTY TRANSACTIONS

Transactions and Agreements with Ant Financial

We have established a strategic partnership with Ant Financial, one of our principal shareholders, and have in-depth cooperation in multiple areas of our business. For additional information as to our strategic partnership with Ant Financial, see “Business — Our Partnership with Ant Financial.”

In 2015 and the nine months ended September 30, 2016, we recognized an aggregate of RMB44.2 million of operating cost and expenses related to services provided by certain subsidiaries of Ant Financial.

Transaction with Mr. Min Luo

As of December 31, 2014 and 2015, we had amounts due to Mr. Min Luo of RMB102.3 million and RMB145.5 million (US$21.8 million), respectively. Such amounts represented non-interest bearing financing that Beijing Happy Time received from Mr. Min Luo. Amounts due to Mr. Min Luo were settled in 2016.

Transactions with Certain of Our Key Management and Their Immediate Families

Besides our transactions with Mr. Min Luo, we have engaged in transactions with certain other members of our key management and their immediate families, none of whom are our executive officers or directors.

As of December 31, 2014, 2015 and September 30, 2016, we had amounts due from our key management and their immediate families of RMB2.1 million, RMB2.8 million (US$0.4 million) and RMB6.7 million (US$1.0 million), respectively. Such amounts represented (i) loan principal and service fee receivables from certain of our key management and their immediate families who utilized our credit products and (ii) advances to certain of our key management in connection with our daily operations.

Transactions with the Former Holding Companies of Beijing Happy Time

As of December 31, 2015, we had amounts due to Qufenqi Inc., a former holding company of Beijing Happy Time, and Qufenqi (HK) Limited, a former holding company of Ganzhou Qufenqi, of RMB368.3 million (US$55.2 million) and RMB1,092.3 million (US$163.8 million), respectively. Of the amounts due to Qufenqi (HK) Limited, RMB838.4 million (US$125.7 million) represented the consideration paid by Beijing Happy Time to acquire Qufenqi Beijing in connection with our restructuring in 2015. The remainder represented non-interest bearing financing that Beijing Happy Time and its subsidiaries received from Qufenqi Inc. and Qufenqi (HK) Limited. Amounts due to Qufenqi Inc. and Qufenqi (HK) Limited were settled in 2016.

As of September 30, 2016, we had amounts due from Qufenqi Inc. of RMB189.7 million (US$28.4 million). Such amounts primarily consisted of a financing commitment from a shareholder to Qufenqi Inc., which has not been consummated.

Contractual Arrangements with Our VIE and Its Shareholders

PRC laws and regulations currently restrict foreign ownership and foreign investment in VATS in China. As a result, we operate our relevant business through contractual arrangements among Ganzhou Qufenqi, our wholly-owned PRC subsidiary, Beijing Happy Time, our consolidated VIE, and the shareholders of Beijing Happy Time. For a description of these contractual arrangements, see “Our History and Corporate Structure — Contractual Arrangements among Ganzhou Qufenqi and Beijing Happy Time and its Shareholders.”

Private Placements

See “Description of Share Capital — History of Securities Issuances.”

Shareholders Agreement

See “Description of Share Capital — Registration Rights.”

Employment Agreements and Indemnification Agreements

See “Management — Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Management — Share Incentive Plans.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised), as amended, of the Cayman Islands, which is referred to as the Companies Law below, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital was US$80,000 divided into 577,539,514 ordinary shares of nominal or par value of US$0.0001 each, 2,616,641 Series A-1 convertible redeemable preferred shares of nominal or par value of US$0.0001 each, 4,779,796 Series A-2 convertible redeemable preferred shares of nominal or par value of US$0.0001 each, 38,487,004 Series B-1 convertible redeemable preferred shares of nominal or par value of US$0.0001 each, 5,233,281 Series B-2 convertible redeemable preferred shares of nominal or par value of US$0.0001 each, 31,865,304 Series B-3 convertible redeemable preferred shares of nominal or par value of US$0.0001 each, 37,720,709 Series C-1 convertible redeemable preferred shares of nominal or par value of US$0.0001 each, 19,469,603 Series C-2 convertible redeemable preferred shares of nominal or par value of US$0.0001 each, 13,391,793 Series C-3 convertible redeemable preferred shares of nominal or par value of US$0.0001 each, 10,823,841 Series C-4 convertible redeemable preferred shares of nominal or par value of US$0.0001 each and 58,072,514 Series C-5 convertible redeemable preferred shares of nominal or par value of US$0.0001 each.

As of the date of this prospectus, there were 79,305,191 ordinary shares and 222,460,486 convertible redeemable preferred shares issued and outstanding.

Upon the closing of this offering, we will have              ordinary shares issued and outstanding (or              ordinary shares if the underwriters exercise in full the over-allotment option), excluding ordinary shares issuable upon the exercise of outstanding options under our share incentive plan as of the closing of this offering. All of our ordinary shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid. Our authorized share capital post-offering will be US$            divided into             ordinary shares with a par value of US$0.0001 each.

Our amended and restated memorandum and articles of association will become effective upon completion of this offering. The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our shareholders or board of directors subject to the Companies Law, the articles of association and the common law of the Cayman Islands.

Voting Rights

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of votes attached to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of votes cast attached to the ordinary shares. A special resolution will be required for important matters such as a change of name or making changes to our amended and restated memorandum and articles of association.

Transfer of Ordinary Shares

Subject to the restrictions contained in our amended and restated articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share. Our board of directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	the ordinary shares transferred are fully paid and free of any lien in favor of us;

•	any fee related to the transfer has been paid to us; and

•	the transfer is not to more than four joint holders.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the Companies Law and other applicable law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner, including out of capital, as may be determined by the board of directors.

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority of two-thirds of the vote of all of the shares in that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

General Meetings of Shareholders

Shareholders’ meetings may be convened by a majority of our board of directors or our chairman. Advance notice of at least [ten] clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least [two] shareholders present or by proxy, representing not less than one-third in nominal value of the total issued voting shares in our company.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will in our articles provide our shareholders with the right to inspect our list of shareholders and to receive annual audited financial statements. See “Where You Can Find More Information.”

Changes in Capital

We may from time to time by ordinary resolution:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	sub-divide our existing shares, or any of them into shares of a smaller amount; or

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

We may by special resolution reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company

We are an exempted company with limited liability incorporated under the Companies Law. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently intend to comply with the [NYSE/NASDAQ] rules in lieu of following home country practice after the closing of this offering. The [NYSE/NASDAQ] rules require that every company listed on the [NYSE/NASDAQ] hold an annual general meeting of shareholders. In addition, our amended and restated articles of association [allow] directors to call special meeting of shareholders pursuant to the procedures set forth in our articles.

Differences in Corporate Law

The Companies Law is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by a special resolution of the members of each constituent company.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. [Our amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.]

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association

[Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.]

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and [our amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.]

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Neither Cayman Islands law [nor our amended and restated articles of association] allow our shareholders to requisition a shareholders’ meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. [Under our amended and restated articles of association, directors may be removed by ordinary resolution.]

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Law of the Cayman Islands and our amended and restated articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. [As permitted by Cayman Islands law, our amended and restated memorandum and articles of association may only be amended by special resolution or the unanimous written resolution of all shareholders.]

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

History of Securities Issuances

Since inception in April 2014, we have issued the following securities. None of these transactions involved any underwriters’ underwriting discounts or commissions, or any public offering. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S or Rule 701 under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Purchaser	Date of Issuance	Number of Securities	Consideration in U.S. Dollars	Underwriting Discount and Commission
Sharon Pierson	November 16, 2016	1 ordinary share	0.0001	Not applicable
Qufenqi Holding Limited	November 16, 2016	1 ordinary share	0.0001	Not applicable
Qufenqi Holding Limited	December 9, 2016	79,305,190 ordinary shares	7,930	Not applicable
Wa Sung Investment limited	December 9, 2016	15,088,284 Series C-5 preferred shares	1,509	Not applicable
Phoenix Auspicious FinTech Investment L.P.	December 9, 2016	42,984,230 Series C-5 preferred shares	4,299	Not applicable
Kunlun Group Limited	December 9, 2016	38,487,004 Series B-1 preferred shares, 19,469,603 Series C-2 preferred shares	5,796	Not applicable
Source Code Accelerate L.P.	December 9, 2016	4,779,796 Series A-2 preferred shares, 31,865,304 Series B-3 preferred shares, 10,823,841 Series C-4 ordinary shares	4,747	Not applicable
API (Hong Kong) Investment Limited	December 9, 2016	37,720,709 Series C-1 preferred shares	3,773	Not applicable
Ever Bliss Fund, L.P.	December 9, 2016	2,368,823 Series A-1 preferred shares, 4,737,645 Series B-2 preferred shares, 12,123,476 Series C-3 preferred shares	1,923	Not applicable
Joyful Bliss Limited	December 9, 2016	247,818 Series A-1 preferred shares, 495,636 Series B-2 preferred shares, 1,268,317 Series C-3 preferred shares	202	Not applicable

Registration Rights

Pursuant to our shareholders’ agreement entered into in December 9, 2016, we have granted certain registration rights to holders of our registrable securities, which include our convertible redeemable preferred shares and ordinary shares converted from convertible redeemable preferred shares, for a period of up to five years from the closing of the offering. Set forth below is a description of the registration rights under this agreement.

Demand Registration Rights

Under the terms of the shareholders’ agreement dated December 9, 2016, among us and our existing shareholders, certain holders of our registrable securities, at any time from after the earlier of (i) six months after this offering and (ii) five years after December 9, 2016, until the earlier of (i) the fifth anniversary of the closing of this offering, and (ii) such time at which all registrable securities held by certain shareholders and proposed to be sold may be sold under Rule 144 of the Securities Act in any three-month period without registration in compliance with Rule 144 of the Securities Act, have the right to demand that we file a registration statement under the Securities Act covering the registration of all or part of their registrable securities. We, however, are not obligated to effect a demand registration if, among other things, we have already effected two demand registrations. We have the right to defer filing of a registration statement for up to 90 days if our board of directors determine in good faith that filing of a registration will be materially detrimental to us, but we cannot exercise the deferral right more than once in any twelve-month period.

Piggyback Registration Rights

If we propose to file a registration statement in connection with a public offering of securities of our company other than relating to an employee benefit plan, corporate reorganization, demand registration, Form S-3/F-3 registration or transaction under Rule 145 of the Securities Act then we must offer each holder of the registrable securities the opportunity to include their shares in the registration statement. Such requests for registrations are not counted as demand registrations.

Form S-3/F-3 Registration Rights

When eligible for use of form S-3/F-3, holders of our registrable securities then outstanding may request in writing that we effect a registration on Form S-3/F-3 so long, among other things, the gross proceeds net of any underwriters’ discounts or commission of the securities to be sold under the registration statement equals or exceeds US$1 million. We, however, are not obligated to effect a registration on Form S-3/F-3 if, among other things, we have already effected two registrations within any twelve-month period preceding the date of the registration request. We have the right to defer filing of a registration statement for up to 90 days if our board of directors determine in good faith that filing of a registration will be materially detrimental to us, but we cannot exercise the deferral right more than once in any twelve-month period.

Registration pursuant to Form S-3/F-3 registration rights is not deemed to be a demand registration, and there is no limit on the number of times the holders may exercise their Form S-3/F-3 registration rights.

Expenses of Registration

We will pay all expenses incurred by us relating to any demand, piggyback or Form S-3/F-3 registration, except that the requesting holders shall bear the expense of any underwriting discounts and selling commissions relating to the offering of their securities. We will not be required to pay for any expenses of any registration proceeding begun pursuant to demand registration rights, unless subject to certain exception, if the registration request is subsequently withdrawn at the request of a majority of the holders of the registrable securities to be registered.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

                , as depositary, will register and deliver the ADSs. Each ADS will represent an ownership interest in ordinary shares deposited with, as custodian for the depositary. Each ADS will also represent an ownership interest in any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at                      . The principal executive office of the depositary is located at                     .

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have a shareholder’s rights. Cayman Islands law governs shareholders’ rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have an ADS holder’s rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holders’ rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see “Where You Can Find More Information.”

Holding the ADSs

How will you hold your ADSs?

You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in the DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs.

•	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements into U.S. dollars if it can do so on a reasonable basis, and can transfer the U.S. dollars to the United States. If that is not possible or lawful or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

•	Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Shares. The depositary may, upon our timely instruction, distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution to the extent reasonably practicable and permissible under law. The depositary will only distribute whole ADSs. It will try to sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new ordinary shares. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses in connection with that distribution.

•	Elective Distributions in Cash or Shares. If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practical to make such elective distribution available to you, or it could decide that it is only legal or reasonably practical to make such elective distribution available to some but not all holders of the ADSs. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

•	Rights to Purchase Additional Shares. If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, the depositary may after consultation with us and having received timely notice of such distribution by us, make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancelation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

•

Other Distributions. Subject to receipt of timely notice from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice: it may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash; or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancelation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

Except for ordinary shares deposited by us in connection with this offering, no shares will be accepted for deposit during a period of 180 days after the date of this prospectus. The 180-day lock-up period is subject to adjustment under certain circumstances as described in the section entitled “Shares Eligible for Future Sale — Lock-up Agreements.”

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the deposited securities. Otherwise, you won’t be able to exercise your right to vote unless you withdraw the ordinary shares your ADSs represent. However, you may not know about the meeting enough in advance to withdraw the ordinary shares.

If we ask for your instructions and upon timely notice from us, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs as you direct, including an express indication that such instruction may be given or deemed given in accordance with the second to last sentence of this paragraph if no instruction is received, to the depositary to give a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our constitutive documents, to vote or to have its agents vote the ordinary shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exits or the matter materially and adversely affects the rights of holders of the ordinary shares.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will try to give the depositary notice of any such meeting and details concerning the matters to be voted upon sufficiently in advance of the meeting date.

Fees and Expenses

Persons Depositing or Withdrawing Shares Must Pay:	For:
$0.05 (or less) per ADS	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
• Cancelation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	• Any distribution of cash proceeds to you

A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$0.05 (or less) per ADS per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw ordinary shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
• Converting foreign currency to U.S. dollars

Persons Depositing or Withdrawing Shares Must Pay:	For:

Taxes and other governmental charges the depositary or the custodian has to pay on any ADS or share underlying an ADS, including any applicable interest and penalties thereon and any share transfer or other taxes on governmental charges, for example, stock transfer taxes, stamp duty or withholding taxes

• As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

            , as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time.

The depositary collects its fees for issuance and cancelation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for you.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
• Change the nominal or par value of our ordinary shares	• The cash, shares or other securities received by the depositary will become deposited securities
• Reclassify, split up or consolidate any of the deposited securities	• Each ADS will automatically represent its equal share of the new deposited securities
• Distribute securities on the ordinary shares that are not distributed to you or Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

•    The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary within 90 days. In such case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver ordinary shares and other deposited securities upon cancelation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination, our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain facilities in New York to record and process the issuance, cancelation, combination, split-up and transfer of ADRs.

These facilities may be closed from time to time, to the extent not prohibited by law or if any such action is deemed necessary or advisable by the depositary or us, in good faith, at any time or from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange on which the ADRs or ADSs are listed, or under any provision of the deposit agreement or provisions of, or governing, the deposited securities, or any meeting of our shareholders or for any other reason.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement, including requirements of any present or future law, regulation, governmental or regulatory authority or share exchange of any applicable jurisdiction, any present or future provisions of our memorandum and articles of association, on account of possible civil or criminal penalties or restraint, any provisions of or governing the deposited securities or any act of God, war or other circumstances beyond our control as set forth in the deposit agreement;

•	are not liable if either of us exercises, or fails to exercise, discretion permitted under the deposit agreement;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any indirect, special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

•	disclaim any liability for any action/inaction in reliance on the advice or information of legal counsel, accountants, any person presenting ordinary shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information;

•	disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADSs; and

•	disclaim any liability for any indirect, special, punitive or consequential damages.

The depositary and any of its agents also disclaim any liability for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the creditworthiness of any third party, or for any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we think it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

•	You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time except:

•	when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our ordinary shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADSs. The depositary may also deliver ordinary shares upon cancelation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to the depositary. The depositary may receive ADSs instead of ordinary shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer (a) owns the ordinary shares or ADSs to be deposited, (b) assigns all beneficial rights, title and interest in such ordinary shares or ADSs to the depositary for the benefit of the owners, (c) will not take any action with respect to such ordinary shares or ADSs that is inconsistent with the transfer of beneficial ownership, (d) indicates the depositary as owner of such ordinary shares or ADSs in its records and (e) unconditionally guarantees to deliver such ordinary shares or ADSs to the depositary or the custodian, as the case may be; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. Each pre-release is subject to further indemnities and credit regulations as the depositary considers appropriate. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so, including (1) due to a decrease in the aggregate number of ADSs outstanding that causes existing pre-release transactions to temporarily exceed the limit stated above or (2) where otherwise required by market conditions.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/ Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on, and compliance with, instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

SHARES ELIGIBLE FOR FUTURE SALE

Upon closing of this offering, we will have ADSs outstanding representing approximately         % of our ordinary shares (or ADS outstanding representing approximately         % of our ordinary shares if the underwriters exercise in full the over-allotment option). In addition, options to purchase an aggregate of approximately            ordinary shares will be outstanding as of the closing of this offering. Of these options,            will have vested at or prior to the closing of this offering and approximately will vest over the next    years.

All of the ADSs sold in this offering and the ordinary shares they represent will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Rule 144 of the Securities Act defines an “affiliate” of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our company. All outstanding ordinary shares prior to this offering are “restricted securities” as that term is defined in Rule 144 because they were issued in a transaction or series of transactions not involving a public offering. Restricted securities, in the form of ADSs or otherwise, may be sold only if they are the subject of an effective registration statement under the Securities Act or if they are sold pursuant to an exemption from the registration requirement of the Securities Act such as those provided for in Rules 144 or 701 promulgated under the Securities Act, which rules are summarized below. Restricted ordinary shares may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S under the Act. This prospectus may not be used in connection with any resale of our ADSs acquired in this offering by our affiliates.

Pursuant to Rule 144, ordinary shares will be eligible for sale at various times after the date of this prospectus, subject to the lock-up agreements.

Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or ADSs, and while our application has been made to list our ADSs on the [NYSE/NASDAQ], we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by ADSs.

Lock-up Agreements

We, our directors, executive officers and our existing shareholders have agreed, subject to some exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date this prospectus becomes effective. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers or existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned our restricted securities for at least six months is entitled to sell the restricted securities without registration under the Securities Act, subject to certain restrictions. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares) may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

•	1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately ordinary shares immediately after this offering; and

•	the average weekly trading volume of our ADSs on the [NYSE/NASDAQ] during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. The manner-of-sale provisions require the securities to be sold either in “brokers’ transactions” as such term is defined under the Securities Act, through transactions directly with a market maker as such term is defined under the Exchange Act or through a riskless principal transaction as described in Rule 144. In addition, the manner-of-sale provisions require the person selling the securities not to solicit or arrange for the solicitation of orders to buy the securities in anticipation of or in connection with such transaction or make any payment in connection with the offer or sale of the securities to any person other than the broker or dealer who executes the order to sell the securities. If the amount of securities to be sold in reliance upon Rule 144 during any period of three months exceeds 5,000 shares or other units or has an aggregate sale price in excess of US$50,000, three copies of a notice on Form 144 should be filed with the SEC. If such securities are admitted to trading on any national securities exchange, one copy of such notice also must be transmitted to the principal exchange on which such securities are admitted. The Form 144 should be signed by the person for whose account the securities are to be sold and should be transmitted for filing concurrently with either the placing with a broker of an order to execute a sale of securities or the execution directly with a market maker of such a sale.

Persons who are not our affiliates and have beneficially owned our restricted securities for more than six months but not more than one year may sell the restricted securities without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than one year may freely sell the restricted securities without registration under the Securities Act.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701 under the Securities Act, or Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Registration Rights

Upon closing of this offering, the holders of                of our ordinary shares or their transferees (or the holders of our ordinary shares or their transferees if the underwriters exercise in full the over-allotment option) will be entitled to request that we register their ordinary shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital — Registration Rights.”

TAXATION

The following is a general summary of the material Cayman Islands, People’s Republic of China and United States federal income tax consequences relevant to an investment in our ADSs and ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (2011 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council:

(1)	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(2)	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking for us is for a period of twenty years from November 29, 2016.

People’s Republic of China Taxation

In March 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, which became effective on January 1, 2008. The Enterprise Income Tax Law provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Rules of the Enterprise Income Tax Law further defines the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise. While we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of some of our overseas subsidiaries are located in China, in which case we or the overseas subsidiaries, as the case may be, would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. One example is a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs. It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

Certain United States Federal Income Tax Considerations

The following discussion describes certain United States federal income tax consequences of the purchase, ownership and disposition of our ADSs and ordinary shares as of the date hereof. This discussion deals only with ADSs and ordinary shares that are held as capital assets by a United States Holder (as defined below).

As used herein, the term “United States Holder” means a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. In addition, this discussion is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our ADSs or ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our voting stock;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our ADSs or ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or ordinary shares, you should consult your tax advisors.

This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income or the effects of any state, local or non-United States tax laws. If you are considering the purchase of our ADSs or ordinary shares, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the purchase, ownership and disposition of our ADSs or ordinary shares, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

Subject to the discussion under “— Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or ordinary shares (including any amounts withheld to reflect potential PRC withholding taxes, as discussed above under “— People’s Republic of China Taxation”) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the tax basis of the ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not, however, expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend.

Any dividends that you receive (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate United States investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which we have applied to list on the [NYSE/NASDAQ] will be readily tradable on an established securities market in the United States once they are so listed. Thus, we believe that dividends we pay on our ADSs will meet the conditions required for these reduced tax rates. Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, we do not believe that dividends that we pay on our common shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance, however, that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, we may be eligible for the benefits of the income tax treaty between the United States and PRC, or the Treaty, and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would be eligible for reduced rates of taxation. See “Taxation — People’s Republic of China Taxation.” Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company in the taxable year in which such dividends are paid or in the preceding taxable year (see “— Passive Foreign Investment Company” below).

Subject to certain conditions and limitations (including a minimum holding period requirement), any PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability.    For purposes of calculating the foreign tax credit, dividends paid on the ADSs or ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income.    The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Distributions of ADSs, ordinary shares or rights to subscribe for ADSs or ordinary shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (a “PFIC”) for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or the foreseeable future, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. However, there is uncertainty as to the treatment of our corporate structure and ownership of our consolidated VIE for United States federal income tax purposes. For United States federal income tax purposes, we consider ourselves to own the share of our consolidated VIE. If it is determined, contrary to our view, that we do not own the share of our consolidated VIE for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of our ADSs, a decrease in the price of our ADSs may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of

ADSs or ordinary shares. Distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our ADSs or ordinary shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold the ADSs or ordinary shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your ADSs or ordinary shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your own tax advisor about this election.

In lieu of being subject to the special tax rules discussed above, you may make a mark-to-market election with respect to your ADSs or ordinary shares provided such ADSs or ordinary shares are treated as “marketable stock.” The ADSs or ordinary shares generally will be treated as marketable stock if the ADSs or ordinary shares are regularly traded on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations). Under current law, the mark-to-market election may be available to holders of ADSs once the ADSs are listed on [NYSE/NASDAQ] which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that it is intended that only the ADSs and not the ordinary shares will be listed on [NYSE/NASDAQ]. Consequently, if you are a holder of ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election.

If you make an effective mark-to-market election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, upon the sale or other disposition of your ADSs in a year that we are a PFIC, any gain will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or other market, or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, you can sometimes avoid the special tax rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

You will generally be required to file Internal Revenue Service Form 8621 if you hold our ADSs or ordinary shares in any year in which we are classified as a PFIC. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of the ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Subject to the discussion under “— Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or ordinary shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax were imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or if you fail to make the election to treat any gain as PRC source, then you generally would not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or ordinary shares and the proceeds from the sale, exchange or other disposition of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom              are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated below:

Name	Number of ADSs

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the ADSs directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of                per ADS under the initial public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional                ADSs at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.

The following table shows the per ADS and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                ADSs.

	Per ADS	Total
		No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us:	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $                .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC.

We intend to apply for the listing of our ADSs on the [NYSE/NASDAQ] under the trading symbol “QD.”

[We and all directors and officers and the holders of all of our outstanding ordinary shares and share options have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•	file any registration statement with the Securities and Exchange Commission relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ordinary shares or ADSs,

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares, ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.]

The restrictions described in the preceding paragraph are subject to certain exceptions.

The representatives, in their sole discretion, may release the ordinary shares, ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs. Finally, the underwriters may reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in this offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs. These activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

[Directed Share Program

At our request, the underwriters have reserved up to        % of the ADSs to be issued by us and offered by this prospectus for sale, at the initial public offering price, to some of our existing shareholders and business associates and related persons. The number of ADSs available for sale to the general public will be reduced to the extent these individuals purchase such reserved ADSs. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus.]

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia

This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a) you confirm and warrant that you are either:

(i) “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

(ii) “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii) person associated with the company under section 708(12) of the Corporations Act; or

(iv) “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act;

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance;

(b) you warrant and agree that you will not offer any of the ADSs issued to you pursuant to this document for resale in Australia within 12 months of those ADSs being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Canada

The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

No offer or invitation may be made to the public in the Cayman Islands to subscribe for or purchase the ADSs. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Dubai International Finance Center

This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services

Authority. This document is intended for distribution only to Persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State unless the prospectus has been approved by the competent authority in such Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	by the underwriters to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

•	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

•	in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Hong Kong

The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Korea

The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the ADSs may not be resold to Korean residents unless the purchaser of the ADSs complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the securities has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the securities as principal, if the offer is on terms that the securities may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the securities is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Mexico

None of the ADSs or the ordinary shares have been or will be registered with the National Securities Registry (Registro Nacional de Valores) maintained by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) of Mexico and, as a result, may not be offered or sold publicly in Mexico. The ADSs and the ordinary shares may only be sold to Mexican institutional and qualified investors, pursuant to the private placement exemption set forth in the Mexican Securities Market Law (Ley del Mercado de Valores).

People’s Republic of China

This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Qatar

In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Switzerland

The ADSs will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to our company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

Taiwan

The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

United Arab Emirates.

This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

The offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the UAE.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of

Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the ADSs by us. With the exception of the SEC registration fee and the Financial Industry Regulatory Authority filing fee, all amounts are estimates.

SEC registration fee	US$
[NYSE/NASDAQ] listing fee
Financial Industry Regulatory Authority filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous

Total	US$

These expenses will be borne by us, except for underwriting discounts and commissions, which will be borne by us in proportion to the numbers of ADSs sold in the offering by us, respectively.

LEGAL MATTERS

We are being represented by Simpson Thacher & Bartlett LLP with respect to certain legal matters of United States federal securities and New York state law. The underwriters are being represented by Kirkland & Ellis LLP with respect to certain legal matters as to United States. The validity of the ordinary shares represented by the ADSs offered in this offering and legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Certain legal matters as to PRC law will be passed upon for us by Fangda Partners and for the underwriters by Tian Yuan Law Firm. Simpson Thacher & Bartlett LLP and Conyers Dill & Pearman may rely upon Fangda Partners with respect to matters governed by PRC law. Kirkland & Ellis LLP may rely upon Tian Yuan Law Firm with respect to matters governed by PRC law.

EXPERTS

Our consolidated financial statements at December 31, 2014 and 2015 and in the period or year then ended, appearing in this registration statement, have been audited by Ernst & Young Hua Ming LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein are included in reliance on their report given on their authority as experts in accounting and auditing.

The office of Ernst & Young Hua Ming LLP is located at 50/F, Shanghai World Financial Center, 100 Century Avenue, Pudong New Area, Shanghai, People’s Republic of China.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. A related registration statement on F-6 will be filed with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon closing of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s web site at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated combined financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

QUDIAN INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS

PAGE(S)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2

AUDITED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2014 AND 2015	F-3

AUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS FOR THE PERIOD FROM APRIL 9, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014 AND FOR THE YEAR ENDED DECEMBER 31, 2015	F-7

AUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/ (DEFICIT) FOR THE PERIOD FROM APRIL 9, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014 AND FOR THE YEAR ENDED DECEMBER 31, 2015	F-9

AUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE PERIOD FROM APRIL 9, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014 AND FOR THE YEAR ENDED DECEMBER 31, 2015	F-10

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD FROM APRIL 9, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014 AND FOR THE YEAR ENDED DECEMBER 31, 2015	F-12

AUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2015 AND UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2016	F-51

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OR LOSS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016	F-55

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016	F-56

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016	F-58

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Qudian Inc.,

We have audited the accompanying consolidated balance sheets of Qudian Inc. (the “Company”) as of December 31, 2014 and 2015, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity/ (deficit), and cash flows for the period from April 9, 2014 (date of inception) to December 31, 2014 and for the year ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2014 and 2015, and the consolidated results of its operations and its cash flows for the period from April 9, 2014 (date of inception) to December 31, 2014 and for the year ended December 31, 2015, in conformity with United States generally accepted accounting principles.

/s/ Ernst & Young Hua Ming LLP

Shanghai, the People’s Republic of China

February 24, 2017

QUDIAN INC.

AUDITED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2014 AND 2015

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2014	2015
		RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents		1,928,830	210,114,007	31,508,436
Short-term investments	3	—	49,000,000	7,347,979
Short-term loan principal and service fee receivables (net of allowance of RMB 1,433,090 and RMB 44,249,389 (US$6,635,583); including deferred origination costs of RMB nil and RMB 11,386,922 (US$1,707,569) as of December 31, 2014 and 2015, respectively)	4	420,218,937	2,060,768,476	309,030,288
Short-term amounts due from related parties	18	2,092,490	34,930,175	5,238,086
Prepaid expenses and other current assets	5	21,120,526	89,734,221	13,456,433

Total current assets		445,360,783	2,444,546,879	366,581,222

Non-current assets
Long-term loan principal and service fee receivables (net of allowance of RMB 234,375 and RMB 1,959,886 (US$293,902) as of December 31, 2014 and 2015, respectively)	4	93,369,985	177,582,270	26,630,017
Property and equipment, net	6	1,080,684	1,881,544	282,154
Intangible assets	7	—	28,812	4,321
Long-term amounts due from related parties	18	—	1,622,318	243,281
Other non-current assets	8	4,080,626	49,933,831	7,488,015

Total non-current assets		98,531,295	231,048,775	34,647,788

TOTAL ASSETS		543,892,078	2,675,595,654	401,229,010

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

AUDITED CONSOLIDATED BALANCE SHEETS – continued

AS OF DECEMBER 31, 2014 AND 2015

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2014	2015
		RMB	RMB	US$
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities
Short-term borrowings and interest payables (including short-term borrowings of the consolidated VIE without recourse to the Company of RMB 392,649,101 and RMB 1,562,883,429 (US$234,368,063) as of December 31, 2014 and 2015, respectively)	9	392,649,101	1,562,883,429	234,368,063

Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Company of RMB 11,730,432 and RMB 48,613,878 (US$7,290,077) as of December 31, 2014 and 2015, respectively)	10	11,730,432	48,613,878	7,290,077

Short-term amounts due to related parties (including short-term amounts due to related parties of the consolidated VIE without recourse to the Company of RMB 102,353,346 and RMB 1,606,109,547 (US$240,850,198) as of December 31, 2014 and 2015, respectively)	18	102,353,346	1,606,109,547	240,850,198

Total current liabilities		506,732,879	3,217,606,854	482,508,338

Non-current liabilities
Long-term borrowings and interest payables (including long-term borrowings of the consolidated VIE without recourse to the Company of RMB 75,216,812 and RMB 89,357,959 (US$13,400,009) as of December 31, 2014 and 2015, respectively)	9	75,216,812	89,357,959	13,400,009

Total non-current liabilities		75,216,812	89,357,959	13,400,009

Total liabilities		581,949,691	3,306,964,813	495,908,347

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

AUDITED CONSOLIDATED BALANCE SHEETS – continued

AS OF DECEMBER 31, 2014 AND 2015

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2014	2015
		RMB	RMB	US$
Commitments and contingencies	20	—	—

Mezzanine equity
Convertible preferred shares	21
Series A-1 (US$0.0001 par value; 2,616,641 shares authorized, and outstanding as of December 31, 2014 and 2015)		69,914,696	69,914,696	10,484,321
Series A-2 (US$ 0.0001 par value; 4,779,796 shares authorized, and outstanding as of December 31, 2014 and 2015)		127,712,583	127,712,583	19,151,621
Series B-1 (US$ 0.0001 par value; 38,487,004 shares authorized, and outstanding as of December 31, 2014 and 2015)		1,028,344,036	1,028,344,036	154,209,198
Series B-2 (US$ 0.0001 par value; 5,233,281 shares authorized, and outstanding as of December 31, 2014 and 2015)		139,829,364	139,829,364	20,968,638
Series B-3 (US$ 0.0001 par value; 31,865,304 shares authorized, and outstanding as of December 31, 2014 and 2015)		851,417,151	851,417,151	127,677,461
Series C-1 (US$ 0.0001 par value; 37,720,709 shares authorized, and outstanding as of December 31, 2014 and 2015)		1,007,869,205	1,007,869,205	151,138,818
Series C-2 (US$ 0.0001 par value; 19,469,603 shares authorized, and outstanding as of December 31, 2014 and 2015)		520,213,268	520,213,268	78,010,537
Series C-3 (US$ 0.0001 par value; 13,391,793 shares authorized, and outstanding as of December 31, 2014 and 2015)		357,818,719	357,818,719	53,658,052

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

AUDITED CONSOLIDATED BALANCE SHEETS – continued

AS OF DECEMBER 31, 2014 AND 2015

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2014	2015
		RMB	RMB	US$

Mezzanine equity
Convertible preferred shares	21
Series C-4 (US$ 0.0001 par value;10,823,841 shares authorized, and outstanding as of December 31, 2014 and 2015)		289,204,957	289,204,957	43,368,817
Series C-5 (US$ 0.0001 par value; 58,072,514 shares authorized, and outstanding as of December 31, 2014 and 2015)		1,551,654,251	1,551,654,251	232,684,150

Total mezzanine equity		5,943,978,230	5,943,978,230	891,351,613

Shareholders’ deficit
Ordinary shares (US$0.0001 par value; 577,539,514 shares authorized, and 79,305,191 shares issued and outstanding as of December 31, 2014 and 2015,)
Additional paid-in capital		2,717,419	58,324,589	8,746,283
Accumulated deficit		(5,984,753,262)	(6,633,671,978)	(994,777,233)

Total shareholders’ deficit		(5,982,035,843)	(6,575,347,389)	(986,030,950)

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT		543,892,078	2,675,595,654	401,229,010

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

AUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE PERIOD FROM APRIL 9, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014

AND FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	Note	For the period from April 9, 2014 (date of inception) through December 31, 2014	For the year ended December 31, 2015
		RMB	RMB	US$
Revenues
Service income (including related party amounts of RMB nil and RMB 133,380 (US$ 20,001) for the period from April 9, 2014 (date of inception) through December 31, 2014 and the year ended December 31, 2015, respectively)		21,093,779	153,554,326	23,026,817
Sales commission fees		2,925,952	62,181,657	9,324,684
Penalty fees		113,591	19,271,448	2,889,922

Total revenues		24,133,322	235,007,431	35,241,423

Operating cost and expenses
Cost of revenues (including related party amounts of RMB nil and RMB 8,185,069 (US$ 1,227,423) for the period from April 9, 2014 (date of inception) through December 31, 2014 and the year ended December 31, 2015, respectively)	11	9,013,805	148,416,681	22,256,382
Sales and marketing		46,367,532	192,602,650	28,882,455
General and administrative		3,502,752	42,425,953	6,362,143
Research and development		4,359,858	37,529,908	5,627,939
Allowance for loan principal and service fee receivables		1,667,465	45,110,717	6,764,747

Loss from operations		(40,778,090)	(231,078,478)	(34,652,243)
Interest and investment income		8,146	2,888,911	433,218
Foreign exchange gain, net		—	752,253	112,807
Other income	12	98	778,777	116,784
Other expenses	13	(5,186)	(6,505,207)	(975,513)

Loss before income taxes		(40,775,032)	(233,163,744)	(34,964,947)
Income tax expense	14	—	—	—

Net loss		(40,775,032)	(233,163,744)	(34,964,947)

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

AUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS – continued

FOR THE PERIOD FROM APRIL 9, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014

AND FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	Note	For the period from April 9, 2014 (date of inception) through December 31, 2014	For the year ended December 31, 2015
		RMB	RMB	US$

Net loss attributable to Qudian Inc.’s shareholders		(40,775,032)	(233,163,744)	(34,964,947)

Net loss per share – basic and diluted	15	(0.51)	(2.94)	(0.44)
Weighted average number of shares outstanding		79,305,191	79,305,191	79,305,191

Total comprehensive loss		(40,775,032)	(233,163,744)	(34,964,947)

Total comprehensive loss attributable to Qudian Inc.’s shareholders		(40,775,032)	(233,163,744)	(34,964,947)

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

AUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/ (DEFICIT)

FOR THE PERIOD FROM APRIL 9, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014

AND FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Total equity/(deficit)
	Number of shares	Amount	RMB	RMB	RMB
		RMB
Balance at April 9, 2014 (date of inception)	79,305,191	—	—	(5,943,978,230)	(5,943,978,230)
Share-based compensation (Note 19)	—	—	2,717,419	—	2,717,419
Net loss	—	—	—	(40,775,032)	(40,775,032)

Balance at December 31, 2014	79,305,191	—	2,717,419	(5,984,753,262)	(5,982,035,843)
Capital contribution by shareholders	—	—	422,679,605		422,679,605
Share-based compensation (Note 19)	—	—	55,607,170	—	55,607,170
Shareholder distribution (Note 17)			(422,679,605)	(415,754,972)	(838,434,577)
Net loss	—	—	—	(233,163,744)	(233,163,744)

Balance at December 31, 2015	79,305,191	—	58,324,589	(6,633,671,978)	(6,575,347,389)

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

AUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIOD FROM APRIL 9, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014

AND FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	For the period from April 9, 2014 (date of inception) thourgh December 31, 2014	For the year ended December 31, 2015
	RMB	RMB	US$
Cash flows from operating activities
Net loss	(40,775,032)	(233,163,744)	(34,964,947)
Adjustments to reconcile net loss to net cash used in operating activities:
Allowance for loan principal and service fee receivables	1,667,465	45,110,717	6,764,747
Depreciation and amortization	56,861	681,004	102,123
Amortization of deferred origination costs	—	17,559,933	2,633,266
Share-based compensation	2,717,419	55,607,170	8,338,782
Investment income on short-term investments	—	(764,538)	(114,649)
Changes in operating assets and liabilities:
Service fee receivables	(1,973,141)	718,823	107,794
Receivables from related parties	(2,092,490)	2,017,359	302,521
Other current and non-current assets	(3,416,958)	(28,177,699)	(4,225,495)
Interest payables	1,564,919	6,174,213	925,877
Other current and non-current liabilities	11,730,432	31,917,006	4,786,235

Net cash used in operating activities	(30,520,525)	(102,319,756)	(15,343,746)

Cash flows from investing activities
Proceeds from redemption of short-term investments	—	828,237,006	124,201,396
Proceeds from collection of loan principal	60,100,410	2,437,826,998	365,573,517
Proceeds from collection of loan principal due from related parties	—	810,234	121,502
Realized investment income of short-term investments	—	764,538	114,649
Purchase of short-term investments	—	(877,237,006)	(131,549,375)
Purchase of equipment and property and intangible assets	(1,137,545)	(1,510,676)	(226,539)
Payments to originate loan principal	(578,240,854)	(4,250,330,419)	(637,374,285)
Payments to originate loan principal due from related parties	—	(3,515,287)	(527,148)

Net cash used in investing activities	(519,277,989)	(1,864,954,612)	(279,666,283)

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

AUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS – continued

FOR THE PERIOD FROM APRIL 9, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014

AND FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	For the period from April 9, 2014 (date of inception) through December 31, 2014	For the year ended December 31, 2015
	RMB	RMB	US$
Cash flows from financing activities
Contribution from shareholders	—	422,679,605	63,384,510
Proceeds from borrowings	512,253,279	3,162,152,632	474,192,492
Proceeds from related parties	102,353,346	665,321,624	99,770,807
Refund of deposits from Funding Partners	—	62,307,707	9,343,587
Repayment of borrowings	(45,952,285)	(1,983,951,370)	(297,510,890)
Payment of deposits to Funding Partners	(16,926,996)	(153,050,653)	(22,951,286)

Net cash provided by financing activities	551,727,344	2,175,459,545	326,229,220

Net increase in cash and cash equivalents	1,928,830	208,185,177	31,219,191
Cash and cash equivalents at the beginning of the period/year	—	1,928,830	289,245

Cash and cash equivalents at the end of the period/ year	1,928,830	210,114,007	31,508,436

Supplemental disclosures of cash flow information:
Income taxes paid	—	—	—
Interest expense paid	6,242,324	116,668,440	17,495,455

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM APRIL 9, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014

AND FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1.	Organization

Qudian Inc. (the “Company”, and where appropriate, the term “Company” also refers to its subsidiaries, variable interest entity and subsidiaries of the variable interest entity as a whole) is a limited company incorporated in the Cayman Islands under the laws of the Cayman Islands on November 16, 2016. The Company, through its subsidiaries, variable interest entity (“VIE”) and subsidiaries of the VIE, are principally engaged in the operation of internet financial services platforms to provide credit services in the People’s Republic of China (the “PRC”). The Company does not conduct any substantive operations of its own. As PRC law and regulations prohibit foreign control of companies involved in internet value-added business, the Company conducts its primary business operations through its VIE.

In preparation of its initial public offering in the United States, the Company was restructured on December 9, 2016 (the “Restructuring date”) in order to establish the Company as the parent company. As part of the restructuring, the business operations of the VIE were transferred to the Company. In return, the Company issued 79,305,191 of ordinary shares to Qufenqi Holding Limited, a company wholly owned by Mr. Luo Min (“the Founder”), as well as 2,616,641 of Series A-1 preferred shares, 4,779,796 of Series A-2 preferred shares (collectively “Series A”), 38,487,004 of Series B-1 preferred shares, 5,233,281 of Series B-2 preferred shares, 31,865,304 of Series B-3 preferred shares (collectively “Series B”), 37,720,709 of Series C-1 preferred shares, 19,469,603 of Series C-2 preferred shares, 13,391,793 of Series C-3 preferred shares, 10,823,841 of Series C-4 preferred shares and 58,072,514 of Series C-5 preferred shares (collectively “Series C”) to the same group of third party shareholders of the VIE.

As the shareholdings in the Company and the VIE were identical immediately before and after the restructuring, the transaction was accounted for under common ownership, in a manner similar to a pooling of interests. Therefore, the accompanying consolidated financial statements have been prepared as if the corporate structure of the Company had been in existence since the beginning of the periods presented. Furthermore, the Series A, B and C preferred shares were recorded at fair value on the Restructuring date and presented on a retroactive basis.

QUDIAN INC.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE PERIOD FROM APRIL 9, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014

AND FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1.	Organization – continued

As of December 31, 2015, the Company’s subsidiaries, VIE and subsidiaries of VIE are as follows:

Entity	Date of incorporation	Place of incorporation	Percentage of legal ownership by the Company	Principal activities
Subsidiaries
QD Data Limited (“Qudian HK”)	December 2, 2016	Hong Kong (“HK”)	100%	Investment holding
QD Technology Limited (“Qudian BVI”)	November 23, 2016	British Virgin Islands (“BVI”)	100%	Investment holding
Qufenqi (Ganzhou) Information Technology Co., Ltd. (“Qufenqi Ganzhou”)	September 5, 2016	PRC	100%	Investment holding, research and development

VIE
Beijing Happy Time Technology Co., Ltd. (“Beijing Happy Time”)	April 9, 2014	PRC	Nil	Technology development and service, sale of products

Subsidiaries of the VIE
Qufenqi Beijing Information Technology Co., Ltd. (“Qufenqi Beijing”)	August 15, 2014	PRC	Nil	Technology development and service
Beijing Happy Fenqi Technology Co., Ltd. (“Beijing Happy Fenqi”)	November 19, 2014	PRC	Nil	Technology development and service
Tianjin Happy Time Technology Co., Ltd. (“Tianjin Happy Time”)	March 20, 2015	PRC	Nil	Technology development and service, sale of products
Tianjin Qufenqi Technology Co., Ltd. (“Tianjin Qufenqi”)	June 5, 2015	PRC	Nil	Technology development and service, sale of products
Tianjin Happy Fenqi Technology Co., Ltd. (“Tianjin Happy Fenqi”)	September 6, 2015	PRC	Nil	Technology development and service
Tianjin Happy Share Asset Management LLP (“Tianjin Happy Share”)	December 15, 2015	PRC	Nil	Investment holding
Ganzhou Happy Fenqi Technology Co., Ltd. (“Ganzhou Happy Fenqi”)	March 21, 2016	PRC	Nil	Technology development and service, sale of products

QUDIAN INC.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE PERIOD FROM APRIL 9, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014

AND FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1.	Organization – continued

Entity	Date of incorporation	Place of incorporation	Percentage of legal ownership by the Company	Principal activities
Ganzhou Happy Fenqi Network Service Co., Ltd. (“Ganzhou Happy Fenqi Network ”)	March 21, 2016	PRC	Nil	Technology development and service, sale of products
Fuzhou Happy Time Technology Co., Ltd. (“Fuzhou Happy Time”)	March 30, 2016	PRC	Nil	Technology development and service, sale of products
Fuzhou High-tech Zone Microcredit Co., Ltd. (“Fuzhou Microcredit”)	May 19, 2016	PRC	Nil	Technology development and service
Ganzhou Happy Time E-commerce Co., Ltd. (“Ganzhou E-commerce”)	September 12, 2016	PRC	Nil	Technology development and service

On November 23, 2016, the Company set up a wholly-owned subsidiary, Qudian BVI in the BVI. On December 2, 2016, the Company set up another wholly-owned subsidiary, Qudian HK in Hong Kong. On December 5, 2016, the Company transferred all of its shares of Qudian HK to Qudian BVI. On December 9, 2016, Qudian HK acquired all the equity interests of Qufenqi Ganzhou from Qufenqi (HK) Limited (an entity controlled by the Founder, “Qufenqi HK”), for a consideration of US$100,000. On December 9, 2016, Beijing Happy Time signed a series of contractual agreements with Qufenqi Ganzhou and its shareholders (the “VIE Agreements”)

As PRC laws and regulations prohibit and restrict foreign ownership of internet value-added businesses, the Company operates its business, primarily through the VIE and the subsidiaries of the VIE. The Company, through Qufenqi Ganzhou entered into power of attorney and an exclusive call option agreement with the nominee shareholders of the VIE, that gave Qufenqi Ganzhou the power to direct the activities that most significantly affect the economic performance of the VIE and to acquire the equity interests in the VIE when permitted by the PRC laws, respectively. Certain exclusive agreements have been entered into with the VIE through Qufenqi Ganzhou, which obligate Qufenqi Ganzhou to absorb a majority of the risk of loss from the VIE’s activities and entitles Qufenqi Ganzhou to receive a majority of their residual returns. In addition, the Company has entered into a share pledge agreement for the equity interests in the VIE held by the nominee shareholders of the VIE. On February 15, 2017, Qudian Inc. agreed to provide unlimited financial support to the VIE for its operations. In addition, pursuant to the resolution of all shareholders of the Company and the resolution of the board of directors of the Company (the “Resolutions”), the board of directors of the Company (the “Board”) or any officer authorized by the Board (the “Authorized Officer”) shall cause Qufenqi Ganzhou to exercise the rights under the power of attorney entered into among Ganzhou Qufenqi, the VIE and the nominee shareholders of the VIE and Qufenqi Ganzhou’s rights under the exclusive call option agreement between Ganzhou Qufenqi and the VIE on December 9, 2016. As a result of the Resolutions and the provision of unlimited financial support from the Company to the VIE, Qudian Inc. has been determined to be most closely associated with the VIE within the group of related parties and was considered to be the Primary Beneficiary.

QUDIAN INC.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE PERIOD FROM APRIL 9, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014

AND FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1.	Organization – continued

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between Qufenqi Ganzhou and the VIE through the aforementioned agreements with the nominee shareholders of the VIE. The nominee shareholders of the VIE effectively assigned all of their voting rights underlying their equity interest in the VIE to Qufenqi Ganzhou. In addition, through the exclusive business cooperation agreement and financial support undertaking letter, Qufenzi Ganzhou demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the profits and all of the expected losses of the VIE. The VIE is subject to operating risks, which determine the variability of the Company’s interest in those entities. Based on these contractual arrangements, the Company consolidates the VIE in accordance with SEC Regulation S-X Rule 3A-02 and Accounting Standards Codification (“ASC”) topic 810 (“ASC 810”), Consolidation, because the Company holds all the variable interests of the VIE through Qufenqi Ganzhou.

The following is a summary of the VIE Agreements:

(1) Power of Attorney Agreements:

Pursuant to the power of attorney signed between Beijing Happy Time’s nominee shareholders and Qufenqi Ganzhou, each nominee shareholder irrevocably appointed Qufenqi Ganzhou as its attorney-in-fact to exercise on each shareholder’s behalf any and all rights that each shareholder has in respect of its equity interest in Beijing Happy Time (including but not limited to executing the exclusive right to purchase agreements, the voting rights and the right to appoint directors and executive officers of Beijing Happy Time). This agreement is effective and irrevocable as long as the nominee shareholder remains a shareholder of Beijing Happy Time.

(2) Exclusive Call Option Agreement:

Pursuant to the exclusive call option agreement entered into between Beijing Happy Time’s nominee shareholders and Qufenqi Ganzhou, the nominee shareholders irrevocably granted Qufenqi Ganzhou a call option to request the nominee shareholders to transfer or sell any part or all of its equity interests in the VIE, or any or all of the assets of VIE, to Qufenqi Ganzhou, or their designees. The purchase price of the equity interests in the VIE shall be equal to the minimum price required by PRC law. As for the assets of VIE, the purchase price should be equal to the book value of the assets or the minimum price as permitted by applicable PRC law, whichever is higher. Without Ganzhou Qufenqi’s prior written consent, the VIE and its nominee shareholders shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interests, create or allow any encumbrance on its assets or other beneficial interests and provide any loans or guarantees, etc. The nominee shareholders cannot request any dividends or other form of assets. If dividends or other form of assets were distributed, the nominee shareholders shall transfer all received distribution to Qufenqi Ganzhou or their designees. This agreement is not terminated until all of the equity interest of the VIE has been transferred to Qufenqi Ganzhou or the person(s) designated by Qufenqi Ganzhou. None of the nominee shareholders have the right to terminate or revoke the agreement under any circumstance unless otherwise regulated by law.

QUDIAN INC.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE PERIOD FROM APRIL 9, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014

AND FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1.	Organization – continued

The following is a summary of the VIE Agreements – continued:

(3) Exclusive Business Cooperation Agreement:

Pursuant to the exclusive business cooperation agreement entered into by Qufenqi Ganzhou and Beijing Happy Time and its subsidiaries, Qufenqi Ganzhou provides exclusive technical support and consulting services in return for fees based on 100% of Beijing Happy Time’s profit before tax, which is adjustable at the sole discretion of Qufenqi Ganzhou. Without Qufenqi Ganzhou’s consent, the VIE and its subsidiaries cannot procure services from any third party or enter into similar service arrangements with any other third party, except for those that by Qufenqi Ganzhou. In addition, the profitable consolidated VIE and its subsidiaries have granted Ganzhou Qufenqi an exclusive right to purchase any or all of the business or assets of each of the profitable consolidated VIE and its subsidiaries at the lowest price permitted under PRC law. This agreement is irrevocable or can only be unilaterally revoked/amended by Qufenqi Ganzhou.

(4) Equity Interest Pledge Agreement:

Pursuant to the equity interest pledge agreements, each nominee shareholder of the VIE has pledged all of their respective equity interests in the VIE to Qufenqi Ganzhou as continuing first priority security interest to guarantee the performance of their and the VIE’s obligations under the power of attorney agreement, the exclusive call option agreement and the exclusive business cooperation agreement. Qufenqi Ganzhou is entitled to all dividends during the effective period of the share pledge except as it agrees otherwise in writing. If Beijing Happy Time or any of the nominee shareholder breaches its contractual obligations, Qufenqi Ganzhou will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of Beijing Happy Time in accordance with PRC law. None of the nominee shareholders shall, without the prior written consent of Qufenqi Ganzhou, assign or transfer to any third party, distribute dividends and create or cause any security interest and any liability in whatsoever form to be created on, all or any part of the equity interests it holds in the VIE. This agreement is not terminated until all of the technical support and consulting and service fees have been fully paid under the exclusive business cooperation agreement and all of Beijing Happy Time’ obligations have been terminated under the other controlling agreements. On February 23, 2017, the Company registered the equity pledge with the relevant office of the administration for industry and commerce in accordance with the PRC Property Rights Law.

Subsequently, in February 2017, the following supplementary agreements were entered into:

(5) Financial support undertaking letter

Pursuant to the financial support undertaking letter, the Company is obligated and hereby undertakes to provide unlimited financial support to the VIE, to the extent permissible under the applicable PRC laws and regulations, whether or not any such operational loss is actually incurred. The Company will not request repayment of the loans or borrowings if the VIE or its shareholders do not have sufficient funds or are unable to repay.

QUDIAN INC.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE PERIOD FROM APRIL 9, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014

AND FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1.	Organization – continued

The following is a summary of the VIE Agreements – continued:

(6) Resolutions of all shareholders and resolution of the board of directors of Qudian Inc. (the “Resolutions”)

The shareholders and the Board of Directors resolved that the Board of Directors or any officer authorized by the Board of Directors shall cause Ganzhou Qufenqi to exercise its rights under the power of attorney agreements and the exclusive call option agreement when the Board of Directors or the Authorized Officer determines that such exercise is in the best interests of the Company and Ganzhou Qufenqi to do so.

In the opinion of the Company’s legal counsel, (i) the ownership structure of the PRC subsidiaries and the VIE, both currently and immediately after giving effect to the initial public offering, does not and will not violate applicable PRC laws and regulations; (ii) each of the VIE Agreements is valid, binding and enforceable in accordance with its terms and applicable PRC laws or regulations and will not violate applicable PRC laws or regulations; (iii) the financial support letter issued by the PRC subsidiaries to the VIE, dated as of December 9, 2016, does not violate the PRC laws and regulations (iv) the resolutions contained in the Resolutions are valid in accordance with the articles of association of the Company and Cayman Island Law.

However, uncertainties in the PRC legal system could cause the Company’s current ownership structure to be found in violation of existing and/or future PRC laws or regulations and could limit the Company’s ability to enforce its rights under these contractual arrangements. Furthermore, the nominee shareholders of the VIE may have interests that are different than those of the Company, which could potentially increase the risk that they would seek to act contrary to the terms of the contractual agreements with the VIE.

In addition, if the current structure or any of the contractual arrangements were found to be in violation of any existing or future PRC laws or regulations, the Company could be subject to penalties, which could include, but not be limited to, revocation of business and operating licenses, discontinuing or restricting business operations, restricting the Company’s right to collect revenues, temporary or permanent blocking of the Company’s internet financial services platforms, restructuring of the Company’s operations, imposition of additional conditions or requirements with which the Company may not be able to comply, or other regulatory or enforcement actions against the Company that could be harmful to its business. The imposition of any of these or other penalties could have a material adverse effect on the Company’s ability to conduct its business.

QUDIAN INC.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE PERIOD FROM APRIL 9, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014

AND FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1.	Organization – continued

As of December 31, 2014 and 2015, the aggregate carrying amounts of the total assets and total liabilities of the VIE were the same as those of the Company. Except for the deposits that were pledged with Peer-to-Peer lending platforms (“P2P platforms”) and other institutions (collectively referred as the “Funding Partners”) as guarantee deposits, there was no other pledge or collateralization of the VIE’s assets. Creditors of the VIE have no recourse to the general credit of the Company, who is the primary beneficiary of the VIE, through its 100% controlled subsidiary Qufenqi Ganzhou. The Company has not provided any financial or other support that it was not previously contractually required to provide to the VIE during the periods presented. The table sets forth the assets and liabilities of the VIEs included in the Company’s consolidated balance sheets:

	As of December 31,
	2014	2015
	RMB	RMB	US$
Loan principal and service fee receivables	420,218,937	2,060,768,476	309,030,288
Other current assets	25,141,846	383,778,403	57,550,934

Total current assets	445,360,783	2,444,546,879	366,581,222

Total non-current assets	98,531,295	231,048,775	34,647,788

Total assets	543,892,078	2,675,595,654	401,229,010

Total current liabilities	506,732,879	3,217,606,854	482,508,338
Total non-current liabilities	75,216,812	89,357,959	13,400,009

Total liabilities	581,949,691	3,306,964,813	495,908,347

The table sets forth the results of operations of the VIE included in the Company’s consolidated statements of comprehensive loss:

	For the period from April 9, 2014 (date of inception) through December 31, 2014	For the year ended December 31, 2015
	RMB	RMB	US$
Revenues	24,133,322	235,007,431	35,241,423
Net loss	(40,775,032)	(233,163,744)	(34,964,947)

The table sets forth the cash flows of the VIE included in the Company’s consolidated statements of cash flows:

	For the period from April 9, 2014 (date of inception) through December 31, 2014	For the year ended December 31, 2015
	RMB	RMB	US$
Net cash used in operating activities	(30,520,525)	(102,319,756)	(15,343,746)
Net cash used in investing activities	(519,277,989)	(1,864,954,612)	(279,666,283)
Net cash provided by financing activities	551,727,344	2,175,459,545	326,229,220

QUDIAN INC.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE PERIOD FROM APRIL 9, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014

AND FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1.	Organization – continued

As of December 31, 2014 and 2015, except for the deposits that were pledged with the Funding Partners as guarantee deposits, there was no pledge or collateralization of the VIE’s assets. The amount of the net liabilities of the VIE was RMB 38 million and RMB 631 million as of December 31, 2014 and 2015, respectively. The creditors of the VIE’s third-party liabilities did not have recourse to the general credit of the Primary Beneficiary in the normal course of business. The Company did not provide or intend to provide financial or other supports not previously contractually required to the VIE during the periods presented.

2.	Summary of Significant Accounting Policies

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIE and the subsidiaries of the VIE. All inter-company transactions and balances have been eliminated.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, allowance for loan principal and service fee receivables, share-based compensation, valuation allowance for deferred tax assets, uncertain tax positions and fair value of investments. Actual results could differ from these estimates.

Revenue recognition

Credit Services

The Company generates revenues primarily by providing borrowers with merchandise and cash instalment credit financing. The Company records service fee income relating to these credit services over the life of the underlying loan using the effective interest method on unpaid principal amounts. Incentives granted to borrowers and deferred origination costs which primarily include payments to vendors for individual credit assessments and commissions to individuals directly involved in the successful loan origination, are recorded as a reduction in service fees using the effective interest method. Such service fees are recorded as service income in the consolidated statements of comprehensive loss.

Cash instalment credit services

Borrowers can draw up to their approved credit limit, through the Company’s online website and application (collectively “financing platform”) and elect the instalment repayment period, mainly ranging from 1 to 24 instalments (either weekly or monthly). Once the borrower makes an initial drawdown, the Company charges the borrowers a service fee for facilitating and guaranteeing the financing once the Company identifies Funding Partners to refinance the loan principal.

QUDIAN INC.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE PERIOD FROM APRIL 9, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014

AND FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies – continued

Revenue recognition – continued

Merchandise instalment credit services

Borrowers can purchase products (e.g. personal consumer electronics) through the Company’s financing platform or via borrowers’ Alipay accounts and elect the instalment repayment period, ranging from 1 to 24 months. The Company charges fees for managing the financing platform and for acting as a guarantor for the financing once the Company identifies Funding Partners to refinance the loan principal. When borrowers’ application was approved by the Company, the Company purchases the related products from the suppliers on behalf of the borrowers, merely acting as an agent facilitating the transactions between the borrowers and suppliers, as the Company does not take on any inventory risk. Specifically, the Company is not responsible for providing any post-sale support to the borrowers and nor does the Company make any changes to the products purchased by the borrowers.

Sales commission fees

The Company recognizes revenues when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) services have been rendered, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured, in accordance with ASC 605, Revenue Recognition (“ASC 605”).

The Company earns a margin on products purchased from suppliers on behalf of the borrowers. Sales commission fees are recorded net of the related cost on delivery date, as the Company does not assume inventory risk for the products and is deemed to be an agent in accordance with ASC 605.

Penalty fees

The Company charges borrowers penalty fees for late repayment of credit services. The penalty fee is calculated based on the number of overdue days and the late payment rate. As collectability is not reasonably assured, the penalty fee is recorded on a cash basis. Penalty fees are recorded in revenue in the consolidated statements of comprehensive loss.

Foreign currency translation and transactions

The functional currency of the Company, Qudian BVI and Qudian HK is US$. The Company’s subsidiaries, VIE and subsidiaries of the VIE with operations in the PRC adopted RMB as their functional currencies. The determination of the respective functional currency is based on the criteria stated in ASC 830, Foreign Currency Matters. The Company uses RMB as its reporting currency. The financial statements of the Company, Qudian BVI and Qudian HK are translated into RMB using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive loss, as a component of shareholders’ deficit.

Transactions in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate prevailing on the transaction date.

Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency at the rates of exchange prevailing at the balance sheet dates. Transaction gains and

QUDIAN INC.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE PERIOD FROM APRIL 9, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014

AND FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies – continued

Foreign currency translation and transactions – continued

losses are recognized in the consolidated statements of comprehensive loss during the period or year in which they occur.

Cash and cash equivalents

Cash and cash equivalents primarily consist of cash and demand deposits which are highly liquid. The Company considers highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less to be cash equivalents. All cash and cash equivalents are unrestricted as to withdrawal and use.

Guarantee deposits

In the ordinary course of business, the loan principal advanced by the Company to borrowers are transferred to its Funding Partners. The Company is required to guarantee the recoverability of the loan principal and interest. As a result, the Company may pledge a cash deposit with the respective Funding Partners. The cash deposits are released only after the loan principal and interest are settled. Guarantee deposits represents cash that cannot be withdrawn without the permission of the Funding Partners (Note 5.1 and 8.1).

Loan principal and service fee receivables

Loan principal and service fee receivables represents payments due from borrowers that utilize the Company’s credit services. Loan principal and service fee receivables are recorded at amortized cost (i.e. unpaid principal and deferred origination costs), net of allowance for loan principal. Deferred origination costs are netted against revenue and amortized over the financing term using the effective interest method.

Allowance for loan principal and service fee receivables

The Company evaluates its loan principal receivables portfolio for impairment on a pooled basis in accordance with ASC 452-20, Loss Contingencies, as it consists of large groups of smaller-balance homogeneous loans. An allowance for loan principal receivables is recorded at the portfolio level.

When evaluating the loan principal receivables on a pooled basis, the Company applies a roll rate model based on historical loss rates, while also taking into consideration macroeconomic conditions in order to calculate the pooled allowance. These conditions which include changes in, gross domestic product rates, disposable income rates, interest rates and consumer price indexes, are updated regularly or when facts and circumstances indicate that a reassessment is deemed necessary.

Loan principal and service fee receivables are written off when a settlement is reached for an amount that is less than the outstanding balance or when the Company has determined the balance is uncollectable.

QUDIAN INC.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE PERIOD FROM APRIL 9, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014

AND FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies – continued

Nonaccrual loan principal and service fee receivables

The Company does not accrue service fee on loan principals that are considered impaired or are more than 90 days past due. After an impaired service fee receivable has been placed on nonaccrual status, service fee will be recognized when cash is received on a cash basis cost recovery method by applying first to reduce principal and then to service fee income thereafter. Service fee accrued but not received is generally reversed against service fee income. Service fee receivables may be returned to accrual status after all of the borrower’s delinquent balances of loan principal and service fee have been settled and the borrower remains current for an appropriate period.

Borrowings

The Company facilitates credit to borrowers and then transfers certain loan principals to the Funding Partners. The payment terms with the Funding Partners range from 1 to 34 months at varying annual interest rates. Although the loan principals are transferred to the Funding Partners, the loan principals are not derecognized upon transfer, as they are not legally isolated in accordance with ASC 860, Transfers and servicing. Additionally, the terms of the transfer require the Company to guarantee the principal and interest, in case of default by the borrowers. As a result, the transfer of the loan principal is not accounted for as a sale, and the loan principal remains on the Company’s consolidated balance sheets, whilst the funds received from the Funding Partners are recorded as Borrowings in the Company’s consolidated balance sheets. Borrowings are initially recognized at fair value which is the cash received from Funding Partners, and measured subsequently at amortized cost using the effective interest method.

Fair value measurements of financial instruments

Financial instruments include guarantee deposits, short-term investments, loan principal and service fee receivables, amounts due to related parties, short-term and long-term borrowings, and interest payable. The carrying amount of the financial instruments, except for long-term loan principal and long-term borrowings, approximate fair value because of their short maturities. The short-term investments are carried at fair value. The Company’s short-term investments comprise of monetary wealth management products which are classified as held for trading. The fair value of such monetary wealth management products are determined based on the quoted subscription/redemption price published by the investment manager of the products.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method with the residual value based on the estimated useful lives of the class of asset, which range as follows:

Category:	Estimated Useful Life	Estimated Residual
Office and electronic equipment	3-5 years	0%-5%

Costs associated with the repair and maintenance of property and equipment are expensed as incurred.

QUDIAN INC.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE PERIOD FROM APRIL 9, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014

AND FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies – continued

Government grants

Government grants include cash subsidies received by the Company’s entities in the PRC from local governments as incentives for investing in certain local districts, and are typically granted based on the amount of investment made by the Company in form of registered capital or taxable income generated by the Company in these local districts. Such grants allow the Company full discretion in utilizing the funds and are used by the Company for general corporate purposes. The local governments have final discretion as to whether the Company has met all criteria to be entitled to the grants. The Company does not in all instances receive written confirmation from local governments indicating the approval of the cash subsidies before cash is received. Cash subsidies of RMB nil and RMB730,000 are included in other income for the period from April 9, 2014 (date of inception) to December 31, 2014, and 2015, respectively. Cash subsidies are recognized as other income when received and all the conditions for their receipt have been satisfied.

Intangible assets

Capitalized software

Certain costs incurred in connection with developing or obtaining internal-use software are capitalized in accordance with ASC 350-40 Internal-use software. Costs incurred in the preliminary project stage are expensed. All direct costs incurred to develop internal use software during the application development stage are capitalized and amortized using the straight-line method over the estimated useful life, generally 1 year.

Research and development

Research and development expenses are primarily incurred in the development of new services, new features and general improvement of the Company’s technology infrastructure to support its business operations. Research and development costs are expensed as incurred unless such costs qualify for capitalization as software development costs. In order to qualify for capitalization, (i) the preliminary project should be completed, (ii) management has committed to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended, and (iii) it will result in significant additional functionality in the Company’s services. No costs were capitalized during any period and year presented as the Company has not met all of the necessary capitalization requirements.

Impairment of long-lived assets and intangible assets with definite lives

Long-lived assets including intangible assets with definite lives, are assessed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360 Property, Plant and Equipment. The Company measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. Impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. No impairment loss was recognized, for the period from April 9, 2014 (date of inception) through December 31, 2014 and for the year ended December 31, 2015, respectively.

QUDIAN INC.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE PERIOD FROM APRIL 9, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014

AND FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies – continued

Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred, was RMB 1,055,844 and RMB 14,510,236 for the period from April 9, 2014 (date of inception) through December 31, 2014 and for the year ended December 31, 2015, respectively.

Advertising costs

Advertising costs are expensed as incurred in accordance with ASC 720-35 Other Expense-Advertising costs. Advertising costs were RMB 2,140,699 and RMB 56,366,748 for the period from April 9, 2014 (date of inception) through December 31, 2014 and for the year ended December 31, 2015, respectively. Advertising costs are included in sales and marketing expense in the consolidated statements of comprehensive loss.

Value added taxes

Since its inception, Beijing Happy Time was certified as a small-scale VAT taxpayer whose applicable tax rate was 3%. In February 2015, it changed its status to a general VAT taxpayer (applicable tax rate: 6%), as approved by Chaoyang District Bureau of State Taxation. Beijing Happy Fenqi, a subsidiary of the VIE, is a small-scale VAT taxpayer with an applicable VAT rate of 3%. The other subsidiaries of the VIE are all general VAT taxpayers. VAT is reported as a deduction to revenue when incurred and amounted to RMB 1,273,849 and RMB 16,750,495 for the period from April 9, 2014 (date of inception) through December 31, 2014 and for the year ended December 31, 2015, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expenses and other current liabilities on the consolidated balance sheets.

Income taxes

The Company accounts for income taxes using the liability approach and recognizes deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the consolidated financial statements or in the Company’s tax returns. Deferred tax assets and liabilities are recognized on the basis of the temporary differences that exist between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in earnings. Deferred tax assets are reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies. The components of the deferred tax assets and liabilities are classified as non-current.

The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of the benefit to be recognized. First, the tax position must

QUDIAN INC.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE PERIOD FROM APRIL 9, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014

AND FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies – continued

Income taxes – continued

be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained (defined as a likelihood of more than fifty percent of being sustained upon an audit, based on the technical merits of the tax position). The tax position is then assessed to determine the amount of benefits to recognize in the consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Company did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the period from April 9, 2014 (date of inception) through December 31, 2014 and for the year ended December 31, 2015.

Segment information

The Company’s chief operating decision maker is the Chief Executive Officer, who makes resource allocation decisions and assesses performance based on the consolidated financial results. As a result, the Company has only one reportable segment.

As the Company generates substantially all of its revenues in the PRC, no geographical segments are presented.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases are recognized on a straight-line basis over the lease term. Certain of the operating lease agreements contain rent holidays. Rent holidays are considered in determining the straight-line rent expense to be recorded over the lease term.

Fair value measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and the market-based risk measurement or assumptions that market participants would use when pricing the asset or liability.

Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

•	Level 1 Quoted prices in active markets for identical assets or liabilities.

•	Level 2 Observable inputs other than quoted prices in active markets, quoted prices for identical or similar assets and liabilities in inactive markets or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

QUDIAN INC.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE PERIOD FROM APRIL 9, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014

AND FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies – continued

Fair value measurements – continued

•	Level 3 Inputs that are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

Share-based compensation

Share-based payment transactions with employees, such as share options are measured based on the grant date fair value of the equity instrument. The Company recognizes the compensation costs net of estimated forfeitures using the straight-line method, over the applicable vesting period for each separately vesting portion of the award. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation expense to be recognized in future periods.

A change in any of the terms or conditions of share options is accounted for as a modification of share options. The Company calculates the incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, the Company recognizes incremental compensation cost in the period the modification occurred. For unvested options, the Company recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period and year presented.

Diluted earnings (loss) per ordinary share reflect the potential dilution that could occur if securities were exercised or converted into ordinary shares.

Currency translation for financial statements presentation

Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB6.6685 per US$1.00 on September 30, 2016, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be converted into US$ at such rate.

Significant risks and uncertainties

Currency convertibility risk

Substantially all of the Company’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China (“PBOC”) or other authorized financial institution at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts.

QUDIAN INC.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE PERIOD FROM APRIL 9, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014

AND FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies – continued

Significant risks and uncertainties – continued

Concentration of credit risk

Financial assets that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, guarantee deposits, short-term investment and loan principal and service fee receivables.

The Company places its cash and cash equivalents and short-term investments, with reputable financial institutions that have high-credit ratings and quality. There has been no recent history of default in relation to these financial institutions.

The Company manages credit risk of loan principal and service fee receivables by performing credit assessments on its borrowers and its ongoing monitoring of the outstanding balances.

No borrower represented 10% or more of total revenue and loan receivable and service fee receivable for the period from April 9, 2014 (date of inception) through December 31, 2014 and for the year ended December 31, 2015.

Liquidity risk

The Company is exposed to liquidity risk as it may not have sufficient working capital to meet its commitments and business needs. Liquidity risk is monitored through the Company’s budgeting and monitoring procedures. As of December 31, 2014 and 2015, the Company had RMB 1,928,830 and RMB 210,114,007 of cash and cash equivalents and a working capital deficit of RMB 61,372,096 and RMB 773,059,975, respectively. For the period from April 9, 2014 (date of inception) through December 31, 2014 and for the year ended 2015, the Company used RMB 30,520,525 and RMB 102,319,756 in its operations and incurred RMB 1,137,545 and RMB 1,510,676 of capital expenditures, respectively. The Company believes that its current liquidity resources will be adequate to meet its obligations as they come due for a period of at least one year from February 24, 2017, the date at which the consolidated financial statements were available to be issued. In the event of any unexpected adverse change in its business, the Company has the ability and intent to reduce discretionary spending to increase liquidity and also has the ability to obtain additional equity financing.

Interest rate risk

The Company is exposed to interest rate risk on its interest-bearing assets and liabilities. As part of its asset and liability risk management, the Company reviews and takes appropriate steps to manage its interest rate exposures on its interest-bearing assets and liabilities. The Company has not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the period and year presented.

Business and economic risk

The Company believes that changes in any of the following areas could have a material adverse effect on the Company’s future consolidated financial position, results of operations or cash flows: changes in the overall

QUDIAN INC.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE PERIOD FROM APRIL 9, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014

AND FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies – continued

Significant risks and uncertainties – continued

Business and economic risk – continued

demand for services and products; competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in certain strategic relationships; regulatory considerations and risks associated with the Company’s ability to attract employees necessary to support its growth. The Company’s operations could also be adversely affected by significant political, economic and social uncertainties in the PRC.

Recent accounting pronouncements

In May 2014, the Financial Accounting Standard Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606). The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry-specific guidance, in current U.S. GAAP.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

In August 2015, FASB issued its final standard formally amending the effective date of the new revenue recognition guidance. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements – Going Concern (Subtopic 205-40): Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”). ASU 2014-15 requires management to evaluate whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued or are available to be issued. This ASU also requires management to disclose certain information depending on the results of the going concern evaluation. The provisions of ASU 2014-15 are effective for annual periods ending after December 15, 2016, and for interim and annual periods thereafter. Early adoption is permitted. The Company will be required to perform an annual assessment of its ability to continue as a going concern when this standard becomes effective on January 1, 2017; however, the adoption of this guidance is not expected to impact the Company’s financial position, results of operations or cash flows.

QUDIAN INC.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE PERIOD FROM APRIL 9, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014

AND FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies – continued

Recent accounting pronouncements – continued

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810) – Amendments to the Consolidation Analysis. ASU 2015-02 makes changes to both the variable interest model and the voting model. For public business entities, the guidance is effective for annual and interim periods beginning after December 15, 2015. Early adoption is permitted for annual and interim periods. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”), that requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. This ASU, which may be adopted either prospectively or retrospectively, is effective for annual periods beginning after December 15, 2016 and interim periods within those annual periods. Early adoption is permitted. Adoption of the ASU may result in changes in the Company’s presentation of deferred tax assets and liabilities on the Company’s financial position but will not affect the substantive content of the Company’s consolidated financial statements. The Company has early adopted this standard.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments – Overall (Subtopic 825-10) (“ASU 2016-01”). The amendments require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instruments-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement for to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. This updated guidance is effective for the annual period beginning after December 15, 2017, including interim periods within the year. Early adoption is permitted. The Company is in the process of evaluating the impact of the adoption of this guidance on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”), which requires lessees to recognize assets and liabilities related to lease arrangements longer than 12 months on the balance sheet. This standard also requires additional disclosures by lessees and contains targeted changes to accounting by lessors. The updated guidance is effective for interim and annual periods beginning after December 15, 2018, and early adoption is permitted. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous GAAP. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-06, Derivatives and Hedging (Topic 815), which clarifies the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. An entity performing the assessment under the amendments in this ASU is required to assess the embedded call (put) options solely in accordance with the four-

QUDIAN INC.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE PERIOD FROM APRIL 9, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014

AND FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies – continued

Recent accounting pronouncements – continued

step decision sequence. For public business entities, the amendments in this ASU are effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. An entity should apply the amendments in this ASU on a modified retrospective basis to existing debt instruments as of the beginning of the fiscal year for which the amendments are effective. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. This ASU makes targeted amendments to the accounting for employee share-based payments. This guidance is to be applied using various transition methods such as full retrospective, modified retrospective, and prospective based on the criteria for the specific amendments as outlined in the guidance. The guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2016. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Company’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. All entities may adopt the amendments in this Update earlier as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Company’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. All entities may adopt the amendments in this Update earlier as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

QUDIAN INC.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE PERIOD FROM APRIL 9, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014

AND FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies – continued

Recent accounting pronouncements – continued

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. This ASU requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This ASU do not provide a definition of restricted cash or restricted cash equivalents. This ASU is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

3.	Short-term investments

Short-term investments consists of wealth management products issued by China Merchants Bank which are redeemable by the Company at any time. The wealth management products are primarily invested in debt securities issued by the PRC government, corporate debt securities and central bank bills. The Company valued the short-term investments based on the quoted subscription/redemption price published by China Merchants Bank. As of December 31, 2014 and 2015, the net adjustment to unrealized holding gains/losses on short-term investments is nil, respectively.

4.	Loan principal and service fee receivables

4.1 Loan principal and service fee receivables consist of the following:

	As of December 31,
	2014	2015
	RMB	RMB	US$
Short-term loan principal and service fee receivables
Loan principal and service fee receivables	421,652,027	2,093,630,943	313,958,303
Deferred origination costs	—	11,386,922	1,707,569
Less allowance for loan principal and service fee receivables	(1,433,090)	(44,249,389)	(6,635,584)

Short-term loan principal and service fee receivables, net	420,218,937	2,060,768,476	309,030,288

Long-term loan principal and service fee receivables
Loan principal and service fee receivables	93,604,360	179,542,156	26,923,919
Less allowance for loan principal and service fee receivables	(234,375)	(1,959,886)	(293,902)

Long-term loan principal and service fee receivables, net	93,369,985	177,582,270	26,630,017

As of December 31, 2014 and 2015, RMB 466,300,994 and RMB 1,644,502,256, respectively, have been transferred to the Funding Partners, but were not derecognized upon transfer, as the loan principal and service fee receivables are not legally isolated in accordance with ASC 860, Transfers and servicing.

QUDIAN INC.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE PERIOD FROM APRIL 9, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014

AND FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

4.	Loan principal and service fee receivables – continued

4.2 The following table presents nonaccrual loan principal and service fee receivables as of December 31, 2014 and 2015, respectively.

	As of December 31,
	2014	2015
	RMB	RMB	US$
Nonaccrual loan principal and service fee receivables	76,627	23,637,258	3,544,614
Less: allowance for nonaccrual loan principal and service fee receivables	(76,627)	(22,174,174)	(3,325,212)

Nonaccrual loan principal and service fee receivables, net	—	1,463,084	219,402

4.3 The following tables present the aging of past-due loan principal and service fee receivables as of December 31, 2015 and 2014:

As of December 31, 2014:

	1-90 days past-due	Over 90 days past-due	Total past-due	Current	Total
	RMB	RMB	RMB	RMB	RMB
Loan principal and service fee receivables	1,160,662	76,627	1,237,289	514,019,098	515,256,387

As of December 31, 2015:

	1-90 days past-due	Over 90 days past-due	Total past-due	Current	Total
	RMB	RMB	RMB	RMB	RMB
Loan principal and service fee receivables	20,105,189	23,637,258	43,742,447	2,229,430,652	2,273,173,099

4.4 Movement of allowance for loan principal and service fee receivables is as follows:

	As of December 31,
	2014	2015
	RMB	RMB	US$
Balance at the beginning of the period/year (date of inception)	—	1,667,465	250,051
Additions	1,667,465	45,110,717	6,764,747
Charge-offs	—	(568,907)	(85,312)

Balance at end of the period/year	1,667,465	46,209,275	6,929,486

Evaluated for impairment on a pooled basis	1,667,465	46,209,275	6,929,486

QUDIAN INC.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE PERIOD FROM APRIL 9, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014

AND FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

5.	Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

		As of December 31,
		2014	2015
		RMB	RMB	US$
Prepaid expenses		313,600	6,170,596	925,335
Employee advances		968,539	1,091,182	163,633
Guarantee deposits held by Funding Partners	5.1	13,743,538	58,985,638	8,845,413
Deposits held by third-parties		455,380	5,228,249	784,022
Receivables from suppliers		118,417	17,521,227	2,627,461
Receivables from third party payment service providers		4,857,199	403,457	60,502
Sales commission fees receivables		663,853	333,872	50,067

		21,120,526	89,734,221	13,456,433

5.1 Current guarantee deposits held by Funding Partners consist of the following:

	As of December 31,
	2014	2015
	RMB	RMB	US$
Deposits held by P2P platforms	13,743,538	10,746,900	1,611,592
Deposits held by other institutions	—	48,238,738	7,233,821

	13,743,538	58,985,638	8,845,413

6.	Property and equipment, net

Property and equipment consist of the following:

	As of December 31,
	2014	2015
	RMB	RMB	US$
Office and electronic equipment	1,137,545	2,584,923	387,632
Less: Accumulated depreciation	56,861	703,379	105,478

	1,080,684	1,881,544	282,154

Depreciation expense for the period from April 9, 2014 (date of inception) through December 31, 2014 and for the year ended December 31, 2015 were RMB 56,861 and RMB 646,518, respectively.

QUDIAN INC.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE PERIOD FROM APRIL 9, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014

AND FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

7.	Intangible assets

Intangible assets consist of the following:

	As of December 31,
	2014	2015
	RMB	RMB	US$
Software	—	63,298	9,492
Less: Accumulated amortization	—	34,486	5,171

	—	28,812	4,321

Amortization expenses for the period from April 9, 2014 (date of inception) through December 31, 2014 and for the year ended December 31, 2015 were RMB nil and RMB 34,486, respectively.

The estimated useful life of the intangible assets is 1 year. The estimated aggregate amortization expense for the next fiscal year is RMB 28,812.

8.	Other non-current assets

Other non-current assets consist of the following:

		As of December 31,
		2014	2015
		RMB	RMB	US$
Guarantee deposits held by Funding Partners	8.1	3,183,458	48,684,304	7,300,638
Rental deposits		897,168	1,249,527	187,377

		4,080,626	49,933,831	7,488,015

8.1 Non-current guarantee deposits held by Funding Partners consist of the following:

	As of December 31,
	2014	2015
	RMB	RMB	US$
Deposits held by P2P platforms	3,183,458	40,830,971	6,122,962
Deposits held by other institutions	—	7,853,333	1,177,676

	3,183,458	48,684,304	7,300,638

9.	Short-term and long-term borrowings

In the ordinary course of business, the Company transfers loan principals to the Funding Partners. However, in accordance with ASC 860 Transfers and servicing the loan principals are not derecognized upon transfer as they are not legally isolated. Hence, the Company continues to report the transferred loan principal in the consolidated balance sheets and account for the proceeds from the transfer as a secured borrowing with a pledge of collateral.

QUDIAN INC.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE PERIOD FROM APRIL 9, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014

AND FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

9.	Short-term and long-term borrowings – continued

The following table presents short-term borrowings from the Funding Partners as of December 31, 2014 and 2015. Short-term borrowings includes borrowings with terms shorter than one year, the current portion of the long-term borrowings and long-term borrowings with early repayment options that are exercisable by the Funding Partners on demand.

The following table presents short-term borrowings from the Funding Partners as of December 31, 2014 and 2015:

			As of December 31,
Funding Partners	Fixed annual rate (%)	Term*	2014	2015
			RMB	RMB	US$
P2P platforms	9 to 16.2	1 month to 34 months	392,649,101	1,269,636,642	190,393,138
Other institutions	3.5 to 6.42	13 days to 424 days	—	293,246,787	43,974,925

			392,649,101	1,562,883,429	234,368,063

*	Includes current portion of borrowings greater than 1 year.

The following table presents long-term borrowings from Funding Partners as of December 31, 2014 and 2015:

			As of December 31,
Funding Partners	Fixed annual rate (%)	Term	2014	2015
			RMB	RMB	US$
P2P platforms	10 to 15	13 months to 34 months	75,216,812	41,701,844	6,253,557
Other institutions	5.5 to 6.42	370 days to 698 days	—	47,656,115	7,146,452

			75,216,812	89,357,959	13,400,009

The weighted average interest rate for the outstanding borrowings was approximately 12.09% and 9.88% as of December 31, 2014 and 2015, respectively.

QUDIAN INC.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE PERIOD FROM APRIL 9, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014

AND FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

10.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2014	2015
	RMB	RMB	US$
Accrued payroll
Salaries, bonuses, subsidies and allowances	5,478,318	7,826,454	1,173,645
Social benefits	97,820	297,067	44,548
Housing fund	57,981	18,360	2,753
Pension insurance	116,210	389,087	58,347
Unemployment insurance	5,810	19,454	2,917
Other tax payables	1,425,667	10,890,659	1,633,150
Payable to suppliers	—	16,144,698	2,421,039
Payable to employees	4,393,275	248,043	37,196
Others	155,351	12,780,056	1,916,482

	11,730,432	48,613,878	7,290,077

11.	Cost of revenues

Cost of revenues consists of the following:

	For the period from April 9, 2014 (date of inception) through December 31, 2014	For the year ended December 31, 2015
	RMB	RMB	US$
Interest expenses of borrowings	7,807,243	122,705,588	18,400,778
Other lending related costs	1,206,562	25,711,093	3,855,604

	9,013,805	148,416,681	22,256,382

12.	Other income

Other income consist of the following:

	For the period from April 9, 2014 (date of inception) through December 31, 2014	For the year ended December 31, 2015
	RMB	RMB	US$
Government grants	—	730,000	109,470
Others	98	48,777	7,314

	98	778,777	116,784

QUDIAN INC.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE PERIOD FROM APRIL 9, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014

AND FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

13.	Other expenses

Other expenses consist of the following:

	For the period from April 9, 2014 (date of inception) through December 31, 2014	For the year ended December 31, 2015
	RMB	RMB	US$
Donation	—	6,499,408	974,643
Others	5,186	5,799	870

	5,186	6,505,207	975,513

14.	Income taxes

The Company was incorporated in the Cayman Islands. It is tax-exempted under the tax laws of the Cayman Islands. Qudian BVI is domiciled in the British Virgin Islands, which is also tax-exempted. Qudian HK is domiciled in Hong Kong, and is subject to 16.5% statutory income tax rate in the periods presented.

The VIE and its subsidiaries domiciled in the PRC were subject to 25% statutory income tax rate in the periods presented. Qudian BVI is tax-exempt.

The Enterprise Income Tax Law (the “EIT Law”) of the PRC includes a provision specifying that legal entities organized outside PRC will be considered residents for Chinese income tax purposes if their place of effective management or control is within PRC. If legal entities organized outside PRC were considered residents for Chinese income tax purpose, they would become subject to the EIT Law on their worldwide income. This would cause any income from legal entities organized outside PRC earned to be subject to PRC’s 25% EIT. The Implementation Rules to the EIT Law provides that non-resident legal entities will be considered as PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, and properties, etc. reside within PRC.

Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that the legal entities organized outside PRC should be characterized as PRC residents for EIT Law purposes.

The current and deferred component of income tax expenses (benefits) which were substantially attributable to the Company’s PRC subsidiaries, VIE and subsidiaries of the VIE, are as follows:

	For the period from April 9, 2014 (date of inception) through December 31, 2014	For the year ended December 31, 2015
	RMB	RMB	US$
Current income tax expense	—	—	—
Deferred income tax (benefit) expense	—	—	—

Total income tax expense (benefits)	—	—	—

QUDIAN INC.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE PERIOD FROM APRIL 9, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014

AND FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

14.	Income taxes – continued

The principal components of the deferred tax assets and liabilities are as follows:

	For the period from April 9, 2014 (date of inception) through December 31, 2014	For the year ended December 31, 2015
	RMB	RMB	US$
Non-current deferred tax assets
Allowance for loan principal and service fee receivables	416,866	11,694,546	1,753,700
Share-based compensation	679,355	14,581,147	2,186,570
Net operating loss carry forwards	9,095,898	31,866,359	4,778,640
Less valuation allowance	(10,192,119)	(58,142,052)	(8,718,910)

Non-current deferred tax assets, net	—	—	—

Non-current deferred tax liabilities	—	—	—

The Company operates through its subsidiaries, VIE and subsidiaries of the VIE. The valuation allowance is considered on an individual entity basis. The subsidiaries, VIE and subsidiaries of the VIE registered in the PRC have total deferred tax assets related to net operating loss carry forwards of RMB 9,095,898 and RMB 31,866,359 as of December 31, 2014 and 2015, respectively, which can be carried forward to offset taxable income. The net operating loss will expire in 2020 if not utilized. The Company assessed the available evidence to estimate if sufficient future taxable income would be generated to use the existing deferred tax assets. As of December 31, 2014 and 2015, full valuation allowances were established because the Company believes that it is probable that its deferred tax assets will not be realized as it does not expect to generate sufficient taxable income in the near future.

Reconciliation between the income taxes expense (benefits) computed by applying the PRC tax rate to loss before the provision of income taxes and the actual provision for income taxes is as follows:

	For the period from April 9, 2014 (date of inception) through December 31, 2014	For the year ended December 31, 2015
	RMB	RMB	US$
Loss before provision of income tax	(40,775,032)	(233,163,744)	(34,964,947)
PRC statutory income tax rate	25%	25%	25%
Income tax at statutory tax rate	(10,193,758)	(58,290,936)	(8,741,237)
Expenses not deductible for tax purposes	1,639	10,341,003	1,550,724
Changes in valuation allowance	10,192,119	47,949,933	7,190,513

Income tax expenses (benefits)	—	—	—

QUDIAN INC.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE PERIOD FROM APRIL 9, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014

AND FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

14.	Income taxes – continued

The Company did not identify significant unrecognized tax benefits for the period from April 9, 2014 (date of inception) through December 31, 2014 and for the year ended December 31, 2015, respectively. The Company did not incur any interest and penalties related to potential underpaid income tax expenses.

The relevant tax authorities have not conducted a tax examination on PRC entities. In accordance with relevant PRC tax administration laws, the tax period/year from April 9, 2014 (date of inception) through December 31, 2014 and for the year ended December 31, 2015 of the Company’s PRC subsidiaries, VIE and subsidiaries of the VIE remain subject to tax audits by the relevant tax authorities as of December 31, 2015.

15.	Loss per share

The following table sets forth the computation of basic and diluted net loss per share for the period from April 9, 2014 (date of inception) through December 31, 2014 and for the year ended December 31, 2015:

	For the period from April 9, 2014 (date of inception) through December 31, 2014	For the year ended December 31, 2015
	RMB	RMB	US$
Basic and diluted loss per share
Net loss (numerator):
Net loss attributable to ordinary shareholders for computing basic loss per share	(40,775,032)	(233,163,744)	(34,964,947)
Reversal of accretion upon assumed conversion of Convertible Preferred Shares	—	—	—
Dividend eliminated upon assumed conversion of Convertible Preferred Shares	—	—	—
Dilution effect on earnings arising from option plans operated by a subsidiary	—	—	—
Net loss attributable to ordinary shareholders for computing net loss per ordinary share – diluted	(40,775,032)	(233,163,744)	(34,964,947)

Shares (denominator):
Weighted average number of shares used in calculating net loss per ordinary share – basic and diluted (millions of shares)	79.31	79.31	79.31

Net loss per ordinary share – basic diluted (RMB)	(0.51)	(2.94)	(0.44)

The effects of all convertible preferred shares and share options were excluded from the calculation of diluted earnings per share as their effect would have been anti-dilutive during the period and year ended December 31, 2014 and 2015.

The unaudited pro forma net loss per ordinary share is computed using the weighted-average number of ordinary shares outstanding and assumes the automatic conversion of all of the Company’s Series A, Series B and Series

QUDIAN INC.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE PERIOD FROM APRIL 9, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014

AND FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

15.	Loss per share – continued

C Preferred Shares into 222,460,486 weighted-average shares of ordinary stock upon the closing of the Company’s Qualified IPO as defined in Note 21 of the consolidated financial statements, as if it had occurred on January 1, 2015. The Company believes the unaudited pro forma net loss per share provides material information to investors, as the automatic conversion of the Company’s Series A, Series B and Series C Preferred Shares and the disclosure of pro forma net loss per ordinary share provides an indication of net loss per ordinary share that is comparable to what will be reported by the Company as a public company following the closing of the Qualified IPO.

16.	Fair value measurements

Assets and liabilities disclosed at fair value

The Company measures its cash and cash equivalents, loan principal and service fee receivables and short term borrowing at amortized cost. Short-term investment is measured at fair value based on the quoted subscription/redemption price published by the investment manager and represented a level 2 measurement. The carrying value of loan principal and service fee receivables approximate their fair value due to their short-term nature and are considered a level 3 measurement. The fair value was estimated by discounting the scheduled cash flows through to estimated maturity using estimated discount rates based on current offering rates of comparable institutions with similar services. The carrying value of the Company’s debt obligations approximate fair value as the borrowing rates are similar to the market rates that are currently available to the Company for financing obligations with similar terms and credit risks and represent a level 2 measurement.

QUDIAN INC.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE PERIOD FROM APRIL 9, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014

AND FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

16.	Fair value measurements – continued

Assets and liabilities measured at fair value on a recurring basis

The Company measured its short-term investments at fair value on a recurring basis. The short-term investments were wealth management products issued by China Merchants Bank that are redeemable at any time. The Company valued the short-term investments based on the quoted subscription/redemption price published by China Merchants Bank.

Assets measured at fair value on a nonrecurring basis

The Company measured its property and equipment, and intangible assets at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

The following table summarizes the Company’s financial assets and liabilities measured and recorded at fair value on recurring basis as of December 31, 2014 and 2015:

	As of December 31, 2015
	Active market (Level 1)	Observable input (Level 2)	Non-observable input (Level 3)	Total
	RMB	RMB	RMB	RMB
Short-term investments
Monetary wealth management products	—	49,000,000	—	49,000,000

As of December 31, 2014, the Company’s financial assets and liabilities measured and recorded at fair value on recurring basis is nil.

17.	Shareholder distribution

In April 2014, the Company initially operated its business through Beijing Happy Time. In the same month, the Company also incorporated offshore holding companies in the Cayman Islands and Hong Kong, namely Qufenqi Inc. and Qufenqi (HK) Limited, respectively, in order to facilitate financing from investors outside of the PRC. Qufenqi (HK) Limited then incorporated a wholly foreign owned entity in China Qufenqi Beijing that entered into a series of contractual arrangements with Beijing Happy Time and its shareholders, which allowed Qufenqi Inc. to exercise effective control over Beijing Happy Time and realize substantially all of the economic risks and benefits arising from Beijing Happy Time and its subsidiaries. In 2015, Beijing Happy Time acquired all of the equity interest of Qufenqi Beijing from Qufenqi (HK) Limited for a consideration of RMB 838,434,577 and simultaneously the contract arrangements between Beijing Happy Time and Qufenqi Beijing were terminated. The transaction was deemed as a distribution to shareholders.

QUDIAN INC.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE PERIOD FROM APRIL 9, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014

AND FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

18.	Related party balances and transactions

Related parties

Name of related parties	Relationship with the Company
Luo Min	Founder and principal shareholder of the Company
Qufenqi Inc.	Ultimate legal holding company of the VIE prior to December 31, 2015
Qufenqi (HK) Limited	Holding company of the VIE prior to December 17, 2015
Key management and their immediate families	The Company’s key management and their immediate families
Alipay.com Co., Ltd.	Subsidiary of principal shareholder’s parent company

Details of related party balances and transactions as of December 31, 2014 and 2015 are as follows:

18.1 Amounts due to related parties

		As of December 31,
	Note	2014	2015
		RMB	RMB	US$
Qufenqi Inc.	(i)	—	368,245,902	55,221,699
Qufenqi (HK) Limited	(i), (ii)	—	1,092,329,717	163,804,411
Luo Min	(i)	102,338,903	145,457,524	21,812,630
Key management and their immediate families	(i)	14,443	76,404	11,458

Total		102,353,346	1,606,109,547	240,850,198

(i)	The balance mainly represents the transactions from daily operations, which is interest free and payable on demand.

(ii)	See Note 17.

18.2 Amounts due from related parties

			As of December 31,
	Note		2014	2015
			RMB	RMB	US$
Short-term amounts due from related parties
Alipay.com Co., Ltd.	(i	)	—	33,772,309	5,064,454
Key management and their immediate families
Employee advances			2,092,490	75,131	11,267
Loan principal and service fee receivables	(ii	)	—	1,082,735	162,365

Total short-term amounts due from related parties			2,092,490	34,930,175	5,238,086
Long-term amounts due from related parties
Key management and their immediate families
Loan principal and service fee receivables	(ii	)	—	1,622,318	243,281

Total long-term amounts due from related parties			—	1,622,318	243,281

Total amounts due from related parties			2,092,490	36,552,493	5,481,367

QUDIAN INC.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE PERIOD FROM APRIL 9, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014

AND FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

18.	Related party balances and transactions – continued

18.2 Amounts due from related parties – continued

(i)	The balance represents the amount of deposited in the Company’s Alipay account. Such amount is unrestricted as to withdrawal and use and readily available to the Company on demand.
(ii)	Key management and their immediate families borrowed funds through the Company’s financing platform.

The movement of the loan principal and service fee receivables due from key management and their immediate families is as follows:

	As of December 31,
	2014	2015
	RMB	RMB	US$
Balance at the beginning of the period/year (date of inception)	—	—	—
Loan principal and service fee	—	3,515,287	527,148
Payments	—	(810,234)	(121,502)

Balance at end of the period/year	—	2,705,053	405,646

18.3 Transactions with related parties

	For the period from April 9, 2014 (date of inception) through December 31, 2014	For the year ended December 31, 2015
	RMB	RMB	US$
Service income
Key management and their immediate families	—	133,380	20,001

Cost of revenue
Alipay.com Co., Ltd.	—	8,185,069	1,227,423

19.	Share-based compensation

Share options

On August 29, 2014, the Board of Directors of the former holding company of Beijing Happy Time approved the 2014 Share Plan (the “2014 Plan”) for the purpose of providing incentives and rewards to employees and executives who contribute to the success of the Company’s operations, and approved 20,824,447 of share options under the 2014 Plan. These share options do not have an exercise price and vest over four years. 25% of the share options could be vested on the first anniversary, while the remaining could be vested 1/3 yearly when the participant completes each 1-year period of continuous service thereafter. The share options expire 10 years from the date of grant. Upon execution of the share options, shares beneficially owned by Mr. Luo Min will be transferred to the option holders.

QUDIAN INC.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE PERIOD FROM APRIL 9, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014

AND FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

19.	Share-based compensation – continued

Share options – continued

During the period from August 29, 2014 to December 31, 2014, a total of 18,373,219 of share options were granted under the 2014 Plan. During the year ended December 31, 2015, a total of 2,449,800 of share options were granted under the 2014 Plan.

On December 26, 2015, the 2014 Plan was terminated. On the same day, the Board of Directors of Beijing Happy Time approved the 2015 Share Plan (the “2015 Plan”) which replaced the 2014 Plan. The Company granted 13,373,019 share options under the 2015 Plan to the employees as replacement awards for the 2014 plan and all the share options granted were immediately vested on December 26, 2015. The 2015 Plan expires 10 years from the date of the grant.

The Company calculated the estimated fair value of the options on the respective grant dates using the binomial option pricing model with assistance from independent valuation firms. Assumptions used to determine the fair value of share options granted during 2014 and 2015 are summarized in the following table:

	For the period from April 9, 2014 (date of inception) through December 31, 2014	For the year ended December 31, 2015
Risk-free interest rate (%)	2.35	2.00 to 2.43
Volatility (%)	44.9 to 48.7	46.6 to 50.3
Expected exercise multiple	2.2-2.8	2.2-2.8
Dividend yield	NIL	NIL
Expected life (in years)	10	10
Exercise price	NIL	NIL
Fair value of share option (RMB)	0.68 to 2.20	3.82 to 12.63

The Company recognized the compensation cost for the share options on a graded vesting basis. The total fair value of the vested share options were RMB 2,717,419 and RMB 55,607,170 for the period from April 9, 2014 (date of inception) through December 31, 2014 and for the year ended December 31, 2015, respectively.

QUDIAN INC.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE PERIOD FROM APRIL 9, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014

AND FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

19.	Share-based compensation – continued

Share options – continued

A summary of share option activity under the 2014 Plan is as follows:

	Number of shares	Weighted average exercise price	Weighted average grant date fair value

		RMB	RMB
Balance, April 9, 2014 (date of inception)	—	—	—

Granted	18,373,219	—	1.30
Exercised	—	—	—
Forfeited	—	—	—

Balance, December 31, 2014	18,373,219	—	1.30

Granted	2,449,800	—	3.63
Exercised	—	—	—
Canceled	(13,373,019)	—	2.08
Forfeited	(7,450,000)	—	0.68

Balance, December 31, 2015	—	—	—

Exercisable, December 31, 2015	—	—	—

Expected to vest, December 31, 2015	—	—	—

A summary of share option activity under the 2015 Plan is as follows:

	Number of shares	Weighted average exercise price	Weighted average grant date fair value
		RMB	RMB
Balance, December 31, 2014	—	—	—

Granted	15,814,019	—	12.62
Exercised	—	—	—
Surrendered	(3,000)	—	12.62

Balance, December 31, 2015	15,811,019	—	12.62

Exercisable, December 31, 2015	15,811,019	—	12.62

Expected to vest, December 31, 2015	15,811,019	—	12.62

As of December 31, 2015, total unrecognized compensation expense relating to unvested share options was nil.

QUDIAN INC.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE PERIOD FROM APRIL 9, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014

AND FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

19.	Share-based compensation – continued

Share options – continued

For the period from April 9, 2014 (date of inception) through December 31, 2014 and for the year ended December 31, 2015, the Company allocated share-based compensation expenses as follows:

	For the period April 9, 2014 (date of inception) through December 31, 2014	For the year ended December 31, 2015
	RMB	RMB	US$
Sales and marketing	951,542	23,690,916	3,552,660
General and administrative	741,938	11,424,573	1,713,215
Research and development	1,023,939	20,491,681	3,072,907

	2,717,419	55,607,170	8,338,782

On May 1, 2016, the Board of Directors of Beijing Happy Time approved the 2015 Incentive Plan Supplementary Agreement (“Supplemental 2015 Incentive Plan”), which canceled 1,080,000 of share options granted under the 2015 Plan. In addition, the Company will grant share options to certain management and employees equivalent to the numbers of shares canceled within the next three years (with the first performance review in January 2017) based on the periodic performance reviews of those individuals.

As part of the restructuring, the Board of Directors of Qudian Inc. approved the cancelation of the 2015 Plan and the Supplemental 2015 Incentive Plan as well as the adoption of the 2016 Equity Incentive Plan (the “2016 Plan”). Under the 2016 Plan, the Company issued a total of 14,145,519 of share options for the shares of Qudian Inc., as replacement of the share options under the 2015 Plan.

20.	Commitments and contingencies

Operating lease commitments

The Company leases certain office premises under non-cancelable leases. Rental expenses under operating leases for the period from April 9, 2014 (date of inception) through December 31, 2014 and for the year ended December 31, 2015 were RMB 1,604,902 and RMB 7,332,721 respectively.

Future minimum lease payments under non-cancelable operating leases agreements consist of the following as of December 31, 2015:

RMB
Year ending December 31:
2016	6,912,853
2017 and after	5,624,793

Total	12,537,646

The Company’s operating lease commitments have no renewal options, rent escalation clauses and restriction or contingent rents.

QUDIAN INC.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE PERIOD FROM APRIL 9, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014

AND FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

21.	Convertible Preferred Shares

The Company issued Series A, Series B and Series C preferred shares (collectively, the “Preferred Shares”) to the same group of third party shareholders of the VIE on the restructuring date i.e. December 9, 2016. The Preferred Shares are recorded at fair value on the issue date and is presented on a retroactive basis.

The following is a summary of the significant terms of the Preferred Shares:

Conversion rights

The holders of the Preferred Shares are entitled to convert, at the option of the holder thereof, at any time the date of the first issuance of the respective Preferred Shares applicable of such Preferred Share, into such number of fully paid and non-assessable ordinary shares as is determined by dividing the deemed issue price (“Adjusted Issue Price”) applicable to such series of Preferred Shares by the conversion price applicable to such series of Preferred Shares (the “Conversion Price”), in effect on the date the certificate is surrendered for conversion. Adjusted Issue Price applicable to such Preferred Share shall be adjusted from time to time. As of December 31, 2014 and 2015, this conversion ratio was one Preferred Share convertible into one ordinary share.

The maximum number of ordinary shares that would be required to settle a conversion of all Preferred Shares is as follows:

	Maximum number of shares issuable as of (Unaudited)
	December 31, 2014	December 31, 2015	December 9, 2016
Series A-1	2,616,641	2,616,641	2,616,641
Series A-2	4,779,796	4,779,796	4,779,796
Series B-1	38,487,004	38,487,004	38,487,004
Series B-2	5,233,281	5,233,281	5,233,281
Series B-3	31,865,304	31,865,304	31,865,304
Series C-1	37,720,709	37,720,709	37,720,709
Series C-2	19,469,603	19,469,603	19,469,603
Series C-3	13,391,793	13,391,793	13,391,793
Series C-4	10,823,841	10,823,841	10,823,841
Series C-5	58,072,514	58,072,514	58,072,514

Total	222,460,486	222,460,486	222,460,486

The conversion ratio for any series of Preferred Shares shall be subject to adjustment only as provided in accordance with items (a), (b), (c), (d), (e) and (f) below in order to adjust the number of ordinary shares into which such series of the Preferred Shares is convertible.

(a)	Adjustments for share splits and combinations

(b)	Adjustments for ordinary shares dividends and distributions

(c)	Adjustments for other dividends

QUDIAN INC.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE PERIOD FROM APRIL 9, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014

AND FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

21.	Convertible Preferred Shares – continued

Conversion rights – continued

(d)	Reorganizations, mergers, consolidations, reclassifications, exchanges and substitutions

(e)	Sale of shares below the conversion price

(f)	Deemed issue of additional stock

Automatic Conversion

Each Preferred Share or such series of Preferred Shares, as applicable, shall automatically be converted into ordinary shares at the then-effective conversion ratio applicable to such Preferred Share upon either (A) the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the United States Securities Act of 1933 covering the offer and sale of ordinary shares for the account of the Company to the public at a public offering price per share corresponding to a pre-money, at-IPO valuation of the Company of at least US$1,000,000,000 with net proceeds to the Company in excess of US$30 million (after deduction for underwriting discounts, commissions and expenses) (the “Qualified IPO”); or (B) with respect to Series A Shares at the election of the holders of eighty percent (80%) of Series A Shareholders; with respect to Series B Shares at the election of the holders of seventy-five percent (75%) of the Series B Shares (voting together as a separate class); and with respect to Series C Shares at the election of fifty percent (50%) of Series C Shareholders.

Dividends

The holders of Preferred Shares shall be entitled to receive non-cumulative dividends at an annual rate of 8% as and when declared by the Board of Directors, prior and in preference to any declaration or payment of any dividend on the ordinary shares and all other classes of shares of the Company.

No dividends were declared for the periods presented.

After the preferential dividends relating to the Preferred Shares above have been paid in full or declared and set apart in any fiscal year of the Company, any additional dividends available may be declared in that fiscal year for the ordinary shares. Such additional dividends shall be declared pro rata on the ordinary shares and Preferred Shares on an as converted basis.

Voting rights

The holders of each Preferred Shares are entitled to the number of votes equal to the number of ordinary shares into which such Preferred Share could be converted at the voting date.

Redemption

The Preferred Shares are redeemable by the holders at any time after September 30, 2020, at an amount equal to the sum of the issue price, plus an amount accruing daily at 8% per annum and all declared but unpaid dividends.

Liquidation Preference

In the event of liquidation, dissolution or winding up of the Company, the assets of the Company available for distribution shall be made as follows:

•	The holders of Series C Preferred Shares are entitled to receive an amount equal to issue price plus all declared but unpaid dividends and distributions, in preference to any distribution to the holders of the Series B Shares, the Series A Shares and the ordinary shareholders of the Company;

QUDIAN INC.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE PERIOD FROM APRIL 9, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014

AND FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

21.	Convertible Preferred Shares – continued

Liquidation Preference – continued

•	After the payment to the holders of Series C Preferred Shares, the holders of Series B Preferred Shares are entitled to receive an amount equal to issue price plus all declared but unpaid dividends and distributions, in preference to any distribution to the holders of the Series A Shares and the ordinary shareholders of the Company;

•	After the payment to the holders of Series C and Series B Preferred Shares, the holders of Series A Preferred Shares are entitled to receive an amount equal to issue price plus all declared but unpaid dividends and distributions, in preference to any distribution to the holders of the ordinary shareholders of the Company.

After payment has been made to the holders of the Preferred Shares in accordance with the above, the remaining assets of the Company available for distribution to shareholders shall be distributed ratably among the holders of ordinary shares and Preferred Shares based on the number of ordinary shares into which such Preferred Shares are convertible.

Initial Measurement and Subsequent Accounting for Preferred Shares

The Preferred Shares do not meet the criteria of mandatorily redeemable financial instruments specified in ASC 480-10-S99, and have been classified as mezzanine equity in the consolidated balance sheets. The Preferred Shares were initially measured at fair value. Beneficial conversion features exist when the conversion price of the convertible preferred shares is lower than the fair value of the ordinary shares at the commitment date, which is the issuance date in the Company’s case. When a beneficial conversion feature exists as of the commitment date, its intrinsic value is bifurcated from the carrying value of the convertible preferred shares as a contribution to additional paid-in capital. On the commitment date, the most favorable conversion price used to measure the beneficial conversion feature of the Preferred Shares was higher than the fair value per ordinary share and therefore no bifurcation of beneficial conversion feature was recognized. The Company determined the fair value of ordinary shares with the assistance of an independent third party valuation firm.

The Company has elected to recognize the changes in redemption value immediately as they occur and adjust the carrying amount of the Preferred Shares to equal the redemption value at each reporting period. The changes in redemption value including cumulative dividends shall be recorded as a reduction of income available to ordinary shareholders in accordance with ASC 480-10-S99 3A.

22.	Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Company accrues for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits were RMB 1,055,844 and RMB 14,510,236 for the period from April 9, 2014 (date of inception) through December 31, 2014 and for the year ended December 31, 2015, respectively.

QUDIAN INC.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE PERIOD FROM APRIL 9, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2014

AND FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

23.	Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the VIE and subsidiaries of the VIE incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The consolidated results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

Under PRC law, the Company’s subsidiaries, VIE and the subsidiaries of the VIE located in the PRC (collectively referred as the “PRC entities”) are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The PRC entities are required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, the registered capital of the PRC entities is also restricted.

Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the subsidiary. The PRC entities are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends. For the period from April 9, 2014 (date of inception) through December 31, 2014 and for the year ended December 31, 2015, the PRC entities incurred operating losses so that no statutory reserves were appropriated.

Amounts restricted that include paid-in capital and statutory reserve funds, as determined pursuant to PRC GAAP, is nil as of December 31, 2014 and 2015.

24.	Subsequent events

The subsequent events have been evaluated through February 24, 2017, the date the consolidated financial statements were issued.

QUDIAN INC.

AUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2015 AND

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2016

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	Note	As of December 31, 2015	As of September 30, 2016
		(Audited)	(Unaudited)	(Unaudited)
		RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents		210,114,007	236,306,569	35,436,240
Short-term investments		49,000,000	—	—
Short-term loan principal and service fee receivables (net of allowance of RMB 44,249,389 and RMB 106,711,858 (US$16,002,378); including deferred origination costs of RMB 11,386,922 and RMB 256,435 (US$38,455) as of December 31, 2015 and September 30, 2016, respectively)		2,060,768,476	3,902,781,952	585,256,347
Short-term amounts due from related parties	8	34,930,175	366,710,425	54,991,441
Prepaid expenses and other current assets (net of allowance of RMB nil and RMB 6,265,407 (US$939,553) as of December 31, 2015 and September 30, 2016, respectively)		89,734,221	118,648,738	17,792,420

Total current assets		2,444,546,879	4,624,447,684	693,476,448

Non-current assets:
Long-term loan principal and service fee receivables (net of allowances of RMB 1,959,886 and RMB 2,283,402 (US$342,416) as of December 31, 2015 and September 30, 2016, respectively)		177,582,270	176,353,476	26,445,749
Investment in equity method investee	4	—	8,995,629	1,348,973
Property and equipment, net		1,881,544	2,717,687	407,541
Intangible assets		28,812	100,950	15,138
Deferred tax assets		—	11,131,976	1,669,337
Long-term amounts due from related parties	8	1,622,318	1,350,000	202,444
Other non-current assets		49,933,831	159,218,901	23,876,269

Total non-current assets		231,048,775	359,868,619	53,965,451

TOTAL ASSETS		2,675,595,654	4,984,316,303	747,441,899

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

QUDIAN INC.

AUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2015 AND

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2016 – continued

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	Note	As of December 31, 2015	As of September 30, 2016
		(Audited)	(Unaudited)	(Unaudited)
		RMB	RMB	US$
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT) EQUITY

Current liabilities:
Short-term borrowings and interest payables (including short-term borrowings of the consolidated VIE without recourse to the Company of RMB 1,562,883,429 and RMB 2,531,844,045 (US$379,672,197) as of December 31, 2015 and September 30, 2016, respectively)	5	1,562,883,429	2,531,844,045	379,672,197
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Company of RMB 48,613,878 and RMB 56,039,067 (US$8,403,549) as of December 31, 2015 and September 30, 2016, respectively)		48,613,878	56,039,067	8,403,549
Short-term amounts due to related parties (including short-term amounts due to related parties of the consolidated VIE without recourse to the Company of RMB 1,606,109,547 and RMB 13,276,273 (US$1,990,893) as of December 31, 2015 and September 30, 2016, respectively)	8	1,606,109,547	13,276,273	1,990,893
Income tax payable		—	57,945,106	8,689,376

Total current liabilities		3,217,606,854	2,659,104,491	398,756,015

Non-current liabilities:
Long-term borrowings and interest payables (including long-term borrowings of the consolidated VIE without recourse to the Company RMB 89,357,959 and RMB 124,035,778 (US$18,600,252) as of December 31, 2015 and September 30, 2016, respectively)	5	89,357,959	124,035,778	18,600,252

Total non-current liabilities		89,357,959	124,035,778	18,600,252

Total liabilities		3,306,964,813	2,783,140,269	417,356,267

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

QUDIAN INC.

AUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2015 AND

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2016 – continued

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	Note	As of December 31, 2015	As of September 30, 2016
		(Audited)	(Unaudited)	(Unaudited)
		RMB	RMB	US$
Commitments and contingencies	12

Mezzanine equity
Convertible preferred shares	13
Series A-1 (US$0.0001 par value; 2,616,641 shares authorized, and outstanding as of December 31, 2015 and September 30, 2016, Pro forma: Nil (unaudited))		69,914,696	69,914,696	10,484,321
Series A-2 (US$0.0001 par value; 4,779,796 shares authorized, and outstanding as of December 31, 2015 and September 30, 2016, Pro forma: Nil (unaudited))		127,712,583	127,712,583	19,151,621
Series B-1 (US$0.0001 par value; 38,487,004 shares authorized, and outstanding as of December 31, 2015 and September 30, 2016, Pro forma: Nil (unaudited))		1,028,344,036	1,028,344,036	154,209,198
Series B-2 (US$0.0001 par value; 5,233,281 shares authorized, and outstanding as of December 31, 2015 and September 30, 2016, Pro forma: Nil (unaudited))		139,829,364	139,829,364	20,968,638
Series B-3 (US$0.0001 par value; 31,865,304 shares authorized, and outstanding as of December 31, 2015 and September 30, 2016, Pro forma: Nil (unaudited))		851,417,151	851,417,151	127,677,461
Series C-1 (US$0.0001 par value; 37,720,709 shares authorized, and outstanding as of December 31, 2015 and September 30, 2016, Pro forma: Nil (unaudited))		1,007,869,205	1,007,869,205	151,138,818
Series C-2 (US$0.0001 par value; 19,469,603 shares authorized, and outstanding as of December 31, 2015 and September 30, 2016, Pro forma: Nil (unaudited))		520,213,268	520,213,268	78,010,537

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

QUDIAN INC.

AUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2015 AND

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2016 – continued

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	Note	As of December 31, 2015	As of September 30, 2016		Pro forma shareholders’ equity at September 30, 2016
		(Audited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
		RMB	RMB	US$	RMB	US$
Mezzanine equity
Convertible preferred shares
Series C-3 (US$0.0001 par value; 13,391,793 shares authorized, and outstanding as of December 31, 2015 and September 30, 2016, Pro forma: Nil (unaudited))		357,818,719	357,818,719	53,658,052
Series C-4 (US$0.0001 par value; 10,823,841 shares authorized, and outstanding as of December 31, 2015 and September 30, 2016, Pro forma: Nil (unaudited))		289,204,957	289,204,957	43,368,817
Series C-5 (US$0.0001 par value; 58,072,514 shares authorized, and outstanding as of December 31, 2015 and September 30, 2016, Pro forma: Nil (unaudited))		1,551,654,251	1,551,654,251	232,684,150

Total mezzanine equity		5,943,978,230	5,943,978,230	891,351,613

Shareholders’ (deficit) equity:
Ordinary shares (US$0.0001 par value; 577,539,514 shares authorized, and 79,305,191 shares issued outstanding as of December 31, 2015 and September 30, 2016, Pro forma 301,765,677 shares (unaudited))					148,555	22,277
Additional paid-in capital		58,324,589	58,324,589	8,746,283	2,180,882,861	327,042,492
Accumulated deficit	9	(6,633,671,978)	(3,801,126,785)	(570,012,264)	20,144,618	3,020,862

Total shareholders’ (deficit) equity		(6,575,347,389)	(3,742,802,196)	(561,265,981)	2,201,176,034	330,085,631

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT) EQUITY		2,675,595,654	4,984,316,303	747,441,899	2,201,176,034	330,085,631

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

QUDIAN INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME OR LOSS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		Nine months ended September 30,
	Note	2015	2016
		(Unaudited)	(Unaudited)	(Unaudited)
		RMB	RMB	US$
Revenues:
Service income (including related party amounts of RMB 96,174 and RMB 108,117 for the nine months ended September 30, 2015 and 2016, respectively)		111,873,207	659,618,759	98,915,612
Sales commission fees		35,693,450	46,242,698	6,934,498
Penalty fees		11,665,274	21,387,373	3,207,224

Total revenues		159,231,931	727,248,830	109,057,334

Operating cost and expenses:
Cost of revenues (including related party amounts of RMB nil and RMB 24,215,000 for the nine months ended September 30, 2015 and 2016, respectively)		94,442,356	156,156,505	23,417,036
Sales and marketing (including related party amounts of RMB nil and RMB 11,705,210 for the nine months ended September 30, 2015 and 2016, respectively)		127,588,055	114,502,239	17,170,614
General and administrative		22,170,379	22,969,681	3,444,505
Research and development		15,088,416	24,993,368	3,747,975
Allowance for loan principal and service fee receivables, other receivables		30,930,303	69,051,392	10,354,861

(Loss)/income from operations		(130,987,578)	339,575,645	50,922,343
Interest and investment income, net		1,408,139	3,935,058	590,096
Foreign exchange gain, net		217,654	—	—
Other income		51,981	9,421,526	1,412,840
Other expenses		(440,064)	(326,229)	(48,921)

Net (loss)/income before income taxes		(129,749,868)	352,606,000	52,876,358
Income tax expenses		—	66,233,170	9,932,244

Net (loss)/income		(129,749,868)	286,372,830	42,944,114

Net (loss)/income attributable to Qudian Inc.’s shareholders		(129,749,868)	286,372,830	42,944,114

Net (loss)/income per share – basic	7	(1.64)	3.61	0.54
Net (loss)/income per share – diluted	7	(1.64)	0.95	0.14
Weighted average number of shares outstanding	7	79,305,191	79,305,191	79,305,191
Pro forma basic and diluted income per share on an as-converted basis	7		0.95	0.14
Shares used in pro forma basic and diluted income per share computation	7		301,765,777	301,765,777
Total comprehensive (loss)/income		(129,749,868)	286,372,830	42,944,114

Total comprehensive (loss)/income attributable to Qudian Inc.’s shareholders		(129,749,868)	286,372,830	42,944,114

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

QUDIAN INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	Nine month ended September 30,
	2015	2016
	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Cash flows from operating activities:
Net (loss)/income	(129,749,868)	286,372,830	42,944,114
Adjustments to reconcile net loss to net cash used in operating activities:
Allowance for loan principal, service fee receivables and other receivables	30,930,303	69,051,392	10,354,861
Depreciation and amortization	464,236	1,102,441	165,321
Amortization of deferred origination costs	4,837,815	24,446,294	3,665,936
Share-based compensation expense	8,963,606	—	—
Investment income or loss of short-term investments	(633,397)	(2,631,492)	(394,615)
Share of loss from equity method investment	—	1,004,371	150,614
Changes in operating assets and liabilities:
Service fee receivables	(257,088)	(3,143,122)	(471,339)
Receivables from related party	(75,034,077)	(4,838,952)	(725,643)
Other receivables	(26,837,220)	(24,421,187)	(3,662,169)
Deferred tax assets	—	(11,131,976)	(1,669,337)
Interest payables	5,267,518	7,421,786	1,112,962
Other payables	14,256,168	78,354,602	11,749,959

Net cash (used in)/ provided by operating activities	(167,792,004)	421,586,987	63,220,664

Cash flows from investing activities:
Proceeds from redemption of short-term investments	728,237,006	2,656,550,000	398,372,947
Proceeds from collection of loan principal	902,654,914	15,330,803,520	2,298,988,306
Proceeds from collection of loan principal due from related parties	543,921	1,853,770	277,989
Realized investment income or loss of short-term investments	633,397	2,631,492	394,615
Purchase of short-term investments	(728,237,006)	(2,607,550,000)	(391,024,968)
Purchases of equipment, property and intangible asset and other non-current asset.	(1,475,763)	(5,108,448)	(766,057)
Purchase of equity method investment	—	(10,000,000)	(1,499,588)
Payments to originate loan principal	(1,904,455,110)	(17,393,914,802)	(2,608,369,919)
Payments to originate loan principal due from related parties	(3,465,288)	(1,210,000)	(181,450)

Net cash used in investing activities	(1,005,563,929)	(2,025,944,468)	(303,808,125)

The accompanying notes are an integral part of these unaudited interim condensed  consolidated financial statements.

QUDIAN INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016 – continued

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		Nine months ended September 30,
	Note	2015	2016
		(Unaudited)	(Unaudited)	(Unaudited)
		RMB	RMB	US$
Cash flows from financing activities:
Contribution from shareholders		30,162,736	2,546,172,363	381,820,854
Proceeds from borrowings		1,896,924,222	4,987,081,443	747,856,556
Proceeds from related parties		443,080,562	—	—
Refund of deposits from Funding Partners		48,999,735	75,763,490	11,361,399
Shareholder distribution		—	(838,434,577)	(125,730,611)
Repayment of borrowings		(948,692,029)	(3,990,572,829)	(598,421,358)
Payments to related parties		—	(957,326,273)	(143,559,462)
Payment of deposits to Funding Partners		(95,818,583)	(192,133,574)	(28,812,113)

Net cash provided by financing activities		1,374,656,643	1,630,550,043	244,515,265

Net increase in cash and cash equivalents		201,300,710	26,192,562	3,927,804
Cash and cash equivalents at beginning of the year		1,928,830	210,114,007	31,508,436

Cash and cash equivalents at end of period		203,229,540	236,306,569	35,436,240

Supplemental disclosures of cash flow information:
Income taxes paid		—	54,370,824	8,153,381
Interest expense paid		74,942,590	112,803,152	16,915,821

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

QUDIAN INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016

(Amounts in Renminbi (“RMB”) and US dollar (“US$”) except for number of shares and per share data)

1.	Basis of Preparation

Basis of consolidation

Qudian Inc. (the “Company”, and where appropriate, the term “Company” also refers to its subsidiaries, variable interest entity and subsidiaries of the variable interest entity as a whole) is a limited company incorporated in the Cayman Islands under the laws of the Cayman Islands on November 16, 2016. The Company, through its subsidiaries, variable interest entity (“VIE”) and subsidiaries of the VIE, are principally engaged in the operation of internet financial services platforms to provide credit services in the People’s Republic of China (the “PRC”). As of September 30, 2016, the Company’s subsidiaries, VIE and VIE’s subsidiaries are as follows:

Entity	Date of incorporation	Place of incorporation	Percentage of legal ownership by the Company	Principal activities

Subsidiaries
QD Data Limited (“Qudian HK”)	December 2, 2016	Hong Kong (“HK”)	100%	Investment holding
QD Technology Limited (“Qudian BVI”)	November 23, 2016	British Virgin Islands (“BVI”)	100%	Investment holding
Qufenqi (Ganzhou) Information Technology Co., Ltd. (“Qufenqi Ganzhou”)	September 5, 2016	PRC	100%	Investment holding, research and development

VIE
Beijing Happy Time Technology Co., Ltd. (“Beijing Happy Time”)	April 9, 2014	PRC	Nil	Technology development and service, sale of products

Subsidiaries of the VIE
Qufenqi Beijing Information Technology Co., Ltd. (“Qufenqi Beijing”)	August 15, 2014	PRC	Nil	Technology development and service
Beijing Happy Fenqi Technology Co., Ltd. (“Beijing Happy Fenqi”)	November 19, 2014	PRC	Nil	Technology development and service
Tianjin Happy Time Technology Co., Ltd. (“Tianjin Happy Time”)	March 20, 2015	PRC	Nil	Technology development and service, sale of products
Tianjin Qufenqi Technology Co., Ltd. (“Tianjin Qufenqi”)	June 5, 2015	PRC	Nil	Technology development and service, sale of products
Tianjin Happy Fenqi Technology Co., Ltd. (“Tianjin Happy Fenqi”)	September 6, 2015	PRC	Nil	Technology development and service

QUDIAN INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016

(Amounts in Renminbi (“RMB”) and US dollar (“US$”) except for number of shares and per share data)

1.	Basis of Preparation – continued

Basis of consolidation – continued

Entity	Date of incorporation	Place of incorporation	Percentage of legal ownership by the Company	Principal activities
Tianjin Happy Share Asset Management LLP (“Tianjin Happy Share”)	December 15, 2015	PRC	Nil	Investment holding
Ganzhou Happy Fenqi Technology Co., Ltd. (“Ganzhou Happy Fenqi”)	March 21, 2016	PRC	Nil	Technology development and service, sale of products
Ganzhou Happy Fenqi Network Service Co., Ltd. (“Ganzhou Happy Fenqi Network”)	March 21, 2016	PRC	Nil	Technology development and service, sale of products
Fuzhou Happy Time Technology Co., Ltd. (“Fuzhou Happy Time”)	March 30, 2016	PRC	Nil	Technology development and service, sale of products
Fuzhou High-tech Zone Microcredit Co., Ltd. (“Fuzhou Microcredit”)	May 19, 2016	PRC	Nil	Technology development and service
Ganzhou Happy Time E-commerce Co., Ltd. (“Ganzhou E-commerce”)	September 12, 2016	PRC	Nil	Technology development and service

On November 23, 2016, the Company set up a wholly-owned subsidiary, Qudian BVI in the BVI. On December 2, 2016, the Company set up another wholly-owned subsidiary, Qudian HK in Hong Kong. On December 5, 2016, the Company transferred all of its shares of Qudian HK to Qudian BVI. On December 9, 2016, Qudian HK acquired all the equity interests of Qufenqi Ganzhou from Qufenqi (HK) Limited (an entity controlled by the Founder, “Qufenqi HK”), for a consideration of US$100,000. On December 9, 2016, Beijing Happy Time signed a series of contractual agreements with Qufenqi Ganzhou and its shareholders (the “VIE Agreements”)

As PRC laws and regulations prohibit and restrict foreign ownership of internet value-added businesses, the Company operates its business, primarily through the VIE and the subsidiaries of the VIE. The Company, through Qufenqi Ganzhou entered into power of attorney agreements and an exclusive call option agreement with the nominee shareholders of the VIE, that gave Qufenqi Ganzhou the power to direct the activities that most significantly affect the economic performance of the VIE and to acquire the equity interests in the VIE when permitted by the PRC laws, respectively. Certain exclusive agreements have been entered into with the VIE through Qufenqi Ganzhou, which obligate Qufenqi Ganzhou to absorb a majority of the risk of loss from the VIE’s activities and entitles Qufenqi Ganzhou to receive a majority of their residual returns. In addition, the Company has entered into a share pledge agreement for the equity interests in the VIE held by the nominee shareholders of the VIE. On February 15, 2017, Qudian Inc. agreed to provide unlimited financial support to the VIE for its operations. In addition, pursuant to the resolution of all shareholders of the Company and the

QUDIAN INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016

(Amounts in Renminbi (“RMB”) and US dollar (“US$”) except for number of shares and per share data)

1.	Basis of Preparation – continued

Basis of consolidation – continued

resolution of the board of directors of the Company (the “Resolutions”), the board of directors of the Company (the “Board”) or any officer authorized by the Board (the “Authorized Officer”) shall cause Qufenqi Ganzhou to access the rights under the power of attorney agreements entered into among Ganzhou Qufenqi, the VIE and the nominee shareholders of the VIE and Qufenqi Ganzhou’s rights under the exclusive call option agreement between Ganzhou Qufenqi and the VIE on December 9, 2016. As a result of the Resolutions and the provision of unlimited financial support from the Company to the VIE, Qudian Inc. has been determined to be most closely associated with the VIE within the group of related parties and was considered to be the primary beneficiary.

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between Qufenqi Ganzhou and the VIE through the aforementioned agreements with the nominee shareholders of the VIE. The nominee shareholders of the VIE effectively assigned all of their voting rights underlying their equity interest in the VIE to Qufenqi Ganzhou. In addition, through the exclusive business operations agreement and financial support undertaking letter, Qufenqi Ganzhou demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the profits and all of the expected losses of the VIE. The VIE is subject to operating risks, which determine the variability of the Company’s interest in those entities. Based on these contractual arrangements, the Company consolidates the VIE in accordance with SEC Regulation S-X Rule 3A-02 and Accounting Standards Codification (“ASC”) topic 810 (“ASC 810”), Consolidation, because the Company holds all the variable interests of the VIE through Qufenqi Ganzhou.

As of December 31, 2015 and September 30, 2016, the aggregate carrying amounts of the total assets and total liabilities of the VIE were the same as those of the Company. Except for the deposits that were pledged with Peer-to-Peer platforms (“P2P platforms”) and other institutions (collectively “Funding Partners”) as guarantee deposits, there was no other pledge or collateralization of the VIE’ assets. Creditors of the VIE have no recourse to the general credit of the Company, who is the primary beneficiary of the VIE. The Company has not provided any financial or other support that it was not previously contractually required to provide to the VIE during the periods presented.

QUDIAN INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016

(Amounts in Renminbi (“RMB”) and US dollar (“US$”) except for number of shares and per share data)

1.	Basis of Preparation – continued

Basis of consolidation – continued

The following tables set forth the assets, liabilities, results of operations and cash flows of the VIE and their subsidiaries included in the Company’s unaudited interim condensed consolidated balance sheets, unaudited interim condensed consolidated statements of comprehensive income or loss and unaudited interim condensed consolidated statements of cash flows:

	As of December 31, 2015	As of September 30, 2016
	(Audited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Short-term loan principal and service fee receivables	2,060,768,476	3,902,781,952	585,256,347
Other current assets	383,778,403	721,665,732	108,220,099

Total current assets	2,444,546,879	4,624,447,684	693,476,446

Total non-current assets	231,048,775	359,868,619	53,965,451

Total assets	2,675,595,654	4,984,316,303	747,441,897

Total current liabilities	3,217,606,854	2,659,104,491	398,256,015
Total non-current liabilities	89,357,959	124,035,778	18,600,252

Total liabilities	3,306,964,813	2,783,140,269	417,356,267

The table sets forth the results of operations of the VIE included in the Company’s consolidated statements of comprehensive income or loss:

	Nine months ended September 30,
	2015	2016
	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Revenues	159,231,931	727,248,830	109,057,334
Net (loss)/income	(129,749,868)	286,372,830	42,944,114

The table sets forth the cash flows of the VIE included in the Company’s consolidated statements of cash flows:

	Nine months ended September 30,
	2015	2016
	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Net cash (used in)/provided by operating activities	(167,792,004)	421,586,987	63,220,664
Net cash used in investing activities	(1,005,563,929)	(2,025,944,468)	(303,808,125)
Net cash provided by financing activities	1,374,656,643	1,630,550,043	244,515,265

Basis of presentation

The unaudited interim condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

QUDIAN INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016

(Amounts in Renminbi (“RMB”) and US dollar (“US$”) except for number of shares and per share data)

1.	Basis of Preparation – continued

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIE and the subsidiaries of the VIE. All inter-company transactions and balances have been eliminated.

Unaudited interim condensed consolidated financial statements

The accompanying unaudited interim condensed consolidated balance sheet as of September 30, 2016, the unaudited interim condensed consolidated statements of comprehensive income or loss and cash flows for the nine months ended September 30, 2015 and 2016, and the related footnote disclosures are unaudited. These unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP for interim financial statements using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2015. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements. As disclosed in Note 1 of the Company’s audited consolidated financial statements for the year ended December 31, 2015, the Company was restructured on December 9, 2016 in order to establish the Company as the parent company. As the shareholdings in the Company and the VIE were identical immediately before and after the restructuring, the transaction was accounted for under common ownership, in a manner similar to a pooling of interests. Accordingly, the unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2016 and 2015 were retrospectively adjusted to reflect the historical results and assets and liabilities of the Company’s business. Such basis of preparation is consistent with that adopted in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2015.

In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the consolidated financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the nine months ended September 30, 2016 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2016. The consolidated balance sheet as of December 31, 2015 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2015.

2.	Summary of Principal Accounting Policies

Investments in equity method investee

The Company uses the equity method to account for an equity investment over which it has significant influence but does not own a majority equity interest or otherwise control, generally accompanying a shareholding of between 20% and 50% of the voting rights. The share of earnings or losses of the investee are recognized in the consolidated statements of comprehensive income or loss. Equity method adjustments include the company’s proportionate share of investee income or loss and other adjustments required by the equity method.

QUDIAN INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016

(Amounts in Renminbi (“RMB”) and US dollar (“US$”) except for number of shares and per share data)

2.	Summary of Principal Accounting Policies – continued

Investments in equity method investee – continued

The Company assesses its equity investment for other-than-temporary impairment by considering factors as well as relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the investees including current earning trends, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, and cash burn rate and other company-specific information.

Pro forma information (unaudited)

The unaudited pro forma balance sheet information as of September 30, 2016 assumes the automatic conversion of all of the outstanding Convertible Preferred Shares into 222,460,486 ordinary shares.

Currency translation for financial statements presentation

Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB6.6685 per US$1.00 on September 30, 2016, the last business day of the period, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB accounts could have been, or could be converted into US$ at such rate.

Statutory reserve

In accordance with PRC regulations, the subsidiaries of the VIE in the PRC with microloan license is required to provide a statutory reserve, which is appropriated from net income as reported in the Company’s statutory accounts. The Company is required to allocate 1.5% of its balance of loan principal to the statutory reserve. The statutory reserves can only be used for specific purposes and not distributable as cash dividends.

3.	Loan principal and service fee receivables

The following table presents nonaccrual loan principal and service fee receivables as of December 31, 2015 and September 30, 2016, respectively.

	As of December 31 2015	As of September 30 2016
	(Audited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Nonaccrual loan principal and service fee receivables	23,637,258	61,376,030	9,203,873
Less allowance for nonaccrual loan principal and service fee receivables	(22,174,174)	(54,452,383)	(8,165,612)

Nonaccrual loan principal and service fee receivables, net	1,463,084	6,923,647	1,038,261

The following present the aging of past-due loan principal and service fee receivables as of September 30, 2016 (unaudited):

	1-90 days past-due RMB	Over 90 days past-due RMB	Total past-due RMB	Current RMB	Total RMB
Loan principal and service fee receivables	74,172,001	61,376,030	135,548,031	4,052,326,222	4,187,874,253

QUDIAN INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016

(Amounts in Renminbi (“RMB”) and US dollar (“US$”) except for number of shares and per share data)

3.	Loan principal and service fee receivables – continued

Movement of allowance for loan principal and service fee receivables during the nine months ended September 30, 2016 is as follows:

	As of September 30,
	2016
	(Unaudited)	(Unaudited)
	RMB	US$
Balance at the beginning of the period	46,209,275	6,929,486
Additions	62,785,985	9,415,309
Charge-offs	—	—

Balance at end of the period	108,995,260	16,344,795

Evaluated for impairment on a pooled basis	108,995,260	16,344,795

4.	Investment in equity method investee

On September 7, 2016, Beijing Happy Time and a related party Ganzhou Happy Share Capital Management LLP (“Ganzhou Happy Share”) established an entity Ganzhou Qu Campus Technology Co., Ltd (“Ganzhou Qu Campus”) which mainly operates computer services, advisory, and online merchandise services, with registered capital of RMB 10,000,000 each. As the Company has significant influence over Ganzhou Qu Campus, Ganzhou Qu Campus was accounted for as an investment under the equity method. The Company’s share of loss in Ganzhou Qu Campus for the nine months ended September 30, 2016 of RMB 1,004,371, was recognized in the consolidated statements of comprehensive income.

5.	Short-term borrowings and long-term borrowings

In the ordinary course of business, the Company transfers loan principals to the Funding Partners. However, in accordance with ASC 860, Transfers and servicing, the loan principals are not derecognized upon transfer as they are not legally isolated. Hence, the Company continues to report the transferred loan principal in the consolidated balance sheets and account for the proceeds from the transfer as a secured borrowing with a pledge of collateral.

The following table presents short-term borrowings from the Funding Partners as of December 31, 2015 and September 30, 2016. Short-term borrowings includes borrowings with terms shorter than one year, the current portion of the long-term borrowings and long-term borrowings with early repayment options that are exercisable by the Funding Partners on demand.

QUDIAN INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016

(Amounts in Renminbi (“RMB”) and US dollar (“US$”) except for number of shares and per share data)

5.	Short-term borrowings and long-term borrowings – continued

The following table presents short-term borrowings from the Funding Partners as of December 31, 2015 and September 30, 2016:

Funding Partners	Fixed annual rate (%)	Term*	As of December 31 2015	As of September 30 2016
			(Audited)	(Unaudited)	(Unaudited)
			RMB	RMB	US$
P2P platforms	9 to 14	1 month to 34 months	1,269,636,642	2,319,050,245	347,761,902
Other institutions	3.5 to 9.1	13 days to 687 days	293,246,787	212,793,800	31,910,295

			1,562,883,429	2,531,844,045	379,672,197

*	Includes current portion of borrowings greater than 1 years.

The following table presents long-term borrowings from the Funding Partners as of December 31, 2015 and September 30, 2016:

Funding Partners	Fixed annual rate (%)	Term	As of December 31 2015	As of September 30 2016
			(Audited)	(Unaudited)	(Unaudited)
			RMB	RMB	US$
P2P platforms	10 to 12	18 months to 34 months	41,701,844	119,534,039	17,925,177
Other institutions	5.5 to 6.42	643 days to 698 days	47,656,115	4,501,739	675,075

			89,357,959	124,035,778	18,600,252

6.	Fair value measurements

Assets and liabilities disclosed at fair value

The Company measures its cash and cash equivalents, loan principal and service fee receivables and short term borrowing at amortized cost. Short-term investment is measured at fair value based on the quoted subscription/redemption price published by the investment manager and represented a level 2 measurement. The carrying value of loan principal and service fee receivables approximates their fair value due to their short-term nature and is considered a level 3 measurement. The fair value was estimated by discounting the scheduled cash flows through to estimated maturity using estimated discount rates based on current offering rates of comparable institutions with similar services. The carrying value of the Company’s debt obligations approximate fair value as the borrowing rates are similar to the market rates that are currently available to the Company for financing obligations with similar terms and credit risks and represented a level 2 measurement.

Assets and liabilities measured at fair value on a recurring basis

The Company measured its short-term investments at fair value on a recurring basis as of December 31, 2015. The short-term investments were wealth management products issued by China Merchants Bank that are redeemable at any time. The Company valued the short-term investments based on the quoted subscription/redemption price published by China Merchants Bank.

QUDIAN INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016

(Amounts in Renminbi (“RMB”) and US dollar (“US$”) except for number of shares and per share data)

6.	Fair value measurements – continued

Assets measured at fair value on a nonrecurring basis

The Company measured its property and equipment, intangible assets and equity method investment at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

The following table summarizes the Company’s financial assets and liabilities measured and recorded at fair value on recurring basis as of December 31, 2015:

	As of December 31, 2015
	Active market (Level 1)	Observable input (Level 2)	Non-observable input (Level 3)	Total
	RMB	RMB	RMB	RMB
Short-term investments

Monetary wealth management products	—	49,000,000	—	49,000,000

At September 30, 2016, the balance of short-term investment measured at fair value was nil.

7.	Earnings (loss) per share

The following table sets forth the computation of basic and diluted net income (loss) per ordinary share for the period for the nine months ended September 30, 2015 and 2016:

	Nine months ended September 30, 2015	Nine months ended September 30, 2016
	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Basic earnings per share
Net (loss) income (numerator):
Net (loss) income attributable to ordinary shareholders for computing basic earnings per share	(129,749,868)	286,372,830	42,944,114
Reversal of accretion upon assumed conversion of Convertible Preferred Shares	—	—	—
Dividend eliminated upon assumed conversion of Convertible Preferred Shares	—	—	—
Dilution effect on earnings arising from option plans operated by a subsidiary	—	—	—
Net (loss) income attributable to ordinary shareholders for computing net income per ordinary share – diluted	(129,749,868)	286,372,830	42,944,114

Shares (denominator):
Weighted average number of shares used in calculating net income per ordinary share – basic (millions of shares)	79.31	79.31	79.31
Conversion of Convertible Preferred Shares (millions of shares)	—	222.46	222.48
Weighted average number of shares used in calculating net income per ordinary share – diluted (millions of shares)	79.31	301.77	301.77

Net (loss)/income per ordinary share – basic (RMB)	(1.64)	3.61	0.54

Net (loss)/income per ordinary share – diluted (RMB)	(1.64)	0.95	0.14

QUDIAN INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016

(Amounts in Renminbi (“RMB”) and US dollar (“US$”) except for number of shares and per share data)

7.	Earnings (loss) per share – continued

The effects of all convertible preferred shares were excluded from the calculation of diluted earnings per share as their effect would have been anti-dilutive during the nine months ended September 30, 2015.

The unaudited pro forma net income per ordinary share is computed using the weighted-average number of ordinary shares outstanding and assumes the automatic conversion of all of the Company’s Series A, Series B and Series C Preferred Shares as of September 30, 2016, into 222,460,486 weighted-average shares of ordinary stock upon the closing of the Company’s Qualified IPO as defined in Note 13 of the unaudited interim condensed consolidated financial statements, as if it had occurred on January 1, 2016. The Company believes the unaudited pro forma net income per share provides material information to investors, as the automatic conversion of the Company’s Series A, Series B and Series C Preferred Shares and the disclosure of pro forma net income per ordinary share provides an indication of net income per ordinary share that is comparable to what will be reported by the Company as a public company following the closing of the Qualified IPO.

The following table summarizes the unaudited pro forma net loss per share attributable to ordinary shareholders:

As of September 30,
2016
(Unaudited)
Numerator:
Net income attributable to ordinary shareholders (RMB)	286,372,830
Denominator:
Weighted average number of ordinary shares used in net income per share attributable to ordinary shareholders – basic and diluted (millions of shares)	79.31
Add: adjustment to reflect assumed effect of automatic conversion of Series A, B and C Preferred Shares (millions of shares)	222.46

Pro forma weighted average number of shares outstanding – basic and diluted (millions of shares)	301.77

Pro forma net income per share attributable to ordinary shareholders – basic and diluted (RMB)	0.95

8.	Related party balances and transactions

Name of related parties	Relationship with the Company
Luo Min	Founder and principal shareholder of the Company
Qufenqi Inc.	Ultimate legal holding company of the VIE prior to December 17, 2015
Qufenqi (HK) Limited	Holding company of the VIE prior to December 17, 2015
Key management and their immediate families	The Company’s key management and their immediate families
Alipay.com Co., Ltd.	Subsidiary of principal shareholder of the Company
Ganzhou Qu Campus	The Company’s equity method investee
Zhima Credit Management Co., Ltd	Subsidiary of principal shareholder of the Company

QUDIAN INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016

(Amounts in Renminbi (“RMB”) and US dollar (“US$”) except for number of shares and per share data)

8.	Related party balances and transactions – continued

Details of related party balances and transactions as of December 31, 2015 and September 30, 2016 are as follows:

8.1 Amounts due to related parties

		As of December 31 2015	As of September 30 2016
		(Audited)	(Unaudited)	(Unaudited)
		RMB	RMB	US$
Qufenqi Inc.	(i)	368,245,902	—	—
Qufenqi (HK) Limited	(i), (ii)	1,092,329,717	—	—
Key management and their immediate families	(i)	76,404	—	—
Luo Min	(i)	145,457,524	—	—
Zhima Credit Management Co., Ltd	(iii)	—	13,276,273	1,990,893

Total		1,606,109,547	13,276,273	1,990,893

(i)	The balance mainly represents the transactions from daily operations, which is interest free and payable on demand.
(ii)	On December 17, 2015, the VIE acquired 100% of the shares in Qufenqi Beijing from Qufenqi (HK) Limited for a consideration of RMB 838,434,577. The amount was deemed to be a distribution to shareholders.
(iii)	The amount represents commissions payable to the related parties.

8.2 Amounts due from related parties

		As of December 31 2015	As of September 30 2016
		(Audited)	(Unaudited)	(Unaudited)
		RMB	RMB	US$
Short-term amounts due from related parties
Qufenqi Inc.		—	189,651,304	28,439,875
Qufenqi (HK) Limited		—	4,860	729
Alipay.com Co., Ltd.	(i)	33,772,309	171,433,755	25,707,994
Zhima Credit Management Co., Ltd			309,223	46,371
Key management and their immediate families
Employee advances		75,131	4,600,000	689,809
Loan principal and service fee receivables	(ii)	1,082,735	711,283	106,663

Total short-term amounts due from related parties		34,930,175	366,710,425	54,991,441

Long-term amounts due from related parties
Key management and their immediate families
Loan principal and service fee receivables	(ii)	1,622,318	1,350,000	202,444

Total long-term amounts due from related parties		1,622,318	1,350,000	202,444

Total amounts due from related parties		36,552,493	368,060,425	55,193,885

QUDIAN INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016

(Amounts in Renminbi (“RMB”) and US dollar (“US$”) except for number of shares and per share data)

8.	Related party balances and transactions – continued

8.2 Amounts due from related parties – continued

(i)	The balance represents the amount deposited in the Company’s Alipay account. Such amount is unrestricted as to withdrawal and use and readily available to the Company on demand.
(ii)	Key management and their immediate families borrowed funds through the Company’s financing platform.

The movement of the loan principal and service fee receivables due from key management and their immediate families is as follows:

	As of December 31 2015	As of September 30 2016
	(Audited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Balance at the beginning of the year	—	2,705,053	405,646
Loan principal and service fee	3,515,287	1,210,000	181,450
Payments	(810,234)	(1,853,770)	(277,989)

Balance at end of the year	2,705,053	2,061,283	309,107

8.3 Transactions with related parties

	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2016
	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Service fee income
Key management and their immediate families	96,174	108,117	16,213

Cost of revenues
Alipay.com Co., Ltd.	—	21,612,183	3,240,936
Zhima Credit Management Co., Ltd	—	2,602,817	390,315

	—	24,215,000	3,631,251

Sales and marketing expense
Zhima Credit Management Co., Ltd	—	11,705,210	1,755,299

9.	Accumulated deficit

The movement of accumulated other comprehensive loss is as follows:

Accumulated deficit
RMB
Balance as of December 31, 2015 (audited)	(6,633,671,978)
Change in capital contribution (unaudited)	2,546,172,363
Net income (unaudited)	286,372,830

Balance as of September 30, 2016 (unaudited)	(3,801,126,785)

QUDIAN INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016

(Amounts in Renminbi (“RMB”) and US dollar (“US$”) except for number of shares and per share data)

10.	Off-Balance Sheet Commitments and Arrangements

In September 2016, the Company entered into arrangements with Mashang Consumer Finance Company, a consumer finance company (“Mashang Finance”) that provides funding directly to borrowers for loans that the Company facilitates. The Company receives service revenue income to undertake guarantee liability and provide loan facilitation services. As of September 30, 2016, liability from the arrangement with Mashang Finance is nil. As of September 30, 2016, in the case of borrower default, the maximum potential undiscounted future payment the Company would be required to make was RMB 15,152,661.

11.	Share-based compensation

Supplemental 2015 Incentive Plan

On May 1, 2016, the Board of Directors of Beijing Happy Time approved the 2015 Incentive Plan Supplementary Agreement (“Supplemental 2015 Incentive Plan”), which canceled 1,080,000 share options granted under the 2015 Plan. In addition, the Company will issue share options to certain management and employees equivalent to the numbers of shares canceled within the next three years (with the first performance review in January 2017) based on the periodic performance reviews of those individuals.

As part of the restructuring, the Board of Directors of Qudian Inc. approved the cancelation of the 2015 Plan and the Supplemental 2015 Incentive Plan as well as the adoption of the 2016 Equity Incentive Plan (the “2016 Plan”). Under the 2016 Plan, the Company issued a total of 14,145,519 of share options for the shares of Qudian Inc., as replacement of the share options under the 2015 Plan.

12.	Commitments and contingencies

Operating lease as commitments

The Company leases certain office premises under non-cancelable leases. Rental expenses under operating leases for the nine months ended September 30, 2015 and 2016 were RMB 5,268,792 and RMB 5,903,807, respectively.

Future minimum lease payments under non-cancelable operating leases agreements as of September 30, 2016 are as follows:

RMB
1 year (Including 1 year)	21,354,932
1 year to 2 years (Including 2 years)	14,872,772
2 years to 3 years (Including 3 years)	10,287,219
Above 3 years	—

46,514,923

The Company’s operating lease commitments have no renewal options, rent escalation clauses and restriction or contingent rents.

13.	Convertible Preferred Shares

The Company issued Series A-1, A-2 (collectively “Series A”), B-1, B-2, B-3, (collectively “Series B”), C-1, C-2, C-3, C-4 and C-5 (collectively “Series C”) preferred shares (collectively, the “Preferred Shares”) to the same group of third party shareholders of the VIE on the restructuring date i.e. December 9, 2016. The Preferred Shares will be recorded at fair value on the issue date and is presented on a retroactive basis.

QUDIAN INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016

(Amounts in Renminbi (“RMB”) and US dollar (“US$”) except for number of shares and per share data)

13.	Convertible Preferred Shares – continued

The following is a summary of the significant terms of the Preferred Shares:

Conversion rights

The holders of the Preferred Shares are entitled to convert any or all of its Preferred Shares at any time, without the payment of any additional consideration, into such number of fully paid and non-assessable ordinary shares per Preferred Share as is determined by dividing the deemed issue price (“Adjusted Issue Price”) applicable to such series of Preferred Shares by the conversion price applicable to each series of Preferred Shares, in effect at the time of conversion. As of December 31, 2015 and September 30, 2016, this conversion ratio was one Preferred Share into one ordinary share.

The maximum number of ordinary shares that would be required to settle a conversion of all Preferred Shares is as follows:

	Maximum number of shares issuable as of (Unaudited)
	December 31, 2015	September 30, 2016	December 9, 2016
Series A-1	2,616,641	2,616,641	2,616,641
Series A-2	4,779,796	4,779,796	4,779,796
Series B-1	38,487,004	38,487,004	38,487,004
Series B-2	5,233,281	5,233,281	5,233,281
Series B-3	31,865,304	31,865,304	31,865,304
Series C-1	37,720,709	37,720,709	37,720,709
Series C-2	19,469,603	19,469,603	19,469,603
Series C-3	13,391,793	13,391,793	13,391,793
Series C-4	10,823,841	10,823,841	10,823,841
Series C-5	58,072,514	58,072,514	58,072,514

Total	222,460,486	222,460,486	222,460,486

The conversion ratio for any series of Preferred Shares shall be subject to adjustment only as provided in accordance with items (a), (b), (c), (d), (e) and (f) below in order to adjust the number of ordinary shares into which such series of the Preferred Shares is convertible.

(a)	Adjustments for share splits and combinations

(b)	Adjustments to ordinary shares dividends and distributions

(c)	Adjustments for other dividends

(d)	Reorganizations, mergers, consolidations, reclassifications, exchanges and substitutions

(e)	Sale of shares below the conversion price

(f)	Deemed issuance of additional stock

QUDIAN INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016

(Amounts in Renminbi (“RMB”) and US dollar (“US$”) except for number of shares and per share data)

13.	Convertible Preferred Shares – continued

Automatic Conversion

Each Preferred Share or such series of Preferred Shares, as applicable, shall automatically be converted into ordinary shares at the then-effective conversion ratio applicable to such Preferred Share upon either (A) the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the United States Securities Act of 1933 covering the offer and sale of ordinary shares for the account of the Company to the public with aggregate proceeds to the Company in excess of US$30 million (before deduction for underwriting commissions and expenses) (the “Qualified IPO”); or (B) with respect to Series A Shares at the election of the holders of eighty percent (80%) of Series A Shares; with respect to Series B Shares at the election of the holders of seventy-five percent (75%) of the Series B Shares (voting together as a separate class); and with respect to Series C Shares at the election of the majority Series C Shareholders.

Dividends

The holders of Preferred Shares shall be entitled to receive non-cumulative dividends at an annual rate of 8% as and when declared by the Board of Directors, prior and in preference to any declaration or payment of any dividend on the ordinary shares and all other classes of shares of the Company. No dividends have been declared for the Preferred Shares for the periods presented.

After the preferential dividends relating to the Preferred Shares above have been paid in full or declared and set apart in any fiscal year of the Company, any additional dividends available may be declared in that fiscal year for the ordinary shares. Such additional dividends shall be declared pro rata on the ordinary shares and Preferred Shares on an as-converted basis.

Voting rights

The holder of each Preferred Share is entitled to the number of votes equal to the number of ordinary shares into which such Preferred Share could be converted at the voting date.

Redemption

The Preferred Shares are redeemable by the holders at any time after September 30, 2020, at an amount equal to the sum of the issue price, plus an amount accruing daily at 8% per annum and all declared but unpaid dividends.

Liquidation Preference

In the event of liquidation, dissolution or winding up of the Company, the assets of the Company available for distribution shall be made as follows:

•	The holders of Series C Preferred Shares are entitled to receive an amount equal to issue price plus all declared but unpaid dividends and distributions, in preference to any distribution to the holders of the Series B Shares, the Series A Shares and the ordinary shareholders of the Company;

•

After the payment to the holders of Series C Preferred Shares, the holders of Series B Preferred Shares are entitled to receive an amount equal to issue price plus all declared but unpaid dividends and distributions, in

QUDIAN INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016

(Amounts in Renminbi (“RMB”) and US dollar (“US$”) except for number of shares and per share data)

13.	Convertible Preferred Shares – continued

Liquidation Preference – continued

preference to any distribution to the holders of the Series A Shares and the ordinary shareholders of the Company;

•	After the payment to the holders of Series C and Series B Preferred Shares, the holders of Series A Preferred Shares are entitled to receive an amount equal to issue price plus all declared but unpaid dividends and distributions, in preference to any distribution to the holders of the ordinary shareholders of the Company.

After payment has been made to the holders of the Preferred Shares in accordance with the above, the remaining assets of the Company available for distribution to shareholders shall be distributed ratably among the holders of ordinary shares and Preferred Shares based on the number of ordinary shares into which such Preferred Shares are convertible.

Initial Measurement and Subsequent Accounting for Preferred Shares

The Preferred Shares do not meet the criteria of mandatorily redeemable financial instruments specified in ASC 480-10-S99, and have been classified as mezzanine equity in the consolidated balance sheets. The Preferred Shares were initially measured at fair value. Beneficial conversion features exist when the conversion price of the convertible preferred shares is lower than the fair value of the ordinary shares at the commitment date, which is the issuance date in the Company’s case. When a beneficial conversion feature exists as of the commitment date, its intrinsic value is bifurcated from the carrying value of the convertible preferred shares as a contribution to additional paid-in capital. On the commitment date, the most favorable conversion price used to measure the beneficial conversion feature of the Preferred Shares was higher than the fair value per ordinary share and therefore no bifurcation of beneficial conversion feature was recognized. The Company determined the fair value of ordinary shares with the assistance of an independent third party valuation firm.

The Company has elected to recognize the changes in redemption value immediately as they occur and adjust the carrying amount of the Preferred Shares to equal the redemption value at each reporting period. The changes in redemption value including cumulative dividends shall be recorded as a reduction of income available to ordinary shareholders in accordance with ASC 480-10-S99 3A.

14.	Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the VIE and subsidiaries of the VIE incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The consolidated results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

Under PRC law, the Company’s subsidiaries, VIE and the subsidiaries of the VIE located in the PRC (collectively referred as the “PRC entities”) are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The PRC entities are required

QUDIAN INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016

(Amounts in Renminbi (“RMB”) and US dollar (“US$”) except for number of shares and per share data)

14.	Restricted net assets – continued

to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, the registered capital of the PRC entities is also restricted.

Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the subsidiary. The PRC entities are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends.

Amounts restricted that include paid-in capital and statutory reserve funds, as determined pursuant to PRC GAAP, is nil and RMB2,496,567,842 as of December 31, 2015 and September 30, 2016.

15.	Subsequent events

The subsequent events have been evaluated through February 24, 2017, the date the consolidated financial statements were issued.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to the public interest, such as providing indemnification against civil fraud or the consequences of committing a crime. The registrant’s articles of association provide that each officer or director of the registrant shall be indemnified out of the assets of the registrant against any liability incurred by him or her in defending any proceedings, whether civil or criminal, in which judgment is given in his or her favor, or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his or her part, or in which he or she is acquitted or in connection with any application in which relief is granted to him or her by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the registrant.

Under the form of indemnification agreements to be filed as Exhibit 10.1 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

Since inception in April 2014, we have issued and sold the securities described below without registering the securities under the Securities Act. None of these transactions involved any underwriters’ underwriting discounts or commissions, or any public offering. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S or Rule 701 under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Purchaser	Date of Issuance	Number of Securities	Consideration in U.S. Dollars	Underwriting Discount and Commission
Sharon Pierson	November 16, 2016	1 ordinary share	0.0001	Not applicable
Qufenqi Holding Limited	November 16, 2016	1 ordinary share	0.0001	Not applicable
Qufenqi Holding Limited	December 9, 2016	79,305,190 ordinary shares	7,930	Not applicable
Wa Sung Investment limited	December 9, 2016	15,088,284 Series C-5 preferred shares	1,509	Not applicable
Phoenix Auspicious FinTech Investment L.P.	December 9, 2016	42,984,230 Series C-5 preferred shares	4,299	Not applicable
Kunlun Group Limited	December 9, 2016	38,487,004 Series B-1 preferred shares, 19,469,603 Series C-2 preferred shares	5,796	Not applicable

Purchaser	Date of Issuance	Number of Securities	Consideration in U.S. Dollars	Underwriting Discount and Commission
Source Code Accelerate L.P.	December 9, 2016	4,779,796 Series A-2 preferred shares, 31,865,304 Series B-3 preferred shares, 10,823,841 Series C-4 ordinary shares	4,747	Not applicable
API (Hong Kong) Investment Limited	December 9, 2016	37,720,709 Series C-1 preferred shares	3,773	Not applicable
Ever Bliss Fund, L.P.	December 9, 2016	2,368,823 Series A-1 preferred shares, 4,737,645 Series B-2 preferred shares, 12,123,476 Series C-3 preferred shares	1,923	Not applicable
Joyful Bliss Limited	December 9, 2016	247,818 Series A-1 preferred shares, 495,636 Series B-2 preferred shares, 1,268,317 Series C-3 preferred shares	202	Not applicable

Item 8. Exhibits and Financial Statement Schedules

(a)    Exhibits

See Exhibit Index beginning on page II-8 of this Registration Statement.

(b)    Financial Statement Schedules.

All supplement schedules are omitted because of the absence of conditions under which they are required or because the information is shown in the financial statements or notes thereto.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China on                     , 2017.

QUDIAN INC.

By:
	Name:	Min Luo
	Title:	Chairman and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Min Luo and Carl Yeung, and each of them singly, as his or her true and lawful attorney-in-fact and agents, each with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents, or his or her substitutes or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

Chairman and Chief Executive Officer (principal executive officer)
Min Luo

Director
Chao Zhu

Director
Li Du

Director
Yahui Zhou

Director
Yi Cao

Director
Tianyu Zhu

Director
Lianzhu Lv

Chief Financial Officer (principal financial and accounting officer)
Carl Yeung

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Qudian Inc. has signed this registration statement or amendment thereto in                  on                  , 2017.

By:

Name:
Title:

EXHIBIT INDEX

Exhibit No.	Description of Exhibit†

1.1*	Form of Underwriting Agreement

3.1*	Amended and Restated Memorandum and Articles of Association of the Registrant, amended and restated on December 9, 2016

3.2*	Form of Amended and Restated Memorandum and Articles of Association of the Registrant

4.1*	Specimen of Ordinary Share Certificate

4.2**	Form of Deposit Agreement between the Registrant and , as depositary

4.3**	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 4.2)

4.4*	Shareholders’ Agreement, dated December 9, 2016

5.1*	Form of opinion of Conyers Dill & Pearman regarding the validity of the ordinary shares being registered

8.1*	Opinion of Simpson Thacher & Bartlett LLP regarding certain United States federal tax matters

8.2*	Opinion of Conyers Dill & Pearman regarding certain Cayman Islands tax matters

8.3*	Opinion of Fangda Partners regarding certain PRC tax matters

10.1*	Form of Indemnification Agreement between the Registrant and its directors and executive officers

10.2*	Form of Employment Agreement between the Registrant and its executive officers

10.3*	Qudian Inc. 2016 Equity Incentive Plan

10.4*	Equity Interest Pledge Agreement concerning Beijing Happy Time, among Ganzhou Qufenqi, Mr. Min Luo, Tianjin Happy Share, Shanghai Yunxin Venture Capital Co., Ltd., Phoenix Auspicious FinTech Investment L.P., Tianjin Blue Run Xinhe Investment Center L.P., Jiaxing Blue Run Quchuan Investment L.P., Ningbo Yuanfeng Venture Capital L.P., Shenzhen Huasheng Qianhai Investment Co., Ltd., Beijing Kunlun Tech Co. Ltd. and Beijing Happy Time, dated December 9, 2016 (English Translation)

10.5*	Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Tianjin Happy Share, dated December 9, 2016 (English Translation)

10.6*	Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Shanghai Yunxin Venture Capital Co., Ltd., dated December 9, 2016 (English Translation)

10.7*	Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Phoenix Auspicious FinTech Investment L.P., dated December 9, 2016 (English Translation)

10.8*	Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Tianjin Blue Run Xinhe Investment Center L.P., dated December 9, 2016 (English Translation)

10.9*	Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Jiaxing Blue Run Quchuan Investment L.P., dated December 9, 2016 (English Translation)

10.10*	Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Ningbo Yuanfeng Venture Capital L.P., dated December 9, 2016 (English Translation)

Exhibit No.	Description of Exhibit†

10.11*	Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Huasheng Qianhai Investment Co., Ltd., dated December 9, 2016 (English Translation)

10.12*	Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Beijing Kunlun Tech Co. Ltd., dated December 9, 2016 (English Translation)

10.13*	Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Mr. Min Luo, dated December 9, 2016 (English Translation)

10.14*	Exclusive Business Cooperation Agreement among Ganzhou Qufenqi, Beijing Happy Time, Ganzhou Network, Ganzhou Happy Fenqi and Fuzhou Happy Time Technology Co., Ltd., dated December 9, 2016 (English Translation)

10.15*	Exclusive Call Option Agreement concerning Beijing Happy Time, among Ganzhou Qufenqi, Mr. Min Luo, Tianjin Happy Share, Shanghai Yunxin Venture Capital Co., Ltd., Phoenix Auspicious FinTech Investment L.P., Tianjin Blue Run Xinhe Investment Center L.P., Jiaxing Blue Run Quchuan Investment L.P., Ningbo Yuanfeng Venture Capital L.P., Shenzhen Huasheng Qianhai Investment Co., Ltd., Beijing Kunlun Tech Co. Ltd. and Beijing Happy Time, dated December 9, 2016 (English Translation)

21.1	Subsidiaries of Registrant

23.1*	Consent of Ernst & Young Hua Ming LLP

23.3*	Consent of Conyers Dill & Pearman (included in Exhibit 5.1 and Exhibit 8.2)

23.4*	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 8.1)

23.5*	Consent of Fangda Partners (included in Exhibit 8.3)

23.6*	Consent of Oliver Wyman

24.1*	Powers of Attorney (included on the signature page in Part II of this Registration Statement)

99.1*	Code of Business Conduct and Ethics of the Registrant

99.2	Registrant’s waiver request and representation under Item 8.A.4

*	To be filed by amendment.
**	Incorporated by reference to the Registration Statement on Form F-6 to be filed with the Securities and Exchange Commission with respect to American depositary shares representing our ordinary shares.